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TABLE OF CONTENTS
INDEX TO FINANCIAL INFORMATION—GCI, INC.

As filed with the Securities and Exchange Commission on April 6, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GCI, INC.
(Exact Name of Registrant as Specified in Its Charter)

Alaska (State or other jurisdiction of incorporation or organization)	4899 (Primary Standard Industrial Classification Code Number)	91-1820757 (I.R.S. Employer Identification No.)
2550 Denali Street, Suite 1000 Anchorage, Alaska 99503-2781 (907) 868-5600 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
John M. Lowber GCI, Inc. 2550 Denali Street, Suite 1000 Anchorage, Alaska 99503-2781 (907) 868-5600 (Name, address, including zip code and telephone number, including area code, of agent for service)

COPIES OF ALL COMMUNICATIONS TO:

Steven D. Miller, Esq.
Jeffrey R. Kesselman, Esq.
Sherman & Howard L.L.C.
633 Seventeenth Street, Suite 3000
Denver, Colorado 80202
(303) 297-2900

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee

7.25% Senior Notes due 2014	$70,000,000	100%	$70,000,000	$8,239

(1)
Estimated pursuant to Rule 457 solely for the purpose of calculating the registration fee.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 6, 2005

PROSPECTUS

GCI, INC.

$70,000,000

EXCHANGE OFFER FOR
7.25% Senior Notes due 2014

        We are offering to exchange an aggregate principal amount of up to $70,000,000 of our new 7.25% Senior Notes Due 2014, the new notes, for a like amount of our old 7.25% Senior Notes Due 2014 issued in a private offering on December 7, 2004, the old notes. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that the new notes:

  •
  will have been registered under the Securities Act of 1933;

  •
  will not bear restrictive legends restricting their transfer under the Securities Act of 1933;

  •
  will not entitle holders to the registration rights that apply to the old notes; and

  •
  will not contain provisions relating to an increase in the interest rate borne by the old notes under circumstances related to the timing of the exchange offer.

        The new notes are being issued pursuant to an indenture dated as of February 17, 2004 between GCI, Inc. and Union Bank of California, N.A. as trustee (as successor trustee to The Bank of New York). We previously issued $250 million aggregate principal amount of 7.25% Senior Notes due 2014, the initial notes, pursuant to the indenture, and the indenture allows us to issue additional notes from time to time. The new notes offered hereby constitute part of a single class of securities together with the initial notes and have the same terms as the initial notes except as otherwise provided herein. Immediately after giving effect to the issuance of the new notes, GCI, Inc. will have outstanding $320 million aggregate principal amount of 7.25% Senior Notes due 2014.

        The new notes, like the old notes and the initial notes, will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt. Also like the old notes and the initial notes, the new notes will be structurally subordinated and effectively rank junior to any liabilities of our subsidiaries and will also be effectively subordinated to our existing and future secured debt, including our obligations under our senior secured credit facility.

        As of December 31, 2004, GCI, Inc. and its subsidiaries had, on a consolidated basis, approximately $160.8 million of secured debt, and GCI, Inc.'s subsidiaries had approximately $164.7 million in liabilities, excluding intercompany liabilities and our senior secured credit facility, but including trade payables.

        There are restrictions on our ability and our restricted subsidiaries to incur additional debt pursuant to the indenture governing the new notes and the terms of our senior secured credit facility.

        The exchange offer expires at 5:00 p.m., New York City time, on                        , 2005, unless we extend it.

        The new notes will not be listed on any national securities exchange or the Nasdaq Stock Market.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the new notes. If the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resales of new securities. GCI, Inc. has agreed that, during the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, it will use reasonable best efforts to keep the exchange offer registration statement effective and to make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution and Selling Restrictions."

        For a discussion of certain factors that should be considered by holders prior to tendering their old notes in the exchange offer, see "Risk Factors" beginning on page 13.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. Certain exhibits to the registration statement that contain important business and financial information about us are incorporated by reference and are not included in the registration statement. This information is available without charge upon written or oral request directed to: c/o Investor Relations, General Communication, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503-2781; telephone number: (907) 868-5600. To obtain timely delivery, you must request the information no later than                        , 2005.

SUMMARY

        The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the terms of the new notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety.

        As used in this prospectus, the term (i) "GCI, Inc." refers only to GCI, Inc. and not to any of its subsidiaries; (ii) "GCI" and "we," "us," "our" and similar terms refer to GCI, Inc., the issuer of both the old notes and the new notes, its subsidiaries and its parent, General Communication, Inc.; (iii) "Parent" refers only to General Communication, Inc. and not to any of its subsidiaries; (iv) "initial notes" refers to the $250 million of GCI, Inc.'s 7.25% Senior Notes due 2014 originally issued on February 17, 2004 in a private placement and subsequently exchanged on August 11, 2004 for a like amount of notes that were registered under the Securities Act of 1933, as amended; (v) "old notes" refers to the $70 million of GCI, Inc.'s unregistered 7.25% Senior Notes due 2014 issued on December 7, 2004; (vi) "new notes" refers to the $70 million of GCI, Inc.'s 7.25% Senor Notes due 2014 offered for exchange pursuant to this prospectus; and (vii) "senior secured credit facility" refers to our credit agreement providing for borrowings of up to $220 million, as further discussed below in "Description of Other Indebtedness." For your convenience, we have included a glossary of certain communications and other terms starting on page 134 of this prospectus. GCI, Inc. was incorporated in 1997 to effect the issuance of certain senior notes that were retired with the proceeds of the initial notes.

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the "Risk Factors," and the consolidated financial statements and related notes, each of which are included elsewhere in this prospectus.

Private Placement of Old Notes

        On December 7, 2004, GCI, Inc. privately placed $70 million of 7.25% Senior Notes due 2014, the old notes.

        Simultaneously with the private placement, GCI, Inc. entered into a registration rights agreement with the initial purchasers of the old notes. Under the registration rights agreement, GCI, Inc. must use its reasonable best efforts to file the registration statement on or before April 6, 2005, to cause such registration statement to become effective on or prior to July 5, 2005 and to complete the exchange offer on or before 30 days following the effective date of such registration statement. If the exchange offer does not meet such deadlines, we must pay liquidated damages to the holders of the old notes until such deadlines are met. You may exchange your old notes for new notes with substantially the same terms in this exchange offer. You should read the discussion under the headings "—The New Notes" and "Description of the New Notes" for further information regarding the new notes.

        We believe that holders of the old notes may resell the new notes without complying with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended, the Securities Act, if certain conditions are met. You should read the discussion under the headings "—The Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and resales of the new notes.

Company Overview

Overview

        We are the leading integrated, facilities-based communications provider in Alaska, offering local, wireless and long-distance voice, cable video, data and Internet communications services to residential and business customers under our GCI brand.

        We generated consolidated revenues of $390.8 million in 2003 and $424.8 million in 2004. We ended 2004 with approximately 91,300 long-distance customers, 112,100 local access lines in service, 134,700 basic cable subscribers, and 101,600 total Internet subscribers, including 65,500 cable modem subscribers. A substantial number of our customers subscribe to product bundles that include two or more of our services.

        Since our founding in 1979, we have consistently expanded our product portfolio to satisfy our customers' needs. We have benefited from the attractive and unique demographic and economic characteristics of the Alaskan market. We are pioneers of bundled communications services offerings, and believe our integrated strategy of providing innovative bundles of voice, video and data services provides us with an advantage over our competitors and will allow us to continue to attract new customers, retain existing customers and expand our addressable market. We hold leading market shares in long-distance, cable video and Internet services and have gained significant market share in local access against the incumbent provider.

        Through our focus on long-term results and strategic capital investments, we have consistently grown our revenues and expanded our margins. Our integrated strategy provides us with competitive advantages in addressing the challenges of converging telephony, video and broadband markets and has been a key driver of our success. Today, using our extensive communications networks, we provide customers with integrated communications services packages that are unmatched by any other competitor in Alaska.

Our Organization

        The chart below depicts our organizational structure and reflects our material subsidiaries.

        All of our existing subsidiaries are restricted subsidiaries under the indenture relating to the old notes and the new notes. Please see "Description of the New Notes" for a description of the restrictions applicable to restricted subsidiaries.

Recent Developments

        MCI Transaction.    Concurrently with the issuance of the old notes on December 7, 2004, Parent repurchased 3,751,509 shares of Parent's Class A common stock from MCI, Inc., or MCI, at $8.33 per share (for a total purchase price of approximately $31.3 million). In addition to the common stock repurchase, the transaction included the redemption of all issued and outstanding shares of Parent Series C preferred stock held by MCI for an aggregate redemption price of $10 million. MCI will retain its ownership of almost 1.3 million shares of Parent's Class B common stock and will retain their two seats on Parent's board of directors. GCI, Inc. used approximately $41.4 million of the proceeds of the old notes to pay a dividend to Parent in an amount sufficient to fund the purchase and redemption price for the MCI transaction.

        Use of Proceeds from Sale of Old Notes.    In addition to the dividend to Parent paid in connection with the MCI transaction, approximately $10.0 million of the proceeds received from the issuance of the old notes were used to repay indebtedness under our senior secured credit facility.

        Amendment to Senior Secured Credit Facility.    On November 17, 2004, we entered into an amendment to the senior secured credit facility to permit the incurrence by GCI, Inc. of up to $100 million in aggregate principal amount of additional senior notes due 2014. The amended senior secured credit facility permits up to $70 million of the proceeds from such additional senior notes to be used to purchase shares of Parent stock held by MCI and Toronto Dominion Investments, Inc. (or the proceeds may be distributed to Parent for such purpose), so long as there exists no default under the senior secured credit facility both before and after giving effect to such transaction. The amended senior secured credit facility also permits the proceeds to be used for additional capital expenditures. The maximum total leverage ratio permitted by the senior secured credit facility was increased by 0.25:1 for each period, including from 4.00:1 to 4.25:1 for the current period ending December 30, 2004.

        Intrastate Access Charge Ruling.    On May 15, 2003, AT&T Corp., or AT&T, filed a petition with the Federal Communications Commission, or FCC, requesting a declaratory ruling that intrastate access charges do not apply to certain of its calling card offerings. When AT&T Alascom, a subsidiary of AT&T, characterized calling card calls that originate and terminate in Alaska as interstate, they shifted to us the charges for certain intrastate access payable to Alaska local exchange carriers, or LECs. In a proceeding before the Regulatory Commission of Alaska, or RCA, the RCA had already declared this AT&T Alascom practice to be improper. After AT&T petitioned the FCC, the RCA stayed AT&T Alascom's obligations to make back payments of intrastate access charges to Alaska LECs for the period prior to April, 2004, but ordered AT&T Alascom to pay such charges on an ongoing basis from April 1, 2004. On February 23, 2005, the FCC also ruled against AT&T, consistent with the RCA's prior findings. With this ruling, we can now seek to collect refunds for the intrastate access charge amounts that AT&T Alascom improperly shifted to us prior to April 1, 2004. We have not completed our calculations of the amounts due to us and cannot predict at this time the ultimate amount to be refunded pursuant to this gain contingency, however it could be material to our results of operations, financial position and cash flows.

        Barrow Cable TV Asset Purchase.    We closed the asset purchase of Barrow Cable TV in February 2005 for approximately $1.6 million, or approximately $1,700 per subscriber. We plan to upgrade the plant of Barrow Cable TV in order to deliver digital services as well as high-speed cable modem service. Upgrades are scheduled to be implemented by the beginning of 2006. In January 2005, the RCA approved the transfer of the Certificate of Public Convenience and Necessity to us. We expect to add additional subscribers totaling approximately 950 and additional homes passed totaling approximately 1,600 as a result of this asset purchase.

        Local Service Expansion Filing.    In January 2005 we filed with the RCA to expand our provision of competitive local telephone services into rural Alaska. We plan to invest approximately $60 million dollars into local economies in construction, technologies and facilities. We requested authorization to provide service in competition with the existing service provider's entire service area in the service area of Ketchikan Public Utilities, Cordova Telephone Cooperative, Copper Valley Telephone Cooperative, Matanuska Telephone Cooperative, and the "Glacier State" study area, including Delta Junction, Homer, Kenai, Kodiak, Soldotna, Nenana, and North Pole. In addition, we are seeking approval to offer local service in Wrangell, Petersburg, Sitka, Seward, Bethel, and Nome. We are seeking certification in these markets for the area covered by our cable facilities only.

        We plan to offer service in these new areas using a combination of methods. To a large extent, we will use our existing cable network to deliver local services. Where we do not have cable plant, we may use wireless technologies and resale of other carrier's services. We may lease portions of an existing carrier's network or seek wholesale discounts, but our application is not dependent upon access to either the incumbent's network or wholesale discount rates for resale of services.

        The RCA may only decide this application on the basis of whether or not we are fit to provide the service. It has already been decided, under federal law, that competition is permissible. Because we are not requesting use of the existing carrier's network, there is no public interest issue for the RCA to decide. We are requesting that the RCA decide this application as soon as possible, and in any case, within six months.

        MTA Rural Exemption Determination.    By letter, submitted also to the RCA, on January 12, 2004, we made a bona fide request for interconnection for the purposes of local access competition with the Matanuska Telephone Association, or MTA, under the provisions of the Telecommunications Act of 1996. We submitted this request to MTA on the grounds that it waived its rural exemption under the terms of Section 251(f)(1)(C) of the 1996 Telecom Act when it launched its new video service through its wholly owned subsidiary MTA Vision, Inc. in competition with our cable television service. MTA, however, refused to comply with the negotiation and arbitration provisions under the 1996 Telecom Act claiming that it still retains a rural exemption. We filed a complaint with the RCA to resolve this dispute, and the RCA conducted a public hearing on the matter on October 20, 2004. On February 22, 2005, the RCA released a ruling that MTA's rural exemption for the areas served by MTA Vision, Inc. had been lifted and that we may negotiate and arbitrate interconnection with MTA. We tendered a new interconnection request to MTA on February 25, 2005 and are proceeding with such negotiations. In the event negotiations are unsuccessful, an arbitration will be requested which must be completed under the provisions of the 1996 Telecom Act by November 25, 2005. Following the entry into an Interconnection Agreement, we intend to commence local service entry into the Mat-Su Valley during 2007.

        Cellular Service Expansion.    We launched cellular services in the Southeast Alaska cities of Petersburg and Wrangell in February 2005. This completes our cellular services roll-out. Our cellular services are also provided in Anchorage, Fairbanks, Homer, Juneau, Kenai/Soldotna, Ketchikan, Palmer/Wasilla, Seward, Sitka, and Valdez.

        Rural Internet Program Expansion.    We expect to complete during the first quarter of 2005 the last of the 50 wireless internet (WISP) sites that we began work on in 2004. When these sites are completed, we will have provided internet services to 150 remote communities in Alaska at faster speeds and lower rates than they've experienced before.

        AU East Capacity Expansion.    We expect to complete a capacity expansion of our AULP East fiber system during the first quarter of 2005. We are upgrading the system using wavelength division multiplexing from its current five gigabit per second capacity to 20 gigabits per second.

Address and Telephone Number

        Our principal executive office is located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503-2781, and our telephone number is (907) 868-5600. Our website is located at http://www.gci.com. Information on our website is not incorporated into or otherwise a part of this prospectus.

Additional Information

        For additional information about us and our business, please see our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, or SEC, and the section entitled "Where You Can Find More Information" on page 133 of this prospectus.

The Exchange Offer

        On December 7, 2004, GCI, Inc. issued $70,000,000 principal amount of 7.25% Senior Notes due 2014, the old notes to which the exchange offer applies, to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In connection with the initial purchasers' purchase of the old notes, we agreed to commence the exchange offer within a certain time period following the initial offering of the old notes.

Registration Rights Agreement	GCI, Inc. sold the old notes on December 7, 2004 to the initial purchasers—Deutsche Bank Securities Inc., Jefferies & Company, Inc. and Calyon Securities (USA) Inc. Simultaneously with the sale of the old notes, GCI, Inc. entered into a registration rights agreement which provides for the exchange offer.

You may exchange your old notes for new notes, which have substantially identical terms. The exchange offer satisfies your rights under the registration rights agreement. After the exchange offer is over, you will not be entitled to any registration rights with respect to your old notes.
The Exchange Offer	GCI, Inc. is offering new 7.25% Senior Notes due 2014, all of which new notes will have been registered under the Securities Act, in exchange for your old notes.

To exchange your old notes, you must properly tender them, and we must accept them. We will exchange all old notes that you validly tender and do not validly withdraw. We will issue registered new notes promptly after the expiration of the exchange offer.
Resale of New Notes
We believe that, if you are not a broker-dealer, you may offer for resale, resell or otherwise transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:
• acquire the new notes in the ordinary course of your business;
• are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution" of the new notes; and
• are not an "affiliate" of GCI within the meaning of Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of new notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. During the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of new notes received in exchange for old notes which it acquired through market-making activities or other trading activities.
Expiration Date
The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless we extend the expiration date. We will not extend the expiration date beyond 45 days from the date of this prospectus.
Withdrawal
You may withdraw your tender of old notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in "The Exchange Offer—Withdrawal Rights."
Procedures for Tendering Old Notes	Each holder of old notes that wishes to accept the exchange offer must either:
•
complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the old notes), to the exchange agent; or
•
if old notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with the Depository Trust Company, or DTC, to cause an agent's message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or
	•	comply with the procedures set forth below under "—Guaranteed Delivery."
Holders of old notes that tender old notes in the exchange offer must represent that the following are true:
	•	the holder is acquiring the new notes in the ordinary course of its business;
	•	the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a "distribution" of the new notes; and

	•	the holder is not an "affiliate" of GCI within the meaning of Rule 405 of the Securities Act.

Do not send letters of transmittal, certificates representing old notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal.
Special Procedures for Tenders by Beneficial Owners of Old Notes	If
	•	you beneficially own old notes;
	•	those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and
•
you wish to tender your old notes in the exchange offer; please contact the registered holder as soon as possible and instruct it to tender on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.
Guaranteed Delivery
If you hold old notes in certificated form or if you own old notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those old notes but
	•	your old notes are not immediately available;
	•	time will not permit you to deliver the required documents to the exchange agent by the expiration date; or
	•	you cannot complete the procedure for book-entry transfer on time;
	•	you may tender your old notes pursuant to the procedures described in "The Exchange Offer—Procedures for Tendering Old Notes—Guaranteed Delivery."
Consequences of Not Exchanging Old Notes
If you do not tender your old notes or we reject your tender, your old notes will remain outstanding and will be entitled to the benefits of the indenture governing the notes. Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the old notes. Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer.
We could reject your tender of old notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal.
Appraisal or Dissenters' Rights	You do not have any appraisal or dissenters' rights in connection with the exchange offer.
Material United States Federal Tax Consequences	Your exchange of old notes for new notes will not be treated as a taxable event for United States federal income tax purposes. See "Material United States Federal Tax Consequences."

Conditions
The exchange offer is subject to the conditions that it not violate applicable law or any SEC policy. In addition, the exchange offer is conditioned on the tender of the old notes to us by the holders in accordance with the exchange offer.
Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the new notes. We are using the money raised from the sale of the old notes:
• to pay a dividend to Parent to fund the repurchase of common and preferred stock of Parent;
• for general corporate purposes;
• to repay a portion of our senior secured credit facility; and
• to pay fees and expenses related to this offering.
See "Use of Proceeds" and "—Recent Developments—MCI Transaction."
Acceptance of Old Notes and Delivery of New Notes
We will accept for exchange any and all old notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the new notes promptly after the expiration date.
Exchange Agent
Union Bank of California is serving as exchange agent for the exchange offer. The address and telephone number of the exchange agent are provided in this prospectus under "The Exchange Offer—Exchange Agent" and in the letter of transmittal.
Regulatory Requirements	Following the effectiveness of the registration statement covering the exchange offer, no material federal or state regulatory requirement must be complied with in connection with this exchange offer.

The New Notes

        The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that the new notes:

  •
  will have been registered under the Securities Act;

  •
  will not bear restrictive legends restricting their transfer under the Securities Act;

  •
  will not entitle holders to the registration rights that apply to the old notes; and

  •
  will not contain provisions relating to an increase in the interest rate borne by the old notes under circumstances related to the timing of the exchange offer.

        The new notes represent the same debt as the old notes and are governed by the same indenture, which is governed by New York law. We previously issued $250 million aggregate principal amount of 7.25% Senior Notes due 2014, the initial notes, pursuant to the indenture, and the indenture allows us to issue additional notes from time to time. The new notes offered hereby constitute part of a single class of securities together with the initial notes and have the same terms as the initial notes except as otherwise provided herein. Immediately after giving effect to the issuance of the new notes, GCI, Inc. will have outstanding $320 million aggregate principal amount of 7.25% Senior Notes due 2014.

The Offering

        The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the New Notes" section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuer	GCI, Inc.
Securities Offered
$70,000,000 principal amount of 7.25% senior notes due 2014. The notes are being issued pursuant to an indenture dated as of February 17, 2004 between GCI, Inc. and Union Bank of California, N.A., as trustee (as successor trustee to The Bank of New York). GCI, Inc. previously issued $250 million aggregate principal amount of 7.25% Senior Notes due 2014 pursuant to the indenture, and the indenture allows GCI, Inc. to issue additional notes from time to time. The notes constitute part of a single class of securities together with the previously issued notes and have substantially the same terms as the previously issued notes.
Maturity	February 15, 2014.
Interest Rate	7.25% per year (calculated using a 360-day year).
Interest Payment Dates	February 15 and August 15, beginning on August 15, 2005. Interest will accrue from February 15, 2005, the last interest payment date for the old notes.
Ranking
The new notes will be unsecured senior obligations of GCI, Inc., and will rank equally with existing and future senior unsecured debt of GCI, Inc. and senior to all existing and future subordinated debt of GCI, Inc. The new notes will be structurally subordinated and effectively rank junior to any liabilities of GCI Holdings, Inc. and our other subsidiaries. As of December 31, 2004, GCI Holdings, Inc. and its subsidiaries had approximately $160.8 million of debt outstanding. In addition, we have the ability to borrow approximately $45.3 million, subject to certain conditions, under our senior secured credit facility.
Optional Redemption
We cannot redeem the new notes until February 15, 2009. Thereafter we may redeem some or all of the new notes at the redemption prices listed in the "Description of the New Notes—Optional Redemption," plus accrued interest.
Optional Redemption After Public Equity Offerings
At any time (which may be more than once) before February 17, 2007, we can choose to redeem up to 35% of the outstanding new notes with net cash proceeds from one or more public equity offerings, as long as:
• we pay 107.25% of the face amount of the new notes, plus interest;
• we redeem the new notes within 180 days of completing the public equity offering; and
• at least 65% of the aggregate principal amount of new notes issued remains outstanding afterwards.

Change of Control Offer
If a change in control occurs, we must give holders of the new notes the opportunity to sell us their notes at 101% of their face amount, plus accrued interest. However, we may be unable to do so because: (1) we might not have enough available funds, particularly since a change of control could cause part or all of our other indebtedness to become due; and (2) the agreements governing our senior secured credit facility and other secured indebtedness would prohibit us from repurchasing the notes, unless we were able to obtain a waiver or refinance such indebtedness. See "Description of the New Notes—Change of Control."
Asset Sale Proceeds
If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay secured debt under our senior secured credit facility or make an offer to purchase a principal amount of the new notes equal to the excess net cash proceeds. The purchase price of the new notes will be 100% of their principal amount, plus accrued interest.
Certain Indenture Provisions	The indenture governing the new notes contains covenants limiting our (and most or all of our existing subsidiaries') ability to:
	•	incur additional debt or enter into sale and leaseback transactions;
	•	pay dividends or distributions on our capital stock or repurchase our capital stock;
	•	issue stock of subsidiaries;
	•	make certain investments;
	•	create liens on our assets to secure debt;
	•	enter into transactions with affiliates;
	•	merge or consolidate with another company; and
	•	transfer and sell assets.
These covenants are subject to a number of important limitations and exceptions.
Absence of a Public Market for the New Notes
The new notes will be new securities for which there is currently no market. We do not intend to apply for a listing of the new notes on any securities exchange. Accordingly, a liquid market for the new notes may never develop or be maintained.
CUSIP Number	We will use reasonable efforts to cause the new notes to be assigned the same CUSIP number as the initial notes.
Risk Factors	Investing in the new notes involves substantial risks. See "Risk Factors" for a description of certain of the risks you should consider before investing in the notes.

SELECTED FINANCIAL DATA

        The following table presents selected historical information relating to the financial condition and results of operations of GCI, Inc. over the past five years.

	Years ended December 31,
	2004	2003	2002	2001	2000
	(Amounts in thousands)
Consolidated Statement of Income Data:
Revenues	$424,826	390,797	367,842	357,258	292,605
Net income (loss) before income taxes and cumulative effect of a change in accounting principle	$38,715	26,160	12,322	8,659	(21,649)
Cumulative effect of a change in accounting principal, net of income tax benefit of $367 in 2003	$0	(544)	0	0	0
Net income (loss)	$21,252	15,542	6,663	4,589	(13,234)
Consolidated Ratios of earnings to fixed charges(1)	1.96	1.52	1.33	1.25	0.50

(1)
The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges, excluding capitalized interest. Fixed charges are interest, whether expensed or capitalized, amortization of debt expense and discount on premium related to indebtedness, whether expensed or capitalized, and such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case. For the year ended December 31, 2000, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one ratio as shown above. Additional earnings of $21.3 million would have been necessary during the year ended December 31, 2000, to provide a one-to-one coverage ratio.

	Years ended December 31,
	2004	2003	2002	2001	2000
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Total assets	$849,191	763,020	738,782	734,679	679,007
Long-term debt, including current portion	$437,137	345,000	357,700	351,700	334,400
Obligations under capital leases, including current portion	$39,661	44,775	46,632	47,282	48,696
Total stockholder's equity	$228,604	246,271	230,497	224,380	204,822
Dividends declared per common share	$0.00	0.00	0.00	0.00	0.00

        The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and GCI, Inc.'s consolidated financial statements, including the related notes, which are included elsewhere in this prospectus.

RISK FACTORS

        You should carefully consider the risk factors described below together with all of the other information included in this prospectus before you make an investment decision to exchange your old notes for the new notes offered by this prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial position, results of operations or liquidity.

Risks Relating to Our Business and Operations

        We face competition that may reduce our market share and harm our financial performance.

        There is substantial competition in the communications industry. The traditional dividing lines between long-distance telephone service, local telephone service, wireless telephone service, Internet services and video services are increasingly becoming blurred. Through mergers and various service integration strategies, major providers are striving to provide integrated communications services offerings within and across geographic markets.

        We expect competition to increase as a result of the rapid development of new technologies, products and services. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and pricing strategies by competitors. To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry and in our markets, we could lose market share or experience a decline in our revenue and net income. Competitive conditions create a risk of market share loss and the risk that customers shift to less profitable lower margin services. Competitive pressures also create challenges for our ability to grow new businesses or introduce new services successfully and execute our business plan. Each of our business segments also faces the risk of potential price cuts by our competitors that could materially adversely affect our market share and gross margins.

        Long-distance services.    The long-distance industry is intensely competitive and subject to constant technological change. Competition is based upon price and pricing plans, the type of services offered, customer service, billing services, performance, perceived quality, reliability and availability. Current or future competitors could be substantially larger than we are, or have greater financial, technical and marketing resources than we do.

        In the long-distance market, we compete against AT&T Alascom, a wholly-owned subsidiary of AT&T, Alaska Communications Systems Group, Inc., or ACS, the Matanuska Telephone Association and certain smaller rural local telephone carrier affiliates. There is also the possibility that new competitors will enter the Alaska market. In addition, wireless services continue to grow as an alternative to wireline services as a means of reaching customers.

        Historically, we have competed in the long-distance market by offering discounts from rates charged by our competitors and by providing desirable packages of services. Discounts have been eroded in recent years due to lowering of prices by AT&T Alascom and entry of other competitors into the long-distance markets we serve. In addition, our competitors offer their own packages of services. If competitors lower their rates further or develop more attractive packages of services, we may be forced to reduce our rates or add additional services, which would have a material adverse effect on our financial position, results of operations or liquidity.

        Cable Services.    Our cable television systems face competition from alternative methods of receiving and distributing television signals, including direct broadcast satellite, or DBS, digital video over telephone lines, and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive computer services, Internet services and home video products, including videotape cassettes and video discs. Our cable television systems also face competition from potential overbuilds of our existing cable systems by other cable television operators and alternative methods of receiving and distributing television signals. The extent to which our cable television systems are competitive depends, in part, upon our ability to provide quality programming and other services at competitive prices.

        We believe that the greatest source of potential competition for video services could come from the DBS industry. We also are subject to competition from providers of digital video over telephone lines in the Mat-Su Valley and potentially in Ketchikan in 2005. With the addition of Anchorage local broadcast stations, increased marketing, incumbent local exchange carrier, or ILEC, and DBS alliances, and emerging technologies creating new opportunities, competition from these sources has increased and will likely continue to increase. The changing nature of technology and of the DBS business may result in greater satellite coverage within the State of Alaska. The resulting increase in competition may adversely affect our market share and results of operations from our cable services segment.

        Local Telephone Services.    In the local telephone market, we compete against ACS (the ILEC), in Anchorage, Juneau and Fairbanks. We may provide local telephone service in other locations in the future where we would face other competitors. In the local telephone services market, the 1996 Telecom Act, judicial decisions and state legislative and regulatory developments have increased the overall likelihood that barriers to local telephone competition will be substantially reduced or removed. These initiatives include requirements that LECs negotiate with entities, including us, to provide interconnection to the existing local telephone network, to allow the purchase, at cost-based rates, of access to unbundled network elements, to establish dialing parity, to obtain access to rights-of-way and to resell services offered by the ILEC. We have been able to obtain interconnection, access and related services from the LECs at rates that allow us to offer competitive services. However, if we are unable to continue to obtain these services and access at acceptable rates, our ability to offer local telephone services, and our revenues and net income, could be materially adversely affected. To date, we have been successful in capturing a significant portion of the local telephone market in the locations where we are offering these services. However, there can be no assurance that we will continue to be successful in attracting or retaining these customers.

        Internet Services.    The Internet industry is highly competitive, rapidly evolving and subject to constant technological change. Competition is based upon price and pricing plans, service packages, the types of services offered, the technologies used, customer service, billing services, perceived quality, reliability and availability. We compete with several Alaska based Internet providers and other domestic, non-Alaska based providers. Several of the providers have substantially greater financial, technical and marketing resources than we do.

        With respect to our high-speed cable modem service, ACS and other Alaska telephone service providers are providing competitive high-speed Internet access over their telephone lines. DBS providers and others also provide wireless high-speed Internet service in competition with our high-speed cable modem services. Competitive local fixed wireless providers are providing service in certain of our markets.

        Niche providers in the industry, both local and national, compete with certain of our Internet service products, such as web hosting, list services and email.

        Our business is subject to extensive governmental legislation and regulation. Applicable legislation and regulations and changes to them could adversely affect our business, financial position, results of operations or liquidity.

        Local Telephone Services.    Our success in the local telephone market depends on our continued ability to obtain interconnection, access and related services from LECs on terms that are just and reasonable and that are based on the cost of providing these services. Our local telephone services business faces the risk of the impact of the implementation of current regulations and legislation, unfavorable changes in regulation or legislation or the introduction of new regulations. Our ability to enter into the local telephone market depends on our negotiation or arbitration with LECs to allow interconnection to the carrier's existing local telephone network, to allow the purchase, at cost-based rates, of access to unbundled network elements, to establish dialing parity, to obtain access to rights-of-way and to resell services offered by the LEC. In most Alaska markets, it also depends on our ability to have the rural exemption for certain carriers terminated, so these carriers are obligated to provide access to unbundled network elements at economic costs, and on our ability to gain interconnection at economic costs. Future arbitration and rural exemption proceedings with respect to new or existing markets could result in a change in our cost of serving these markets via the facilities of the ILEC or via wholesale offerings.

        Cable Services.    The cable television industry is subject to extensive regulation at various levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required of us in the future. Currently, pursuant to Alaska law, the basic cable rates in Juneau are the only rates in Alaska subject to regulation by the local franchising authority, and the rates in Juneau were reviewed and approved by the RCA in October 2000.

        Other existing federal regulations, currently the subject of judicial, legislative, and administrative review, could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry in general, or on our activities and prospects in the cable television business in particular, can be predicted at this time. There can be no assurance that future regulatory actions taken by Congress, the Federal Communications Commission, or FCC, or other federal, state or local government authorities will not have a material adverse effect on our business, financial position, results of operations or liquidity.

        Proposals may be made before Congress and the FCC to mandate cable operators to provide "open access" over their cable systems to Internet service providers. As of the date of this prospectus, the FCC has declined to impose such requirements. If the FCC or other authorities mandate additional access to our cable systems, we cannot predict the effect that this would have on our Internet service offerings.

        Internet Services.    Changes in the regulatory environment relating to the Internet access market, including changes in legislation, FCC regulation, judicial action or local regulation that affect communications costs or increase competition from the ILEC or other communications services providers, could adversely affect the prices at which we sell Internet services.

        We depend on a small number of customers for a substantial portion of our revenue and business. The loss of any of such customers would have a material adverse effect on our financial position, results of operations or liquidity.

        For the year ended December 31, 2004, we provided long-distance services (excluding private lines and other revenue) to MCI and to Sprint Corporation, or Sprint, which generated combined revenues of approximately 15.9% of our total revenues for 2004. These two customers are free to seek out long-distance communications services from our competitors upon expiration of their contracts (in July 2008 in the case of MCI, and in March 2007 in the case of Sprint) or earlier upon the occurrence of certain contractually stipulated events including a default, the occurrence of a force majeure event, or a substantial change in applicable law or regulation under the applicable contract. Additionally, the contracts provide for periodic reviews to assure that the prices paid by MCI and Sprint for their services remain competitive.

        Mergers and acquisitions in the communications industry are relatively common. Verizon Communications, Inc. has announced that it has agreed to acquire MCI. Qwest Communications, Inc. has also submitted a competing bid for MCI. On March 29, 2005, MCI announced that its Board of Directors accepted a revised offer from Verizon Communications, Inc. to acquire MCI, however Qwest Communications, Inc. is reported to be still actively pursing an acquisition of MCI. If a change in control of MCI or Sprint were to occur, it would not permit them to terminate their existing contracts with us, but could in the future result in the termination of or a material adverse change in our relationships with MCI or Sprint.

        In addition, MCI's and Sprint's need for our long-distance services depends directly upon their ability to obtain and retain their own long-distance customers and upon the needs of those customers for long-distance services.

        The loss of one or both of MCI or Sprint as customers, a material adverse change in our relationships with either of them or a material loss of or reduction in their long-distance customers would have a material adverse effect on our financial position, results of operations and liquidity.

        Our businesses are currently geographically concentrated in Alaska. Any deterioration in the economic conditions in Alaska could have a material adverse effect on our financial position, results of operations or liquidity.

        We offer voice and data communication and video services to customers primarily in the State of Alaska. Because of this geographic concentration, our growth and operations depend upon economic conditions in Alaska. The economy of Alaska is dependent upon natural resource industries, in particular oil production, as well as tourism, and government spending including substantial amounts for the United States military. Any deterioration in these markets could have an adverse impact on the demand for communication and cable television services and on our results of operations and financial condition. In addition, the customer base in Alaska is limited. Alaska has a population of approximately 649,000 people, approximately 42% of whom are located in the Anchorage area. We have already achieved significant market penetration with respect to our service offerings in Anchorage and in other locations in Alaska. We may not be able to continue to increase our market share of the existing markets for our services and no assurance can be given that the Alaskan economy will continue to grow and increase the size of the markets we serve or increase the demand for the services we offer. As a result, the best opportunities for expanding our business may arise in other geographic areas such as the contiguous lower 48 states. There can be no assurance that we will find attractive opportunities to grow our businesses outside the State of Alaska or that we will have the necessary expertise to take advantage of such opportunities. The markets in Alaska for voice and data communications and video services are unique and distinct within the United States due to Alaska's large geographical size and its distance from the rest of the United States. The expertise we have developed in operating our businesses in the State of Alaska may not provide us with the necessary expertise to successfully enter other geographic markets.

        We may not develop our wireless services, in which case we could not meet the needs of our customers who desire packaged services.

        We offer wireless mobile services by distributing other providers' wireless mobile services. We offer wireless local telephone services over our own facilities, and have purchased personal communications system, or PCS, and local multipoint distribution system, or LMDS, wireless broadband licenses in FCC auctions covering markets in Alaska. We have fewer subscribers to our wireless services than to our other service offerings. The geographic coverage of our wireless services is also smaller than the geographic coverage of our other services. Some of our competitors offer or propose to offer an integrated bundle of communications, entertainment and information services, including wireless services. If we are unable to expand and further develop our wireless services, we may not be able to meet the needs of customers who desire packaged services, and our competitors who offer these services would have an advantage. This could result in the loss of market share for our other service offerings.

        As a PCS and LMDS licensee, we are subject to regulation by the FCC, and must comply with certain build-out and other conditions of the licenses, as well as with the FCC's regulations governing the PCS and LMDS services. The conditions of our PCS licenses require us to satisfy certain build-out requirements on or before June, 2005. In February 2005 we submitted a filing to the FCC supporting our compliance with such requirements.

        Our efforts to deploy digital local phone service, or DLPS, may be unsuccessful, in which case the margins on our local telephone services business will not improve and we will not recover any capital investment that we have made in DLPS.

        An element of our business strategy is to deploy voice telephone service utilizing our hybrid fiber coax cable facilities. In April 2004 we successfully launched our DLPS deployment utilizing our Anchorage coaxial cable facilities. DLPS allows us to utilize our own cable facilities to provide local access to our customers and avoid paying local loop charges to the ILEC. To continue to successfully deploy this service, we must integrate new technology with our existing facilities and modify our operating procedures to timely detect and effect repairs of our outside plant network. The long-term viability of this service depends on the adoption of industry-wide standards for the sending and receiving of voice communications over cable facilities and the availability of the equipment necessary to provide the service at a cost-effective price. The deployment of this service may require a substantial capital investment by us. If we are unable to successfully deploy DLPS to a sufficiently large portion of our customer base, we will not be able to recover all of the capital investment we may make and the margins on our local telephone services business will not improve.

        Prolonged service interruptions could affect our business.

        We rely heavily on our network equipment, communications providers, data and software, to support all of our functions. We rely on our networks and the networks of others for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or communication failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing back-up systems and procedures, we cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged failure, it could seriously jeopardize our ability to continue operations. In particular, should a significant service interruption occur, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

        To the extent that any disruption or security breach results in a loss or damage to our customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. In addition, we may incur additional costs to remedy the damage caused by these disruptions or security breaches.

        If failures occur in our undersea fiber optic cables, our ability to immediately restore the entirety of our service may be limited, which could lead to a material adverse effect on our business, financial position, results of operations or liquidity.

        Our communications facilities include an undersea fiber optic cable that carries a large portion of our Internet voice and data traffic to and from the contiguous lower 48 states. We completed construction of AULP West in June 2004 that provides an alternative backup communications facility. If a failure of both sides of the ring of our undersea fiber optic facilities occurs and we are not able to secure alternative facilities, some of the communications services we offer to our customers could be interrupted, which could have a material adverse effect on our business, financial position, results of operations or liquidity.

        If a failure occurs in our satellite communications systems, our ability to immediately restore the entirety of our service may be limited.

        We serve many rural and remote Alaska locations solely via satellite communications. Each of our C- and Ku-band satellite transponders is backed up on the same spacecraft with multiple backup transponders. Our primary spacecraft is PanAmSat's Galaxy XR, but we also lease capacity on two other spacecraft for services we provide, SES Americom's AMC-7 and AMC-8. On Galaxy XR, we use 7 C-band transponders. We have arranged for backup C-band satellite capacity on another PanAmSat spacecraft, Galaxy XIII, for all of those satellite transponders in the unlikely event of a total primary spacecraft failure. If such a failure occurs, service may not be fully restored for up to a week or longer due to the time necessary to redirect earth station antennae. We also own one Ku-band satellite transponder on the same primary spacecraft (Galaxy XR) that provides our C-band service. In the event of total primary spacecraft failure, we believe we would be able to restore our Ku-band transponder traffic on Galaxy XIII, although no pre-arrangement for its backup is currently in place. We lease on a short-term basis an additional 27 megahertz of protected but un-backed up transponder capacity on another Galaxy XR transponder. Such capacity is protected by the same satellite for transponder failure, but in the event of total spacecraft failure, this leased space segment would not be restored. We also lease approximately 13 megahertz of protected and backed-up C-band capacity on SES Americom's AMC-8 spacecraft. SES Americom's AMC-7 is the backup spacecraft for AMC-8. We also lease certain C-band transponder capacity on AMC-7 that can be preempted in the case of a satellite failure. The services that are preempted would not be immediately restored should AMC-7 fail or be called up to provide restoration of another of SES Americom's spacecraft.

        We depend on a limited number of third-party vendors to supply communications equipment. If we do not obtain the necessary communications equipment, we will not be able to meet the needs of our customers.

        We depend on a limited number of third-party vendors to supply cable, Internet, DLPS, and telephony-related equipment. If our providers of this equipment are unable to timely supply the equipment necessary to meet our needs or provide them at an acceptable cost, we may not be able to satisfy demand for our services and competitors may fulfill this demand.

        We do not have insurance to cover certain risks to which we are subject, which could lead to the incurrence of uninsured liabilities that adversely affect our financial position, results of operations or liquidity.

        We are self-insured for damage or loss to certain of our transmission facilities, including our buried, under sea, and above-ground transmission lines. If we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial position, results of operations or liquidity may be adversely affected.

        New corporate governance rules impose increased costs and internal control assessment requirements on us.

        The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, the Public Company Accounting Oversight Board and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect to incur ongoing costs to comply with these rules and regulations, as well as increased legal and financial compliance costs. For example, Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls over financial reporting and have our auditor attest to such evaluation. In 2004 we incurred operating costs totaling $2.0 million and capital costs totaling $714,000 to comply with Section 404. Since our systems processes and internal controls thereon change over time, we cannot assure you that there may not be significant deficiencies or material weaknesses that would be required to be reported in the future.

        We must continue to apply a direct value method to determine the fair value of our cable certificate assets for purposes of impairment testing on an annual basis. Impairment testing may result in a material, non-cash write-down of our cable certificate or goodwill assets and could have a material adverse impact on our results of operations.

        Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," we must test our goodwill and other intangible assets with indefinite lives for impairment at least annually. On September 29, 2004, the SEC issued SEC Staff Announcement Topic "Use of the Residual Method to Value Acquired Assets Other than Goodwill," requiring us to apply a direct value method to determine the fair value of our intangible assets with indefinite lives other than goodwill for purposes of impairment testing. We must also recognize previously unrecognized intangible assets, if any, in the determination of fair value for impairment testing purposes. Our cable certificate assets are our only indefinite-lived intangible assets other than goodwill and were originally valued and recorded using the residual method. Any changes in key assumptions about our business and its prospects, changes in market conditions or other externalities, or recognition of previously unrecognized intangible assets for impairment testing purposes could result in a non-cash impairment charge and such a charge could have a material adverse effect on our consolidated results of operations.

Risks Relating to the New Notes and the Exchange Offer

        Our significant debt could adversely affect our business and prevent us from fulfilling our obligations under the new notes.

        We have and will continue to have a significant amount of debt. On December 31, 2004, we had total debt of approximately $476.8 million.

        Our high level of debt could have important consequences to you, including the following:

  •
  use of a large portion of our cash flow to pay principal and interest on the new notes, the initial notes, the senior secured credit facility and our other debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

  •
  current and future debt under our senior secured credit facility will continue to be secured;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  restrict us from making strategic acquisitions or exploiting business opportunities;

  •
  make it more difficult for us to satisfy our obligations with respect to the new notes and our other debt;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends.

        In addition, a substantial amount of our debt bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which would adversely affect our financial position, results of operations or liquidity.

        We will require a significant amount of cash to service our debt, including the new notes. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, including the new notes, and to fund planned capital expenditures and business development efforts, will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control.

        Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our debt, including the new notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the new notes, on or before maturity. We may not be able to refinance any of our debt, including our senior secured credit facility, or the new notes, on commercially reasonable terms or at all.

        Despite our current significant level of debt, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.

        We may be able to incur substantial debt in the future. Although the indenture governing the new notes contains restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the substantial risks described above would intensify.

        Our secured creditors will be entitled to be paid in full from the proceeds from the sale of our pledged assets before such proceeds will be available for payment on the new notes.

        The new notes will be unsecured obligations. Holders of our secured debt will have claims that are prior to your claims as holders of the new notes to the extent of the value of the assets securing the secured debt. Notably, GCI Holdings, Inc. and its subsidiaries are parties to the senior secured credit facility, which is secured by liens on the stock and assets of substantially all of our subsidiaries and is guaranteed by substantially all of our subsidiaries. In the event that our secured creditors exercise their rights with respect to our pledged assets, our secured creditors would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other senior creditors, including the holders of the new notes. At December 31, 2004, we had $160.8 million of secured indebtedness, and approximately $45.3 million was available for additional borrowings under our senior secured credit facility. In addition, future borrowings under our senior secured credit facility as well as obligations under interest rate protection or other hedging agreements owed to our senior secured credit facility lenders and their affiliates will be secured. The indenture governing the new notes permits us to incur additional secured indebtedness provided certain conditions are met. In addition, if we are involved in a bankruptcy, foreclosure, dissolution, winding-up, liquidation, reorganization or similar proceeding or upon a default in payment on, or the acceleration of, any indebtedness under our senior secured credit facility and other secured indebtedness, our assets that secure such indebtedness will be available to pay obligations on the new notes only after all indebtedness under our senior secured credit facility and other secured indebtedness has been paid in full from those assets. Holders of the new notes will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the new notes, including the initial notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. We may not have sufficient assets remaining to pay amounts due on any or all of the new notes then outstanding.

        The terms of our debt impose, or will impose, restrictions on us that may affect our ability to successfully operate our business and our ability to make payments on the new notes.

        The indenture governing our new notes contains and/or the credit agreement governing our senior secured credit facility contains covenants that, among other things, limit our ability to:

  •
  incur additional debt and issue preferred stock;

  •
  pay dividends or make other restricted payments;

  •
  make certain investments;

  •
  create liens;

  •
  allow restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us;

  •
  sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        The senior secured credit facility also requires us to comply with specified financial ratios and tests, including, but not limited to, minimum interest coverage ratio, maximum leverage ratio and maximum annual capital expenditures.

        These covenants could materially and adversely affect our ability to finance our future operations or capital needs and to engage in other business activities that may be in our best interest.

        All of these covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing our new notes and/or the senior secured credit facility. If there were an event of default under the indenture for the new notes and/or the senior secured credit facility, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay the debt under the senior secured credit facility when it becomes due, the lenders under the senior secured credit facility could proceed against certain of our assets and capital stock of our subsidiaries that we have pledged to them as security. Our assets or cash flow may not be sufficient to repay borrowings under our outstanding debt instruments in the event of a default thereunder.

        GCI, Inc., the sole obligor of the new notes, is a holding company. We may not be able to service the new notes because of our operational structure.

        The new notes are obligations solely of GCI, Inc. GCI, Inc. has no operations of its own and derives all of its revenues and cash flows from its subsidiaries. However, GCI, Inc.'s subsidiaries are separate and distinct legal entities and have no legal obligation, contingent or otherwise, to pay amounts due under the new notes or to make funds available to pay those amounts, whether by dividend, distribution, loan or otherwise.

        The new notes are structurally subordinate to all debt and liabilities, including trade payables, of GCI, Inc.'s subsidiaries. You are only entitled to participate with all other holders of GCI, Inc.'s indebtedness and liabilities in the assets of GCI, Inc.'s subsidiaries remaining after GCI, Inc.'s subsidiaries have paid all of their debts and liabilities. GCI, Inc.'s subsidiaries may not have sufficient funds or assets to permit payments to GCI, Inc. in amounts sufficient to permit GCI, Inc. to pay all or any portion of its indebtedness and other obligations, including its obligations on the new notes. Although the indenture governing the new notes limits the ability of such subsidiaries to enter into any consensual restrictions on their ability to pay dividends and other payments to us, such limitations will be subject to a number of significant qualifications.

        If we experience a change of control, we will be required to make an offer to repurchase the new notes. However, we may be unable to do so due to lack of funds or covenant restrictions. As a result, you may be required to continue to hold your new notes even after a change of control.

        Upon certain events constituting a change of control, as that term is defined in the indenture governing the new notes, including a change of control caused by an unsolicited third party, we will be required to make an offer in cash to repurchase all or any part of each holder's new notes at a price equal to 101% of the principal thereof, plus accrued interest. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. We may not have sufficient funds at the time of any change of control event to repurchase all tendered new notes pursuant to this requirement. Our failure to offer to repurchase new notes, or to repurchase new notes tendered, following a change of control will result in a default under the indenture governing the new notes, which could lead to a cross-default under our senior secured credit facility and under the terms of our other debt. In addition, our senior secured credit facility effectively prohibits us from making any such required repurchases. Prior to repurchasing the new notes on a change of control event, we must either repay outstanding debt under our senior secured credit facility or obtain the consent of the lenders under that facility. If we do not obtain the required consents or repay our outstanding debt under our senior secured credit facility, we would remain effectively prohibited from offering to repurchase the new notes. See "Description of the New Notes—Change of Control," "—Certain Covenants" and "—Events of Default."

        We may not be required, or we may not be able, to repurchase the new notes upon an asset sale.

        Holders of the new notes may not have all or any of their new notes repurchased following an asset sale because:

  •
  we are only required to repurchase the new notes under certain circumstances if there are excess proceeds of the asset sale; or

  •
  we may be prohibited from repurchasing the new notes by the terms of our senior debt, including the credit facilities.

        Under the terms of the indenture governing the new notes, we are required to repurchase all or a portion of the new notes following an asset sale at a purchase price equal to 100% of the principal amount of the new notes. However, we are required to repurchase the new notes only from the excess proceeds of the asset sale that we do not use to repay other senior debt or to acquire replacement assets. We can also defer the offer to you until there are excess proceeds in an amount greater than $10 million. It is likely that the terms of our senior secured credit facility will require us to apply most, if not all, of the proceeds of an asset sale to repay that debt, in which case there may be no excess proceeds of the asset sale for the repurchase of the new notes. See "Description of New Notes—Certain Covenants—Limitation on Asset Sales."

        In addition, the terms of our senior secured credit facility may prevent us from repurchasing the new notes without the consent of the senior secured credit facility lenders. In those circumstances, we would be required to obtain the consent of those senior lenders before we could repurchase the new notes with the excess proceeds of an asset sale. We may be unable to obtain any required consents needed to satisfy the requirement that we purchase the new notes from the excess proceeds of an asset sale.

        Your ability to transfer the new notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the new notes.

        Although we have $250 million of initial notes outstanding that have been registered under the Securities Act and are generally freely tradable, there is no assurance that an active trading market will ever develop for the new notes. If no active trading market develops, you may not be able to resell your new notes at their fair market value or at all. Future trading prices of the new notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers that they currently intend to make a market in the new notes after this exchange is completed. However, the initial purchasers may cease their market-making at any time. We do not intend to apply for listing of the new notes on any securities exchange. If we are not successful in having the publicly tradable initial notes and publicly tradable new notes constitute one class of securities, the liquidity of the markets for the publicly tradable initial notes and publicly tradable new notes may be adversely affected.

        If you fail to comply with the procedures described in this prospectus, you may lose your opportunity to participate in this exchange offer.

        The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, or compliance with requirements for guaranteed delivery, a properly completed and executed letter of transmittal or an agent's message, and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. If you fail to comply with the procedures described in this prospectus, you may lose your opportunity to participate in this exchange offer.

FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "except", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurances that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus.

USE OF PROCEEDS

        The gross proceeds from the sale of the old notes were $70 million. The following table sets forth the sources and uses of funds in connection with the issuance of the old notes, including the reduction of indebtedness under our senior secured credit facility and payment of Parent dividends.

(in thousands)
Sources of Funds:
Notes offered on December 7, 2004	$70,000
Total Sources of Funds	$70,000

Uses of Funds:
Dividend to Parent(1)	$41,362
General corporate purposes(2)	17,038
Reduce indebtedness under senior secured credit facility	10,000
Fees and expenses	1,600

Total Uses of Funds	$70,000

(1)
On December 7, 2004, GCI, Inc. paid a dividend to Parent to facilitate the repurchase of Series C preferred stock and Class A common stock from MCI, Inc., including the payment of accrued Series C preferred stock dividends of $111.5. See "Summary—Recent Developments—MCI Transaction."

(2)
May include additional dividends to Parent, subject to compliance with any restricted payment covenants in the senior secured credit facility and the indenture governing the new notes.

CAPITALIZATION

        The following table sets forth the consolidated cash and cash equivalents and capitalization of GCI, Inc. as of December 31, 2004. The information set forth below should be read in conjunction with the audited financial statements of GCI, Inc. and the related notes included elsewhere in this prospectus.

December 31, 2004
(in thousands)
Cash and cash equivalents	$31,452

Long-term debt, including current portion:
Senior secured credit facility:
Revolving Credit Facility(1)	—
Term Loan Facility	$121,168
Initial notes and new notes offered hereby(2)	$315,969
Capital leases/other	$39,661

Total consolidated long-term debt	$476,798
Total stockholder's equity(3)	$228,604

Total capitalization	$705,402

(1)
Total availability of $45,250 after issuance of $4,750 letters of credit.

(2)
Reflects the Notes face amount of $320 million less issue discounts of $4.031 million.

(3)
Amounts reflect par value.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

        On October 30, 2003, GCI Holdings, Inc. and certain of its subsidiaries entered into a credit agreement in the amount of up to an aggregate $220 million with Credit Lyonnais New York Branch, as administrative agent, co-bookrunner and co-arranger; General Electric Capital Corporation, as documentation agent, co-arranger and co-bookrunner; CIT Lending Services Corporation, as syndication agent; and various lending institutions. GCI Holdings, Inc. is a wholly-owned subsidiary of GCI, Inc., the issuer of the new notes. On December 31, 2004, we had outstanding $125.9 million of borrowings under our senior secured credit facility including letters of credit totaling $4.7 million, meaning that we have the ability to borrow an additional $45.3 million, subject to certain conditions.

        The following is a description of the material terms of the senior secured credit facility. A copy of the credit agreement is filed with the SEC as Exhibit 10.111 to the registration statement of which this prospectus is a part.

        The senior secured credit facility is comprised of the following:

  •
  A secured term loan facility in the amount of $170 million which will mature on October 31, 2007, referred to as the Term Loan Facility; and

  •
  A secured revolving credit facility in the amount of $50 million which matures on October 31, 2007, referred to as the Revolving Credit Facility.

  Amortization Payments

        The Term Loan Facility is amortized quarterly from December 31, 2003 through the date of maturity according to the following schedule:

Date	Amount
(in thousands)
Quarterly from December 31, 2003 to December 31, 2004	$5,000
Quarterly from March 31, 2005 to December 31, 2005	$6,000
Quarterly from March 31, 2006 to December 31, 2006	$8,000
Quarterly from March 31, 2007 to September 30, 2007	$10,000

        We have prepaid substantially all of the required principal payments on the Term Loan Facility through the first quarter of 2006. The remaining balance of the senior secured credit facility will be payable in full on October 31, 2007.

  Interest

        For purposes of calculating interest, loans under the credit agreement are designated as Eurodollar Loans, or, in certain circumstances, Alternate Base Rate Loans.

        Eurodollar Loans bear interest at the interbank Eurodollar rate plus a borrowing margin, as described below. Interest on Eurodollar Loans is payable at the end of the applicable interest period in the case of interest periods of one, two or three months and every three months in the case of interest periods of six months or longer.

        Alternate Base Rate Loans bear interest at (a) the greater of (i) the rate most recently announced by Credit Lyonnais New York Branch as its "prime rate" or (ii) the Federal Funds Rate plus 1/2 of 1% per annum; plus (b) a borrowing margin as described below. Interest on Alternate Base Rate Loans is payable quarterly in arrears.

        The credit agreement provides that the borrowing margins for the Revolving Credit Facility and the Term Loan Facility are subject to the following pricing grid:

Leverage Ratio	Alternate Base Rate Loans	Eurodollar Loans
Greater than or equal to 3.75x	1.00%	2.50%
Less than 3.75x but greater than or equal to 3.25x	0.75%	2.25%
Less than 3.25x but greater than or equal to 2.75x	0.50%	2.00%
Less than 2.75x	0.25%	1.75%

        We are also required to pay a commitment fee on the unused portion of the revolving credit commitment of 0.375% to 0.625% depending on the Leverage Ratio and the level of utilization of the Revolving Credit Facility.

  Security and Guarantees

        The senior secured credit facility and any interest rate or other hedging arrangements entered into with any of the lenders are obligations of GCI Holdings, Inc. and are guaranteed by substantially all of its present and future direct and indirect subsidiaries. The senior secured credit facility is secured by a first priority perfected lien or pledge on 100% of the stock of GCI Holdings, Inc. and substantially all of GCI Holdings, Inc.'s present and future direct and indirect subsidiaries and a first priority perfected security interest in all of the assets of GCI Holdings, Inc. and the assets of substantially all of its direct and indirect subsidiaries.

        The loan documentation contains customary negative covenants and financial covenants. During the term of the senior secured credit facility, the negative covenants restrict GCI, Inc., GCI Holdings, Inc. and their subsidiaries' ability to do certain things, including but not limited to:

    •
    Incur additional indebtedness, including guarantees;

    •
    Create, incur, assume or permit to exist liens on property and assets;

    •
    Enter into sale and lease-back transactions;

    •
    Make loans and investments;

    •
    Engage in acquisitions and asset dispositions;

    •
    Declare or pay dividends and make distributions or restrict the ability of subsidiaries to pay dividends and make distributions;

    •
    Redeem or repurchase capital stock of Parent except in the aggregate amount not to exceed $10,000,000 in any fiscal year; and

    •
    Enter into transactions with affiliates.

        The following financial covenants are included:

    •
    minimum interest coverage ratio;

    •
    maximum leverage ratio; and

    •
    maximum annual capital expenditures.

  Mandatory Prepayment

        GCI Holdings, Inc. is required to make a mandatory prepayment of the loans with, among other things:

    •
    100% of the net cash proceeds of any asset sale, subject to certain exceptions; and

    •
    100% of the net cash proceeds of certain issuances of stock.

  Events of Default

        The loan documentation for the senior secured credit facility contains customary events of default, including, but not limited to, cross defaults to other material debt of GCI, Inc., GCI Holdings, Inc., and their subsidiaries and certain change of control events.

  Amendment of Our Senior Secured Credit Facility

        On November 17, 2004, we entered into an amendment to the senior secured credit facility to permit the incurrence by GCI, Inc. of up to $100 million in aggregate principal amount of additional senior notes due 2014. The amended senior secured credit facility permits up to $70 million of the proceeds from such additional senior notes to be used to purchase shares of Parent stock held by MCI and Toronto Dominion Investments, Inc. (or the proceeds may be distributed to Parent for such purpose), so long as there exists no default under the senior secured credit facility both before and after giving effect to such transaction. The amended senior secured credit facility also permits the proceeds to be used for additional capital expenditures. The maximum total leverage ratio permitted by the senior secured credit facility was increased by 0.25:1 for each period, including from 4.00:1 to 4.25:1 for the current period ending December 30, 2004.

Capital Lease Obligations

        In March 2000, our subsidiary entered into a lease of satellite transponder capacity through a capital lease arrangement with a leasing company. The effective term of the lease expires in March 2009. As of December 31, 2004, the outstanding obligation under the satellite transponder capital lease was approximately $38.7 million. The satellite transponder lease includes covenants that require maintenance of specific levels of operating cash flow to indebtedness and limitations on additional indebtedness. As of December 31, 2004, the aggregate outstanding obligations under our other capital leases was approximately $0.9 million. Future minimum capital lease payments, including interest, for all capital leases total approximately $9.5 million, $9.2 million, $8.6 million and $26.3 million for years ending December 31, 2005, 2006, 2007 and 2008 and thereafter.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        Simultaneously with the issuance and sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes—Deutsche Bank Securities Inc., Jefferies & Company, Inc. and Calyon Securities (USA) Inc. Under the registration rights agreement, we agreed, among other things, to use reasonable best efforts to:

  •
  cause to be filed a registration statement relating to a registered exchange offer for the old notes with the SEC on or prior to the 120th day after the date of the issuance of the old notes;

  •
  cause the SEC to declare the registration statement effective under the Securities Act no later than the 210th day after the date of the issuance of the old notes; and

  •
  commence and consummate the exchange offer no later than the 30th day after the registration statement was declared effective by the SEC.

        We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act; will not bear restrictive legends restricting their transfer under the Securities Act; will not entitle holders to the registration rights that apply to the old notes; and will not contain provisions relating to liquidated damages in connection with the old notes under circumstances related to the timing of the exchange offer.

        The exchange offer is not extended to old note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

        In the event that applicable law or SEC policy does not permit us to conduct the exchange offer, or if certain holders of the old notes notify us within 30 days following the date when such holders become aware that they did not receive freely tradable new notes in exchange for tendered old notes in the exchange offer, we will use reasonable best efforts to file and cause to become effective a shelf registration statement with respect to the resale of the notes. We also agreed to use our reasonable best efforts to keep the shelf registration statement effective for at least two years after its date of effectiveness.

        If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay liquidated damages to the holders of the old notes.

        A copy of the registration rights agreement is filed herewith as Exhibit 4.2 to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

        We are offering to exchange up to $70 million total principal amount of new notes for a like total principal amount of old notes. The old notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for old notes properly tendered and accepted, we will issue a like total principal amount of up to $70 million in new notes. The exchange offer is not conditioned upon holders tendering a minimum principal amount of old notes. As of the date of this prospectus, $70 million aggregate principal amount of old notes are outstanding.

        Old notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000 in excess thereof.

        Holders of the old notes do not have any appraisal or dissenters' rights in connection with the exchange offer. If you do not tender your old notes or if you tender old notes that we do not accept, your old notes will remain outstanding. Any old notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such old notes.

        Promptly after the expiration date, we will return to the holder any tendered old notes that we did not accept for exchange.

        None of us, our board of directors or our management recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

        The expiration date is 5:00 p.m., New York City time, on                        , 2005, or such later date and time to which we extend the exchange offer. We will not extend the expiration date beyond 45 days from the date of this prospectus.

        We have the right, in accordance with applicable law, at any time:

  •
  to delay the acceptance of the old notes if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied prior to the expiration of the offer;

  •
  to terminate the exchange offer and not accept any old notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied prior to the expiration of the offer;

  •
  to extend the expiration date of the exchange offer and retain all old notes tendered in the exchange offer other than those notes properly withdrawn (however, we will not extend the expiration date beyond 45 days from the date of this prospectus); and

  •
  to waive any condition or amend the terms of the exchange offer in any manner.

        If we materially amend the exchange offer, we will as promptly as practicable distribute to the holders of the old notes a prospectus supplement or, if appropriate, an updated prospectus from a post-effective amendment to the registration statement of which this prospectus is a part disclosing the change and extending the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

        If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date.

        During an extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

Acceptance of Old Notes for Exchange and Issuance of New Notes

        Promptly after the expiration date, we will accept all old notes validly tendered and not withdrawn, and we will issue new notes registered under the Securities Act to the exchange agent.

        The exchange agent might not deliver the new notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents, which include:

  •
  certificates for old notes or a timely confirmation of the book-entry transfer of the old notes being tendered into the exchange agent's account at DTC;

  •
  a properly completed and duly executed letter of transmittal or an agent's message; and

  •
  all other required documents, such as endorsements, bond powers, opinions of counsel, certificates and powers of attorney, if applicable.

        We will be deemed to have exchanged old notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered old notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of old notes, letters of transmittal and related documents.

        In tendering old notes, you must warrant in the letter of transmittal or in an agent's message (described below) that (1) you have full power and authority to tender, exchange, sell, assign and transfer old notes, (2) we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the old notes tendered for exchange are not subject to any adverse claims or proxies. You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the old notes.

Procedures for Tendering Old Notes

  Valid Tender

        When the holder of old notes tenders, and we accept, old notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. A holder of old notes who wishes to tender old notes for exchange must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including old notes), to the exchange agent, Union Bank of California, at the address set forth below under the heading "—Exchange Agent";

  •
  if old notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a properly completed and duly executed letter of transmittal or arrange with DTC to cause an agent's message, as defined below, to be transmitted with the required information (including a book-entry confirmation, as defined below) to the exchange agent at the address set forth below under the heading "—Exchange Agent"; or

  •
  comply with the provisions set forth below under "—Guaranteed Delivery."

        The term "agent's message" means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder. The agent's message forms a part of a book-entry transfer.

        In addition, on or prior to the expiration date:

  •
  the exchange agent must receive the certificates for the old notes and the letter of transmittal;

  •
  the exchange agent must receive a timely confirmation of the book-entry transfer of the old notes being tendered into the exchange agent's account at DTC, the "book-entry confirmation," along with the letter of transmittal or an agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        We will not accept any alternative, conditional or contingent tenders. All tendering holders of old notes, by executing the letter of transmittal, waive any right to receive notice of the acceptance of old notes for exchange.

        If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

        If you tender fewer than all of your old notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all old notes that you hold.

        The letter of transmittal may be delivered by mail, facsimile, hand delivery or overnight carrier, to the exchange agent.

        The method of delivery of the certificates for the old notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent on or prior to the expiration date. No letters of transmittal or old notes should be sent directly to us.

Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

  Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

    •
    by a registered holder of old notes who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

    •
    for the account of an eligible institution.

        An "eligible institution" is a firm or other entity which is identified as an "Eligible Guarantor Institution" in Rule 17Ad-15 under the Securities Exchange Act of 1934, the Exchange Act, including:

    •
    a bank;

    •
    a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

    •
    a credit union;

    •
    a national securities exchange, registered securities association or clearing agency; or

    •
    a savings association.

        If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

        If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution, and must also be accompanied by such opinions of counsel, certifications and other information as we or the trustee under the indenture may require in accordance with the restrictions on transfers applicable to the old notes.

  Book-Entry Transfers

        For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender old notes. Accordingly, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent's account in accordance with DTC's ATOP procedures for transfer.

        Notwithstanding the ability of holders of old notes to effect delivery of old notes through book-entry transfer at DTC, either:

  •
  the letter of transmittal or a facsimile thereof, or an agent's message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents, and the book-entry confirmation must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under "—Exchange Agent"; or

  •
  the guaranteed delivery procedures described below must be complied with.

  Guaranteed Delivery

        If a holder wants to tender old notes in the exchange offer and (1) the certificates for the old notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the old notes may be tendered if the holder complies with the following guaranteed delivery procedures:

    •
    the tender is made by or through an eligible institution;

    •
    the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

    •
    setting forth the name and address of the holder of the old notes being tendered and the amount of the old notes being tendered;

    •
    stating that the tender is being made; and

    •
    guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

    •
    the exchange agent receives the certificates for the old notes, or a book-entry confirmation, and a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered old notes.

        You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.

        Our acceptance of properly tendered old notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

  Determination of Validity

        We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered old notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of old notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.

        We reserve the absolute right, in our sole and absolute discretion:

    •
    to reject any tenders determined to be in improper form or unlawful;

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    to waive any of the conditions of the exchange offer; and

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    to waive any condition or irregularity in the tender of old notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

        If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

        Any old notes which have been tendered for exchange but are not exchanged for any reason will be returned to the holder thereof promptly after rejection of tender or termination of the exchange offer without cost to the holder. In the case of old notes tendered by book-entry transfer through DTC, any unexchanged old notes will be credited to an account maintained with DTC.

Resales of New Notes

        Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of new notes, other than a broker-dealer, may offer new notes for resale, resell and otherwise transfer the new notes without delivering a prospectus to prospective purchasers, if the holder acquires the new notes in the ordinary course of its business, is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the new notes and is not an "affiliate" of GCI (as defined under the Securities Act). We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

        By tendering old notes, the holder, other than participating broker-dealers, as defined below, of those old notes will represent to us that, among other things:

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    the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder;

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    neither the holder nor any other person receiving the new notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the new notes; and

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    neither the holder nor any other person receiving the new notes is an "affiliate" (as defined under the Securities Act) of GCI.

        If any holder or any such other person is an "affiliate" of GCI or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" of the new notes, such holder or other person:

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    may not rely on the applicable interpretations of the staff of the SEC referred to above; and

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    must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker-dealer acquired old notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of new notes received in exchange for the old notes pursuant to the exchange offer. We have agreed that, during the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use reasonable best efforts to maintain the effectiveness of the exchange offer registration statement and make this prospectus available to any broker-dealer for use in connection with any such resale. Participating broker-dealers will be required to suspend use of the prospectus included in the exchange offer registration statement under certain circumstances upon receipt of written notice to that effect from us. See "Plan of Distribution and Selling Restrictions" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

        You can withdraw tenders of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

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    specify the name of the person that tendered the old notes to be withdrawn;

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    identify the old notes to be withdrawn, including the total principal amount of old notes to be withdrawn; and

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    where certificates for old notes are transmitted, the name of the registered holder of the old notes, if different from that of the person withdrawing the old notes.

        If you delivered or otherwise identified old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. If you tendered old notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, old notes properly withdrawn may again be tendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time prior to 5:00 p.m., New York City time, on the expiration date.

        We will determine, in our sole discretion, all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.

        Withdrawn old notes will be returned to the holder promptly after withdrawal without cost to the holder. In the case of old notes tendered by book-entry transfer through DTC, the old notes withdrawn will be credited to an account maintained with DTC.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer, if at any time prior to the expiration of the exchange offer, we determine that the exchange offer violates applicable law or SEC policy.

        The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, as many times as we choose prior to the expiration of the exchange offer, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose prior to the expiration of the exchange offer. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "—Terms of the Exchange Offer."

        In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

        If we terminate or suspend the exchange offer based on a determination that the exchange offer is not permitted by applicable law or SEC policy, the registration rights agreement requires that we use reasonable best efforts to cause a shelf registration statement covering the resale of the old notes to be filed within 120 days after the date we receive notice of such determination and to be declared effective by the SEC on or prior to 210 days after the date on which we file such shelf registration statement. See "—Registration Rights; Liquidated Damages."

Exchange Agent

        We appointed Union Bank of California as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

By Facsimile:	By Registered or Certified Mail,
(213) 972-5695	Hand or Overnight Delivery:
Attention: Corporate Trust Operations	Union Bank of California, N.A.
Confirm by Telephone:	Corporate Trust Department
(213) 972-5660	120 South San Pedro Street, 4th Floor Los Angeles, CA 90012 Attention: Corporate Trust Operations

        If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the new notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of old notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offer.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes which have been tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The new notes will be recorded at the same carrying value as the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to amortize the expenses of the exchange offer and issuance of the old notes over the term of the new notes.

Registration Rights; Liquidated Damages

        If:

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    we are not permitted to consummate the exchange offer as contemplated by this prospectus because the exchange offer is not permitted by applicable law or SEC policy;

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    for any reason the exchange offer is not completed within 240 days following the original issuance of the old notes; or

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    after the exchange offer, any holder (other than affiliates of GCI) of new notes notifies us within 30 days following the date such holder becomes aware that they did not receive new notes that can be sold without restriction under state and federal securities laws, then, we will use reasonable best efforts to file and cause to be effective with the SEC a shelf registration statement to cover resales of the old notes or new notes, as applicable, by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

        If a shelf registration filing is required,

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    we will use reasonable best efforts to file such shelf registration statement with the SEC, on or prior to 120 days after the date the filing obligation arises;

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    we will use reasonable best efforts to cause such shelf registration statement to become effective on or prior to 210 days after the date we file the shelf registration statement;

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    we will use commercially reasonable efforts to keep the shelf registration statement continuously effective for at least two years following the date the shelf registration statement first becomes effective; and

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    the securities laws require that disclosure regarding selling holders for whom the new notes are to be registered be provided in the shelf registration statement.

        If:

        (1)   we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

        (2)   any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness, the effectiveness target date;

        (3)   we fail to consummate the exchange offer within 35 business days of the effectiveness target date with respect to the exchange offer registration statement; or

        (4)   the shelf registration statement or the exchange offer registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of old notes during the periods specified in the registration rights agreement (each such event in clauses (1) through (4) above is referred to as a "registration default"), then we will pay liquidated damages to each holder of the old notes, with respect to the first 90-day period immediately following the occurrence of the first registration default at a rate of 0.50% per annum of the principal amount of old notes held by such holder.

        The amount of liquidated damages will increase by an additional 0.50% per annum of the principal amount of old notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of liquidated damages for all registration defaults of 2.0% per annum of the principal amount of old notes. Following the cure of all registration defaults, the accrual of liquidated damages will cease.

        Holders of old notes will be required (1) to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer, (2) to deliver certain information to be used in connection with the shelf registration statement, and (3) to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring old notes or new notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

BUSINESS

General

        GCI, Inc. was incorporated in 1997 to effect the issuance of certain notes that we retired using the proceeds of the initial notes. GCI, Inc., as a wholly-owned subsidiary of Parent, received through its initial capitalization all ownership interests in subsidiaries previously held by Parent. GCI, Inc. has its principal executive offices at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503-2781 (telephone number 907-868-5600).

        GCI, Inc. is a holding company and together with its direct and indirect subsidiaries, is a diversified communications provider with a leading position in facilities-based long-distance service in the State of Alaska and is Alaska's leading cable television and Internet services provider.

Financial Information About Industry Segments

        We have four reportable segments: long-distance services, cable services, local access services and Internet services. For information about the segments, please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Also refer to Note 12 of the Consolidated Financial Statements included elsewhere in this prospectus.

Recent Developments

        Intrastate Access Charge Ruling.    On May 15, 2003, AT&T filed a petition with the FCC requesting a declaratory ruling that intrastate access charges do not apply to certain of its calling card offerings. When AT&T Alascom, a subsidiary of AT&T, characterized calling card calls that originate and terminate in Alaska as interstate, they shifted to us the charges for certain intrastate access payable to Alaska LECs. In a proceeding before the RCA, the RCA had already declared this AT&T Alascom practice to be improper. After AT&T petitioned the FCC, the RCA stayed AT&T Alascom's obligations to make back payments of intrastate access charges to Alaska LECs for the period prior to April, 2004, but ordered AT&T Alascom to pay such charges on an ongoing basis from April 1, 2004. On February 23, 2005, the FCC also ruled against AT&T, consistent with the RCA's prior findings. With this ruling, we can now seek to collect refunds for the intrastate access charge amounts that AT&T Alascom improperly shifted to us prior to April 1, 2004. We have not completed our calculations of the amounts due to us and cannot predict at this time the ultimate amount to be refunded pursuant to this gain contingency, however it could be material to our results of operations, financial position and cash flows.

        Barrow Cable TV Asset Purchase.    We closed the asset purchase of Barrow Cable TV in February 2005 for approximately $1.6 million, or approximately $1,700 per subscriber. We plan to upgrade the plant of Barrow Cable TV in order to deliver digital services as well as high-speed cable modem service. Upgrades are scheduled to be implemented by the beginning of 2006. In January 2005, the RCA approved the transfer of the Certificate of Public Convenience and Necessity to us. We expect to add additional subscribers totaling approximately 950 and additional homes passed totaling approximately 1,600 as a result of this asset purchase.

        Local Service Expansion Filing.    In January 2005 we filed with the RCA to expand our provision of competitive local telephone services into rural Alaska. We plan to invest approximately $60 million dollars into local economies in construction, technologies and facilities. We requested authorization to provide service in competition with the existing service provider's entire service area in the service area of Ketchikan Public Utilities, Cordova Telephone Cooperative, Copper Valley Telephone Cooperative, Matanuska Telephone Cooperative, and the "Glacier State" study area, including Delta Junction, Homer, Kenai, Kodiak, Soldotna, Nenana, and North Pole. In addition, we are seeking approval to offer local service in Wrangell, Petersburg, Sitka, Seward, Bethel, and Nome. We are seeking certification in these markets for the area covered by our cable facilities only.

        We plan to offer service in these new areas using a combination of methods. To a large extent, we will use our existing cable network to deliver local services. Where we do not have cable plant, we may use wireless technologies and resale of other carrier's services. We may lease portions of an existing carrier's network or seek wholesale discounts, but our application is not dependent upon access to either the incumbent's network or wholesale discount rates for resale of services.

        The RCA may only decide this application on the basis of whether or not we are fit to provide the service. It has already been decided, under federal law, that competition is permissible. Because we are not requesting use of the existing carrier's network, there is no public interest issue for the RCA to decide. We are requesting that the RCA decide this application as soon as possible, and in any case, within six months.

        MTA Rural Exemption Determination.    By letter, submitted also to the RCA, on January 12, 2004, we made a bona fide request for interconnection for the purposes of local access competition with the Matanuska Telephone Association, or MTA, under the provisions of the Telecommunications Act of 1996. We submitted this request to MTA on the grounds that it waived its rural exemption under the terms of Section 251(f)(1)(C) of the 1996 Telecom Act when it launched its new video service through its wholly owned subsidiary MTA Vision, Inc. in competition with our cable television service. MTA, however, refused to comply with the negotiation and arbitration provisions under the 1996 Telecom Act claiming that it still retains a rural exemption. We filed a complaint with the RCA to resolve this dispute, and the RCA conducted a public hearing on the matter on October 20, 2004. On February 22, 2005, the RCA released a ruling that MTA's rural exemption for the areas served by MTA Vision, Inc. had been lifted and that we may negotiate and arbitrate interconnection with MTA. We tendered a new interconnection request to MTA on February 25, 2005 and are proceeding with such negotiations. In the event negotiations are unsuccessful, an arbitration will be requested which must be completed under the provisions of the 1996 Telecom Act by November 25, 2005. Following the entry into an Interconnection Agreement, we intend to commence local service entry into the Mat-Su Valley during 2007.

        Cellular Service Expansion.    We launched cellular services in the Southeast Alaska cities of Petersburg and Wrangell in February 2005. This completes our cellular services roll-out. Our cellular services are also provided in Anchorage, Fairbanks, Homer, Juneau, Kenai/Soldotna, Ketchikan, Palmer/Wasilla, Seward, Sitka, and Valdez.

        Rural Internet Program Expansion.    We expect to complete during the first quarter of 2005 the last of the 50 wireless internet (WISP) sites that we began work on in 2004. When these sites are completed, we will have provided internet services to 150 remote communities in Alaska at faster speeds and lower rates than they've experienced before.

        AU East Capacity Expansion.    We expect to complete a capacity expansion of our AULP East fiber system during the first quarter of 2005. We are upgrading the system using wavelength division multiplexing from its current five gigabit per second ("Gbps") capacity to 20 Gbps.

Historical Development of our Business During the Past Fiscal Year

        ConnectMD Services Expansion.    We have developed an agreement with Alaska Psychiatric Institute to expand our ConnectMD service to provide tele-psychiatry services to health clinics across the state of Alaska. This new service will triple the number of communities that have access to clinical staff via a video link and we believe it will allow for better and more cost-efficient care for patients. With this service, behavioral health patients in remote areas of Alaska can now be treated in their own environment, instead of having to travel to Anchorage for treatment.

        Conversion to Digital Completed.    In 2004 we completed the conversion of our Anchorage and Fairbanks cable television systems from analog to digital service delivery for service levels above basic. Digital service delivery allows us to offer more programming content and advanced digital services, including digital local phone service.

        New Telephone Directories.    We completed the distribution of our new telephone directories to Fairbanks and Juneau areas homes and businesses. The directories include an online version (http://www.gcidirectory.com/) so users can link to advertisers' websites and e-mail addresses. They can also find arts, education, government organizations and public safety information.

        Galaxy XR Satellite Propulsion System Failure.    Galaxy XR, our primary satellite used to provide voice, data and internet services to our rural Alaska customers, experienced a failure August 3, 2004 of its secondary xenon ion propulsion system (XIPS) that maintains the satellite's proper orbital position. The primary XIPS failed in February 2004. The satellite is now using its backup bi-propellant thrusters to maintain its orbital position. These thrusters are a space flight proven technology. The failure of the primary and secondary XIPS had no short term impact on service to our customers. PanAmSat, the owner and operator of Galaxy XR, believes the satellite has sufficient fuel to continue normal operations until November 2007. The terms of our Galaxy XR transponder purchase agreement extends through March 2012. PanAmSat intends to replace the satellite before its estimated end-of-life. We purchased a warranty with the original agreement to cover a loss of this nature. We have had an agreement in place that provides backup transponder capacity on the Galaxy XIII satellite in the event of a catastrophic failure of Galaxy XR.

        Cellular Services Distribution Agreement.    We closed a 10-year distribution agreement with a cellular service provider Dobson Communications ("Dobson") in 2004 that allows us to offer a full line of state-of-the-art voice and data wireless products and services to our customers throughout Alaska. We are marketing these products and services under our own brand as stand alone wireless products and as additions to packaged offerings. The agreement also allows us to develop new products and services combining both wireless and wireline technologies. We will provide billing and all customer support services for our wireless services. Under a separate agreement, Dobson will lease 10 MHz of our 1900 MHz wireless spectrum and will expand services in existing and new Alaska markets. Dobson's wireless spectrum is in the 800 MHz spectrum band. The lease agreement enables us and Dobson to expand overall system capacity. This will create a more efficient wireless system providing better service to customers. Expansion of service under the terms of the agreement fulfills our wireless buildout requirement to retain our PCS "B" block license.

        Stock Repurchase Approvals.    Our Board of Directors authorized us, and we obtained permission from our lenders and preferred shareholder, to repurchase up to $10 million of our common stock during the six-month period ended June 30, 2005. We expect to continue the purchases throughout 2005 subject to the availability of free cash flow, credit facilities, the price of the stock and the requisite consents of lenders and our preferred shareholder. The purchases will comply with the restrictions of Securities Exchange Commission Rule 10b-18.

        AULP East Cable System Repair.    Our AULP East system experienced powering irregularities during the first quarter of 2004. We completed the repair of AULP East in July 2004.

        AULP West Cable System Completion.    In June 2003 we began work on the construction of a fiber optic cable system connecting Seward, Alaska and Warrenton, Oregon, with leased backhaul facilities to connect it to our switching and distribution centers in Anchorage, Alaska and Seattle, Washington. A consortium of companies was selected to design, engineer, manufacture, and install the undersea fiber optic cable system. We placed AULP West into service in June 2004.

        Anchorage Local Service Rates.    The RCA released an order on June 28, 2004 that, among other things, increased the Unbundled Network Element (UNE) rate we pay ACS each month from $14.92 to $19.15 per line (subsequently reduced to $18.64 per line). In setting this rate, the RCA ruled on a variety of factors such as depreciation, cost of capital, cost of the network, maintenance and administrative overhead.

        New Retail Store.    In March 2004 we opened a new retail store in Eagle River that serves our customers in Eagle River, Chugiak, and Peters Creek. Customers have a more convenient opportunity to pay their bill, sign up for new services and obtain answers to their questions from one of our customer service representatives.

        HDTV and Digital Video Recorder Deployment.    We began offering HDTV programming in our Anchorage and Mat-Su Valley market areas in 2004. New HDTV converters with digital video recorder capabilities were introduced to our customers in these markets.

        New Senior Notes and Senior Secured Credit Facility Waiver and Amendment.    In February 2004, we issued $250 million principal amount of the initial notes. These initial notes bear interest at 7.25% and are due in February 2014. We used the proceeds from issuance of these initial notes to retire or repay other indebtedness. In connection with the issuance of these initial notes, we offered to purchase all of our outstanding 9.75% Senior Notes due 2007 (the "2007 Notes") for cash at 103.5% of the principal amount. Approximately $114.6 million principal amount of the 2007 Notes were tendered and accepted pursuant to this offer. We called for redemption the remaining outstanding 2007 Notes at the redemption price of 103.25% of the principal amount. In addition to the purchase and redemption of the 2007 Notes, approximately $53.8 million of proceeds received from the issuance of the initial notes were used to repay indebtedness under our senior secured credit facility.

        Compliance with the redemption notice requirements in the 2007 Notes Indenture resulted in a delay between the date the initial notes were issued and the final redemption date of the 2007 Notes. As a result of such delay, our total debt temporarily increased during the overlap period between the redemption of the outstanding 2007 Notes and the issuance of the initial notes. This temporary increase did not comply with certain provisions of our senior secured credit facility. We received a waiver of these provisions from the lenders under our senior secured credit facility until April 30, 2004.

        On November 19, 2004, we entered into an Amendment No. 3 to our senior secured credit facility. The amendment modifies the terms of the existing credit facility to permit the incurrence by us of up to $100 million in aggregate principal amount of additional senior notes due 2014. The amended credit facility permits up to $70 million of the proceeds from such additional senior notes to be used to purchase shares of Parent stock held by MCI and Toronto Dominion Investments, Inc. (or the proceeds may be distributed to Parent for such purpose), so long as there exists no default under the senior secured credit facility both before and after giving effect to such transaction. The amended senior secured credit facility also permits the proceeds to be used for additional capital expenditures.

        Add-on Senior Notes and Stock Retirements.    On December 7, 2004, GCI, Inc. issued $70 million of the old notes. In a private transaction concurrent with the closing of the additional senior notes, Parent repurchased 3,751,509 of its Class A common shares at $8.33 per share and $10 million face value of its Series C preferred stock from MCI. The aggregate amount of the equity repurchase totaled $41.3 million. In addition, $10 million of the proceeds of the old notes were used to repay the outstanding balance on the senior secured credit facility. The remaining balance of the bond proceeds of more than $17 million, after fees and expenses, will be used for other general corporate purposes.

        Fiber System Taken out of Service.    We own a portion of the capacity of an undersea fiber optic cable system linking Alaska to the contiguous lower 48 states known as the Alaska spur of the North Pacific Cable ("NPC"). The Alaska spur of the NPC was removed from service in January 2004 by PT Cable, Inc. due to a dispute over billings between PT Cable, Inc. and AT&T. We determined that the recorded value for our NPC fiber asset was impaired at December 31, 2003 and recorded a $5.4 million charge in the fourth quarter in the financial statements included elsewhere in this prospectus.

        Free Cable Modem Service.    On January 26, 2004, we began offering new and current customers free LiteSpeed cable modem Internet service when they sign up for certain of our other services. LiteSpeed uses cable modems and is designed for dial-up Internet access customers who want more Internet download speed and greater convenience. Cable modems transmit data reliably at a much faster rate than dial-up connections and do not tie up the telephone line. Our cable modem service is available to a high percentage of Alaska homes in Anchorage, Bethel, Cordova, Fairbanks, Homer, Juneau, Kenai, Ketchikan, Kodiak, Nome, Palmer, Petersburg, Seward, Sitka, Soldotna, Valdez, Wasilla, and Wrangell.

        Alaska Supreme Court Decision and Settlement.    ACS, through subsidiary companies, provides local telephone services in Fairbanks and Juneau, Alaska. The ACS subsidiaries are classified as Rural Telephone Companies under the 1996 Telecom Act, which entitles them to an exemption of certain material interconnection terms of the 1996 Telecom Act, until and unless such "rural exemption" is examined and not continued by the RCA. On October 11, 1999, the RCA issued an order terminating rural exemptions for the ILECs operating in the Fairbanks and Juneau markets so that we could compete with these companies in the provision of local telephone service. Upon appeal by ACS, on December 12, 2003, the Alaska Supreme Court issued a decision in which it reversed the RCA's rural exemption decision on the procedural ground that the competitor, not the incumbent, must shoulder the burden of proof. The Court remanded the matter to the RCA for reconsideration with the burden of proof assigned to us. Additionally, the Court left it to the RCA to decide as a matter of discretion whether to change the state of competition during the remand period. In accordance with the Court's ruling, the RCA re-opened the rural exemption dockets and scheduled a hearing to commence on April 19, 2004. Additionally, the RCA issued a ruling on January 16, 2004, in which the RCA determined that we can continue to rely on unbundled network elements from ACS to serve our existing customers in Juneau and Fairbanks but that we may not serve new customers through purchase of unbundled network elements pending the completion of the remand proceeding.

        On April 20, 2004, we announced that a joint settlement was reached that substantially resolved a number of legal and regulatory proceedings between ACS and us. Among other things, terms of the settlement are as follows:

        ACS relinquishes all claims to exemptions from full local telephone competition in Fairbanks and Juneau,

        New rates for unbundled loops in Fairbanks and Juneau beginning January 1, 2005,

        Resolution of UNE loops provided with ILEC switching (UNE-Platform) leasing issues for the Fairbanks and Juneau markets, and

        Extension of existing interconnection agreements between ACS and us for Fairbanks and Juneau until January 1, 2008.

        See "—Regulation, Franchise Authorizations and Tariffs—Communications Operations—Rural Exemption" for more information.

Narrative Description of our Business

  General

        We are the largest Alaska-based and operated integrated communications provider. A pioneer in bundled service offerings, we provide facilities-based local and long distance voice, cable video, Internet and data communications services, and resell wireless telephone services, to residential and business customers under our GCI brand.

        We generated consolidated revenues of $424.8 million in 2004. We ended the year with approximately 91,300 long-distance customers, 112,100 local access lines in service, 134,700 basic cable subscribers, and 101,600 Internet subscribers, including 65,500 cable modem subscribers. A substantial number of our customers subscribe to product bundles that include two or more of our services. The National Cable and Telecommunications Association ("NCTA") reports that we were the 25th largest MSO in the U.S. as of September 30, 2004.

        Since the founding of our Parent in 1979, GCI has consistently expanded its product portfolio to satisfy our customers' needs. We have benefited from the attractive and unique demographic and economic characteristics of the Alaskan market. We believe our integrated strategy of providing innovative bundles of voice, video and data services provides us with an advantage over our competitors and will allow us to continue to attract new customers, retain existing customers and expand our addressable market. We hold leading market shares in long-distance, cable video and Internet services and have gained significant market share in local access against an incumbent provider.

        Through our focus on long-term results and strategic capital investments, we have consistently grown our revenues and expanded our margins. Our integrated strategy provides us with competitive advantages in addressing the challenges of converging telephony, video and broadband markets and has been a key driver of our success. Today, using our extensive communications networks, we provide customers with integrated communications services packages that we believe are unmatched by any other competitor in Alaska.

        We operate a broadband communications network that permits the delivery of a seamless integrated bundle of communications, entertainment and information services. We offer a wide array of consumer and business communications and entertainment services—including local telephone, long-distance and wireless communications, cable television, consulting services, network and desktop computing outsourced services, and dial-up, broadband (cable modem, wireless and DSL) and dedicated Internet access services at a wide range of speeds—all under the GCI brand name.

        We believe that the size and growth potential of the voice, video and data market, the increasing deregulation of communications services, and the increased convergence of telephony, wireless, and cable services offer us considerable opportunities to continue to integrate our communications, Internet and cable services and expand into communications markets both within and, longer-term, possibly outside of Alaska.

        Considerable deregulation has already taken place in the United States because of the 1996 Telecom Act with the barriers to competition between long-distance, local exchange and cable providers being lowered. We believe our acquisition of cable television systems and our development of local exchange service, Internet services, broadband services, and wireless services leave us well positioned to take advantage of deregulated markets.

        We are Alaska's leading provider of long-distance, cable television and data and Internet services, as measured by revenues, and we are the second largest local access provider, as measured by local access lines. We attribute our leadership position to our commitment to provide our customers with high-quality products in bundled offerings that maximize their satisfaction. We maintain a strong competitive position, however there is active competition in the sale of substantially all products and services we offer.

  Competition in the Communications Industry

        There is substantial competition in the communications industry. The traditional dividing lines between providers offering long-distance telephone service, local telephone service, wireless telephone service, Internet services and video services are increasingly becoming blurred. Through mergers and various service integration and product bundling strategies, major providers, including us, are striving to provide integrated communications service offerings within and across geographic markets.

  Competitive Strengths

        Market Leader.    We are Alaska's leading provider of long-distance, cable television and data and Internet services, as measured by revenues, and we are the second largest local access provider, as measured by local access lines. We attribute our leadership position to our commitment to provide our customers with high-quality products in bundled offerings that maximize their satisfaction.

        Advanced Infrastructure and Robust Network Assets.    We own and operate advanced networks that provide integrated end-to-end solutions. Our hybrid-fiber coax cable network enables us to offer last-mile broadband connectivity to our customers. Our interstate and undersea fiber optic cable systems connect our major markets in Alaska to the contiguous lower 48 states. We employ satellite transmission for rural intrastate and interstate traffic in markets where terrestrial based network alternatives are not available. We have or expect to be able to obtain satellite transponders to meet our long-term satellite capacity requirements. In our local service markets, we offer services using our own facilities, unbundled network elements and wholesale/resale.

        Bundled Service Offerings.    Ownership and control of our network and communications assets have enabled us to effectively market bundled service offerings. Bundling facilitates the integration of operations and administrative support to meet the needs of our customers. Our product and service portfolio includes stand-alone offerings and bundled combinations of local and long-distance voice and data services, cable video, broadband (cable modem, fixed wireless and DSL), dedicated Internet access services and other services.

        Well-Recognized Brand Name.    Our GCI brand is the oldest brand among major communications providers in Alaska and positively differentiates our services from those of our competitors. We believe our customers associate our brand name with quality products. We continue to benefit from high name recognition and strong customer loyalty, and the majority of our customers purchase multiple services from us. We have been successful in selling new and enhanced products to our customers based on perceived quality of products and brand recognition.

        Favorable Alaskan Market Dynamics.    The Alaskan communications market is characterized by its large geographic size and isolated markets that include a combination of major metropolitan areas and small, dense population clusters, which create a deterrent to potential new entrants. Due to the remote nature of its communities, the state's residents and businesses rely extensively on our systems to meet their communications needs. We believe that, when compared to national averages, Alaskan households spend more on communications services. According to the United States Census Bureau, the median household income in Alaska was 27% higher than the three-year United States national average from 2001 to 2003, and according to the Alaska Department of Revenue, in 2003, federal spending in Alaska was up 4%, year over year. We believe there is a positive outlook for continued growth.

        Experienced Management Team.    Our experienced management team has a proven track record and has consistently expanded our business and improved our operations. Our senior management averages more than 24 years of experience in the communications industry and more than 19 years with our company.

  Business Strategy

        We intend to continue to increase revenues and cash flow using the following strategies:

        Continue to Offer Bundled Products.    We offer innovative service bundles to meet the needs of our residential and business customers. Bundling our services significantly improves customer retention, increases revenue per customer and reduces customer acquisition expenses. Our experience indicates that our bundled customers are significantly less likely to churn, and we experience less price erosion when we effectively combine our offerings. Bundling improves our top line growth, provides operating cost efficiencies that expand our margins and drives our overall business performance. As a measure of success to date, substantially all of our local customers subscribe to our long-distance service and approximately one-half of our cable video subscribers also subscribe to our high-speed Internet service.

        Maximize Sales Opportunities.    We successfully sell new and enhanced services and products between and within our business segments to our existing customer base to achieve increased revenues and penetration of our services. Through close coordination of our customer service and sales and marketing efforts, our customer service representatives cross sell and up sell our products. Many calls into our customer service centers result in sales of additional products and services. We actively seek to continue to encourage our existing customers to acquire higher value, enhanced services.

        Deliver Industry Leading Customer Service.    We have positioned ourselves as a customer service leader in the Alaska communications market. We operate our own customer service department and maintain and staff our own call centers. We have empowered our customer service representatives to handle most service issues and questions on a single call. We prioritize our customer services to expedite handling of our most valuable customers' issues, particularly for our largest business customers. We believe our integrated approach to customer service, including setting up the service, programming various network databases with the customer's information, installation, and ongoing service, allows us to provide a customer experience that fosters customer loyalty.

        Leverage Communications Operations.    We continue to expand and evolve our integrated network for the delivery of our services. Our bundled strategy and integrated approach to serving our customers creates efficiencies of scale and maximizes network utilization. By offering multiple services, we are better able to leverage our network assets and increase returns on our invested capital. We periodically evaluate our network assets and continually monitor technological developments that we can potentially deploy to increase network efficiency and performance.

        Expand Our Product Portfolio and Footprint in Alaska.    Throughout our history, we have successfully added and expect to continue to add new products to our product portfolio. Management has a demonstrated history of evaluating potential new products for our customers, and we will continue to assess revenue-enhancing opportunities that create value for our customers. In addition to new services such as digital video recorders, HDTV and video-on-demand, we are also expanding the reach of our core products to new markets. Where feasible and where economic analysis supports geographic expansion of our network coverage, we expect to pursue opportunities to increase the scale of our facilities, enhance our ability to serve our existing customers' needs and attract new customers.

Alaska Voice, Video and Data Markets

        The Alaskan voice, video and data markets are unique within the United States. Alaska is geographically distant from the rest of the United States and is generally characterized by large geographical size and relatively small, dense population clusters (with the exception of population centers such as Anchorage, Fairbanks and Juneau). It lacks a well-developed terrestrial transportation infrastructure, and the majority of Alaska's communities are accessible only by air or water. As a result, Alaska's communication networks are different from those found in the remaining 49 states.

        Alaskans continue to rely extensively on satellite-based long-distance transmission for intrastate calling between remote communities where investment in a terrestrial network would be uneconomic or impractical. Also, given the geographic isolation of Alaska's communities and lack, in many cases, of major civic institutions such as hospitals, libraries and universities, Alaskans are dependent on communications services to access the resources and information of large metropolitan areas in Alaska, the rest of the United States and elsewhere. In addition to satellite-based communications, the communications services infrastructure in Alaska includes fiber optic cables between Anchorage, Valdez, Fairbanks, Prudhoe Bay, Seward, Kenai/Soldotna, Palmer/Wasilla, Homer and Juneau, traditional copper wire, and digital microwave radio on the Kenai Peninsula and other locations. For interstate and international communications, Alaska is connected to the contiguous lower 48 states by four fiber optic cables, one of which was taken out of service in January 2004. See "—Historical Development of our Business During the Past Fiscal Year—Fiber System Taken out of Service" for more information.

        Fiber optics is currently the preferred method of carrying Internet, voice, video, and data communications over long-distances, eliminating the delay commonly found in satellite connections. Widespread use of high capacity fiber optic facilities is expected to allow continued expansion of business, government, educational, and health care infrastructure in Alaska.

Long-Distance Services

        Industry.    Until the 1970s, AT&T had a virtual monopoly on long distance service in the United States. In the 1970s, competitors such as MCI and Sprint began to offer long distance service. With the gradual emergence of competition, basic rates dropped, calling surged, and AT&T's dominance declined. More than 900 companies now offer wire-line long distance service. AT&T's 1984 toll revenues were approximately 90% of those reported by all long distance carriers. The FCC's regulation of AT&T as a "dominant" carrier ended in 1995. By 2003, AT&T's revenues had declined to approximately 29% of all toll revenues. The two largest market entrants, MCI and Sprint, have obtained a 28% combined market share through 2003. BellSouth, Quest, SBC and Verizon have obtained a 15% combined market share in 2003 as compared to 9% in 2000.

        The FCC reports that approximately $78.6 billion was derived from toll services in the United States in 2003 as compared to $109.6 billion in 2000. In 2002, residential customers generated over 45% of toll revenues, and 35% of residential toll phone calls were interstate as opposed to 47% of minutes. In 2002, approximately 31% of total toll services revenue was derived from intrastate, 51% was derived from domestic interstate, and 18% was derived from international toll services. Interstate long distance toll revenues increased approximately 62% from $26 billion in 1984 to $43 billion in 2002, and intrastate toll revenues increased approximately 23% from $21 billion in 1984 to $26 billion in 2002, despite significant rate reductions in both categories during this period. Significant decreases occurred in 2002 as compared to 2001, with interstate long distance and intrastate toll revenues each decreasing approximately 13%.

        The FCC reports that total interstate switched access minutes in the United States have declined 21.7% from 2000 to 2003; from 566.9 billion to 444.1 billion, respectively. Average revenue per minute of long distance calling dropped from $0.32 in 1984, when competitive discount and promotional long distance plans were introduced, to $0.09 in 2002. This average price per minute represents a mix of international calling (an average of 28 cents per minute) and domestic interstate calling (an average of 7 cents per minute). The decline in prices since 1984 is more than 80% after adjusting for the impact of inflation. The annual rate of change in the consumer price index for all telephone services between 2002 and 2003 was reported to be -2.7% as compared to 1.9% for all services. Local residential services (based on monthly service charges, message unit charges, leased equipment, installation, enhanced services, taxes, subscriber line charges, and all other consumer expenditures associated with telephone services except long distance charges) increased 2.6% in 2003 as compared to 2002, while interstate toll service decreased 10.9% and intrastate toll service decreased 9.4% during the same period. The average revenue per minute for interstate and international calls in 1990 was $0.28 (adjusted for inflation) as compared to $0.09 in 2002.

        The FCC reports that approximately 2% of all consumer expenditures are devoted to telephone service. This percentage has remained relatively constant over the past 15 years, despite major changes in the industry and in telephone usage. Average annual expenditures for telephone service increased from $877 per household in 2000 to $996 in 2002.

        The FCC reports that approximately 106 million U.S. households had telephone services as of March 2004, an increase of 28 million households since 1983. An estimated 93.8% of households and virtually all businesses in the United States subscribed to telephone service in July 2004. Approximately 92.9% of households subscribed to telephone service in 1980.

        The FCC reports that primary lines in service in the United States have grown over time, averaging approximately 3% per year, which, until 2000, had historically reflected growth in the population and the economy. Since then, the number of lines provided by wireline carriers has declined. The FCC reports that consumer substitution of wireless service for wireline service, and consumer elimination of second lines when they move from dial-up Internet service to broadband service may explain the decrease. The percentage of additional wirelines for households with telephone service has increased significantly, from approximately 3% in 1988 to approximately 26% in 2000, and decreased back to 18% in 2002.

        International communications continues to be an important segment of the communications market. The FCC reports that the number of calls made from the United States to other countries increased from 200 million in 1980 to 6.1 billion in 2002, and that Americans spent approximately $11.5 billion on international telephone and private line services in 2002. Consistent with domestic toll rates per minute, international toll rates per minute have decreased significantly. On average, carriers billed 28 cents per minute for international calls in 2002, a decline of more than 79% since 1980. Five markets, Canada, Mexico, the United Kingdom, Germany, and India, accounted for approximately 41% of the international calls billed in the United States in 2002. AT&T, MCI, and Sprint combined accounted for 82% of the international service billed in the United States in 2002.

        While the 1996 Telecom Act has facilitated competition and rapid growth in the communications market, the last three years have been a tumultuous time for that marketplace. Industry analysts believe that overly optimistic projections of data growth spurred companies to invest large amounts of capital to boost network capacity. While demand for communications services grew, it did not grow at a sufficient pace to justify the substantial build-out of fiber capacity. A wide gap developed between the supply of network capacity and the demand for data transmission. Network owners refocused their efforts to demonstrate profitability over a much shorter time horizon than initially projected. A downward spiral ensued, as some communications carriers went out of business after failing to generate sufficient revenues to service their accelerating debt loads. The resultant slowdown in capital expenditures left equipment manufacturers with surplus inventory and personnel. Excess capacity and new technology is expected to enable more competition.

        The communications industry stabilized in 2003, but remains stagnant. Intense price competition continues, with continuing technological innovations threatening established services.

        Growth in demand for data services is expected to continue to be a key component of industry revenue growth. We believe that the data communications business will eventually rival and perhaps become larger than the traditional voice telephony market. The continuing migration of voice and other traffic from analog to digital transmission and the growth in data attributed to broadband applications are expected to fuel the growth in data with inevitable industry realignment expected to continue.

        The FCC issued a Report and Order (FCC 03-197) in 2003 eliminating a policy that prohibited the installation or operation of more than one satellite earth station in any Alaska rural community for competitive carriage of interstate message telephone service ("MTS") communications. The FCC found that through a series of regulatory steps, the environment that once called for restrictions on competitive facilities-based entry had changed. This policy change allows us to install facilities and provide competitive interstate MTS and other communications services over our own equipment and network in rural communities where we presently have no facilities.

        We believe that federal and state legislators, courts and regulators will continue to influence the communications industry in 2005. Consummation of mergers between and spin-offs from long-distance companies, local access services companies, ISPs and cable television companies is expected to continue to occur which blurs the distinction between product lines and competitors.

        Industry analysts believe companies will be successful in the long-term if they can achieve and maintain a superior operating cost position, minimize regulatory battles, offer a full suite of integrated services to their customers using a network that is largely under their control, and continue to offer new and enhanced services that customers wish to purchase.

        See "—Business—Regulation, Franchise Authorizations and Tariffs" for more information.

        General.    We supply a full range of common carrier long-distance and other communications products and services. We operate a modern, competitive communications network employing the latest digital transmission technology based upon fiber optic facilities within and between Anchorage, Fairbanks and Juneau, Alaska. Our facilities include two self-constructed and financed digital undersea fiber optic cables and additional owned capacity on another undersea fiber optic cable (which was taken out of service in January 2004, (see "—Historical Development of our Business During the Past Fiscal Year—Fiber System Taken out of Service"), linking our Alaska terrestrial networks to the networks of other carriers in the lower 49 states. We use satellite transponders to transmit voice and data traffic to remote areas of Alaska. We operate digital microwave systems to link Anchorage with the Kenai Peninsula, and our Prudhoe Bay Earth Station with Deadhorse. Digital microwave facilities also are used to back up our fiber facilities from Anchorage to our Eagle River earth station, and to our Fairbanks earth station from our Fairbanks distribution center. Virtually all switched services are computer controlled, digitally switched, and interconnected by a packet switched SS7 signaling network.

        We provide interstate and intrastate long-distance services throughout Alaska using our own facilities or facilities leased from or swapped with other carriers. We also provide (or join in providing with other carriers) communications services to and from Alaska, Hawaii, the contiguous lower 48 states, and many foreign nations and territories.

        We offer cellular services by reselling another cellular provider's services. We offer wireless local access services over our own facilities, and have purchased PCS and LMDS wireless broadband licenses in FCC auctions covering markets in Alaska.

        Products.    Our long-distance services industry segment is engaged in the transmission of interstate and intrastate-switched message telephone service and Private Line and Private Network communications service between the major communities in Alaska, and the remaining United States and foreign countries. Our message toll services include intrastate, interstate and international direct dial, toll-free 800, 888, 877 and 866 services, our calling card, operator and enhanced conference calling, frame relay, SDN, ISDN technology based services, as well as terminating northbound MTS traffic for MCI, Sprint and several large resellers who do not have facilities of their own in Alaska. We also provide origination of southbound calling card and toll-free 800, 888, 877 and 866 toll services for MCI, Sprint, and other IXCs. We offer our message services to commercial, residential, and government subscribers. Subscribers generally may cancel service at any time. Toll, Private Line, broadband and related services account for approximately 45.7%, 49.6% and 53.5% of our 2004, 2003 and 2002 revenues, respectively. Broadband services include our SchoolAccess™ and Rural Health initiatives. Private Line and Private Network services utilize voice and data transmission circuits, dedicated to particular subscribers, which link a device in one location to another in a different location.

        We have positioned ourselves as a price, quality, and customer service leader in the Alaska communications market. The value of our long-distance services is generally designed to be equal to or greater than that for comparable services provided by our competitors.

        In addition to providing communications services, we also design, sell, install, service and operate, on behalf of certain customers, communications and computer networking equipment and provide field/depot, third party, technical support, communications consulting and outsourcing services through our Network Solutions business. We also supply integrated voice and data communications systems incorporating interstate and intrastate digital Private Lines, point-to-point and multipoint Private Network and small earth station services. Our Network Solutions sales and services revenue totaled $13.8 million, $11.9 million, and $12.4 million in the years ended December 31, 2004, 2003 and 2002, respectively, or approximately 3.2%, 3.0% and 3.4% of total revenues, respectively. Presently, there are a number of competing companies in Alaska that actively sell and maintain data and voice communications systems. Network Solutions' managed services and product sales results are reported in the All Other category in the Consolidated Financial Statements included elsewhere in this prospectus.

        Our ability to integrate communications networks and data communications equipment has allowed us to maintain our market position based on "value added" support services rather than price competition. These services are blended with other transport products into unique customer solutions, including managed services and outsourcing.

        Facilities.    Our communication facilities include an undersea fiber optic cable system connecting Whittier, Valdez and Juneau, Alaska and Seattle, Washington, which was placed into service in February 1999.

        We constructed a new undersea fiber optic cable system connecting Seward, Alaska to Warrenton, Oregon that we placed into service in June 2004. This fiber optic cable system is designated AULP West and the original undersea fiber optic cable system is now designated AULP East. The Seward cable landing station connects to our network in Anchorage and the Warrenton cable landing station connects to our network in Seattle via long-term leased capacity. The combination of AULP West and AULP East provides us with the ability to provide fully protected geographically diverse routing of service between Alaska and the contiguous lower 48 states.

        These undersea fiber optic cable systems allow us to carry our military base traffic and our Anchorage, Delta Junction, Eagle River, Fairbanks, Girdwood, Glenallen, Healy, Juneau, Seward, Valdez, Wasilla, and Whittier, Alaska traffic to and from the contiguous lower 48 states and between these instate locations over terrestrial circuits, eliminating the one-half second round trip delay associated with satellite circuits.

        Other facilities include major earth stations at Barrow, Bethel, Cordova, Dillingham, Dutch Harbor, Eagle River, Ketchikan, King Salmon, Kodiak, Kotzebue, Nome, Prudhoe Bay, and Sitka, all in Alaska, serving the communities in their vicinity, and at Issaquah, Washington, which provides interconnection to Seattle and the contiguous lower 48 states for traffic to and from major Alaska earth stations. The Eagle River earth station is linked to the Anchorage distribution center by fiber optic facilities.

        We use SONET as a service delivery method for our terrestrial metropolitan area networks as well as our long-haul terrestrial and undersea fiber optic cable networks. As of December 31, 2004 we have completed interconnection of approximately 203 businesses and co-location facilities within the Anchorage, Juneau and Fairbanks metropolitan areas, as well as the 800-mile long TransAlaska Pipeline System right of way that connects Valdez to Prudhoe Bay, Alaska. We currently connect Anchorage, Whittier, Juneau and Seattle through our AULP East undersea fiber network. We use SONET-based next generation multi-service nodes for purposes of delivering traditional TDM services (at DS-0, DS-1 and DS-3 data rates) as well as next generation services, such as optical OC-n and Ethernet. We have expanded our digital cross-connect capacity through the addition of three large 3:1 cross connects located in Anchorage and Seattle.

        A fiber optic cable system from our Anchorage distribution center connects to the MTA Eagle River central office and to our major hub earth station in Eagle River. The Issaquah earth station is connected with the Seattle distribution center by means of diversely routed leased fiber optic cable transmission systems, each having the capability to restore the other in the event of failure. The Juneau earth station and distribution centers are collocated. We have digital microwave facilities serving the Kenai Peninsula communities. We maintain earth stations in Fairbanks (linked by digital microwave to the Fairbanks distribution center), Juneau (collocated with the Juneau distribution center), Anchorage (Benson earth station), and in Prudhoe Bay as fiber network restoration earth stations. Our Benson earth station also uplinks our statewide video service; such service may be pre-empted if earth station capacity is needed to restore our fiber network between Anchorage and Prudhoe Bay.

        We constructed an earth station in Platinum, Alaska in 2004. This station was constructed to support our telemedicine network. Two additional earth stations in McGrath and Yakutat, Alaska are expected to be placed into service in the first quarter of 2005.

        We use our DAMA facilities to serve 57 additional locations throughout Alaska. DAMA is a digital satellite earth station technology that allows calls to be made between remote villages using only one satellite hop thereby reducing satellite delay and capacity requirements while improving quality. In 1996, we obtained the necessary RCA and FCC approvals waiving prohibitions against construction of competitive facilities in certain rural Alaska communities, allowing for deployment of DAMA technology in 56 sites in rural Alaska on a demonstration basis. These prohibitions were removed by the FCC on August 6, 2003 allowing us to begin deploying earth stations in more locations in Alaska. In addition, 72 (for a total of 129) C-band facilities provide dedicated Internet access, Telehealth and Private Network services to rural public schools, hospitals, health clinics, and natural resource development industries throughout Alaska. Our Network of 86 Ku-band facilities provide dedicated Internet access, Telehealth and private network services to rural public schools, hospitals, health clinics, and natural resource development industries throughout Alaska, and in 13 locations in the contiguous lower 48 states.

        Our Anchorage, Fairbanks, and Juneau distribution centers contain electronic switches to route calls to and from local exchange companies and, in Seattle, to obtain access to MCI, Sprint and other carriers to distribute our southbound traffic to the lower 49 states and international destinations. In Anchorage, a Lucent Technologies Inc. ("Lucent") 5ESS digital host switch is connected by fiber to seven remote facilities that are co-located in the ILEC switching centers, to provide both local and long-distance service. Our extensive metropolitan area fiber network in Anchorage supports cable television, Internet and telephony services. The Anchorage, Fairbanks, and Juneau facilities also include digital access cross-connect systems, frame relay data switches, Internet platforms, and in Anchorage and Fairbanks, co-location facilities for interconnecting and hosting equipment for other carriers. We also maintain an operator and customer service center in Wasilla, Alaska.

        We have constructed a switching center and ILEC collocation offices in Fairbanks, and have installed a Lucent switch to enable the provisioning of local telephone access services in that market. Substantially all toll traffic originating in Fairbanks is routed to Anchorage. Fairbanks UNE loop provisioning began in early 2002.

        We installed a Lucent switch in our Juneau distribution center and collocation offices at several of the Juneau ILEC central offices, enabling local services to be launched in the Juneau market in 2002. Our collocation facilities enable UNE loop access to a portion of the Juneau ILEC's loop facilities. See "—Historical Development of our Business During the Past Fiscal Year—Alaska Supreme Court Decision and Settlement" for more information.

        We own and use Lucent 5ESS switches in Anchorage and Seattle. The Anchorage switch serves as our primary long distance switch in Alaska, enabling additional network efficiencies.

        Our operator services traffic is processed by an integrated services platform that also hosts answering services, directory assistance, and internal conferencing services.

        We employ satellite transmission for rural intrastate and interstate traffic and certain other major routes. We acquired satellite transponders on PanAmSat Corporation ("PanAmSat") Galaxy XR satellite in March 2000 to meet our long-term satellite capacity requirements. We further augmented capacity on Galaxy XR with the lease of a seventh C-band transponder in October, 2002. See "—Historical Development of our Business During the Past Fiscal Year—Galaxy XR Satellite Propulsion System Failure" for more information.

        As demand for redundant, geographically diverse capacity on our network increases, we will need to further augment our facilities between Alaska and the contiguous lower 48 states. See "—Recent Developments—AU East Capacity Expansion" for more information.

        In June 2004 we completed the construction of AULP West connecting Seward, Alaska and Warrenton, Oregon, with leased backhaul facilities to connect it to our switching and distribution centers in Anchorage, Alaska and Seattle, Washington. Capital expenditures for this project totaled approximately $50.1 million, most of which was funded through our operating cash flows.

        We employ a packet data satellite transmission technology for the efficient transport of broadband data in support of our rural health and SchoolAccess™ initiatives. We expect to further expand and upgrade this network during 2005. An upgrade of the packet data satellite transmission equipment to a more bandwidth efficient modulation scheme is expected to be completed during the first quarter of 2005. In addition, our SchoolAccess™ and rural wireless Internet service is partially provisioned over a satellite based digital video broadcast carrier that is scheduled to convert to a more efficient modulation scheme during the first quarter of 2005. These projects reduce the requirement for new satellite transponder bandwidth to support expected growth in rural health, distance learning and rural Internet services.

        Emerging technology that facilitates more efficient transport of fixed assigned point-to-point satellite transmissions is expected to become available during the first quarter of 2005. This technology allows fixed point-to-point transmissions between two earth stations to transmit at the same frequency. Successful implementation of this new technology may reduce the requirement for new satellite bandwidth to meet our needs as expected growth in demand for our services occurs. We are investigating the possible use of this new technology to further increase the efficiency of bandwidth utilization for a portion of our satellite network.

        We employ advanced digital transmission technologies to carry as many voice circuits as possible through a satellite transponder without sacrificing voice quality. Other technologies such as terrestrial microwave systems, metallic cable, and fiber optics tend to be favored more for point-to-point applications where the volume of traffic is substantial. With a sparse population spread over a large geographic area, neither terrestrial microwave nor fiber optic transmission technology is considered to be economically feasible in rural Alaska in the foreseeable future.

        Customers.    We had approximately 91,300, 85,600 and 88,200 active Alaska long-distance message telephone service subscribers at December 31, 2004, 2003 and 2002, respectively. Approximately 11,200, 11,300 and 11,600 of these were business and government users at December 31, 2004, 2003 and 2002, respectively, and the remainder were residential customers. Increases in our total customer counts were primarily attributed to our successful efforts to acquire and retain customers due to popular product bundle offerings. Decreases in our business and government customer counts were primarily attributed to continuing competitive pressures in Anchorage and other markets we serve. Message telephone service revenues (excluding broadband, operator services and Private Line revenues) averaged approximately $9.9 million per month during 2004.

        Equal access conversions have been completed in all communities we serve with owned facilities. We estimate that we carry nearly 50% of combined business and residential traffic as a statewide average for both originating interstate and intrastate message telephone service traffic.

        A summary of our switched long-distance message telephone service traffic (in minutes) follows:

	Interstate Minutes				Combined Interstate and Inter- national Minutes
For Quarter ended	South- bound	North- bound	Calling Card	Inter- national Minutes		Intra- state Minutes	Total Minutes
	(Amounts in thousands)
March 31, 2002	133,455	91,061	1,683	1,413	227,612	40,781	268,393
June 30, 2002	144,143	105,001	1,582	1,462	252,188	44,528	296,716
September 30, 2002	159,564	90,839	1,463	1,527	253,393	46,860	300,253
December 31, 2002	138,735	78,483	1,341	1,506	220,065	43,595	263,660

Total 2002	575,897	365,384	6,069	5,908	953,258	175,764	1,129,022

March 31, 2003	132,172	78,882	1,186	1,487	213,727	45,345	259,072
June 30, 2003	142,333	83,749	1,107	1,508	228,697	52,489	281,186
September 30, 2003	159,439	96,512	1,055	1,514	258,520	55,918	314,438
December 31, 2003	144,829	107,620	1,013	1,546	255,008	49,553	304,561

Total 2003	578,773	366,763	4,361	6,055	955,952	203,305	1,159,257

March 31, 2004	149,354	94,845	909	1,685	246,793	54,629	301,422
June 30, 2004	150,804	83,268	820	1,755	236,647	57,140	293,787
September 30, 2004	164,019	82,190	767	1,776	248,752	62,055	310,807
December 31, 2004	147,487	86,285	744	1,713	236,229	54,839	291,068

Total 2004	611,664	346,588	3,240	6,929	968,421	228,663	1,197,084

All minutes data were taken from our internal billing statistics reports.

        We entered into a significant business relationship with MCI in 1993 that included the following agreements, among others.

  •
  We agreed to terminate all Alaska-bound MCI long-distance traffic and MCI agreed to terminate all of our long-distance traffic terminating in the remaining 49 states excluding Washington, Oregon and Hawaii.

  •
  The parties agreed to share certain communications network resources and various marketing, engineering and operating resources. We also carry MCI's 800, 888, 877 and 866 traffic originating in Alaska and terminating in the remaining 49 states and handle traffic for MCI's calling card customers when they are traveling in Alaska.

        Concurrently with these agreements, MCI purchased approximately 31% of Parent's common stock and presently two MCI representatives serve on Parent's board. In conjunction with our acquisition of cable television companies in 1996, MCI purchased an additional two million shares at a premium to the then current market price for $13 million or $6.50 per share. MCI sold 4.5 million shares of Parent Class A common stock in 2002. On December 7, 2004 we repurchased 3,751,509 of Parent Class A common shares at $8.33 per share and $10 million face value of Parent Series C Preferred Stock from

MCI. The aggregate amount of the equity repurchase totaled $41.3 million. At December 31, 2004, MCI owns approximately 2.0% of Parent's common stock.

        Revenues attributed to MCI's message telephone traffic from these agreements (excluding Private Line and other revenues) in 2004, 2003 and 2002 totaled $52.8 million, $57.8 million and $54.7 million, or 12.4%, 14.8% and 14.9% of total revenues, respectively. The contract was amended in March 2001 extending its term five years to March 2006. The amendment reduced the rate to be charged by us for certain traffic over the extended term of the contract.

        On July 21, 2002 MCI and substantially all of its active United States subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. Chapter 11 allows a company to continue operating in the ordinary course of business in order to maximize recovery for the company's creditors and shareholders. On July 24, 2003, our contract to provide interstate and intrastate long-distance services to MCI was extended for a minimum of five years to July 2008. The agreement sets the terms and conditions under which we originate and terminate certain types of long-distance and data services in Alaska on MCI's behalf. In exchange for extending the term of this exclusive contract, MCI will receive a series of rate reductions implemented in phases over the life of the contract. On October 31, 2003, MCI's reorganization plan was approved by the United States Bankruptcy Court and MCI emerged from bankruptcy protection on April 20, 2004.

        Verizon Communications, Inc. has announced that it has agreed to acquire MCI. Qwest Communications, Inc. has also submitted a competing bid for MCI. On March 29, 2005, MCI announced that its Board of Directors accepted a revised offer from Verizon Communications, Inc. to acquire MCI, however Qwest Communications, Inc. is reported to be still actively pursing an acquisition of MCI. An acquisition of MCI will likely require shareholder and regulatory approvals. We are unable to predict the impact that a merger with or an acquisition of MCI will have upon us in the long-term, however given the materiality of MCI's revenues to us, a significant reduction in traffic or pricing could have a material adverse effect on our financial position, results of operations and liquidity.

        In 1993 we entered into a long-term agreement with Sprint, pursuant to which we agreed to terminate all Alaska-bound Sprint long-distance traffic and Sprint agreed to handle substantially all of our international traffic. Services provided pursuant to the contract with Sprint resulted in message telephone service revenues (excluding Private Line and other revenues) in 2004, 2003 and 2002 of approximately $14.9 million, $18.3 million and $23.5 million, or approximately 3.5%, 4.7% and 6.4% of total revenues, respectively. The contract was amended in March 2002 extending its term five years to March 2007, with two one-year automatic extensions thereafter. The amendment reduces the rate to be charged by us for certain traffic over the extended term of the contract.

        With the contracts and amendment described above, we believe that MCI and Sprint, our two largest customers, will continue to make use of our services during the extended term. MCI was a major customer of our long-distance services industry segment through 2004. Sprint met the threshold for classification as a major customer through 1998, and met the threshold again in 2001.

        Other common carrier traffic routed to us for termination in Alaska is largely dependent on traffic routed to our carrier customers by their customers. Pricing pressures, new program offerings, revised business plans, and market consolidation continue to evolve in the markets served by our carrier customers. If, as a result, their traffic is reduced, or if their competitors' costs to terminate or originate traffic in Alaska are reduced, our traffic will also likely be reduced, and we may have to respond to competitive pressures, consistent with federal law. We are unable to predict the effect of such changes on our business; however the loss of one or both of MCI or Sprint as customers, a material adverse change in our relationships with them or a material loss of or reduction in their long-distance customers would have a material adverse effect on our financial position, results of operations or liquidity.

        We provide various services to the State of Alaska, BP Alaska, Wells Fargo Bank Alaska, First National Bank of Alaska, and Alyeska Pipeline Service Company. Although these customers do not meet the threshold for classification as major customers, we do derive significant revenues and operating income from them. There are no other individual customers, the loss of which would have a material impact on our revenues or operating income.

        We provided broadband, Private Line and Private Network communications products and services, including SchoolAccess™ and rural health Private Line facilities, to 452 commercial and government customers at the end of 2004. These products and services generated approximately 17.2%, 15.9% and 14.8% of total revenues during the years ended December 31, 2004, 2003 and 2002, respectively.

        Although we have several agreements to facilitate the origination and termination of international toll traffic, we have neither foreign operations nor export sales. See "—Financial Information about our Foreign and Domestic Operations and Export Sales" for more information.

        Competition.    The long-distance industry is intensely competitive and subject to constant technological change. Competition is based upon price and pricing plans, the type of services offered, customer service, billing services, performance, perceived quality, reliability and availability. AT&T Alascom, as a subsidiary of AT&T, has access to greater financial, technical and marketing resources than we have. Future competitors could also be substantially larger than we are, and have greater financial, technical and marketing resources than we have.

        In the long-distance market, we compete against AT&T Alascom, ACS, MTA, and certain smaller rural local telephone carrier affiliates. There is also the possibility that new competitors will enter the Alaska market. In addition, wireless services continue to grow as an alternative to wireline services as a means of reaching customers.

        Historically, we have competed in the long-distance market by offering discounts from rates charged by our competitors and by providing desirable packages of services. Discounts have been eroded in recent years due to lowering of prices by AT&T Alascom and entry of other competitors into the long-distance markets we serve. In addition, our competitors have also begun to offer their own packages of services. If competitors lower their rates further or develop more attractive packages of services, we may be forced to reduce our rates or add additional services, which would have a material adverse effect on our financial position, results of operations or liquidity.

        Under the terms of the acquisition of Alascom by AT&T, AT&T Alascom rates and services must mirror those offered by AT&T, so changes in AT&T prices indirectly affect our rates and services. AT&T's and AT&T Alascom's interstate prices are regulated under a price cap plan whereby their rate of return is not regulated or restricted. Price increases by AT&T and AT&T Alascom generally improve our ability to raise prices while price decreases pressure us to follow. We believe we have, so far, successfully adjusted our pricing and marketing strategies to respond to AT&T and other competitors' pricing practices. However, if competitors significantly lower their rates, we may be forced to reduce our rates, which could have a material adverse effect on our financial position, results of operations or liquidity.

        On January 31, 2005 SBC Communications Inc. ("SBC") and AT&T announced an agreement for SBC to acquire AT&T. The acquisition, which is subject to approval by AT&T's shareholders and regulatory authorities, and other customary closing conditions, is expected to close by the first half of 2006. We cannot predict how this transaction will affect us at this time.

        ACS and other LECs have entered the interstate and international long-distance market, and pursuant to RCA authorization, entered the intrastate long-distance market. ACS and other LECs generally lease or buy long-haul capacity on long-distance carriers' facilities to provide their interstate and intrastate long-distance services.

        Another carrier completed construction of fiber optic facilities connecting points in Alaska to the contiguous lower 48 states in 1999. The additional fiber system provides direct competition to services we provide on our owned fiber optic facilities, however this fiber system also provides an alternative routing path for us in case of a major fiber outage in our systems. This carrier filed for Chapter 11 bankruptcy in 2001 and its assets were sold in 2002. We completed construction of the AULP West fiber optic cable system in June 2004 that provides us with owned capacity for route diversity.

        In the wireless communications services market, we closed a 10-year distribution agreement with Dobson in 2004 allowing us to resell Dobson cellular services. See "—Historical Development of our Business During the Past Fiscal Year—Cellular Services Distribution Agreement" for more information. We provide limited wireless local access and Internet services using our own facilities. We compete against Dobson, ACS, Alaska DigiTel LLC, and resellers of those services in Anchorage and other markets.

        The wireless communications industry continues to experience significant consolidation. In October 2004 Cingular Wireless LLC, a joint venture between SBC Communications Inc. and BellSouth Corp., reported that it completed its previously announced merger with AT&T Wireless Services Inc. Dobson acquired its Anchorage wireless properties in a 2003 asset exchange with AT&T Wireless. Dobson has acquired wireless companies and negotiated roaming arrangements that give it a national presence. Mergers and joint ventures in the industry have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources. These competitors may be able to offer nationwide services and plans more quickly and more economically than we can, and obtain roaming rates that are more favorable than those that we obtain.

        Our long-distance services sales efforts are primarily directed toward increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature up-sale opportunities. We sell our long-distance communications services through telemarketing, direct mail advertising, door-to-door selling, up-selling by our customer service personnel, and local media advertising.

        We expect competition to increase as new technologies, products and services continue to develop. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions, market and competitor consolidation, and pricing strategies by competitors. To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry and in our markets we could lose market share or experience a decline in our revenue and net income. Competitive conditions create a risk of market share loss and the risk that customers shift to less profitable lower margin services. Competitive pressures also create challenges to our ability to grow new business or introduce new services successfully and execute our business plan. Each of our business segments also faces the risk of potential price cuts by our competitors that could materially adversely affect our long-distance segment market share and results of operations.

Cable Services

        Industry.    The programmed video services industry includes traditional broadcast television, cable television, satellite systems such as DBS, private cable operators, LEC entry, broadband service providers, wireless cable, open video systems, home video sales and rentals, Internet video, and electric and gas utilities. Cable television providers have added non-broadcast programming, utilized improved technology to digitize signals and increase channel capacity, and expanded service markets to include more densely populated areas and those communities in which off-air reception is not problematic. Broadcast television stations including network affiliates and independent stations generally serve the urban centers. One or more local television stations may serve smaller communities. Rural communities may not receive local broadcasting or have cable systems but may receive direct broadcast programming via a satellite dish. More rural communities are receiving local and regional station programming as satellite system providers obtain local and regional programming content.

        During the last 50 years, the cable television industry has experienced extensive growth and transformation. From initially offering clear reception of broadcast stations, cable has grown into a broadband provider of video, Internet and voice telephone services, expanding from analog technology to an increasingly digital platform. The NCTA reports that more than one-third of U.S. cable customers were reported to have subscribed to digital cable television service at the end of the third quarter of 2004.

        The 1996 Telecom Act enabled cable television operators to undertake a multiyear upgrade of cable system infrastructure and lead in the transition from an analog platform to a broadband digital platform. Industry progress was made in 2004 to further deploy HDTV, video-on-demand, interactive and other new consumer-driven services that rely on the broadband digital platform.

        Cable television operators and programmers began providing HDTV services in 2002. HDTV has been described by some analysts as the most dramatic change for viewers since the introduction of color television. The NCTA reports that as of September 1, 2004, 90 million U.S. television households were passed by a cable system that offered HDTV, a growth of 140% since January 1, 2003, when HDTV was available to 37.5 million households. In addition, the amount of cable HDTV programming increased steadily, and now comes from a broader programming services group.

        The NCTA reported that in December 2002, the consumer electronics and cable industries reached agreement on standards for the creation of digital cable ready equipment for the home. The FCC approved those standards in September 2003 and new sets are readily available in retail outlets. However, this first generation of standards does not address interactive services, including, among other things, pay-per-view programming, video-on-demand, interactive program guides, interactive gaming, and interactive retailing. Customers must still use set-top boxes to receive those services.

        The NCTA reported that at December 31, 2004, more than 113 million homes were passed by cable plant with a capacity of at least 550MHz, and over 99 million homes were passed by systems with a capacity of 750MHz or higher. The FCC reports that the cable industry has upgraded almost 91% of its plant to 750MHz capacity or higher. The NCTA reported that more than 105 million households were reported to have been passed by activated two-way plant at the end of 2004. Industry analysts forecast that more than 109 million households will be passed by activated two-way plant by the end of 2005. These upgrades position cable companies to compete more effectively with their DBS competitors.

        The growth of DBS is still, in part, attributable to the authority granted to DBS operators to distribute local broadcast television stations in their local markets by the Satellite Home Viewer Improvement Act of 1999 ("SHVIA"). In November 2004, the U.S. Congress passed a five-year extension of the SHVIA, which allows DBS operators to retransmit distant broadcast TV signals to underserved areas. Continued DBS subscriber growth is expected as local programming is offered in more markets. The FCC reports that DBS continues to increase its share of the MVPD market, while other MVPD providers continue to experience losses in market share.

        The NCTA reports that basic cable customers increased approximately 0.3% in 2004 to 73.6 million, while non-cable MVPD customers increased 7.7% to 26.9 million customers during the first three quarters of 2004. Between December 1994 and September 2004, the number of non-cable MVPD customers increased from 4.2 million to 26.9 million.

        The North American cable TV market was reported by the FCC to have remained stable in 2004, while DBS subscriberships increased at double-digit rates of growth. The FCC reports that DBS subscribership continues to grow at nearly double digit rates of growth every year, and its share of the marketplace is increasing.

        The NCTA reports that while the number of basic cable TV subscribers increased approximately 0.3% in 2004, digital cable TV subscriber growth reached 13% during the year ended September 30, 2004. Analysts believe that cable TV subscriber growth in the future may result from cable television operators' ability to attract new subscribers to their traditional analog video services, and from ongoing deployments of digital video, video-on-demand, voice, and high-speed data services. Analysts believe that expanded digital services allow cable operators to differentiate their services from competing telecommunications and pay-TV service providers.

        As a converged platform, cable is a viable competitive alternative outside its traditional video space, not only in the broadband space as a competitor with technology such as DSL, but also in traditional telephony services as voice becomes another application that is carried on data centric networks.

        The most significant convergence of service offerings over cable plant continues to be the pairing of Internet service with other service offerings. Cable operators continue to build-out the broadband infrastructure that permits them to offer high-speed Internet access. The most popular way to access the Internet over cable is still through the use of a cable modem and personal computer. Virtually all of the major multiple system operators offer Internet access via cable modems in portions of their service areas. Like cable, the DBS industry is developing ways to bring advanced services to their customers. Many MMDS and private cable operators also offer Internet access services. In addition, broadband services providers continue to build advanced systems specifically to offer a bundle of services, including video, voice, and high-speed Internet access. We currently offer high-speed cable modem access in Anchorage, Bethel, Cordova, Juneau, Eielson Air Force Base, Elmendorf Air Force Base, Fairbanks, Fort Richardson, Fort Wainwright, Homer, Kenai, Kodiak, Ketchikan, Nome, North Pole, Palmer, Petersburg, Seward, Sitka, Soldotna, Wasilla, Wrangell, and Valdez.

        The cable industry has expanded its competitive offerings to include business and residential telephone services delivered over its fiber optic infrastructure. Cable-delivered telephone service is a natural extension of a network already capable of delivering digital and broadband services and products. Once upgraded to a two-way capability, a cable system can offer telephone service over the same cable line that already carries digital video, high speed Internet, and other advanced services to consumers. Cable operators are beginning to deploy voice over IP telephony in addition to circuit-switched telephony offerings. Circuit-switched service requires large capital expenditures for switching equipment in addition to facility upgrades. Voice over IP is more modular and does not require the large upfront cost needed to deploy circuit-switched service. Voice over IP utilizes the data path already built, and is expected to allow for easy software changes and additions to service packages including innovative combinations of voice, data, and fax services. The NCTA reports that cable-delivered residential telephone service subscribers in the United States totaled an estimated 2.8 million through September 2004.

        With digital transmissions and compression, cable operators are better able to offer a variety and quality of channels to rival DBS and video-on-demand. In 2000 we installed a commercial version of video-on-demand for the Anchorage hotel market and continue to evaluate the feasibility of deploying a video-on-demand technology in the residential market. With this service, customers can access a wide selection of movies and other programming at any time, with digital picture quality.

        Kagan World Media reported that estimated 2004 total cable industry revenue reached $57.6 billion, an approximate 12.3% increase from $51.3 billion in 2003. Operators face constant pressure to keep rate increases at a minimum. According to the FCC, the average monthly rate for cable services rose 5.4% over the 12-month period ending January 1, 2004 to $45.32, as compared to a 7.8 percent increase reported over the 12-month period ending January 1, 2003. Over the past several years, the FCC reports that operators have averaged annual rate increases in the 5% range.

        The FCC reports that cable operators attributed rate increases to increased programming costs, an increase in the number of video and non-video services offered, system upgrades, and general inflationary pressures. The escalation of programming costs continues to adversely impact the economics of cable operators. Programming costs are reported to be the largest cost item for major system operators and the fastest growing operating cost item for most. The NCTA reported that, on the basis of financial data supplied to them by nine cable operators, they found that these operators' yearly programming expenses, on a per-subscriber basis, increased from $122 in 1999 to $180 in 2002—a 48 percent increase.

        The NCTA reports that cable penetration of TV households totaled 67.1% at December 31, 2004. Our overall average penetration of homes passed was 65.0% at December 31, 2004 with individual systems ranging from 49.8% to 83.4%.

        In Alaska, cable television was introduced in the 1970s to provide television signals to communities with few or no available off-air television signals and to communities with poor reception or other reception difficulties caused by terrain interference. Since that time, as on the national level, the cable television providers in Alaska have added non-broadcast programming, and DBS providers have added local broadcast programming.

        The market for programmed video services in Alaska includes traditional broadcast television, cable television, wireless cable, and DBS systems. Broadcast television stations including network affiliates and independent stations, serve the urban centers in Alaska. Eight, six and five broadcast stations serve Anchorage, Fairbanks and Juneau, respectively. In addition, several smaller communities are served by one local television station that is typically a PBS affiliate. Other rural communities without cable systems receive a single state sponsored channel of television by a satellite dish and a low power transmitter.

        Advancements in technology, facility upgrades and plant expansions to enable the ongoing migration to digital programming are expected to continue to have a significant impact on cable services in the future. We expect that changing federal, state and local regulations, intense competition, and developing technologies and standards will continue to challenge the industry.

        See "—Regulation, Franchise Authorizations and Tariffs—Cable Services Operations" for more information.

        General.    We are the largest operator of cable systems in Alaska, serving approximately 134,700 residential, commercial and government basic subscribers at December 31, 2004. Our cable television systems serve 35 communities and areas in Alaska, including the state's four largest urban areas, Anchorage, Fairbanks, the Mat-Su Valley and Juneau. Our statewide cable systems consist of approximately 2,300 miles of installed cable plant having 450 to 625 MHz of channel capacity.

        Products.    Programming services offered to our cable television systems subscribers differ by system. The following information describes our service offerings as of December 31, 2004.

          Anchorage and Mat-Su Valley system.    The Anchorage and Mat-Su Valley system, which is located in the urban center for Alaska, offers a basic analog service that includes approximately 18 channels and a fully addressable digitally delivered expanded basic service with 50 video programming channels and 47 digital music channels. This system also carries three digital tiers totaling 34 channels, two HD channels with the rental of an HD set-top converter, a five channel HD tier, digital video recorders, and over 75 channels of premium (including two foreign language channels and three HD channels) and pay-per-view products. Commercial subscribers such as hospitals, hotels and motels are charged negotiated monthly service fees. Apartment and other multi-unit dwelling complexes can receive service at a negotiated bulk rate with the opportunity for additional services on a tenant-pay basis.

          Fairbanks system.    This system offers a basic analog service with 12 channels and a fully addressable digitally delivered expanded basic service with 46 channels. This system also carries 17 digital special interest channels, 47 channels of digital music, and over 70 channels of premium and pay-per-view products.

          Juneau, Kenai, Soldotna, and Ketchikan systems.    These systems offer a basic analog service with 13 to 18 channels and an additional analog tier (analog and digital delivery technologies are used in Ketchikan) with 35 to 44 channels. These systems also carry a digital programming tier with over 17 special interest channels, 47 channels of digital music, and over 50 channels of digitally delivered premium and pay-per-view products.

          Sitka System.    This location offers an advanced analog service with a 15 channel basic service, a 37 channel expanded basic service, five channels of premium service, four channels of pay-per-view and 31 music channels.

          Cordova, Kodiak, Nome, Seward, and Valdez systems.    These systems offer a basic analog service with 12 to 15 channels and an additional analog tier (analog and digital delivery technologies are used in Kodiak) with 35 to 38 channels. These systems also carry 47 channels of digital music and over 56 channels of digitally delivered premium and pay-per-view products.

          Other systems.    We own systems in the Alaska communities and areas of Bethel, Homer, Kotzebue, Petersburg, and Wrangell. These analog systems offer a basic service with 11 to 15 channels and an expanded basic service with 36 to 38 channels. Five channels of premium service are also available in all systems. Music service is available in Petersburg and Wrangell. Pay-per-view is available in Homer, Kotzebue, Petersburg, and Wrangell. Beginning in February, 2005, our Barrow system has one tier of service with 53 channels, four premium channels, and three pay-per-view channels.

        Facilities.    Our cable television businesses are located in Anchorage, Bethel, Chugiak, Cordova, Douglas, Eagle River, Eielson AFB, Elmendorf AFB, Fairbanks, Fort Greely, Fort Richardson, Fort Wainwright, Homer, Juneau, Kachemak, Kenai, Ketchikan, Kodiak, Kodiak Coast Guard Air Station, Kotzebue, Mount Edgecombe, Nome, North Pole, Palmer, Petersburg, Peters Creek, Prudhoe Bay, Saxman, Seward, Sitka, Soldotna, Valdez, Ward Cove, Wasilla, and Wrangell, Alaska. Our facilities include cable plant and head-end distribution equipment. Certain of our head-end distribution centers are co-located with customer service, sales and administrative offices.

        Customers.    Our cable systems passed approximately 207,200, 202,200 and 196,900 homes at December 31, 2004, 2003 and 2002, respectively, and served approximately 134,700, 134,400 and 136,100 basic subscribers at December 31, 2004, 2003 and 2002, respectively. Revenues derived from cable television services totaled $101.4 million, $96.0 million and $88.7 million in 2004, 2003 and 2002, respectively.

        Competition.    The 1996 Telecom Act removed barriers to telephone company or LEC entry into the video marketplace to facilitate competition between incumbent cable operators and telephone companies. At the time of the 1996 Telecom Act, it was expected that LECs would compete in the video delivery market and that cable operators would provide local telephone exchange service. Two of the largest ILECs have announced plans to offer video via Internet protocol technology. A few smaller LECs continue to offer, or are preparing to offer, multi-channel video programming distribution.

        We believe our greatest source of competition comes from the DBS industry. Two major companies, DirecTV and Echostar are currently offering nationwide high-power DBS services. In the past, the majority of Alaska DBS subscribers were required to bear the cost of and install larger satellite dishes (generally three to six feet in diameter) because of the weaker satellite signals available in northern latitudes, particularly in communities surrounding, and north of, Fairbanks. In addition, the satellites had a relatively low altitude above the horizon when viewed from Alaska, making their signals subject to interference from mountains, buildings and other structures. Recent satellite placements provide Alaska and Hawaii residents with a DBS package that requires a smaller satellite dish (typically 18 inches); however, a second larger dish is required if the subscriber wants to receive a channel line-up similar to that provided by our cable systems with HD programming. In addition to the dish and equipment cost deterrents, DBS signals are subject to degradation from atmospheric conditions such as rain and snow.

        Our cable television systems face competition from alternative methods of receiving and distributing television signals, including digital video service over telephone lines, broadband IP based services, wireless and SMATV systems, and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive computer services, Internet services and home video products, including videotape cassette and video disks. Our cable television systems also face competition from potential overbuilds of our existing cable systems by other cable television operators.

        Several ILECs in the contiguous lower 48 states and the largest ILEC in Alaska have announced marketing arrangements to provide DBS services along with local telephone and other services. Similar arrangements could be extended to other ILECs in the markets we serve in Alaska. In August 2003 DBS service provider EchoStar launched Anchorage local network programming for an additional fee. We will continue to strive to compete effectively by providing, at reasonable prices and in competitive bundles, a greater variety of communication services than are available off-air or through other alternative delivery sources. Additionally, we believe we offer superior technical performance and responsive community-based customer service.

        In November 2003, the ILEC in the Mat-Su Valley launched digital video service over telephone lines in limited areas. Its product offerings and price points are similar to our product offerings. The ILEC in Ketchikan has indicated its intent to launch a similar service in 2005.

        Competitive forces will be counteracted by offering expanded programming through digital services and by providing high-speed data services. System upgrades have been completed to make our systems reverse activated, providing the necessary infrastructure to offer cable modem service to greater than 99% of our homes passed. Digital delivery technology is being utilized in all but six of our systems. We expect to utilize this technology in the remaining six systems within two years. These plant upgrades combined with local broadcast programming and bundled packages are expected to provide an attractive product in comparison to competitive offerings. In 2002, seven-year retransmission agreements were signed with Anchorage broadcasters. These agreements provide for the uplink/downlink of their signals into all our systems, and local programming for our customers.

        High-speed data access competition takes two primary forms: cable modem access service and DSL service. Wireless services are also becoming more prevalent. DSL service provides Internet access to subscribers at data transmission speeds similar to cable modems over traditional telephone lines.

Numerous companies, including telephone companies, have introduced DSL service, and certain telephone companies are seeking to provide high-speed broadband services, including interactive online services, without regard to present service boundaries and other regulatory restrictions. Wireless, both from a fixed and mobile implementation, is becoming more available. Fixed wireless providers are using newer technologies to deliver broadband to subscribers. Wireless vendors in Anchorage are competing for broadband subscribers. In other locations in the lower 49 states, public organizations such as municipalities and education organizations have begun implementing mobile wireless broadband over specific geographic areas such as parks, campuses and major downtown business areas. Companies in the lower 49 states, including telephone companies and ISPs, have asked local, state and federal governments to mandate that cable communications systems operators provide capacity on their cable infrastructure, so these companies and others may deliver Internet services directly to customers over cable facilities. The FCC determined in March 2002 that cable system operators will not be required to provide such "open access" to others. See "—Regulation, Franchise Authorizations and Tariffs—Cable Services Operations" for more information.

        Other new technologies may become competitive with non-entertainment services that cable television systems can offer. The FCC has authorized television broadcast stations to transmit textual and graphic information useful to both consumers and businesses. The FCC also permits commercial and non-commercial FM stations to use their subcarrier frequencies to provide non-broadcast services including data transmissions. The FCC established an over-the-air interactive video and data service that will permit two-way interaction with commercial and educational programming along with informational and data services. LECs and other common carriers also provide facilities for the transmission and distribution to homes and businesses of interactive computer-based services, including the Internet, as well as data and other non-video services. The FCC has conducted spectrum auctions for licenses to provide PCS, as well as other services. PCS and other services will enable license holders, including cable operators, to provide voice and data services. We own a statewide license to provide PCS in Alaska.

        Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis. The 1992 Cable Act gives local franchising authorities jurisdiction over basic cable service rates and equipment in the absence of "effective competition," prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems. Well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services.

        On December 30, 2004, our subsidiary, GCI Cable, Inc, applied to the RCA to amend its certificates to include areas where population growth has occurred and is likely to occur over the next five years. The proposed service area changes are in Anchorage, Bethel, Cordova, Fairbanks, Homer, Juneau-Douglas, Kenai, Soldotna, Sterling, Ketchikan, Kodiak, Kotzebue, Nome, Palmer-Wasilla, Petersburg, Seward, Sitka, Valdez and Wrangell.

        Our cable service sales efforts are primarily directed toward increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature up-sale opportunities. We sell our cable services through telemarketing, direct mail advertising, door-to-door selling, up-selling by our customer service personnel, and local media advertising.

        Advances in communications technology as well as changes in the marketplace are constantly occurring. We cannot predict the effect that ongoing or future developments might have on the communications and cable television industries or on us specifically.

Local Access Services

        Industry.    The FCC reported that end-user customers in the U.S. obtained local service at June 30, 2004 by means of 148 million ILEC switched access lines, 32 million CLEC switched access lines, and 167 million mobile wireless telephone service subscriptions.

        The FCC reported that total CLEC end-user switched access lines increased by 7% during the first half of 2004, from 30 million to 32 million lines. By comparison, total CLEC lines increased by 10% during the preceding six months, from 27 to 30 million lines. For the full twelve month period ending June 30, 2004, CLEC end-user lines increased by 19%. Approximately 18% of the 180 million total end-user switched access lines were reported by CLECs, compared to 16% a year earlier.

        The FCC further reported that approximately 65% of reported CLEC switched access lines serve residential and small business customers, compared to approximately 77% of ILEC lines. CLECs reported 15% of total residential and small business switched access lines, and 25% of the total medium and large business, institutional, and government customer access lines.

        The FCC reported that CLECs reported providing about 16% (a decline from 43% in December 1999) of their switched access lines by reselling the services of other carriers, about 61% (an increase from 24% in December 1999) by means of UNE loops leased from other carriers, and about 23% of switched access lines over their own local loop facilities.

        The FCC reports that since December 1999, the percentage of nationwide CLEC switched access lines reported to be provisioned by reselling services has declined steadily, to 16% at the end of June 2004, and the percentage provisioned over UNE loops has grown steadily, to 61% at June 30, 2004. The FCC reported that ILECs provided about 1.6 million switched access lines to unaffiliated carriers on a resale basis at the end of June 2004, down from 1.8 million six months earlier. The FCC reported that ILECS provided 21.4 million unbundled loops (with or without unbundled switching) to unaffiliated carriers at June 30, 2004, up from 19.4 million six months earlier.

        UNE loops provided with ILEC switching (UNE-Platform) have increased faster than UNE loops provided without switching. The FCC reported that ILECs provided approximately 13% more UNE loops with switching to unaffiliated carriers at the end of June 2003 than they reported six months earlier (17.1 million compared to 15.2 million) and about 1% fewer UNE loops without switching (about 4.3 million).

        The FCC reports that at June 30, 2004 in the U.S., local telephone service was provided by CLECs to over 3.3 million coaxial cable connections, which constituted approximately 45% of the 7.5 million switched access lines provided by CLECs over their own local loop facilities, approximately 10% of all switched access lines reported by CLECs, and approximately 2% of total switched access lines.

        Cable telephony deployments in the U.S. continue to expand using proprietary, circuit switched technology. More hardware has become available that is DOCSIS 1.1 qualified, which provides quality of service necessary for voice services. Cable telephony services continue to expand as cable television operators expand their video, data, and voice service offerings. A significant driver for cable telephony is the bundling of telephony services with existing digital video and high speed data services.

        Industry analysts estimate that worldwide cable telephony subscribers totaled 11.8 million at the end of 2004, are expected to exceed 14 million by late 2005, and will grow to over 22 million by the end of 2008. The vast majority of cable-telephony subscribers reportedly rely on circuit-switched technology. Of the 11.8 million worldwide cable-telephony subscribers at the end of 2004, less than 500,000 were using Voice over Internet Protocol ("VoIP") technology.

        We began deploying a cable telephony solution in the second quarter of 2004 that meets our needs and we believe meets the needs of our customers.

        The communications industry has been burdened by regulatory uncertainty as a result of successive court reversals of the FCC's core local competition rules. In response to such court reversals and to remove uncertainty, the FCC adopted new rules for network unbundling obligations of ILECs in December 2004. See "—Regulation, Franchise Authorizations and Tariffs—Communications Operations" for more information.

        General.    Our local exchange and exchange access services ("local access services") segment entered the local services market in Anchorage in 1997, providing services to residential, commercial, and government users. At December 31, 2004 we could access approximately 93%, 71%, and 48% of Anchorage, Fairbanks, and Juneau area local loops, respectively, from our collocated remote facilities and DLC installations, excluding Wainwright and Eielson areas.

        Products.    Our own DLPS facilities and collocated remote facilities that access the ILEC's unbundled network element loops allow us to offer full featured local service products to both residential and commercial customers, and provide Private Line service products to commercial customers. In areas where we do not have our own DLPS facilities or access to ILEC loop facilities, we offer service using total service resale of the ILEC's local service in Anchorage, and either total service resale or UNE platform in Fairbanks and Juneau.

        Our package offerings are competitively priced and include popular features, such as the following.

•	Enhanced call waiting	•	Caller ID
•	Caller ID on call waiting	•	Free caller ID box
•	Anonymous call rejection	•	Call forwarding
•	Call forward busy	•	Call forward no answer
•	Enhanced call waiting	•	Fixed call forwarding
•	Follow me call	•	Intercom service forwarding
•	Multi-distinctive ring	•	Per line blocking
•	Selective call forwarding	•	Selective call acceptance
•	Selective call rejection	•	Selective distinctive alert
•	Speed calling	•	Three way calling
•	Voice mail	•	Inside wire repair plan
•	Non-listed number	•	Non-published number

        Facilities.    In Anchorage we utilize a centrally located Lucent 5ESS host switching system, have collocated six remote facilities adjacent to or within the ILEC's local switching offices to access unbundled loop network elements, and have installed a DLC system adjacent to a smaller, seventh ILEC wire center for access to unbundled loop network elements. Remote and DLC facilities are interconnected to the host switch via our diversely routed fiber optic links. Additionally, we provide our own facilities-based services to many of Anchorage's larger business customers through expansion and deployment of SONET fiber transmission facilities, DLC facilities, and leased HDSL and T-1 facilities.

        In April 2004 we successfully launched our Digital Local Phone Service ("DLPS") deployment utilizing our Anchorage coaxial cable facilities. This delivery method allows us to utilize our own cable facilities to provide local access service to our customers and avoid paying local loop charges to the ILEC. To ensure the necessary equipment is available to us we have committed to purchase a certain number of outdoor network powered multi-media adapters.

        In Fairbanks and Juneau we employ Lucent Distinctive Remote Module switching systems (5ESS) and have collocated DLC systems adjacent to the ILEC's local switching office and within the ILEC's wire center to access unbundled loop network elements.

        Customers.    We had approximately 112,100, 106,100 and 96,100 local lines in service from Anchorage, Fairbanks, and Juneau, Alaska subscribers at December 31, 2004, 2003 and 2002,

respectively. We began providing local access services in Fairbanks in 2001 and in Juneau in 2002. The 2004 line count consists of approximately 60.3% residential access lines and 35.3% business access lines, including 4.4% Internet service provider access lines. We ended 2004 with market share gains in substantially all market segments.

        Revenues derived from local access services in 2004, 2003 and 2002 totaled $47.0 million, $39.0 million and $32.1 million, respectively, representing approximately 11.1%, 10.0% and 8.7% of our total revenues in 2004, 2003 and 2002, respectively.

        Competition.    In the local access services market the 1996 Telecom Act, judicial decisions, and state legislative and regulatory developments have increased the overall likelihood that barriers to local telephone competition will be reduced or removed. These initiatives include requirements that ILECs negotiate with entities, including us, to provide interconnection to the existing local telephone network, to allow the purchase, at cost-based rates, of access to unbundled network elements, to establish dialing parity, to obtain access to rights-of-way and to resell services offered by the ILEC.

        The 1996 Telecom Act also provides ILECs with new competitive opportunities. We believe that we have certain advantages over these companies in providing communications services, including awareness by Alaskan customers of the GCI brand-name, our facilities-based communications network, and our prior experience in, and knowledge of, the Alaskan market.

        Data obtained from the RCA indicates that there are 23 ILECs and 17 CLECs certified to operate in the State of Alaska. We compete against ACS, the ILEC in Anchorage, Juneau and Fairbanks, and with AT&T Alascom in the Anchorage service area. AT&T Alascom offers local exchange service only to residential customers through total service resale. We also compete in the business market against TelAlaska Long Distance, Inc. ("TelAlaska") in the Anchorage service area.

        ACS, through subsidiary companies, provides local telephone services in Fairbanks and Juneau, Alaska. These ACS subsidiaries were classified as Rural Telephone Companies under the 1996 Telecom Act, which entitled them to an exemption of certain material interconnection terms of the 1996 Telecom Act, until and unless such "rural exemption" were examined and discontinued by the RCA. On October 11, 1999, the RCA issued an order terminating rural exemptions for the ACS subsidiaries operating in the Fairbanks and Juneau markets so that we could compete with these companies in the provision of local telephone service pursuant to the terms of Section 251(c) of the 1996 Telecom Act. These rural exemptions limited the obligation of the ILECs in these markets to provide us access to UNEs at rates under the pricing standard established by the FCC. ACS appealed these decisions.

        On December 12, 2003, the Alaska Supreme Court issued a decision in which it reversed the RCA's rural exemption decision on the procedural ground that the competitor, not the incumbent, must shoulder the burden of proof. The Court remanded the matter to the RCA for reconsideration with the burden of proof assigned to us. In accordance with the Court's ruling, the RCA re-opened the rural exemption dockets and scheduled a hearing to take place on April 19, 2004. On April 18, 2004, we and ACS entered into a comprehensive settlement that, in part, included a relinquishment by ACS of its rural exemption for Juneau and Fairbanks. In accordance with the settlement, the parties moved the RCA for a dismissal of the rural exemption inquiry, which the Commission granted on April 21, 2004.

        By letter, submitted also to the RCA, on January 12, 2004, we made a bona fide request for interconnection for the purposes of local access competition with MTA, under the provisions of the 1996 Telecom Act. We submitted this request to MTA on the grounds that it waived its rural exemption under the terms of Section 251(f)(1)(C) when it launched its new video service through its wholly owned subsidiary MTA Vision, Inc. in competition with our cable television service. MTA, however, refused to comply with the negotiation and arbitration provisions under the Act claiming that it still retains a rural exemption. We filed a complaint with the RCA to resolve this dispute, and the RCA conducted a public hearing on the matter on October 20, 2004. On February 22, 2005, the RCA released a ruling that MTA's rural exemption for the areas served by MTA Vision, Inc. had been lifted and that we may negotiate and arbitrate interconnection with MTA. We tendered a new interconnection request to MTA on February 25, 2005 and are proceeding with such negotiations. In the event negotiations are unsuccessful, an arbitration will be requested which must be completed under the provisions of the 1996 Telecom Act by November 25, 2005. Following the entry into an Interconnection Agreement by arbitration, we intend to commence local service entry into the Mat-Su Valley during 2007.

        We expect further competition in the marketplaces we serve as other companies may receive certifications. We expect further competition in business customer telephone access, Internet access, DSL and Private Line markets.

        We continue to offer local exchange services to substantially all consumers in the Anchorage, Juneau and Fairbanks service areas, primarily through our own facilities and unbundled local loops leased from ACS.

        Our local services sales efforts continue to focus on increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature up-sale opportunities. We sell our local services through telemarketing, direct mail advertising, up selling by our customer service personnel, and door-to-door selling.

        You should see "—Regulation, Franchise Authorizations and Tariffs—Communications Operations" for more information.

Internet Services

        Industry.    The Internet continues to expand at a significant rate. The Internet Systems Consortium reports that, worldwide, approximately 285 million web sites were hosted at the end of July 2004, an increase of 22% from 233 million at the end of January 2004. Jupiter Research reports that the percent of U.S. households with a computer grew from 71.1 million in 2001 to a projected 80.8 million in 2004, which represents approximately 73% of U.S. households. Nielsen//NetRatings reports that an estimated 197.8 million Internet users existed in the U.S. in November 2004, representing approximately 66.8% of the total U.S. population.

        For the first time broadband Internet service users exceed dial-up users. As of July 2004, an estimated 49% of U. S. Internet connected households were reported by Nielsen//NetRatings to access the Internet using dial-up modems. Growth in the proportion of households accessing the Internet with broadband connections continues, but at a slower rate as compared to 2003. We believe high-speed Internet access will likely become the dominant access method for residential Internet users as broadband becomes more widely available, more flexibly priced, and as new kinds of entertainment, content and services emerge.

        The FCC reported that high-speed lines (those that provide services at speeds exceeding 200 kbps in at least one direction) connecting homes and businesses to the Internet in the U.S. increased by 15% during the first half of 2004, from 28.2 million to 32.5 million lines, compared to a 20% increase, from 23.5 million to 28.2 million lines, during the second half of 2003. Approximately 30.1 million of the 32.5 million total lines served residential and small business subscribers, a 16% increase from the 26.0 million lines reported six months earlier.

        The FCC further reported that of the 32.5 million high-speed lines, 23.5 million provided advanced services, i.e., services at speeds exceeding 200 kbps in both directions. Advanced services lines increased 15% from 20.3 million lines to 23.5 million lines during the first half of 2004. Approximately 21.2 million of the 23.5 million advanced services lines served residential and small business subscribers.

        Cable modem Internet access continues to be the primary means of accessing the Internet in the United States over broadband networks. Industry analysts believe that a cable network upgrade is more efficient than is a DSL network upgrade, largely because of the individual local loops that must be provisioned for DSL, with central office proximity a severe mitigating factor. In contrast, cable networks are upgraded into smaller discrete nodes. Less costly and more efficient upgrades required for cable modem usage lead to greater scalability. Analysts believe that cable operators have more incentive to upgrade networks and have potentially higher returns due to the potential for new sources of revenue from digital cable, telephony and other products that are made possible from such upgrades.

        DSL is the most significant broadband competitor to cable modem service, with an estimated 11.4 million U.S. subscribers through June 2004 according to FCC reports. High-speed asymmetric DSL lines in service increased by 20% during the first half of 2004. Cable's offering of high-speed Internet access was reported by the FCC to have experienced customer growth of 13% during the first six months of 2004. The FCC reports that U.S. cable modem subscribers totaled an estimated 18.6 million through June 2004. In-Stat reports that there were 42 million worldwide cable modem users at the end of 2004, up from a total of 31 million at the end of 2003.

        The FCC reports that high-speed connections to end users by means of satellite or terrestrial wireless technologies increased by 15% in the U.S. during the first half of 2004, accounting for approximately 1.1 million connections at the end of June 2004.

        Industry analysts believe that broadband deployment will continue to bring valuable new services to consumers and advance many other objectives, such as improving education advancing economic opportunities. With an estimated 74 million basic cable households in the United States and an estimated 81 million households owning a computer, broadband cable Internet access growth is expected to continue as new advanced services are deployed.

        On December 3, 2004 President Bush signed into law a three-year moratorium on Internet access taxes. The law extends a ban on Internet taxes that expired on November 1, 2003. Analysts believe that keeping the Internet free of such taxes will create an environment for innovation and will ensure that electronic commerce will remain a vital and growing part of the economy of the United States.

        See "—Regulation, Franchise Authorizations and Tariffs—Internet Services" for more information.

        General.    Our Internet services division entered the Internet services market in 1998, providing retail services to residential, commercial, and government users and providing wholesale carrier services to other ISPs. We were the first provider in Anchorage to offer commercially available DSL products.

        Products.    We primarily offer three types of Internet access for residential use: dial-up, fixed wireless and high-speed cable modem Internet access. Our residential high-speed cable modem Internet service offers up to 4 Mbps access speeds as compared with up to 56 kbps access through standard copper wire dial-up modem access. Our fixed wireless product is available in 129 communities with plans to expand to 13 more in 2005. Three distinct products are offered; 56 kbps, 256 kbps, and 256 kbps for multiple computers. We provide 24-hour customer service and technical support via telephone or online. An entry-level cable modem service also offers free data transfer up to one gigabyte per month at a rate of 64 Kbps and can be connected 24-hours-a-day, 365-days-a-year, allowing for real-time information and e-mail access. This product acts as a dialup replacement and upgrade since it is always connected and provides more efficient data transfer. Cable modems use our coaxial cable plant that provides cable television service, instead of the traditional ILEC copper wire. Coaxial cable has a much greater carrying capacity than telephone copper wire and can be used to simultaneously deliver both cable television (analog or digital) and Internet access services.

        At the end of 2003 we launched an initiative to increase the speed of our entry level broadband cable modem level service from 512 kbps to 1 mbps for new and current customers in Anchorage, Kenai/Soldotna and the Mat-Su Valley. The initiative was completed in September 2004. This new service level was available in Fairbanks in December of 2004 and Juneau in January 2005. Additional cable modem service packages tailored to high-use residential and commercial Internet users are also available.

        We currently offer several Internet service packages for commercial use: dial-up access, DSL, T-1 and fractional T-1 leased line, frame relay, multi-megabit and high-speed cable modem Internet access. Our business high-speed cable modem Internet service offers access speeds ranging from 512 kbps to 2.4 Mbps, free monthly data transfers of up to 30 gigabytes and free 24-hour customer service and technical support. Our DSL offering can support speeds of up to 1.5 mbps over the same copper line used for phone service. Business services also include a personalized web page, domain name services, and e-mail.

        We also provide dedicated access Internet service to commercial and public organizations in Alaska. We offer a premium service and currently support many of the largest organizations in the state such as Conoco Phillips Alaska, the State of Alaska and the Anchorage School District. We have hundreds of other enterprise customers, both large and small, using this service.

        Bandwidth is made available to our Internet segment through our AULP undersea fiber cable systems and our Galaxy XR transponders. Our Internet offerings are coupled with our long-distance, cable television, and local services offerings and provide free basic Internet services (both dialup and cable modem access) if certain plans are selected. Value-added Internet features are available for additional charges.

        We provide Internet access for schools and health organizations using a platform including many of the latest advancements in technology. Services are delivered through a locally available circuit, our existing lines, and/or satellite earth stations.

        Facilities.    The Internet is an interconnected global public computer network of tens of thousands of packet-switched networks using the Internet protocol. The Internet is effectively a network of networks routing data throughout the world. We provide access to the Internet using a platform that includes many of the latest advancements in technology. The physical platform is concentrated in Anchorage and is extended into many remote areas of the state. Our Internet platform includes the following:

  •
  Our Anchorage facilities are connected to multiple Internet access points in Seattle through multiple, diversely routed networks.

  •
  We use multiple routers on each end of the circuits to control the flow of data and to provide resiliency.

  •
  Our Anchorage facility consists of routers, a bank of servers that perform support and application functions, database servers providing authentication and user demographic data, layer 2 gigabit switch fabrics for intercommunications and broadband services (cable modem, wireless and DSL), and access servers for dial-in users.

  •
  SchoolAccess™ Internet service delivery to over 210 schools in rural Alaska and 30 schools in Montana, New Mexico and Arizona is accomplished by three variations on primary delivery systems:

  •
  In communities where we have terrestrial interconnects or provide existing service over regional earth stations, we have configured intermediate distribution facilities. Schools that are within these service boundaries are connected locally to one of those facilities.

  •
  In communities where we have extended communications services via our DAMA earth station program, SchoolAccess™ is provided via a satellite circuit to an intermediate distribution facility at the Eagle River Earth Station.

    •
    In communities or remote locations where we have not extended communications services, SchoolAccess™ is provided via a dedicated (usually on premise) DAMA VSAT satellite station. The DAMA connects to an intermediate distribution facility located in Anchorage.

        Dedicated Internet access is delivered to a router located at the service point. Our Internet management platform constantly monitors this router and continual communications are maintained with all of the core and distribution routers in the network. The availability and quality of service, as well as statistical information on traffic loading, are continuously monitored for quality assurance. The management platform has the capability to remotely access routers, servers and layer 2 switches, permitting changes in configuration without the need to physically be at the service point. This management platform allows us to offer outsourced network monitoring and management services to commercial businesses. Many of the largest commercial networks in the state of Alaska use this service, including the state government.

        GCI.net offers a unique combination of innovative network design and aggressive performance management. Our Internet platform has received a certification that places it in the top one percent of all service providers worldwide and is the only ISP in Alaska with such a designation. We operate and maintain what we believe is the largest, most reliable, and highest performance Internet network in the State of Alaska.

        Customers.    We had approximately 101,600, 95,700 and 89,500 total active residential and commercial Internet subscribers at December 31, 2004, 2003 and 2002, respectively. Included in these totals were approximately 65,500, 46,000 and 36,200 active residential and commercial cable modem Internet subscribers at December 31, 2004, 2003 and 2002, respectively. Revenues derived from Internet services totaled $26.0 million, $19.8 million and $15.6 million, in 2004, 2003 and 2002, respectively, representing approximately 6.1%, 5.1% and 4.2% of our total revenues in 2004, 2003 and 2002, respectively.

        Our Internet services sales efforts are primarily directed toward increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature upsale opportunities. We sell our Internet services through telemarketing, direct mail advertising, door-to-door selling, up selling by our customer service and technical support personnel, and local media advertising.

        Competition.    The Internet industry is highly competitive, rapidly evolving and subject to constant technological change. Competition is based upon price and pricing plans, service packages, the types of services offered, the technologies used, customer service, billing services, perceived quality, reliability and availability. As of December 31, 2004, we competed with more than eight Alaska based Internet providers, and competed with other domestic, non-Alaska based providers that provide national service coverage. Several of the providers have substantially greater financial, technical and marketing resources than we do.

        ACS and other Alaska telephone service providers are providing competitive high-speed DSL services over their telephone lines in direct competition with our high-speed cable modem service. DBS providers and others provide wireless high speed Internet service in competition with our high-speed cable modem services. Competitive local fixed wireless providers are providing service in certain of our markets.

        Niche providers in the industry, both local and national, compete with certain of our Internet service products, such as web hosting, list services and email.

Marketing and Sales

        Our marketing and sales strategy hinges on our ability to leverage (i) our unique position as an integrated provider of multiple communications, Internet and cable services, (ii) our well-recognized and respected brand name in the Alaskan marketplace and (iii) our leading market positions in long-distance, Internet and cable television services. By continuing to pursue a marketing strategy that takes advantage of these characteristics, we believe we can increase our residential and commercial customer market penetration and retention rates, increase our share of our customers' aggregate voice, video and data services expenditures and achieve continued growth in revenues and operating cash flow.

Environmental Regulations

        We may undertake activities that, under certain circumstances may affect the environment. Accordingly, they are subject to federal, state, and local regulations designed to preserve or protect the environment. The FCC, the Bureau of Land Management, the United States Forest Service, and the National Park Service are required by the National Environmental Policy Act of 1969 to consider the environmental impact before the commencement of facility construction.

        We believe that compliance with such regulations has had no material effect on our consolidated operations. The principal effect of our facilities on the environment would be in the form of construction of facilities and networks at various locations in Alaska and between Alaska, Seattle, Washington, and Warrenton, Oregon. Our facilities have been constructed in accordance with federal, state and local building codes and zoning regulations whenever and wherever applicable. Some facilities may be on lands that may be subject to state and federal wetland regulation.

        Uncertainty as to the applicability of environmental regulations is caused in major part by the federal government's decision to consider a change in the definition of wetlands. Most of our facilities are on leased property, and, with respect to all of these facilities, we are unaware of any violations of lease terms or federal, state or local regulations pertaining to preservation or protection of the environment.

        Our Alaska United projects consist, in part, of deploying land-based and undersea fiber optic cable facilities between Anchorage, Juneau, Seward, Valdez, and Whittier, Alaska, Seattle, Washington, and Warrenton, Oregon. The engineered routes pass over wetlands and other environmentally sensitive areas. We believe our construction methods used for buried cable have a minimal impact on the environment. The agencies, among others, that are involved in permitting and oversight of our cable deployment efforts are the United States Army Corps of Engineers, The National Marine Fisheries Service, United States Fish & Wildlife, United States Coast Guard, National Oceanic and Atmospheric Administration, Alaska Department of Natural Resources, and the Alaska Office of the Governor-Governmental Coordination. We are unaware of any violations of federal, state or local regulations or permits pertaining to preservation or protection of the environment.

        In the course of operating the cable television and communications systems, we have used various materials defined as hazardous by applicable governmental regulations. These materials have been used for insect repellent, paint used to mark the location of our facilities, and pole treatment, and as heating fuel, transformer oil, cable cleaner, batteries, diesel fuel, and in various other ways in the operation of those systems. We do not believe that these materials, when used in accordance with manufacturer instructions, pose an unreasonable hazard to those who use them or to the environment.

Patents, Trademarks and Licenses

        We do not hold patents, franchises or concessions for communications services or local access services. We do hold registered service marks for the Digistar™ logo and letters GCI™, and for the term SchoolAccess™. The Communications Act of 1934 gives the FCC the authority to license and regulate the use of the electromagnetic spectrum for radio communications. We hold licenses through our long-distance services industry segment for our satellite and microwave transmission facilities for provision of long-distance services.

        We acquired a license for use of a 30-MHz block of spectrum for providing PCS services in Alaska. We are required by the FCC to provide adequate broadband PCS service to at least two-thirds of the population in our licensed areas within 10 years of being licensed. The PCS license has an initial duration of 10 years. At the end of the license period, a renewal application must be filed. We believe renewal will generally be granted on a routine basis upon showing of compliance with FCC regulations and continuing service to the public. Licenses may be revoked and license renewal applications may be denied for cause. We expect to renew the PCS license for an additional 10-year term under FCC rules.

        We acquired a LMDS license in 1998 for use of a 150-MHz block of spectrum in the 28 GHz Ka-band for providing wireless services. The LMDS license has an initial duration of 10 years. Within 10 years, licensees will be required to provide "substantial service" in their service regions. Our operations may require additional licenses in the future.

        Earth stations are licensed generally for 15 years. The FCC also issues a single blanket license for a large number of technically identical earth stations (e.g., VSATs).

Regulation, Franchise Authorizations and Tariffs

        The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state, and local regulation and legislation affecting our businesses. Other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which these industries operate. We cannot predict at this time the outcome of these proceedings and legislation, their impact on the industries in which we operate, or their impact on us.

  Communications Operations

        General.    We are subject to regulation by the FCC and by the RCA as a non-dominant provider of long-distance services. We file tariffs with the FCC for interstate access and operator services, and limited international long-distance services, subject to the FCC's mandatory detariffing policies, and with the RCA for intrastate service. Such tariffs routinely become effective without intervention by the FCC, RCA or other third parties since we are a non-dominant carrier. Military franchise requirements also affect our ability to provide communications and cable television services to military bases.

        The 1996 Telecom Act preempts state statutes and regulations that restrict the provision of competitive local communications services. State commissions can, however, impose reasonable terms and conditions upon the provision of communications services within their respective states. Because we are authorized to offer local access services, we are regulated as a CLEC by the RCA. In addition, we are subject to other regulatory requirements, including certain requirements imposed by the 1996 Telecom Act on all LECs, which requirements include permitting resale of LEC services, local number portability, dialing parity, and reciprocal compensation.

        As a PCS and LMDS licensee, we are subject to regulation by the FCC, and must comply with certain build-out and other conditions of the license, as well as with the FCC's regulations governing the PCS and LMDS services (described above). On a more limited basis, we may be subject to certain regulatory oversight by the RCA (e.g., in the areas of consumer protection), although states are not permitted to regulate the rates or entry of PCS, LMDS and other commercial wireless service providers. PCS and LMDS licensees may also be subject to regulatory requirements of local jurisdictions pertaining to, among other things, the location of tower facilities.

        Rural Exemption.    ACS, through subsidiary companies, provides local telephone services in Fairbanks and Juneau, Alaska. These ACS subsidiaries were classified as Rural Telephone Companies under the 1996 Telecom Act, which entitled them to an exemption of certain material interconnection terms of the 1996 Telecom Act, until and unless such "rural exemption" were examined and discontinued by the RCA. On October 11, 1999, the RCA issued an order terminating rural exemptions for the ACS subsidiaries operating in the Fairbanks and Juneau markets so that we could compete with these companies in the provision of local telephone service pursuant to the terms of Section 251(c) of the 1996 Telecom Act. These rural exemptions limited the obligation of the ILECs in these markets to provide us with access to unbundled network elements at rates under the pricing standard established by the FCC. ACS appealed these decisions.

        On December 12, 2003, the Alaska Supreme Court issued a decision in which it reversed the RCA's rural exemption decision on the procedural ground that the competitor, not the incumbent, must shoulder the burden of proof. The Court remanded the matter to the RCA for reconsideration with the burden of proof assigned to us. In accordance with the Court's ruling, the RCA re-opened the rural exemption dockets and scheduled a hearing to take place on April 19, 2004. On April 18, 2004, we and ACS entered into a comprehensive settlement that, in part, included a relinquishment by ACS of its rural exemption for Juneau and Fairbanks. In accordance with the settlement, the parties moved the RCA for a dismissal of the rural exemption inquiry, which the Commission granted on April 21, 2004.

        By letter, submitted to the RCA, on January 12, 2004, we made a bona fide request for interconnection for the purposes of local access competition with MTA, under the provisions of the 1996 Telecom Act. We submitted this request to MTA on the grounds that it waived its rural exemption under the terms of Section 251(f)(1)(C) when it launched its new video service through its wholly owned subsidiary MTA Vision, Inc. in competition with our cable television service. MTA, however, refused to comply with the negotiation and arbitration provisions under the Act claiming that it still retains a rural exemption. We filed a complaint with the RCA to resolve this dispute, and the RCA conducted a public hearing on the matter on October 20, 2004. On February 2, 2005, the RCA ruled that MTA's rural exemption for the areas served by MTA Vision, Inc. had been lifted and that we may negotiate and arbitrate interconnection with MTA. We are proceeding with such negotiations.

        Access Fees.    The FCC regulates the fees that local telephone companies charge long-distance companies for access to their local networks. In 2001, the FCC adopted a plan to restructure access charges for rate-of-return regulated carriers, which has the effect of shifting certain charges from IXCs to end users. The FCC is continuing to monitor the access charge regime and is considering other proposals that would restructure and could reduce access charges. Changes in the access charge structure or the introduction of new technologies that are not subject to the access charge structure could fundamentally change the economics of some aspects of our business.

        Carriers also pay fees for transport services in and out of Alaska. To the extent these services were offered by AT&T Alascom, they were previously subject to tariffed rates filed at the FCC. As of January 22, 2005 and for a five-year period, the rates for such services offered by and to any provider are governed by federal legislation effective December 8, 2004.

        Access to Unbundled Network Elements.    On March 2, 2004, the Court issued a decision affirming in part, vacating in part, and remanding in part the FCC's Triennial Review Order, in which the FCC reviewed its regulations governing access that ILECs must make available to competitors to unbundled network elements pursuant to Section 251(c) of the 1996 Telecom Act. On February 4, 2005, the FCC issued its Order responding to the Court's remand. Though the FCC adopted new standards that generally curb access to certain ILEC high capacity loop and transport facilities, we do not believe that any of these standards are met for the markets we serve. The FCC also eliminated access to mass market switching, which we self-provision and have generally not relied on stand-alone access to this network element. The outcome of either requests for reconsideration to the FCC or further court appeals could result in a change in our cost of serving new and existing markets via the facilities of the ILEC or via wholesale offerings. The ability to obtain unbundled network elements is an important element of our local exchange and exchange access services business, and we believe that the FCC's actions in this area have generally been positive. However, we cannot predict the extent to which the existing rules will be sustained in the face of additional legal action and the scope of any further rules that are yet to be determined by the FCC.

        The FCC has pending a notice of proposed rulemaking in which it is currently reviewing its pricing standard that governs the rates ILECs may charge competitors for access to unbundled network elements. The outcome of this regulatory proceeding could result in a change in our cost of serving new and existing markets via the facilities of the ILEC or via wholesale offerings. Recurring and non-recurring charges for telephone lines and other unbundled network elements may increase based on the rates proposed by the ILECs and approved by the RCA from time to time, which could have an adverse effect on our financial position, results of operations or liquidity.

        An arbitration proceeding to revise the interconnection agreement with ACS for the Anchorage service area went to hearing before the RCA, such hearing ending November 13, 2003. On June 25, 2004, the RCA issued a comprehensive decision setting forth new rates for unbundled network elements, resale, and terms and conditions for interconnection in the Anchorage arbitration. Significantly, the RCA raised the loop rate in Anchorage to $19.15 but subsequently reduced the loop rate on reconsideration to $18.64. The RCA also issued other various arbitration rulings adverse to us, including adopting ACS' non-recurring and collocation cost models. On December 7, 2004, the Commission issued a final order approving an interconnection agreement. We have appealed various of the Commission's arbitration rulings.

        Critics continue to ask Congress to modify, if not altogether rework, the 1996 Telecom Act, citing the level of competition in the local phone and broadband sectors. There is a lack of consensus on what changes are needed, however, or who is to blame for the 1996 Telecom Act's perceived failures. Loosened regulations on ILECs that control bottleneck facilities could diminish CLEC local phone competition.

        Universal Service.    We have qualified under FCC regulations as a competitive "eligible telecom carrier," or ETC, with respect to our provision of local telephone service in Anchorage, Fairbanks, and Juneau. ETCs are entitled to receive subsidies paid by the Universal Service Fund. If we do not continue to qualify for this status in Anchorage, Fairbanks and/or Juneau, or if we do not qualify for this status in other rural areas where we propose to offer new services, we would not receive this subsidy and our net cost of providing local telephone services in these areas would be materially adversely affected.

        In addition, the FCC had previously referred issues concerning the designation of ETCs, portability of support, and the basis for calculating support to a Federal-State Joint Board on Universal Service. On February 27, 2004, the Joint Board issued a recommendation, and the FCC has reported that on February 25, 2005, it adopted, among other things, minimum requirements to guide ETC designations. We do not believe that the adopted changes, as reported, will have a material effect on our operations. We cannot predict any further changes that may be adopted, but future regulatory action or court appeals could affect the subsidy and result in a change in our net costs of providing local telephone services in new and existing markets.

        Local Regulation.    We may be required to obtain local permits for street opening and construction permits to install and expand our networks. Local zoning authorities often regulate our use of towers for microwave and other communications sites. We also are subject to general regulations concerning building codes and local licensing. The 1996 Telecom Act requires that fees charged to communications carriers be applied in a competitively neutral manner, but there can be no assurance that ILECs and others with whom we will be competing will bear costs similar to those we will bear in this regard.

  Cable Services Operations

        General.    The FCC has adopted rules that will require cable operators to carry the digital signals of broadcast television stations. However, the FCC has decided that cable operators should not be required to carry both the analog and digital services of broadcast television stations while broadcasters are transitioning from analog to digital transmission. Carrying both the analog and digital services of broadcast television stations would consume additional cable capacity. As a result, a requirement to carry both analog and digital services of broadcast television stations could require the removal of other programming services. Should the FCC mandate dual carriage, we will carry the broadcast signals in both analog and digital formats.

        Subscriber Rates.    In Alaska, the RCA is the local franchising authority certified to regulate basic cable rates. Under state law, however, the cable television service is exempt from regulation unless subscribers petition the state commission for regulation under the procedures set forth in AS 42.05.712. At present, the only community where regulation of the basic rate occurs is Juneau.

        FCC regulations govern rates that may be charged to subscribers for regulated services. The FCC uses a benchmark methodology as the principal method of regulating rates. Cable operators are also permitted to justify rates using a cost-of-service methodology, which contains a rebuttable presumption of an industry-wide 11.25% rate of return on an operator's allowable rate base. Cost-of-service regulation is a traditional form of rate regulation, under which a company is allowed to recover its costs of providing the regulated service, plus a reasonable profit. Franchising authorities are empowered to regulate the rates charged for monthly basic service, for additional outlets and for the installation, lease and sale of equipment used by subscribers to receive the basic cable service tier, such as converter boxes and remote control units. The FCC's rules require franchising authorities to regulate these rates based on actual cost plus a reasonable profit, as defined by the FCC. Cable operators required to reduce rates may also be required to refund overcharges with interest. The FCC has also adopted comprehensive and restrictive regulations allowing operators to modify their regulated rates on a quarterly or annual basis using various methodologies that account for changes in the number of regulated channels, inflation and increases in certain external costs, such as franchise and other governmental fees, copyright and retransmission consent fees, taxes, programming fees and franchise-related obligations. We cannot predict whether the FCC will modify these "going forward" regulations in the future.

        Cable System Delivery of Internet Service.    Although there is at present no significant federal regulation of cable system delivery of Internet services, and the FCC has issued several reports finding no immediate need to impose such regulation, this situation may change as cable systems expand their broadband delivery of Internet services and as a result of legislative, regulatory and judicial developments.

        In particular, proposals have been advanced at the FCC and Congress that would require cable operators to provide access to unaffiliated Internet service providers and online service providers.

        In an October 6, 2003 decision, the United States Court of Appeals for the Ninth Circuit reversed an FCC decision defining high-speed Internet over cable as an "information service" not subject to local cable-franchise fees, like cable service is, or any explicit requirements for "open access," as telecommunications service is. If Internet access requirements are imposed on cable operators, it could burden the capacity of cable systems and complicate our own plans for providing expanded Internet access services. These access obligations could adversely affect our financial position, results of operations or liquidity. The decision is on appeal to the Supreme Court, which is scheduled to hear oral arguments in the case on March 29, 2005.

        Must Carry/Retransmission Consent.    The 1992 Cable Act contains broadcast signal carriage requirements that allow local commercial television broadcast stations to elect once every three years to require a cable system to carry the station, subject to certain exceptions, or to negotiate for "retransmission consent" to carry the station.

        The FCC decided against imposition of dual digital and analog must carry in a January 2001 ruling. The ruling resolved a number of technical and legal matters, and clarified that a digital-only television station, commercial or non-commercial, can immediately assert its right to carriage on a local cable system. The FCC also said that a television station that returns its analog spectrum and converts to digital operations must be carried by local cable systems. At the same time, however, it initiated further fact gathering that ultimately could lead to a reconsideration of the conclusion. Further, on February 23, 2005, the FCC released its order affirming its decisions not to impose a dual carriage requirement on cable operators and not to require cable operators to carry more than a single digital programming stream from any particular broadcaster.

        Satellite Home Viewer Improvement Act.    A major change introduced by the SHVIA was a "local into local" provision allowing satellite carriers, for the first time, to retransmit the signals of local television stations by satellite back to viewers in their local markets. The intent was to promote multichannel video competition by removing the prohibition on satellite retransmission of local signals, which cable operators already offered to their subscribers under the must-carry/retransmission consent scheme of regulation described above. Congress has reauthorized this Act through December 31, 2009, and we do not believe that changes to the requirements will have a material effect on our operations.

        Access to Programming.    To spur the development of independent cable programmers and competition to incumbent cable operators, the 1992 Cable Act imposed restrictions on the dealings between cable operators and cable programmers. The Act precludes video programmers affiliated with cable companies from favoring their cable operators over new competitors and requires such programmers to sell their programming to other multichannel video distributors. The current prohibition extends until October 5, 2007.

        Franchise Procedures.    The 1984 Cable Act contains renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. The 1992 Cable Act made several changes to the renewal process that could make it easier for a franchising authority to deny renewal. Moreover, even if the franchise is renewed, the franchising authority may seek to impose new and more onerous requirements such as significant upgrades in facilities and services or increased franchise fees as a condition of renewal. Similarly, if a franchising authority's consent is required for the purchase or sale of a cable system or franchise, such authority may attempt to impose more burdensome or onerous franchise requirements in connection with a request for such consent. Historically, franchises have been renewed for cable operators that have provided satisfactory services and have complied with the terms of their franchises. We believe that we have generally met the terms of our franchises and have provided quality levels of service. Furthermore, our franchises are issued by the state public utility commission (the RCA) and do not require periodic renewal.

        Various courts have considered whether franchising authorities have the legal right to limit the number of franchises awarded within a community and to impose certain substantive franchise requirements (e.g. access channels, universal service and other technical requirements). These decisions have been inconsistent and, until the United States Supreme Court rules definitively on the scope of cable operators' First Amendment protections, the legality of the franchising process generally and of various specific franchise requirements is likely to be in a state of flux.

        Pole Attachment.    The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. This formula governs the maximum rate certain utilities may charge for attachments to their poles and conduit by companies providing communications services, including cable operators.

        The RCA has largely retained the existing pole attachment formula that has been in state regulation since 1987. This formula could be subject to further revisions upon petition to the RCA. We cannot predict at this time the outcome of any such proceedings.

        Copyright.    Cable television systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their revenues to a federal copyright royalty pool that varies depending on the size of the system, the number of distant broadcast television signals carried, and the location of the cable system, cable operators can obtain blanket permission to retransmit copyrighted material included in broadcast signals. The United States Copyright Office adopted an industry agreement providing for an increase in the copyright royalty rates. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative review and could adversely affect our ability to obtain desired broadcast programming. We cannot predict the outcome of this legislative activity. Copyright clearances for nonbroadcast programming services are arranged through private negotiations.

        Cable operators distribute locally originated programming and advertising that use music controlled by the two principal major music performing rights organizations, the American Society of Composers, Authors and Publishers and Broadcast Music, Inc. The cable industry has had a long series of negotiations and adjudications with both organizations. Although we cannot predict the ultimate outcome of these industry proceedings or the amount of any license fees we may be required to pay for past and future use of association-controlled music, we do not believe such license fees will be significant to our business and operations.

        Other Statutory and FCC Provisions.    The Communications Act includes provisions, among others, concerning customer service, subscriber privacy, marketing practices, equal employment opportunity, regulation of technical standards and equipment compatibility.

        The FCC has various rulemaking proceedings pending implementing the 1996 Telecom Act; it also has adopted regulations implementing various provisions of the 1992 Cable Act and the 1996 Telecom Act that are the subject of petitions requesting reconsideration of various aspects of its rulemaking proceedings. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

        Other Regulations of the FCC.    The FCC has previously initiated an inquiry to determine whether the cable industry's future provision of interactive services should be subject to regulations ensuring equal access and competition among service vendors. The inquiry is another indication of regulatory concern regarding control over cable capacity. In addition, other bills and administrative proposals pertaining to cable communications are introduced in Congress from time to time or have been considered by other governmental bodies over the past several years. It is possible that Congress and other governmental bodies will make further attempts to regulate cable communications services.

        State and Local Regulation.    Because our cable communications systems use local streets and rights-of-way, our systems are subject to state and local regulation. Cable communications systems generally are operated pursuant to franchises, permits or licenses granted by a municipality or other state or local government entity. In Alaska, the RCA is the franchising authority for the state. We provide cable television service throughout Alaska pursuant to various certificates of authority issued by the RCA. These certificates are not subject to terms of renewal and continue in effect until and unless the state commission were to seek to modify or revoke them for good cause.

  Internet Operations

        General.    With significant growth in Internet activity and commerce over the past several years the FCC and other regulatory bodies have been challenged to develop new models that allow them to achieve the public policy goals of competition and universal service. Many aspects of regulation and coordination of Internet activities and traffic are evolving and are facing unclear regulatory futures.

Changes in regulations and in the regulatory environment, including changes that affect communications costs or increase competition from ILECs or other communications services providers, could adversely affect the prices at which we sell ISP services.

        Internet Governance and Standards.    There is no one entity or organization that governs the Internet. Each facilities-based network provider that is interconnected with the global Internet controls operational aspects of their own network. Certain functions, such as IP addressing, domain name routing and the definition of the TCP/IP protocol, are coordinated by an array of quasi-governmental, intergovernmental, and non-governmental bodies.

        The legal authority of any of these bodies is unclear. Most of the underlying architecture of the Internet was developed under the auspices, directly or indirectly, of the United States government. The government has not, however, defined whether it retains authority over Internet management functions, or whether these responsibilities have been delegated to the private sector.

        1996 Telecom Act.    The 1996 Telecom Act provides little direct guidance as to whether the FCC has authority to regulate Internet-based services.

        Given the absence of clear statutory guidance, the FCC must determine whether it has the authority or the obligation to exercise regulatory jurisdiction over specific Internet-based activities, or to decline from doing so under the appropriate standards.

        FCC Regulations.    The FCC does not regulate the prices charged by ISPs or Internet backbone providers. However, the vast majority of users connect to the Internet over facilities of existing communications carriers. Those communications carriers are subject to varying levels of regulation at both the federal and the state level. Thus, regulatory decisions exercise a significant influence over the economics of the Internet market. There are pending complaints and proceedings at the FCC that may affect access charges, compensation and other aspects of Internet service, and we cannot predict the effect or outcome of such proceedings. The FCC has somewhat clarified VoIP regulation by determining that it is not subject to local regional commission oversight.

Financial Information about our Foreign and Domestic Operations and Export Sales

        Although we have several agreements to help originate and terminate international toll traffic, we do not have foreign operations or export sales. We conduct our operations throughout the western contiguous United States and Alaska and believe that any subdivision of our operations into distinct geographic areas would not be meaningful. Revenues associated with international toll traffic were $2.9 million, $2.9 million and $3.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Seasonality

        Our long-distance and commercial cable television revenues have historically been highest in the summer months because of temporary population increases attributable to tourism and increased seasonal economic activity such as construction, commercial fishing, and oil and gas activities. Our residential cable television and Internet revenues are higher in the winter months because consumers tend to watch more television and spend more time at home using the Internet during these months. Our local services do not exhibit significant seasonality, with the exception of SchoolAccess™ Internet services that are reduced during the summer months. Our ability to implement construction projects is also reduced during the winter months because of cold temperatures, snow and short daylight hours.

Customer-Sponsored Research

        We have not expended material amounts during the last three fiscal years on customer-sponsored research activities.

Backlog of Orders and Inventory

        As of December 31, 2004 and 2003, our long-distance services segment had a backlog of Private Line orders of approximately $74,000 and $271,000, respectively, which represents recurring monthly charges for Private Line and broadband services. As of December 31, 2004 and 2003, we had a backlog of equipment sales orders of approximately $468,000 and $745,000, respectively for services included in the All Other category described in note 12 to the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus. The decrease in backlogs as of December 31, 2004 can be attributed to a combination of decreased private line circuit orders pending at December 31, 2004 as compared to 2003 and faster completion of outstanding sales orders at December 31, 2004 as compared to 2003. We expect that all of the Private Line orders and equipment sales in backlog at the end of 2004 will be delivered during 2005.

Geographic Concentration and Alaska Economy

        We offer voice and data communications and video services to customers primarily in the State of Alaska. Because of this geographic concentration, growth of our business and operations depends upon economic conditions in Alaska. The economy of the State of Alaska is dependent upon natural resource industries, in particular oil production, as well as investment earnings (including earnings from the State of Alaska Permanent Fund), tourism, government, and United States military spending. Any deterioration in these markets could have an adverse impact on us. Oil revenues are the second largest source of state revenues, following funds from investment sources. The slow economic recovery in the contiguous lower 48 states appears to have dampened demand for services provided by our large common carrier customers. To the extent that these customers experience reduced demand for traffic destined for and originating in Alaska, it could adversely affect our common carrier traffic and associated revenues. See "Risk Factors—Risks Relating to Our Business and Operations—Our business is currently geographically concentrated in Alaska," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information about the effect of geographic concentration and the Alaska economy on us.

Employees

        We employed 1,345 persons as of January 31, 2005, and we are not party to union contracts with our employees. We believe our future success will depend upon our continued ability to attract and retain highly skilled and qualified employees. We believe that relations with our employees are satisfactory.

Other

        No material portion of our businesses is subject to renegotiation of profits or termination of contracts at the election of the federal government.

Properties

        General.    Our properties do not lend themselves to description by character or location of principal units. Our investment in property, plant and equipment in our consolidated operations consisted of the following at December 31, 2004:

	2004	2003
Telephone distribution systems	59.0%	53.5%
Cable television distribution systems	22.9%	24.9%
Support equipment	6.7%	7.1%
Property and equipment under capital leases	6.9%	7.9%
Construction in progress	3.0%	5.2%
Transportation equipment	0.9%	0.9%
Land and buildings	0.6%	0.5%

Total	100.0%	100.0%

        These properties are divided among our operating segments at December 31, 2004 as follows: long-distance services, 49.7%; cable services, 24.3%; local access services, 9.1%; Internet services, 6.0%; and all other, 10.9%.

        These properties consist primarily of switching equipment, satellite earth stations, fiber-optic networks, microwave radio and cable and wire facilities, cable head-end equipment, coaxial distribution networks, routers, servers, transportation equipment, computer equipment and general office equipment. Substantially all of our properties secure our senior secured credit facility. You should see note 7 to the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus for more information.

        Our construction in progress totaled $22.5 million at December 31, 2004, consisting of long-distance, cable, local and Internet services, and support systems projects that were incomplete at December 31, 2004. Our construction in progress totaled $33.6 million at December 31, 2003, consisting of $16.5 million for AULP West with the remainder consisting of long-distance, cable, local and Internet services, and support systems projects that were incomplete at December 31, 2003.

        Long-Distance Services.    We operate a modern, competitive communications network employing the latest digital transmission technology based upon fiber optic and digital microwave facilities within and between Anchorage, Fairbanks and Juneau, Alaska. Our network includes digital fiber optic cables linking Alaska to the contiguous lower 48 states and providing access to other carriers' networks for communications around the world. We use satellite transmission to remote areas of Alaska and for certain interstate and intrastate traffic, and to provide backup facilities for certain portions of our long-haul fiber networks.

        Our long-distance services segment owns properties and facilities including satellite earth stations, and distribution, transportation and office equipment. Additionally, in December 1992 we acquired capacity on an undersea fiber optic cable from Seward, Alaska to Pacific City, Oregon which was taken out of service in January 2004. See "—Historical Development of our Business During the Past Fiscal Year—Fiber System Taken out of Service" for more information. We completed construction of AULP East linking Alaska to Seattle, Washington in February 1999. In June 2004, we completed the construction of AULP West connecting Seward, Alaska and Warrenton, Oregon, with leased backhaul facilities to connect it to our switching and distribution centers in Anchorage, Alaska and Seattle, Washington.

        We entered into a purchase and lease-purchase option agreement in August 1995 for the acquisition of satellite transponders on the PanAmSat Galaxy XR satellite to meet our long-term satellite capacity requirements. We use the satellite transponders pursuant to a long-term capital lease arrangement with a leasing company. The purchase and lease-purchase option agreement provided for the interim lease of transponder capacity on the PanAmSat Galaxy IX satellite through the delivery of the purchased transponders on Galaxy XR in March 2000. See "—Historical Development of our Business During the Past Fiscal Year—Galaxy XR Satellite Propulsion System Failure" for more information.

        Effective June 30, 2001, we acquired, through Parent's issuance of preferred stock, a controlling interest in the corporation owning the 800-mile fiber optic cable system that extends from Prudhoe Bay, Alaska to Valdez, Alaska via Fairbanks.

        We lease our long-distance services industry segment's executive, corporate and administrative facilities in Anchorage, Fairbanks and Juneau, Alaska. Our operating, executive, corporate and administrative properties are in good condition. We consider our properties suitable and adequate for our present needs and they are being fully utilized.

        Cable Services.    The cable systems serve 35 communities and areas in Alaska including Anchorage, Fairbanks, the Mat-Su Valley, and Juneau, the state's four largest urban areas. As of December 31, 2004, the Cable Systems consisted of approximately 2,300 miles of installed cable plant having between 450 to 625 MHz of channel capacity. Our principal physical assets consist of cable television distribution plant and equipment, including signal receiving, encoding and decoding devices, headend reception facilities, distribution systems and customer drop equipment for each of our cable television systems.

        Our cable television plant and related equipment are generally attached to utility poles under pole rental agreements with local public utilities and telephone companies, and in certain locations are buried in underground ducts or trenches. We own or lease real property for signal reception sites and business offices in the communities served by our systems and for our principal executive offices.

        We own the receiving and distribution equipment of each system. In order to keep pace with technological advances, we are maintaining, periodically upgrading and rebuilding the physical components of our cable communications systems. Such properties are in good condition. We own all of our service vehicles. We consider our properties suitable and adequate for our present and anticipated future needs.

        Local Access Services.    We operate a modern, competitive local access communications network employing analog and the latest digital transmission technology based upon fiber optic facilities within Anchorage, Fairbanks and Juneau, Alaska. Our outside plant consists of connecting lines (aerial, underground and buried cable), the majority of which is on or under public roads, highways or streets, while the remainder is on or under private property. Central office equipment primarily consists of digital electronic switching equipment and circuit carrier transmission equipment. Operating equipment consists of motor vehicles and other equipment.

        Substantially all of our local access services' central office equipment, administrative and business offices, and customer service centers are in leased facilities. Such properties are in good condition. We consider our properties suitable and adequate for our present and anticipated future needs.

        Internet Services.    We operate a modern, competitive Internet network employing the latest available technology. We provide access to the Internet using a platform that includes many of the latest advancements in technology. The physical platform is concentrated in Anchorage and is extended into many remote areas of Alaska. Our Internet platform includes trunks connecting our Anchorage, Fairbanks, and Juneau facilities to Internet access points in Seattle through multiple, diversely routed upstream Internet networks, and various other routers, servers and support equipment.

        We lease our Internet services industry segment's operating facilities, located primarily in Anchorage. Such properties are in good condition. We consider our properties suitable and adequate for our present and anticipated future needs.

Capital Expenditures

        Capital expenditures consist primarily of (a) gross additions to property, plant and equipment having an estimated service life of one year or more, plus the incidental costs of preparing the asset for its intended use, and (b) gross additions to capitalized software.

        The total investment in property, plant and equipment has increased from $507.9 million at January 1, 2000 to $745.3 million at December 31, 2004, including construction in progress and not including deductions of accumulated depreciation. Significant additions to property, plant and equipment will be required in the future to meet the growing demand for communications, Internet and entertainment services and to continually modernize and improve such services to meet competitive demands.

        Our capital expenditures for 2000 through 2004 were as follows (in millions):

2000	$50.9
2001	$65.6
2002	$65.1
2003	$62.5
2004	$111.8

        We project capital expenditures of $80 million to $85 million for 2005. We have made purchase commitments totaling approximately $43 million at December 31, 2004. A majority of the expenditures are expected to expand, enhance and modernize our current networks, facilities and operating systems, and to develop other businesses.

        During 2004, we funded our normal business capital requirements substantially through internal sources and, to the extent necessary, from external financing sources. We expect expenditures for 2005 to be financed in the same manner.

Insurance

        We have insurance to cover risks incurred in the ordinary course of business, including general liability, property coverage, director and officers and employment practices liability, auto, crime, fiduciary, aviation, and business interruption insurance in amounts typical of similar operators in our industry and with reputable insurance providers. Central office equipment, buildings, furniture and fixtures and certain operating and other equipment are insured under a blanket property insurance program. This program provides substantial limits of coverage against "all risks" of loss including fire, windstorm, flood, earthquake and other perils not specifically excluded by the terms of the policies. As is typical in the communications industry, we are self-insured for damage or loss to certain of our transmission facilities, including our buried, under sea, and above-ground transmission lines. We self-insure with respect to employee health insurance and workers compensation, subject to stop-loss insurance with other parties that caps our liability at specified limits. We believe our insurance coverage is adequate, however if we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial results may be adversely affected.

Legal Proceedings

        Except as set forth above, neither Parent, its property nor any of its subsidiaries or their property is a party to or subject to any material pending legal proceedings. We are parties to various claims and pending litigation as part of the normal course of business. We are also involved in several administrative proceedings and filings with the FCC, Department of Labor and state regulatory authorities. In the opinion of management, the nature and disposition of these matters are considered routine and arising in the ordinary course of business. Management believes these matters would not have a materially adverse affect on our business or financial position, results of operations or liquidity.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. We do not hold derivatives for trading purposes.

        Our senior secured credit facility carries interest rate risk. Amounts borrowed under this agreement bear interest at Libor plus 2.25% or less depending upon our Total Leverage Ratio (as defined). Should the Libor rate change, our interest expense will increase or decrease accordingly. As of December 31, 2004, we have borrowed $121.2 million subject to interest rate risk. On this amount, a 1% increase in the interest rate would result in $1,212,000 in additional gross interest cost on an annualized basis. The interest rate swap agreement to convert $25.0 million of variable interest rate debt to 3.98% fixed rate debt plus applicable margin terminated on September 21, 2004.

        Our Satellite Transponder Capital Lease carries interest rate risk. Amounts borrowed under this Agreement bear interest at Libor plus 3.25%. Should the Libor rate change, our interest expense will increase or decrease accordingly. As of December 31, 2004, we have borrowed $38.7 million subject to interest rate risk. On this amount, a 1% increase in the interest rate would result in $387,000 in additional gross interest cost on an annualized basis.

MANAGEMENT

Directors and Executive Officers

        As of December 31, 2004, the board of Parent consisted of eight director positions, divided into three classes of directors serving staggered three-year terms. However, one of Parent's directors (Mr. Reinstadtler) has, for personal reasons unrelated to Parent, chosen not to be nominated for reelection at Parent's 2005 annual meeting. The board of Parent intends to reduce its size to seven directors, effective with his departure. As of December 31, 2004, the board of GCI, Inc. consisted of three director positions, the terms of which are not staggered. A director on the board of Parent or GCI, Inc. is elected at an annual meeting of shareholders and serves until the earlier of his or her resignation or removal, or his or her successor is elected and qualified.

        The executive officers of Parent and GCI, Inc. generally are appointed at their respective board's first meeting after each annual meeting of shareholders and serve at the discretion of the board.

        The following table sets forth certain information about the directors and executive officers of GCI, Inc. and Parent as of December 31, 2004.

Name	Age	Position
Donne F. Fisher	66	Chairman and Director of Parent
Ronald A. Duncan	52	President, Chief Executive Officer and Director of Parent and GCI, Inc.
John M. Lowber	55	Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Parent; Chief Financial Officer, Secretary, Treasurer and Director of GCI, Inc.
G. Wilson Hughes	59	Executive Vice President and General Manager of Parent and Vice President and Director of GCI, Inc.
William C. Behnke	47	Senior Vice President—Strategic Initiatives of Parent
Gina R. Borland	40	Vice President — General Manager, Local Services of Parent
Marsha E. Burns	52	Vice President—General Manager, Network Solutions of Parent
Martin E. Cary	40	Vice President—General Manager, Managed Broadband Services of Parent
Richard P. Dowling	61	Senior Vice President—Corporate Development of Parent
Paul E. Landes	46	Vice President—Marketing and Sales, Chief Marketing Officer of Parent
Terry J. Nidiffer	44	Vice President—General Manager, Internet Services of Parent
William R. Snell	55	Vice President—General Manager, Cable and Entertainment Services of Parent
Dana L. Tindall	43	Senior Vice President—Legal, Regulatory and Governmental Affairs of Parent
Richard D. Westlund	61	Vice President—General Manager, Long Distance and Wholesale Services of Parent
Stephen M. Brett	64	Director of Parent

Jerry A. Edgerton	62	Director of Parent
William P. Glasgow	46	Director of Parent
Stephen R. Mooney	45	Director of Parent
Stephen A. Reinstadtler	38	Director of Parent
James M. Schneider	52	Director of Parent

Classification of Parent's board is as follows: (1) Class I—Messrs. Edgerton and Reinstadtler, whose present terms expire at the time of Parent's 2005 annual meeting; (2) Class II—Messrs. Brett, Duncan and Mooney whose present terms expire at the time of Parent's 2006 annual meeting; and (3) Class III—Messrs. Fisher, Glasgow, and Schneider, whose present terms expire at the time of Parent's 2007 annual meeting.

        Donne F. Fisher.    Mr. Fisher has served as Chairman of the board of Parent since June 2002 and has served as a director on the board of Parent since 1980. Mr. Fisher had been a consultant to Tele-Communications, Inc. ("TCI") since January 1996, and a director of TCI from 1980 to March 1999 when TCI was acquired by AT&T From 1982 until 1996, he held various executive officer positions with TCI and its subsidiaries. Mr. Fisher had served on the board of directors of most of TCI's subsidiaries through the years. He currently serves on the boards of directors of, and on the compensation committees and the audit committees of, both Liberty Media Corporation and Liberty Media International, Inc. Since 1999 he has managed his personal assets.

        Ronald A. Duncan.    Mr. Duncan is a co-founder of Parent and has served as a director on the board of Parent since 1979 and as a director of GCI, Inc. since May 1997. Mr. Duncan has served as President and Chief Executive Officer of Parent since January 1, 1989 and has served as President and Chief Executive Officer of GCI, Inc. since May 1997. From 1979 through December 1988 he was Executive Vice President of Parent.

        John M. Lowber.    Mr. Lowber has served as Chief Financial Officer of Parent since January 1987, as Secretary and Treasurer of Parent since July 1988 and as Senior Vice President since December 1989. Mr. Lowber has served as Chief Financial Officer and as a director of GCI, Inc. since May 1997. He was Vice President—Administration of Parent from 1985 to December 1989. Prior to joining Parent, Mr. Lowber was a senior manager and certified public accountant at Peat Marwick Mitchell and Co. (presently named KPMG LLP).

        G. Wilson Hughes.    Mr. Hughes has served as Executive Vice President and General Manager of Parent since June 1991. Mr. Hughes has served as Vice President and as a director of GCI, Inc. since May 1997. He previously held engineering or management positions with Northern Air Cargo, Enserch, Ebasco, Frank Moolin and Associates and Alascom, Inc. Mr. Hughes has served as Chairman of the Anchorage Economic Development Corporation and the Alaska Industrial Development and Export Authority.

        William C. Behnke.    Mr. Behnke has served as Senior Vice President—Strategic Initiatives of Parent since January 2001 and, prior to that, had served as Senior Vice President—Marketing and Sales of Parent from January 1994. He was one of Parent's Vice Presidents and was President of GCI Network Systems, Inc., one of Parent's former subsidiaries, from February 1992 to January 1994. From June 1989 to February 1992, Mr. Behnke was one of Parent's Vice Presidents and General Manager of GCI Network Systems, Inc. From August 1984 to June 1989, he was Senior Vice President for TransAlaska Data Systems, Inc.

        Richard P. Dowling.    Mr. Dowling has served as Senior Vice President—Corporate Development of Parent since December 1990. He was Senior Vice President—Operations and Engineering of Parent from December 1989 to December 1990. From 1981 to December 1989, Mr. Dowling served as Vice President—Operations and Engineering of Parent.

        Dana L. Tindall.    Ms. Tindall has served as Senior Vice President—Legal, Regulatory, and Governmental Affairs of Parent since January 1994. She was Vice President—Regulatory Affairs of Parent from January 1991 to January 1994. From October 1989 through December 1990, Ms. Tindall was Director of Regulatory Affairs of Parent, and she served as Manager of Regulatory Affairs of Parent from 1985 to October 1989. In addition, Ms. Tindall was an adjunct professor of telecommunications economics at Alaska Pacific University from September through December 1995.

        Gina R. Borland.    Ms. Borland has served as Vice President-General Manager, Local Services of Parent since January 2001. Prior to that, she was a member of Parent's Corporate Development Department serving in various capacities generally involving business development from September 1996 through December 2000. She has been employed by Parent since 1988 serving in various capacities.

        Marsha E. Burns.    Ms. Burns has served as Vice President—General Manager, Network Solutions of Parent since 1998. From 1997 to 1998 she served as Vice President—Enterprise Services of Parent. Prior to joining Parent, Ms. Burns held several management positions with IBM.

        Martin E. Cary.    Mr. Cary has served as Vice President—General Manager, Managed Broadband Services of Parent since September 2004. Prior to that Mr. Cary was Vice President—Broadband Services of Parent from June 1999 to September 2004 and Vice President—Rural Services from December 1997 to June 1999. Prior to joining Parent, Mr. Cary was a senior partner of Astrolabe Systems, Inc., a consulting company acquired by Parent in December 1997.

        Paul E. Landes.    Mr. Landes has served as Vice President—Marketing and Sales, Chief Marketing Officer of Parent since 2002. Prior to that, he was Vice President—Marketing of Parent from 1999 to 2002. Prior to joining Parent, he was part of the management team at Carr Gottstein Foods, an Alaska based retail food and merchandise company, from 1992 to 1999. Previous to that work, he was a part of the management team at Pay n Save Drug Store, a retail merchandise company, from 1987 to 1992.

        Terry J. Nidiffer.    Mr. Nidiffer has served as Vice President—General Manager, Internet Services of Parent since February 2000. Prior to that he was Director, Internet Network Services of Parent, from July 1999 to January 2000.

        William R. Snell.    Mr. Snell has served as Vice President—General Manager, Cable and Entertainment Services of Parent since November 1996. Prior to that, he was Executive Director for the Alaska Industrial Development and Export Authority from July 1992 until November 1996. Mr. Snell has served as a trustee (including acting as the chair) of the Alaska State Pension Investment Board from July 1999 until September 2003.

        Richard D. Westlund.    Mr. Westlund has served as Vice President—General Manager, Long Distance and Wholesale Services of Parent since January 2001. Prior to that he was the Vice President—General Manager, Wholesale and Carrier Services of Parent from January 1999 through December 2000. Prior to that, Mr. Westlund was Vice President—Director, Carrier Relations and Marketing of Parent from April 1988 to December 1998.

        Stephen M. Brett.    Mr. Brett has served as a director on Parent's board since January 2001. He has been of counsel to Sherman & Howard L.L.C., a law firm, since January 2001. He served as Senior Executive Vice President for AT&T Broadband from March 1999 to April 2000. Prior to that,

Mr. Brett served as Executive Vice President, General Counsel and Secretary to TCI from 1991 to March 1999.

        Jerry A. Edgerton.    Nominee, Mr. Edgerton was appointed to the board of Parent in June 2004 to fill a new position when the board was expanded from seven to eight directors. He has been Senior Vice President—Government Markets for MCI Communications Corporation since November 1996.

        William P. Glasgow.    Mr. Glasgow has served as a director on Parent's board since 1996. From 1999 to December 2004, he was President/CEO of Security Broadband Corp. From 2000 to the present Mr. Glasgow has been President of Diamond Ventures, L.L.C., the sole general partner of Prime II Management, L.P., and Prime II Investments, L.P. Since 1996, he has been President of Prime II Management, Inc., which was formerly the sole general partner of Prime II Management, L.P. From 1989 to 1996, he held positions of Vice President—Finance and Senior Vice President—Finance with Prime II Management, Inc. Mr. Glasgow is presently a managing director of the general partner of Prime VIII, L.P. He is also managing director of Prime New Ventures. He joined Prime Cable Corp. (an affiliate of Prime II Management, Inc.) in 1983 and served in various capacities until that corporation was liquidated in 1987. He currently serves on the boards of directors of Prime Cellular Corp., Prime II Management Group, Inc., Prime Comm, Inc., SKA Management, Inc., Infrasafe, Inc. and Security Broadband Corp., none of which are publicly held.

        Stephen R. Mooney.    Mr. Mooney has served as a director on Parent's board since January 1999. Since 2002, Mr. Mooney has served as Vice President of Treasury Services at MCI, Inc. From 1999 to 2002, he was Vice President of WorldCom Ventures Fund, Inc. Prior to that, he held various corporate development positions with MCI Communications Corporation and MCImetro, Inc.

        Stephen A. Reinstadtler.    Mr. Reinstadtler has served as a director on Parent's board since December 2002. Since November 2004, he has been a principal in SR Capital Advisors, LLC, an investment advisory firm. From January 2002 to November 2004, he had been Managing Director of TD Capital, an affiliate of Toronto-Dominion Bank Financial Group. He has held various positions with TD Capital since July 1995. Prior to joining TD Capital, he was a member of Toronto-Dominion Bank's media, telecommunications and technology group from April 1994 to June 1995 where he was responsible for executing highly leveraged debt transactions for leading media and communications companies. He has 10 years of private equity and investment banking experience. Mr. Reinstadtler's present term as a director on Parent's board expires in 2005, and he has chosen not to stand for reelection to the board.

        James M. Schneider.    Mr. Schneider has served as a director on Parent's board since July 1994. He has been Senior Vice President and Chief Financial Officer for Dell, Inc. since March 2000. Prior to that, he was Senior Vice President—Finance for Dell Computer Corporation from September 1998 to March 2000. Prior to that, from September 1996 to September 1998 he was Vice President—Finance for that corporation. From September 1993 to September 1996, he was Senior Vice President for MCI Communications Corporation in Washington, D.C. Mr. Schneider was with the accounting firm of Price Waterhouse from 1973 to September 1993 and was a partner in that firm from October 1983 to September 1993. He presently serves on the board of directors of, and is a member of the audit committee of, GAP, Inc.

Arrangements and Understandings

        Under the terms of the issuance and sale of Parent's Series B preferred stock, so long as any shares of that stock remain outstanding, Parent must cause its board to include one seat, the nominee for which is to be designated under terms of that sale. As of December 31, 2004, those specific terms were not effective, although they could in the future become effective with the issuance of additional shares of Parent's Series B preferred stock to another holder or should the present holder of the outstanding Series B preferred stock, Toronto Dominion, not be prohibited from participation in the designation of that board member by law or regulation, including the federal Bank Holding Company Act.

        The Series B Agreement provides that, upon designation of an individual by the holders of Parent's Series B preferred stock, Parent's board must cause that individual to be nominated for approval by the holders of Parent's common stock at each meeting of Parent's shareholders at which directors are to be elected. Parent's board is then expected, upon that nomination, to recommend approval of that designated individual. In the event the holders of Parent's common stock shall fail to elect that designated individual, the holders of Series B preferred stock will have the right to appoint an observer to attend the meetings of Parent's board. Independent of that observer right, if at any time the designee to Parent's board is not an employee of Toronto Dominion or its affiliates, then that investor would have an additional right to appoint an observer to attend all meetings of Parent's board. See below within this prospectus, "Certain Relationships and Related Transactions—Certain Transactions—Series B Agreement."

Legal Proceedings

        As of the date of this prospectus, Parent's board was unaware of any legal proceedings which may have occurred during the past five years in which one or more of Parent's directors or executive officers were a party adverse to Parent or GCI, Inc., or any legal proceeding which would be material to an evaluation of the ability or integrity of one or more of Parent's directors or executive officers.

EXECUTIVE COMPENSATION

Director Compensation

        Through September 2004, director fees of Parent were set at $2,000 per director per quarter pro-rated based upon attendance at board meetings during the quarter. However, directors who serve on the Audit Committee for Parent each received an additional director fee of $2,000 per director per quarter pro-rated based upon attendance at committee meetings. Directors affiliated with Parent through a business interest did not receive director fees.

        At its December 2004 board meeting, the board for Parent adopted a new director compensation plan to acknowledge and compensate, from time to time, directors on Parent's board for ongoing dedicated service. The plan compensation consists of stipends in the form of cash and Parent Class A common stock. The cash compensation consists of $24,000 per year (prorated for days served and paid quarterly) plus $2,000 for each meeting attended either in person or telephonically. The cash compensation portion of the director compensation plan commenced effective with the September 2004 board meeting.

        The stock compensation portion of the director compensation plan consists of a grant of 3,330 shares of Parent Class A common stock to a director for each year of service, or a portion of a year of service. Parent intends to seek shareholder approval of an amendment to its Stock Option Plan (as described below) to permit the issuance of such shares to directors. The initial grants under the plan were made on a contingent basis, effective December 22, 2004, and vested on December 31, 2004. Subsequent grants will be made annually under the plan on June 1 of each year, commencing with June 1, 2005. The Nasdaq Stock Market rules require prior shareholder approval of the stock compensation portion of the plan and the associated amendments to Parent's Stock Option Plan, and Parent intends to seek that approval at its 2005 shareholder meeting. In the meantime, grants of stock made under the director compensation plan are contingent upon shareholder approval of that portion of the plan and the associated amendments to Parent's Stock Option Plan.

        Under the director compensation plan, compensation will be paid only to those directors who are able to receive the benefit individually, whether or not they are employees of Parent.

        During 2004, the directors on Parent's board received no other direct compensation for serving on the board and its committees. However, they were reimbursed for travel and out-of-pocket expenses incurred in connection with attendance at meetings of the board and its committees.

        The directors of GCI, Inc. received no direct compensation for serving on the board of directors of GCI, Inc.

Executive Compensation

        Summary Compensation.    The following table sets forth certain information concerning the cash and non-cash compensation earned during fiscal years 2002, 2003 and 2004 by the chief executive officer of Parent and by each of Parent's four other most highly compensated executive officers whose individual combined salary and bonus each exceeded $100,000 during 2004 (collectively, "Named Executive Officers") for services they provided to Parent and its subsidiaries (including, where applicable, GCI, Inc.) on a consolidated basis.

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs(#)	All Other Compensation ($)(1)(2)
Ronald A. Duncan President and Chief Executive Officer	2004 2003 2002	345,000 295,000 295,000	131,250 105,000 99,750		-0- -0- -0-	36,763 -0- -0-	250,000 -0- 450,000	51,267 21,338 21,338
G. Wilson Hughes Executive Vice President and General Manager	2004 2003 2002	175,000 175,000 173,959	67,724 53,682 75,177		-0- -0- -0-	-0- -0- -0-	-0- -0- 200,000	192,402 162,773 155,957
John M. Lowber Senior Vice President, Chief Financial Officer and Secretary/Treasurer	2004 2003 2002	223,884 222,050 220,090	85,281 53,682 75,177		-0- -0- -0-	-0- -0- -0-	100,000 -0- 200,000	142,017 129,257 116,245
Richard P. Dowling Senior Vice President— Corporate Development	2004 2003 2002	225,000 223,956 225,000	70,168 3,682 43,891	(3)	-0- -0- -0-	-0- -0- -0-	-0- -0- 150,000	15,036 8,353 6,441
Richard D. Westlund Vice President and General Manager Long Distance & Wholesale Services	2004 2003 2002	135,000 135,000 135,000	181,785 388,894 90,141	(4)	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	73,514 68,641 58,171

(1)
The amounts reflected in this column include accruals under deferred compensation agreements between Parent and the named individuals as follows: Mr. Hughes, $132,932 in 2002, $137,474 in 2003 and $170,444 in 2004; Mr. Lowber, $84,274 in 2002, $95,912 in 2003 and $108,052 in 2004; Mr. Westlund, $43,637 in 2002, $44,148 in 2003 and $44,700 in 2004; and Mr. Dowling, $900 in 2002 and 2003 and $902 in 2004. Mr. Hughes received a partial distribution of his deferred compensation account during 2002, 2003 and 2004. The distribution to Mr. Hughes in 2002 included $132,932 which was credited to his account during 2002, plus an additional $10,961 which had been credited to his deferred account and reported in 2001. Does not include bonus agreement granted to Mr. Hughes in 2002. See, within this section, "—Hughes Bonus Agreement." The distribution in 2003 included $60,720 of the $137,474 which was credited to Mr. Hughes account during 2003. The distribution in 2004 included $35,000 of the $170,444 which was credited to Mr. Hughes' account during 2004.

(2)
The amounts reflected in this column also include matching contributions under the Stock Purchase Plan as follows: Mr. Duncan, $20,500, $20,000,and $20,000 in 2004, 2003, 2002, respectively; Mr. Hughes, $20,500, $20,000, $20,000 in 2004, 2003, and 2002, respectively; Mr. Lowber, $20,500, $20,000, and $18,625 in 2004, 2003, and 2002, respectively; Mr. Dowling, $12,538, $5,857, and $4,083, in 2004, 2003, and 2002, respectively; and Mr. Westlund, $20,500, $20,000, and $11,000 in 2004, 2003, and 2002, respectively. Amounts shown for Mr. Duncan include premiums of $138 under a term life insurance, policy paid in each of 2004, 2003, and 2002, respectively. Amounts shown for Mr. Westlund include premiums of $6,181, $3,293, and $2,334, under a life insurance policy paid in 2004, 2003, and 2002, respectively. Amounts shown for Mr. Hughes include premiums of $258, $258, and $1,825, under life insurance policies paid in each of 2004, 2003, and 2002, respectively. Amounts for Mr. Lowber include premiums of $258, $138, and $138, under life insurance policies paid in each of 2004, 2003, and 2002, respectively. Amounts shown for Mr. Dowling include premiums of $396, $396, and $258 under a life insurance policy paid in each of 2004, 2003, and 2002. Includes a waiver of accrued interest on a note owed to us by Mr. Lowber in the amounts of $12,007 on January 1, 2004, 2003, and 2002.

  Includes $806 in 2004 for Mr. Westlund and $3,841 in 2003 for Mr. Hughes, respectively, for the personal use of Parent's leased aircraft. Includes $29,328 in director compensation for Mr. Duncan and a longevity bonus valued at $101 both for 2004. Includes a longevity bonus valued at $127 for Mr. Westlund in 2004. Amounts in this column further include $1,200 of credit applied to services purchased from us by each of the Named Executive Officers for each year for their participation in our quality assurance program extended to employees, generally. Amounts in this column do not include the cash surrender value of a life insurance policy in the amount of $603,509 which was distributed to Mr. Lowber during 2002. The policy premiums were paid out of proceeds credited to Mr. Lowber's deferred compensation account during the years 1992 through 1999 and had been included under the "All Other Compensation" column during those years.

(3)
Includes $70,000 of a $350,000 retention bonus paid in 2004 that vests ratably over a five-year period beginning January 1, 2004. Any unvested amounts are refundable in the event Mr. Dowling terminates his employment before the end of the retention period.

(4)
Includes $42,400 of a $407,886 retention bonus paid in 2004 that vests on March 31, 2005 with the remaining portion vesting in the amount of $85,000, $127,400 and $153,086 on March 31, 2006, 2007 and 2008, respectively. Any unvested amounts are refundable in the event Mr. Westlund terminates his employment before the end of the retention period.

Option/SAR Grants

        The following table sets forth information on the individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs")), and freestanding SARs made by Parent during 2004 to its Named Executive Officers. Parent did not issue any tandem SARs or freestanding SARs during that period.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Option/SARs Granted(1) (#)	% of Total Optional SARs Granted to Employees in Fiscal Year (%)	Exercise or Base Price(2) ($/Share)	Expiration Date	5%($)(3)	10%($)(3)
Ronald A. Duncan	250,000	32.6	8.40	06/24/14	1,255,523	3,243,109
G. Wilson Hughes	—	—	—	—	—	—
John M. Lowber	100,000	13.1	8.40	06/24/14	502,209	1,297,244
Richard P. Dowling	—	—	—	—	—	—
Richard D. Westlund	—	—	—	—	—	—

(1)
Options in Parent Class A common stock.

(2)
The exercise price of the options was equal to the market price of the Parent Class A common stock at the time of grant.

(3)
The potential realizable dollar value of a grant is calculated as the product of (a) the difference between (i) the product of the per-share market price at the time of grant and the sum of 1 plus the adjusted stock price appreciation rate (the assumed rate of appreciation compounded annually over the term of the option or SAR) and (ii) the per-share exercise price of the option or SAR and (b) the number of securities underlying the grant at fiscal year end.

Option Exercise and Fiscal Year-End Values

        The following table sets forth information concerning each exercise of stock options during 2004 by each of the Named Executive Officers and the fiscal year-end value of unexercised options held by each of them.

AGGREGATED OPTION/SAR EXERCISES
IN LAST FISCAL YEAR AND FISCAL YEAR END
OPTION/SAR VALUES

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)
	Shares Acquired on Exercise (#)				Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(1)
Name		Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald A. Duncan	-0-	-0-	300,000	350,000	1,267,000	1,096,500
G. Wilson Hughes	-0-	-0-	150,000	250,000	681,000	985,000
John M. Lowber	105,425	635,988	320,000	330,000	1,364,800	1,196,200
Richard P. Dowling	-0-	-0-	225,425	130,000	996,061	522,700
Richard D. Westlund	57,366	273,245	33,333	66,667	134,665	269,335

(1)
Represents the difference between the fair market value of the securities underlying the options/SAR and the exercise price of the options/SAR based upon the last trading price on December 31, 2004.

Non-Qualified, Unfunded Deferred Compensation Plan

        In February 1995, Parent established a non-qualified, unfunded, deferred compensation plan to provide a means by which certain of its employees may elect to defer receipt of designated percentages or amounts of their compensation and to provide a means for certain other deferrals of compensation. Employees eligible to participate in the plan are determined by Parent's board. Parent may, at its discretion, contribute matching deferrals in amounts as it selects.

        Participants immediately vest in all elective deferrals and all income and gain attributable to that participation. Matching contributions and all income and gain attributable to them vest on a case-by-case basis as determined by Parent. Participants may elect to be paid in either a single lump-sum payment or annual installments over a period not to exceed ten years. Vested balances are payable upon termination of employment, unforeseen emergencies, death or total disability of the participant, or change of control of Parent or Parent's insolvency. Participants become Parent's general unsecured creditors with respect to deferred compensation benefits of the plan.

        During 2004, other than Messrs. Dowling and Westlund, none of the Named Executive Officers had participated in this plan.

Long-Term Incentive Plan Awards

        Parent had no long-term incentive plan in operation during 2004.

Performance Based EBITDA Incentive Compensation Plan

        In 2002, Parent adopted a Performance Based EBITDA (earnings before interest, taxes, depreciation, and amortization) Incentive Compensation Plan ("Incentive Compensation Plan") to encourage increasing EBITDA, i.e., earnings before income taxes, depreciation and amortization (as defined in the plan), of Parent's Alaska operations to a specified target by the end of 2006. Participants are granted units which are valued in terms of a share of Parent's Class A common stock. If the target EBITDA is achieved on or before the end of 2006, the awards vest. In this instance, each participant will be entitled to receive, for each unit, the market value of a share of Parent's Class A common stock on the date that such payment is made.

        Under the Incentive Compensation Plan, 40% of the payment will be made in cash. The remaining 60% may, at Parent's option, be paid either in cash or in Parent's restricted Class A common stock. However, if stock is to be issued in payment to participants, Parent is required to obtain shareholder approval of the Incentive Compensation Plan prior to any such payment. Participants must be employed by Parent on the date of payment in order to receive any compensation pursuant to the plan. The EBITDA target will be adjusted for any material acquisitions within the Alaska market. The award may be paid out earlier if Parent is sold prior to the earlier of the end of 2006 or achievement of the EBITDA target.

        Specified individuals of three groups of employees are eligible to participate in the plan. They are Parent's chief executive officer, general managers and senior officers. Any payments to the general manager group pursuant to the plan are included in EBITDA for purposes of determining whether the EBITDA target for the senior officer group has been met. One-half of the vested amount is valued and paid on the last day of the first quarter of the year following vesting, with the balance paid one year later.

        The provisions of the Incentive Compensation Plan pertaining to the chief executive officer are the same as for the other two groups, except any payments to the general manager and senior officer groups under the plan are included in EBITDA for purposes of determining whether the EBITDA target for the chief executive officer has been met. One-half of the total amount earned will be valued and paid on the last day of the first quarter of the year following achievement of the target EBITDA goal. The remaining one-half will be paid as deferred compensation. This amount will vest one-half on each of the first and second anniversaries of the initial award. However, in the case of Parent's chief executive officer, the individual must be employed by Parent on such dates for vesting to be effective. Parent charged $837,000 to expense during 2004 under the Incentive Compensation Plan.

        During 2004, Messrs. Hughes and Westlund were the only Named Executive Officers who participated in the Incentive Compensation Plan. For that year, units with respect to approximately 245,000 shares of Parent's Class A common stock were to be granted pursuant to the Incentive Compensation Plan, of which were allocated 100,000 units to Mr. Hughes, 10,000 to Mr. Westlund and 50,000 units to Ms. Tindall.

Stock Purchase Plan

        In December 1986, Parent adopted a qualified employee stock purchase plan which has been subsequently amended from time to time and is in its present form the Stock Purchase Plan. The plan is qualified under Section 401 of the Internal Revenue Code. All of Parent's employees who have completed at least one year of service are eligible to participate in the plan. Eligible employees may elect to reduce their taxable compensation in any even dollar amount up to 12% of such compensation for employees earning more than $90,000 per year and up to 50% of such compensation, both up to a maximum per employee of $14,000 for 2005. Employees may contribute up to an additional 10% of their compensation with after-tax dollars. Starting in 2002, participants over the age of fifty may make additional elective contributions to their accounts in the plan pursuant to a schedule set forth in the Internal Revenue Code.

        Subject to certain limitations, Parent may make matching contributions of its common stock for the benefit of employees. Such a contribution will vest in increments over the first six years of employment. Thereafter, they are fully vested when made. No more than 10% of any one employee's compensation will be matched in any year. Except for additional elective contributions made by participants over age 50, the combination of salary reductions, after-tax contributions and Parent's matching contributions for any employee cannot exceed the lesser of $42,000 or 25% of such employees' compensation (determined after salary reduction) for any year.

        Under the terms of the Stock Purchase Plan, participating eligible employees may direct their contributions to be invested in common stock of Parent, AT&T, and Comcast Corporation, and shares of various identified mutual funds.

        The Stock Purchase Plan, on Parent's behalf, may each year pay to the plan's trust fund an amount up to 100% of each participating eligible employee's elective deferral and voluntary contributions to the plan as determined by Parent's board. This employer contribution on behalf of the participating eligible employee is to equal a stated percentage of each employee's contributions (both voluntary contributions and elective deferrals) during any payroll period. However, no such employee's elective deferral or voluntary contribution is to be matched in an amount exceeding 10% of that employee's compensation during any payroll period the employee participates in the plan. With limited exception, the amount of Parent's contribution under the plan must not exceed either 10% of the aggregate compensation of all participating eligible employees under the plan in the year for which the contribution is being determined or the annual addition limitations of the Internal Revenue Code as provided in the plan.

        The Stock Purchase Plan is administered through a plan administrator (currently Alfred J. Walker, Vice President and Chief Accounting Officer of Parent), and the plan's committee is appointed by the board of Parent. The assets of the plan are invested from time to time by the trustee at the direction of the plan's committee, except that participants have the right to direct the investment of their contributions to the Stock Purchase Plan. The plan administrator and members of the plan's committee are all employees of Parent. The plan's committee has broad administrative discretion under the terms of the plan.

        As of December 31, 2004, there remained 2,009,314 shares of Class A and 464,016 shares of Parent's Class B common stock allocated to the plan and available for issuance by Parent or otherwise acquisition by the plan for the benefit of participants in the plan.

Stock Option Plan

        In December 1986, Parent adopted a stock option plan which has been amended from time to time and presently is Parent's Amended and Restated 1986 Stock Option Plan ("Stock Option Plan").

        Under the Stock Option Plan, Parent is authorized to grant non-qualified options to purchase shares of Parent Class A common stock to selected officers, directors and other employees of, and consultants or advisors to, Parent and its subsidiaries. The number of shares of Parent Class A common stock allocated to the Stock Option Plan was last increased by 2.5 million shares to 13.2 million shares at Parent's 2004 annual meeting. The number of shares for which options may be granted is subject to adjustment upon the occurrence of stock dividends, stock splits, mergers, consolidations and certain other changes in corporate structure or capitalization.

        As of December 31, 2004, there were 6,436,875 shares subject to outstanding options under the Stock Option Plan, 5,017,668 shares had been issued upon the exercise of options under the plan and 1,745,457 shares remained available for additional grants under the plan.

        As of December 31, 2004 the Stock Option Plan was administered by Parent's Compensation Committee composed of six members of Parent's board.

        The Compensation Committee selects optionees and determines the terms of each option, including the number of shares covered by each option, the exercise price and the option exercise period which, under the Stock Option Plan, may be up to ten years from the date of grant. Options granted that have not become exercisable terminate upon the termination of the employment or directorship of the optionholder. Exercisable options terminate from one month to one year after such termination, depending on the cause of such termination. If an option expires or terminates, the shares subject to such option become available for additional grants under the Stock Option Plan.

        At Parent's 2005 shareholder meeting, it intends to seek shareholder approval for certain amendments to the Stock Option Plan. The existing Stock Option Plan only provides the grant of nonstatutory stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. The proposed amendments to the plan will provide Parent with the flexibility to award other stock-based incentives that may be of greater benefit to Parent and the participant in particular situations, including incentive stock options (within the meaning of Section 422 of the Code) and restricted stock awards (including the stock awards proposed to be made pursuant to the director compensation plan described above).

Hughes Bonus Agreement

        In consideration for agreeing to continue his employment until December 31, 2004, in December 2002 Parent granted Mr. Hughes the right to use certain of its real estate for two weeks each year from January 1, 2005 to December 31, 2034. Mr. Hughes may elect at any time to receive a cash bonus in lieu of the foregoing equal to $275,000 plus interest accrued at the rate of 3% per annum for the period between January 1, 2002 and the date on which the option to elect such cash payment is exercised. The bonus vested on December 31, 2004. Should Parent intend to convey such real estate to a third party, Mr. Hughes would have the right to acquire certain property adjoining that real estate or, unless he should exercise the cash option previously described, be paid an amount equal to $275,000 plus accrued interest at the rate of 3% per annum for the period from January 1, 2002 to the date on which that option is exercised. As of December 31, 2004, $299,750 were accrued pursuant to this agreement, of which $140,250 were accrued during 2004.

Employment Contracts and Termination of Employment and Change-in Control Arrangements

        Except as disclosed in this prospectus, as of December 31, 2004, there were no compensatory plans or arrangements, including payments to be received from Parent, with respect to the Named Executive Officers for that year. This statement is limited to situations where such a plan or arrangement resulted in or may result from the resignation, retirement, or any other termination of a Named Executive Officer's employment with Parent, or from a change of control of Parent or a change in that officer's responsibilities following such a change in control, and where the amount involved, including all periodic payments or installments, exceeded $100,000.

Compensation Committee Interlocks and Insider Participation

        Parent's Compensation Committee was composed of Stephen M. Brett, Donne F. Fisher, William P. Glasgow, Stephen R. Mooney, Stephen A. Reinstadtler and James M. Schneider. The relationships of certain members of the Compensation Committee to Parent are described elsewhere in this prospectus. See within this prospectus, "Directors and Executive Officers"; "Certain Relationships and Related Transactions—Certain Transactions"; and "Security Ownership of Certain Beneficial Owners and Management."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Parent

        Principal Shareholders.    The following table sets forth, as of December 31, 2004, certain information regarding the beneficial ownership of Parent's Class A common stock, Class B common stock and Series B preferred stock by each of the following:

  Each person known by us to own beneficially 5% or more of the outstanding shares of Class A common stock or Class B common stock, or Series B preferred stock.

        Each of Parent's directors.

        Each of the Named Executive Officers.

        All of Parent's executive officers and directors as a group.

        All information with respect to beneficial ownership has been furnished to Parent by the respective shareholders.

Name and Address of Beneficial Owner(1)	Title of Class(2)	Amount and Nature of Beneficial Ownership(2)(#)		% of Class(2)		% of Total Shares Outstanding (Class A & B)(2)		% Combined Voting Power (Class A & B)(2)
						I	II	I	II
Stephen M. Brett	Class A Class B Series B	25,000 — —	(3),(4)	— —	*	*	*	*
Ronald A. Duncan	Class A Class B Series B	1,370,643 460,021 —	(4),(5) (5)	2.6 11.9 —		3.3	3.2	6.6	6.5
Jerry A. Edgerton	Class A Class B Series B	— — —		— — —		—	—	—	—
Donne F. Fisher	Class A Class B Series B	62,135 212,688 —	(3),(4),(6) (6)	* 5.5 —		*	*	2.4	2.4
William P. Glasgow	Class A Class B Series B	49,944 — —	(4),(7)	* — —		*	*	*	*
G. Wilson Hughes	Class A Class B Series B	687,295 2,765 —	(8) (8)	1.3 * —		1.2	1.2	*	*
John M. Lowber	Class A Class B Series B	532,831 6,287 —	(9) (9)	1.0 * —		1.2	1.2	*	*
Stephen R. Mooney	Class A Class B Series B	— — —		— — —		—	—	—	—
Stephen A. Reinstadtler	Class A Class B Series B	— — —	(4)	— — —		—	—	—	—

James M. Schneider	Class A Class B Series B	55,000 — —	(3),(4)	* — —	*	*	*	*
Dana L. Tindall	Class A Class B Series B	328,006 3,835 —	(10) (10)	* * —	*	*	*	*
Richard D. Westlund	Class A Class B Series B	138,630 3,618 —	(11) (11)	* — —	*	*	*	*
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	Class A Class B Series B	2,909,142 — —		5.6 — —	5.2	5.2	3.2	3.2
GCI Qualified Employee Stock Purchase Plan 2550 Denali St., Ste. 1000 Anchorage, AK 99503	Class A Class B Series B	5,090,863 99,766 —		9.8 2.6 —	9.3	9.2	6.8	6.7
Estate of Kim Magness c/o Raymond L. Sutton, Jr. 303 East 17th Ave., Ste. 1100 Denver, CO 80203-1264	Class A Class B Series B	131,996 435,324 —		* 11.3 —	1.0	1.0	5.0	4.9
Gary Magness c/o Raymond L. Sutton, Jr. 303 East 17th Ave., Ste. 1100 Denver, CO 80203-1264	Class A Class B Series B	137,996 433,924 —		* 11.2 —	1.0	1.0	5.0	4.9
MCI 2201 Loudoun County Parkway Ashburn, VA 20147	Class A Class B Series B	50,000 1,275,791 —	(12)	* 33.0 —	2.4	2.4	14.2	14.1
Toronto Dominion Investments, Inc. 31 West 52nd Street New York, NY 10019-6101	Class A Class B Series B	25,066 — 4,314	(13) (13)	* — 100	*	1.4	*	*
Robert M. Walp 804 P St., Apt. 4 Anchorage, AK 99501	Class A Class B Series B	251,028 303,457 —	(14) (14)	* 7.9 —	1.0	1.0	3.6	3.6
Wellington Management 75 State Street Boston, MA 02109	Class A Class B Series B	4,302,400 — —		8.3 — —	7.7	7.6	4.8	4.7
Westport Asset Management, Inc. 253 Riverside Avenue Westport, CT 06880	Class A Class B Series B	2,825,400 — —		5.5 — —	5.1	5.0	3.1	3.1
All Directors and Executive Officers As a Group (20 Persons)	Class A Class B Series B	4,384,045 767,971 —	(15) (15) (15)	8.2 19.9 —	8.9	8.8	13.1	13.0

*
Represents beneficial ownership of less than 1% of the corresponding class or series stock.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Shares of Parent's stock that a person has the right to acquire within 60 days of December 31, 2004 are deemed to be beneficially owned by such person and are included in the computation of the ownership and voting percentages only of such person. Each person has sole voting and investment power with respect to the shares indicated, except as otherwise stated in the footnotes to the table. Addresses are provided only for persons other than management who own beneficially more than 5% of the outstanding shares of Class A or B common stock or Series B preferred stock.

(2)
"Title of Class" includes Parent's Class A common stock, Class B common stock, and Series B preferred stock. "Amount and Nature of Beneficial Ownership" and "% of Class" are given for each class or series of stock. "% of Total Shares Outstanding" and "% Combined Voting Power" are given (a) under column I as excluding Series B preferred stock outstanding and (b) under column II as including Series B preferred stock outstanding and on an as-converted to Class A common stock basis at the conversion price as set in the Series B Agreement, i.e., $5.55 per share. As of December 31, 2004, the 4,314 shares of Series B preferred stock outstanding (excluding accrued dividends payable in cash or in Class A common stock to that date) would convert to 777,298 shares of Class A common stock.

(3)
Includes 25,000 shares of Parent's Class A common stock subject to stock options granted under the Stock Option Plan to each of Messrs. Brett, Fisher, and Schneider in February 1997 which they each respectively have the right to acquire within 60 days of December 31, 2004 by exercise of the respective stock options. The exercise price for each option is $7.50 per share.

(4)
Does not include 3,330 shares of Parent's Class A common stock granted (but not issued) to each of Messrs. Brett, Duncan, Fisher, Glasgow, Reinstadtler and Schneider pursuant to the director compensation plan described above, which grants are subject to approval of the stock compensation portion of the plan and the associated amendments to Parent' Stock Option Plan by Parent's shareholders at its 2005 annual meeting. See within this prospectus, "Executive Compensation—Director Compensation."

(5)
Includes 133,983 shares of Class A common stock and 6,270 shares of Class B common stock allocated to Mr. Duncan under the Stock Purchase Plan. Includes 50,000 shares of Class A common stock subject to stock options granted under the Stock Option Plan to Mr. Duncan which he has the right to acquire within 60 days of December 31, 2004 by exercise of the stock options. Does not include 195,331 shares of Class A common stock held by Parent in treasury pursuant to deferred compensation agreements with Parent. Does not include 29,453 shares of Class A common stock held by Amanda Miller, Mr. Duncan's daughter, of which Mr. Duncan disclaims beneficial ownership. Does not include 18,560 shares of Class A common stock or 8,242 shares of Class B common stock held by the Amanda Miller Trust, with respect to which Mr. Duncan has no voting or investment power. Does not include 50,650 shares of Class A common stock or 27,020 shares of Class B common stock held by Dani Bowman, Mr. Duncan's wife, of which Mr. Duncan disclaims beneficial ownership. Includes 250,000 shares of Class A common stock which a company owned by Mr. Duncan has the right to acquire within 60 days of December 31, 2004 by the exercise of stock options.

(6)
Does not include 300,200 shares of Class A and 225,000 shares of Class B common stock owned by Fisher Capital Partners, Ltd., the corporate general partner of which is affiliated with Mr. Fisher's spouse. Mr. Fisher disclaims any beneficial ownership of these shares.

(7)
Does not include (i) 5,259 shares owned by Diamond Ventures, LLC of which Mr. Glasgow is President; and (ii) 158 shares beneficially owned by minor children of Mr. Glasgow. Mr. Glasgow disclaims any beneficial ownership of the shares held by these entities or held by his children.

(8)
Includes 150,000 shares of Class A common stock which Mr. Hughes has the right to acquire within 60 days of December 31, 2004 by the exercise of vested stock options. Includes 69,555 shares of Class A common stock and 2,765 shares of Class B common stock allocated to Mr. Hughes under the Stock Purchase Plan. See within this prospectus, "Executive Compensation—Hughes Bonus Agreement."

(9)
Includes 320,000 shares which Mr. Lowber has the right to acquire within 60 days of December 31, 2004 by the exercise of vested stock options. Includes 55,173 shares of Class A common stock and 6,017 shares of Class B common stock allocated to Mr. Lowber under the Stock Purchase Plan.

(10)
Includes 285,787 shares which Ms. Tindall has the right to acquire within 60 days of December 31, 2004 by the exercise of vested stock options. Includes 41,960 shares of Class A common stock and 3,835 shares of Class B common stock allocated to Ms. Tindall under the Stock Purchase Plan.

(11)
Includes 66,666 shares which Mr. Westlund has the right to acquire within 60 days of December 31, 2004 by the exercise of vested stock options. Includes 60,910 shares of Class A common stock and 3,618 shares of Class B common stock allocated to Mr. Westlund under the Stock Purchase Plan. Does not include 31,469 shares of Class A common stock held in treasury by Parent to fund Mr. Westlund's vested deferred compensation.

(12)
Includes 50,000 shares of Class A common stock which MCI has a right to acquire within 60 days of December 31, 2004 by the exercise of vested stock options.

(13)
Includes 25,000 shares of Class A common stock which Toronto Dominion Investments has the right to acquire within 60 days of December 31, 2004 by the exercise of vested stock options. Excludes accrued dividends on Series B shares.

(14)
Includes 38,231 shares of Class A common stock and 2,408 shares of Class B common stock allocated to Mr. Walp under the Stock Purchase Plan. Includes 27,170 shares of Class A common stock which Mr. Walp has the right to acquire within 60 days of December 31, 2004 by the exercise of vested stock options.

(15)
Includes 1,980,444 shares of Class A common stock which such persons have the right to acquire within 60 days of December 31, 2004 through the exercise of vested stock options. Includes 504,700 shares of Class A common stock and 27,234 shares of Class B common stock allocated to such persons under the Stock Purchase Plan. Excludes, as of December 31, 2004, all of the outstanding Series B preferred stock (on an as-converted basis to Parent's Class A common stock) owned by an affiliate of Mr. Reinstadtler, i.e., Toronto Dominion.

  Changes in Control.

        Series B Preferred Stock.    The Series B Agreement provides that the holders of the Parent Series B preferred stock have the right to vote on all matters presented for vote to the holders of Parent's Class A common stock on an as-converted basis. In addition, the holders of the outstanding Parent Series B preferred stock have limited voting rights as a class or otherwise to require Parent to request its consent on specific actions which might be taken including amending Parent's Articles of Incorporation, restructuring the Company, paying dividends, and redeeming stock. Under the present Articles, the Parent Class A common stock and Parent Class B common stock vote for directors and on such specific actions, as one class, with limited exceptions as set forth in the Alaska Corporations Code. These exceptions include action to amend the articles of incorporation of a corporation in certain specific areas including changes in the designations, preferences, limitations, or relative rights of shares of the class.

        The holders of outstanding Parent Series B preferred stock have the right to convert their shares into Parent's Class A common stock at a specified conversion price, as adjusted. As of December 31, 2004, Toronto Dominion remained as the sole holder of Parent Series B preferred stock.

        As of December 31, 2004, the conversion price was $5.55 per share. Using that conversion price and assuming the conversion of all of the outstanding Parent Series B preferred stock of the remaining holder of the Parent Series B preferred stock as of December 31, 2004, the stock could be converted into 777,298 shares of Parent's Class A common stock (excluding dividends accrued through that date) which would constitute approximately 1.5% of Parent's then outstanding Parent Class A common stock.

        As a part of the terms of the issuance of the Parent Series B preferred stock, Parent's board increased its size by one director. The selection and nomination of that director is subject to certain terms of the Series B Agreement. See within this prospectus, "Directors and Executive Officers of the Registrant—Arrangements and Understandings."

        Pledged Assets and Securities.    Parent's obligations under its credit facilities are secured by substantially all of Parent's assets. Should there be a default by us under such agreements, Parent's lenders could gain control of its assets. Parent has been at all times throughout 2004 in compliance with all material terms of these credit facilities. These obligations and pledges are further described elsewhere in this prospectus.

        Senior Notes.    The new notes are subject to the terms of an indenture ("Indenture") entered into by GCI, Inc. Upon the occurrence of a change of control, as defined in the Indenture, GCI, Inc. is required to offer to purchase the new notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest. The Indenture provides that the new notes are redeemable at the option of GCI, Inc. at specified redemption prices commencing in 2009. The terms of the new notes contain limitations on the ability of GCI, Inc. and its restricted subsidiaries to incur additional indebtedness, limitations on investments, payment of dividends and other restricted payments and limitations on liens, asset sales, mergers, transactions with affiliates and operation of unrestricted subsidiaries. The Indenture also limits the ability of GCI, Inc. and its restricted subsidiaries to enter into or allow to exist specified restrictions on the ability of GCI, Inc. to receive distributions from restricted subsidiaries.

        For purposes of the Indenture and the new notes, the restricted subsidiaries consist of all of Parent's direct or indirect subsidiaries, with the exception of the unrestricted subsidiaries, none of which existed as of December 31, 2004. Under the terms of the Indenture an unrestricted subsidiary is a subsidiary of GCI, Inc. so designated from time to time in accordance with procedures as set forth in the Indenture.

        Parent and GCI, Inc. were from the commencement of 2004 and up through the repayment of the 2007 Notes in February 2004 fully in compliance with the material terms of the previous corresponding indenture. In addition, Parent and GCI, Inc. have since the issuance of the initial notes and the new notes and up through December 31, 2004, been in compliance with all material terms of the Indenture including making timely payments on the obligations of GCI, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions

        Series B Agreement.    In 1999, Parent issued and sold the Series B preferred stock for $20 million, i.e., a total of 20,000 convertible, redeemable, accreting shares of Parent preferred stock. Prior to that issuance, Parent's board, by resolution, approved the Statement of Stock Designation for the issuance of Series B preferred stock and a Series B preferred stock agreement in anticipation of the issuance and sale of the stock (that designation and agreement are referred to collectively as, "Series B Agreement").

        As of December 31, 2004, Toronto Dominion was the sole holder of outstanding Parent Series B preferred stock. In April 2002 Parent agreed with Toronto Dominion to several amendments to, or waiver of rights in, the Series B Agreement. These changes are noted in the following description of the Series B Agreement ("Amended Series B Agreement"). The Amended Series B Agreement expressly provides that, except for the amendments set forth in that agreement, the Series B Agreement remains unchanged and in full force and effect.

        The Series B Agreement includes specific rights of holders of the Series B preferred stock, including dividend rights, liquidation rights, redemption rights, voting rights, and conversion rights. It also sets forth the terms of the sale of the stock and representations and warranties of the parties, and includes other rights of the holders of the stock, including registration rights granted to the investors.

        The Series B Agreement provides that the shares of Series B preferred stock must be ranked senior to all other of Parent's classes of equity securities. Under that agreement, as amended, the holders of the Series B preferred stock will receive dividends at the rate of 8.5% of a liquidation preference payable semiannually, in cash. The Series B Agreement also includes that, should Parent be permitted to issue equity redeemable at the option of the holder, the parties to the agreement would agree to enter into appropriate amendments to the offering to permit the holders to demand redemption at any time after the fourth anniversary of the issuance of the Series B preferred stock. The liquidation preference specified in the Series B Agreement is $1,000 per share, plus accrued but unpaid dividends and fees. In 2000, the Alaska legislature enacted revisions to the Alaska Corporations Code to allow an Alaska corporation, e.g., the Company, to issue such redeemable equity. As of December 31, 2004, the Series B Agreement had not been amended to include these redemption provisions.

        The Series B Agreement provides for mandatory redemption twelve years from the date of closing on the sale of stock or upon the occurrence of certain "triggering events." These events include an acceleration of certain of Parent's obligations having an outstanding balance in excess of $5 million, a change in control of Parent, commencement of bankruptcy or insolvency proceedings against Parent, a breach of the limitations on certain of Parent's long term debt set forth in the offering, a liquidation or dissolution of Parent, or a merger, consolidation or sale of all or substantially all of Parent's assets which would significantly and adversely affect the rights and preferences of the outstanding Series B preferred stock. The terms also include redemption of those shares at Parent's option any time after the fourth anniversary of the closing. The redemption price is the amount paid plus accrued and unpaid dividends. The Amended Series B Agreement provides that Parent is not obligated to provide notice to the holders of Series B preferred stock upon the occurrence of a triggering event which results from a change of control caused by any change in ownership of Parent resulting in MCI owning Parent's voting stock with less than 18% but at least 15% of the total combined voting power of Parent's outstanding stock.

        The Series B Agreement provides that the Series B preferred stock is convertible at any time into shares of Parent's Class A common stock with a conversion price of $5.55 per share. The terms include, in the event Parent is unable or unwilling to redeem the Series B preferred stock subject to the terms of the mandatory redemption, the investors will have the option to convert their Series B preferred stock into Parent's Class A common stock. The terms further include that the shares of Series B preferred stock are exchangeable, in whole but not in part, at Parent's option into subordinated debt with terms and conditions comparable to those governing the Series B preferred stock.

        The Series B Agreement provides that holders of the Series B preferred stock will have the right to vote on all matters presented for vote to holders of common stock on an as-converted basis. Additionally, the agreement requires, as long as shares of Series B preferred stock are outstanding and unconverted, that its holders have the right to vote, as a class, and Parent must obtain the written consent of holders of a majority (at least 80% for the first three items) of that stock to take any of the following actions:

  •
  Amend the Articles of Incorporation of Parent or amend or repeal the Bylaws of Parent in a way which significantly and adversely affects the rights or preferences of holders of the outstanding Series B preferred stock.

  •
  Issue additional shares of Parent's preferred stock except as may be required under the terms and conditions of the issuance of the Series B preferred stock.

  •
  Merge or consolidate Parent with another entity or sell all or substantially all of Parent's assets, in any case where the terms of that action would significantly and adversely affect the rights, privileges, and preferences of the Series B preferred stock.

  •
  Liquidate or dissolve Parent.

  •
  Declare or pay any dividends on Parent's capital stock, other than to the holders of the Series B preferred stock, or set aside any sum for any such purpose.

  •
  Purchase, redeem or otherwise acquire for value, or pay into or set aside as a sinking fund for such purpose, any of Parent's capital stock other than the Series B preferred stock, or any warrant, option or right to purchase any such capital stock, other than that Series B preferred stock.

  •
  Take any action which would result in taxation of the holders of the Series B preferred stock under Section 305 of the Internal Revenue Code.

        Of these seven specific actions, the Alaska Corporations Code, to which Parent is subject, generally requires shareholder approval of actions one (article amendment), three (merger and other reorganization), and four (dissolution). The Alaska Corporations Code requires an affirmative vote by at least a simple majority of the outstanding shares to approve an amendment to corporate articles. The code further provides that holders of outstanding shares of a class may vote as a class on such proposed amendment where the amendment addresses certain specific changes, including changes to the designations, preferences, limitations or relative rights of the shares of the class or changes which increase the rights and preference of a class having rights and preferences prior or superior to the shares of the class. In this instance at least a simple majority of the outstanding shares, by class, would be required to approve the article amendment.

        The Alaska Corporations Code further requires an affirmative vote by at least two-thirds of the outstanding shares (and by at least two-thirds of the outstanding shares per class, if a class of shares is entitled to vote) to approve a merger, consolidation, sale of assets not in the regular course of business, or dissolution of a corporation. The code allows a corporation to specify in its articles of incorporation that its board will have the exclusive right to adopt, alter, amend or repeal its bylaws. The Articles provide that Parent's board has that exclusive right with respect to the Bylaws. The other four specific actions, i.e., two (issuance of additional shares), five (declaration of dividends), six (purchase of capital stock), and seven (action adverse to taxation position regarding the Series B preferred stock), typically do not require shareholder approval. That is, under the present Articles, these four actions, normally, are matters upon which Parent's board has authority to act.

        At the 2000 annual meeting, Parent's shareholders approved an amendment to the Articles, allowing Parent to enter into agreements for the sale of preferred stock with no restriction on voting rights by class. These amendments to the Articles were subsequently filed with the State of Alaska and became effective July 31, 2000. With this change, Parent could call-in and reissue the Series B preferred stock to eliminate from the triggering events a reorganization of Parent. As of December 31, 2004, Parent had not yet negotiated such terms with the present holders of Series B preferred stock.

        The holders of Series B preferred stock have other rights with respect to membership on Parent's board or observing status at board meetings as described elsewhere in this prospectus. See within this prospectus, "Directors and Executive Officers of the Registrant—Arrangements and Understandings."

        The Series B Agreement provides that the holders of the Series B preferred stock will have a right of first refusal to acquire up to a total of $5 million in the next private financing that we might choose to initiate.

        The Series B preferred stock is convertible at any time into Parent Class A common stock with registration rights. See below within this section, "—Certain Transactions—Registration Rights Agreements."

        MCI Agreements.    As of December 31, 2004, Parent continued to have a significant business relationship with MCI, including the following:

  •
  Under the MCI Traffic Carriage Agreement, Parent agreed to terminate all Alaska-bound MCI long distance traffic, to handle its toll-free 800 traffic originating in Alaska and terminating in the lower 49 states, its calling card customers when they are in Alaska, and its Alaska toll-free 800 traffic, and to provide data circuits to MCI as required.

  •
  Under a separate Company Traffic Carriage Agreement, MCI agreed to terminate certain of Parent's long-distance traffic terminating in the lower 49 states, excluding Washington, Oregon and Hawaii, to originate calls for our calling card customers when they are in the lower 49 states, to provide toll-free 800 service for our customer requirements outside of Alaska, and to provide certain Internet access services.

  •
  Two officers and employees of MCI (Messrs. Edgerton and Mooney) serve as Parent's directors. See within this prospectus, "Management—Directors and Executive Officers".

  •
  In June 2000 Parent granted stock options to certain of Parent's directors or the company for which each may have been employed (options to Mr. Mooney and another former director were granted to WorldCom Ventures, Inc., a wholly-owned indirect subsidiary of MCI).

  •
  Parent is a party to registration rights agreements with MCI regarding Parent's Class B common stock. See below within this section, "—Registration Rights Agreements."

        On July 21, 2002 MCI and substantially all of its active U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. On July 22, 2003 the United States Bankruptcy Court approved the settlement of pre-petition amounts owed to Parent by MCI and affirmed all of Parent's existing contracts with MCI. MCI emerged from bankruptcy protection on April 20, 2004. The remaining balance owed by MCI to Parent after this settlement was $11.1 million which Parent has used and plans to continue to use as a credit against amounts payable for services purchased from MCI. The MCI settlement and release agreement are further discussed elsewhere in the prospectus. As of December 31, 2004, MCI was in compliance with the terms of those agreements.

        Revenues attributed to the MCI Traffic Carriage Agreement in 2004 were approximately $81,741,000, or approximately 19.2% of total revenues. Payments by Parent to MCI under the Company Traffic Carriage Agreement in 2004 in the form of credits applied to Parent's receivables from MCI were approximately $4.2 million, or approximately 3.0% of total cost of sales and services. The MCI Traffic Carriage Agreement provides for a term to July 2008.

        Duncan Leases.    Parent entered into a long-term capital lease agreement ("Duncan Lease") in 1991 with a partnership in which Mr. Duncan held a 50% ownership interest. Mr. Duncan sold his interest in the partnership in 1992 to Dani Bowman, who later became Mr. Duncan's spouse. However, Mr. Duncan remains a guarantor on the note which was used to finance the acquisition of the property subject to the Duncan Lease. That property consists of a building presently occupied by Parent. The original Duncan Lease term was 15 years with monthly payments of $14,400, increasing in $800 increments at each two-year anniversary of the lease, beginning in 1993.

        As of December 31, 2004, the monthly payments were $20,860 per month. The Duncan Lease provided that, if the property was not sold prior to the end of the tenth year of the lease, the partnership would pay to Parent the greater of one-half of the appreciated value of the property over $1,035,000, or $500,000. Parent received payment of $500,000 in the form of a note in February 2002. The property subject to the Duncan Lease was capitalized in 1991 at the partnership's cost of $900,000, and the Duncan Lease obligation was recorded in the consolidated financial statements of Parent.

        On September 11, 1997, Parent purchased, for $150,000, a parcel of property adjoining the property subject to the Duncan Lease. The parcel was purchased to provide space for additional parking facilities for Parent's use of the adjoining property under the Duncan Lease. A portion of the parcel, valued at $87,900, was simultaneously deeded to Dani Bowman in order to accommodate the platting requirements of the Municipality of Anchorage necessary to allow use of the parcel for parking facilities. In June 1999, Parent agreed, in exchange for a payment of $135,000, to extend the lease term for an additional five-year term expiring September 30, 2011 at a rental rate of $20,000 per month and to incorporate the adjoining property into the lease agreement. The lease was further amended in 2002 to increase the rental rate to $20,860 per month for the period October 1, 2003 through September 30, 2006, and to increase the rental rate to $21,532 per month for the period October 1, 2006 through September 30, 2011, the end of the lease term.

        In January 2001 Parent entered into an aircraft operating lease agreement with a company owned by Mr. Duncan. The lease agreement is month-to-month and may be terminated at any time upon 120 days written notice. Upon executing the lease agreement, the lessor was granted an option to purchase 250,000 shares of Parent's Class A common stock at $6.50 per share, all of which were fully exercisable as of December 31, 2004. Parent paid a deposit of $1.5 million to the lessor in connection with the lease agreement. The deposit will be repaid to Parent upon the earlier of six months after the lease terminates or nine months after the date of a termination notice as provided in the lease agreement. Effective in January 2002 the lease payment was increased to $50,000 per month and the lessor agreed to repay the deposit upon termination of the lease. Parent agreed to allow the lessor, at its option, to repay the deposit with Parent common stock, assuming such repayment did not violate any covenants in Parent's preferred stock agreements or credit facilities. On February 25, 2005 Parent amended the aircraft operating lease to accommodate the lessor's purchase of a replacement aircraft. The amendment increases the monthly lease rate from $50,000 to $75,000 upon the earlier of the sale of the aircraft covered by the original lease agreement or May 25, 2005. Prior to the sale of the aircraft covered by the original lease agreement or May 25, 2005, Parent pays a monthly lease rate of $125,000. Other terms of the lease were not changed.

Indebtedness of Management

        Federal securities law prohibits public companies, such as Parent, from extending, maintaining or arranging credit to, for, or on behalf of its executive officers and directors. Loans made before July 29, 2002 are grandfathered, i.e., allowed to remain effective. However, material modifications of grandfathered loans are prohibited. The several existing loans to the Named Executive Officers are subject to those provisions of the act and must be paid off in accordance with their terms.

        A significant portion of the compensation paid to Parent's executive officers is in the form of stock options. Because insider sales of Parent's capital stock upon exercise of such options might have a negative impact on the price of Parent's common stock, Parent's board had encouraged its executive officers not to exercise stock options and sell the underlying stock to meet personal financial requirements. Parent had instead extended loans to such executive officers. As of December 31, 2004, total indebtedness of management was $6,636,491 (including accrued interest of $834,381), $350,000 in principal amount of which was secured by shares or options, and $5,452,110 of which was unsecured.

        The largest aggregate principal amount of indebtedness owed by executive officers since the beginning of 2004 through December 31, 2004, and the amount of principal and accrued interest that remained outstanding as of December 31, 2004 were as follows (executive officers not listed had no indebtedness to Parent during that period):

Name	Largest Aggregate Principal Amount Outstanding($)	Principal Amount Outstanding as of December 31, 2004($)	Interest Amount Outstanding as of December 31, 2004($)
Ronald A. Duncan	4,333,278	3,666,890	632,106
G. Wilson Hughes	1,486,763	1,486,763	2,800
William C. Behnke	933,426	350,000	130,837
Richard P. Dowling	1,275,981	25,000	3,339
John M. Lowber	369,058	273,457	65,299
Richard D. Westlund	621,381	-0-	-0-

        Mr. Duncan's loans were made for his personal use and to exercise rights under stock option agreements. The loans accrue interest at the prime rate as published in the Wall Street Journal and are unsecured. The first repayment installment became due on December 31, 2003 in the amount of $750,000. Subsequent installments become due in that amount on each of December 31, 2004 through 2007, with any remaining balance due on February 8, 2007, together with accrued interest. The loan agreement included a provision that allowed a $500,000 payment, that would otherwise have been due on December 31, 2002, to be extended to February 8, 2007 in exchange for a payment of $25,000. The payment date was extended in return for Mr. Duncan's payment of $25,000 to Parent on December 31, 2002. The amounts due may be paid in either cash or stock. Payments in stock will be valued at the closing price of the stock on the date of payment. Payments in stock are subject to the covenants in Parent's preferred stock agreements and credit facilities.

        In addition to the previously described indebtedness of Mr. Duncan, during 2002 Parent made payments to others on behalf of Mr. Duncan in the amount of $6,373. The cumulative amount of these payments by Parent during 2004 totaled $6,030. The payments bear no interest, and Parent was reimbursed by Mr. Duncan for them. A credit balance of $6,897 due Mr. Duncan remained outstanding as of December 31, 2004.

        Mr. Hughes' loans were made for his personal use and to exercise rights under stock option agreements with Parent. The loans accrue interest at Parent's variable rate under its senior secured credit facility, are unsecured, and become due together with accrued interest through December 3, 2006.

        Mr. Behnke's loans were made for his personal use and to exercise rights under stock option agreements with Parent. Mr. Behnke's notes are secured by Class A common stock held by Mr. Behnke. Mr. Behnke's loans bear interest at Parent's variable rate under its senior secured credit facility. The notes are due, together with accrued interest, in November and December 2006.

        The remaining $25,000 owed by Mr. Dowling is unsecured, is payable in full on December 31, 2006 and bears interest at Parent's variable rate under its senior secured credit facility.

        The loans to Mr. Lowber were made for his personal use and to exercise rights under stock option agreements with Parent. Notes in the principal amount of $150,122 bear interest at Parent's variable rate under its senior secured credit facility, and the remaining principal amount of $123,335 bears interest at a rate of 6.49% per annum. So long as Mr. Lowber remains in Parent's employ, the accrued interest on the $123,335 note is to be waived at the beginning of each year. The loans are unsecured and are due through June 30, 2006.

Registration Rights Agreements

        Parent is a party to registration rights agreements ("Registration Rights Agreements") with the following:

  •
  MCI (including subsidiaries) regarding all shares it holds in Parent Class B common stock

  •
  Toronto Dominion regarding all shares it holds in Parent Series B preferred stock

  •
  Several investors who presently hold $70 million of the Senior Notes issued in November 2004 and for which GCI, Inc. is obligated to file a registration statement by April 6, 2005

        MCI and Toronto Dominion are significant shareholders of the indicated classes or series of Parent stock. For example, Toronto Dominion is the holder of all 4,314 shares outstanding of the Series B preferred stock. For holdings of other classes see elsewhere in this prospectus, "Security Ownership of Certain Beneficial Owners and Management—Ownership of Parent—Principal Shareholders." As of December 31, 2004, none of these persons or their affiliates, other than those identified elsewhere in this prospectus, were directors, officers or nominees for election as directors of Parent, or members of the immediate family of such directors, officers, or nominees.

        The Registration Rights Agreements with MCI and Toronto Dominion share several common terms. Under the terms of either agreement, if Parent proposes to register any of its securities under the Securities Act for its own account or for the account of one or more of its shareholders, Parent must notify all of the holders under the agreement of that intent. In addition, Parent must allow the holders an opportunity to include their shares ("Registerable Shares") in that registration.

        Under both the MCI and Toronto Dominion Registration Rights Agreements, each holder also has the right, under certain circumstances, to require Parent to register all or any portion of such holder's Registerable Shares under the Securities Act. These agreements are both subject to certain limitations and restrictions, including, in cases other than the Series B preferred stock, Parent's right to limit the number of Registerable Shares included in the registration. Generally, Parent is required to pay all registration expenses in connection with each registration of Registerable Shares pursuant to these agreements.

        The Registration Rights Agreement between MCI and Parent, specifically requires Parent to effect no more than four demand registrations at the request of MCI and an unlimited number of opportunities to include its Registerable Shares in other of Parent's security registrations. However, each registration request by MCI must include Registerable Shares having an aggregate market value equal to or more than $1.5 million. The agreement between Toronto Dominion and Parent pertains to Class A common stock which is issued by Parent upon the holder's exercise of rights to convert the preferred stock to Class A common stock. The agreement specifically requires Parent to effect no more than two registrations at the request of holders of at least 15% of the registerable securities.

DESCRIPTION OF THE NEW NOTES

        GCI, Inc. will issue the new notes under an indenture (the "Indenture"), between itself and Union Bank of California, N.A., as Trustee (the "Trustee"). GCI, Inc. previously issued $250 million aggregate principal amount of 7.25% Senior Notes due 2014 pursuant to the Indenture, and the Indenture allows GCI, Inc. to issue additional notes from time to time. The old notes and the new notes constitute part of a single class of securities together with the initial notes and have the same terms as the initial notes, except as otherwise described in this prospectus. References to "Notes" in the following summary of the material provisions of the Indenture refer where the context so requires to the new notes offered hereby, the old notes and the initial notes.

        The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture may be obtained from GCI, Inc. and is filed with the SEC as Exhibit 4.1 to the registration statement of which this prospectus is a part. You can find definitions of certain capitalized terms used in this description under "—Certain Definitions."

        GCI, Inc. will issue the new notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the new notes. The new notes may be presented for registration or transfer and exchange at the offices of the Registrar. GCI, Inc. may change any Paying Agent and Registrar without notice to holders of the new notes (the "Holders"). GCI, Inc. will pay principal (and premium, if any) on the new notes at the Trustee's corporate office in New York, New York. At GCI, Inc.'s option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any old notes that remain outstanding after the completion of the Exchange Offer, together with the new notes issued in connection with the exchange offer and the initial notes, will be treated as a single class of securities under the Indenture. We will use our reasonable best efforts to cause the new notes and the initial notes to be assigned the same CUSIP number.

Principal, Maturity and Interest

        The new notes will mature on February 15, 2014, and will be initially issued in an aggregate principal amount of $70 million. Additional new notes may be issued from time to time, subject to the limitations set forth under "—Certain Covenants—Limitation on Indebtedness." The new notes will bear interest at the rate of 7.25% per annum and will be payable semiannually in cash on February 15 and August 15 of each year, beginning on August 15, 2005, to the persons who are registered holders of the new notes at the close of business on the preceding February 1 or August 1, as the case may be. Interest on the new notes will accrue from February 15, 2005, the most recent date to which interest was paid on the old notes.

Ranking

        The new notes will be senior unsecured obligations of GCI, Inc., will rank pari passu in right of payment with all other existing and future senior indebtedness of GCI, Inc. and will be senior in right of payment to all future subordinated indebtedness of GCI, Inc. As of December 31, 2004, the total consolidated indebtedness of GCI, Inc. was $620.6 million. At such date, GCI, Inc. had no indebtedness subordinated to the new notes.

        In addition, all existing and future indebtedness and other liabilities and obligations of GCI, Inc.'s Subsidiaries, including borrowings under the senior secured credit facility, will be effectively senior in right of payment to the new notes and could be material. As of December 31, 2004, the total balance sheet liabilities of GCI, Inc.'s Subsidiaries, was $295.9 million, of which $160.8 million was secured indebtedness.

        Although the Indenture contains limitations on the amount of additional Indebtedness which GCI, Inc. and its Restricted Subsidiaries may Incur, the amounts of such Indebtedness could be substantial and, in any case, significant amounts of such Indebtedness may be Indebtedness of Subsidiaries (which will be effectively senior in right of payment to the new notes). See "—Certain Covenants." Moreover, claims of creditors of GCI, Inc.'s Subsidiaries, including trade creditors, and holders of Preferred Stock of GCI, Inc.'s Subsidiaries (if any), will generally have a priority as to the assets of such Subsidiaries over the claims of GCI, Inc.

        The new notes are obligations exclusively of GCI, Inc. Since the operations of GCI, Inc. are conducted through Subsidiaries, GCI, Inc.'s cash flow and the consequent ability to service debt of GCI, Inc., including the new notes, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, GCI, Inc. The payment of dividends and the making of loans and advances to the Issuer by its Subsidiaries are subject to statutory and contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations. See "Risk Factors—Risk Relating to the New Notes—GCI, Inc., the sole obligor of the new notes, is a holding company. We may not be able to service the new notes because of our operational structure."

Optional Redemption

        The new notes are not redeemable prior to February 15, 2009. At any time on or after February 15, 2009, the new notes are redeemable at the option of GCI, Inc., in whole or in part, on not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption:

        If redeemed during the 12-month period commencing February 1 of the year indicated:

Year	Redemption Price
2009	103.625%
2010	102.417%
2011	101.208%
2012 and thereafter	100.000%

        Notwithstanding the foregoing, on or prior to February 17, 2007, GCI, Inc. may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to a maximum of 35% of the initially outstanding aggregate principal amount of Notes at a redemption price equal to 107.25% of the principal amount of the Notes(determined at the redemption date), together with accrued and unpaid interest thereon to the date of redemption; provided that not less than 65% of the principal amount of the Notes issued under the Indenture remain outstanding following any such redemption.

        As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Stock of Parent or GCI, Inc. pursuant to a registration statement filed with the Commission in accordance with the Securities Act; provided that in the event of a Public Equity Offering by Parent, Parent contributes to the capital of GCI, Inc. as common equity the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price (plus accrued and unpaid interest thereon to the redemption date) of the Notes to be redeemed pursuant to the preceding paragraph.

        In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depositary Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that related to such Notes shall state the portion of the principal amount thereof to be redeemed. Another Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Notes. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as GCI, Inc. has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Sinking Fund

        There will be no mandatory sinking fund payments for the new notes.

Change of Control

        Upon the occurrence of a Change of Control, each holder of new notes shall have the right to require GCI, Inc. to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's new notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date (the "Change of Control Payment"). A Change of Control will not occur if the persons obtaining control of GCI, Inc. are one or more of the Permitted Holders.

        Within 30 days following any Change of Control, GCI, Inc. shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) mail a notice to each holder of Notes stating: (1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to this section and that all Notes timely tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Notes (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (4) that any Notes (or portions thereof) not tendered will continue to accrue interest; (5) a description of the transaction or transactions constituting the Change of Control; and (6) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

        GCI, Inc. will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the "Change of Control" provisions of the Indenture, GCI, Inc. will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

        Except as described above with respect to a Change of Control, the Indenture does not contain any provisions that permit the holders of the Notes to require that GCI, Inc. purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

        Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that GCI, Inc. would decide to do so in the future. Subject to the limitations discussed below, GCI, Inc. could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect GCI, Inc.'s capital structure or credit ratings. Restrictions on the ability of GCI, Inc. to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness" and "—Certain Covenants—Limitation on Liens." Such restrictions can only be waived with the consent of the registered holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        The senior secured credit facility imposes restrictions on the ability of GCI, Inc.'s Subsidiaries to pay dividends or make distributions to GCI, Inc. Such restrictions may limit the ability of GCI, Inc. to fund any purchase of the Notes upon a Change of Control. There can be no assurance that GCI, Inc. will be able to fund any purchase of the Notes upon a Change of Control.

Certain Covenants

        The Indenture contains, among others, the following covenants:

        Limitation on Indebtedness.    GCI, Inc. shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness; provided, however, that (a) if after giving pro forma effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence, GCI, Inc. may Incur Indebtedness and Restricted Subsidiaries may borrow or Guarantee borrowings under the senior secured credit facility, or incur Indebtedness that is Vendor Financing, if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Leverage Ratio of GCI, Inc. and the Restricted Subsidiaries (on a consolidated basis) would not exceed 6.0 and(b) Permitted Indebtedness may be Incurred."

        "Permitted Indebtedness" is defined to include any and all of the following:(i) Indebtedness pursuant to the senior secured credit facility incurred under this clause (i) in an aggregate principal amount outstanding at any time not to exceed the greater of (a) $250 million, reduced by the amount of any prepayments made on the Indebtedness incurred under the senior secured credit facility pursuant to "—Limitation on Asset Sales" or (b) 3.0 times Trailing EBITDA of GCI, Inc. and its Restricted Subsidiaries; provided, however, that the amount of Indebtedness permitted to be incurred pursuant to either clause (a) or (b) is reduced by the amount of then outstanding Vendor Financing, or refinancing thereof, secured by a Lien, incurred pursuant to clause (xii), or pursuant to clause (iii) in the case of a refinancing, of the definition of Permitted Liens; (ii) Indebtedness of GCI, Inc. evidenced by the initial notes; (iii) Indebtedness of GCI, Inc. owing to and held by a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by GCI, Inc. or any Restricted Subsidiary; provided, however, that any event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to GCI, Inc. or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; provided, further, that any Indebtedness of GCI, Inc. owing to and held by a Restricted Subsidiary shall be expressly subordinated to the Notes; (iv) Indebtedness (other than Indebtedness permitted by the immediately preceding paragraph or elsewhere in this paragraph) in an aggregate principal amount outstanding at any time not to exceed $15 million; (v) Indebtedness under Interest Rate Agreements entered into for the purpose of limiting interest rate risks, provided, that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant; (vi) Indebtedness in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit; (vii) Indebtedness outstanding on February 17, 2004, the issue date of the initial notes, other than under the senior secured credit facility (after giving effect to the application of the proceeds of the sale of the initial notes); and (viii) Permitted Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to clause (a) of the immediately preceding paragraph and clauses (ii) and (vii) above.

        Limitation on Restricted Payments.    GCI, Inc. shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment, (a) a Default or an Event of Default shall have occurred and be continuing, (b) GCI, Inc. could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Limitation on Indebtedness" or (c) the aggregate amount of such Restricted Payment and all other Restricted Payments made since August 1, 1997 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of (i) the excess of (A) Cumulative EBITDA over (B) the product of 1.5 and Cumulative Interest Expense, (ii) Capital Stock Sale Proceeds, (iii) the amount by which Indebtedness of GCI, Inc. or any Restricted Subsidiary is reduced on GCI, Inc.'s balance sheet upon the conversion or exchange (other than by a Subsidiary of GCI, Inc.) subsequent to February 17, 2004 of any Indebtedness of GCI, Inc. or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of GCI, Inc. (less the amount of any cash or other Property distributed by GCI, Inc. or any Restricted Subsidiary upon conversion or exchange) and (iv) an amount equal to the net reduction in Investments made by GCI, Inc. and its Restricted Subsidiaries subsequent to February 17, 2004 in any Person resulting from (A) dividends, repayment of loans or advances, or other transfers or distributions of Property (but only to the extent GCI, Inc. excludes such transfers or distributions from the calculation of Cumulative EBITDA for purposes of clause (c)(i)(A) above), in each case to GCI, Inc. or any Restricted Subsidiary from any Person or (B) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed, in the case of (A) or (B) of this subclause (iv), the amount of such Investments previously made by GCI, Inc. and its Restricted Subsidiaries in such Person or such Unrestricted Subsidiary, as the case may be, which were treated as Restricted Payments.

        Notwithstanding the foregoing limitation, GCI, Inc. and its Restricted Subsidiaries, may (a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture, (b) redeem, repurchase, defease, acquire or retire for value, any Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes with the proceeds of any Indebtedness that is Permitted Refinancing Indebtedness in respect of such subordinated Indebtedness, (c) acquire, redeem or retire Capital Stock of GCI, Inc. or Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of GCI, Inc. (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of GCI, Inc. or an employee stock ownership plan or other trust established by GCI, Inc. or any Subsidiary of GCI, Inc.), (d) when GCI, Inc. could incur at least one dollar of additional indebtedness pursuant to clause (a) of the first paragraph of "Limitation on Indebtedness," make Investments in Persons the primary businesses of which are Related Businesses (other than Investments in the Capital Stock of GCI, Inc.) in an amount at any time outstanding not to exceed in the aggregate for all such Investments made in reliance upon this clause (d), the sum of (i) $35 million and (ii) an amount equal to the net reduction in Investments made by GCI, Inc. and its Restricted Subsidiaries subsequent to February 17, 2004 in any Person resulting from payments of dividends, repayment of loans or advances, or other transfers or distributions of Property (to the extent not included in EBITDA) to GCI, Inc. or any Restricted Subsidiary from any Person (but only to the extent such net reduction in Investments has not been utilized to permit a Restricted Payment pursuant to clause (c)(i) or (c)(iv) in the immediately preceding paragraph) not to exceed, in the case of clause (d)(ii), the amount of such Investments previously made by GCI, Inc. and its Restricted Subsidiaries in such Person which were treated as Restricted Payments, (e) purchase or redeem Capital Stock in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees of Parent, GCI, Inc. or one of its Subsidiaries; provided, however, that the amount paid in connection with all such redemptions or repurchases pursuant to this clause (e) shall not exceed in any fiscal year $2 million in the aggregate, and (f) additional Restricted Payments up to an aggregate amount of $65 million if at the time of making any such Restricted Payment, the Leverage Ratio of GCI, Inc. and its Restricted Subsidiaries (on a consolidated basis) is less than 5.0 to 1.0.

        Any payments made pursuant to clauses (b) and (c) of the immediately preceding paragraph shall be excluded from the calculation of the aggregate amount of Restricted Payments made after February 17, 2004; provided, however, that the proceeds from the issuance of Capital Stock pursuant to clause (c) of the immediately preceding paragraph shall not constitute Capital Stock Sale Proceeds for purposes of clause (c)(ii) of the first paragraph of this covenant. GCI, Inc. may, at the time of any Restricted Payment, designate, by delivery to the Trustee of an Officers' Certificate referencing this covenant and such designation, whether such Restricted Payment is being made in accordance with the second preceding paragraph or, if applicable, the clause of the preceding paragraph pursuant to which such Restricted Payment is being made.

        Limitation on Liens.    GCI, Inc. shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property, whether now owned or hereafter acquired, or any interest therein, or any income or profits there from, unless (a) with respect to any Restricted Subsidiary, such Lien secures Indebtedness other than Guarantees of Indebtedness of GCI, Inc. or (b) effective provision has been or will be made whereby the Notes will be secured by such Lien equally and ratably with all other Indebtedness of GCI, Inc. or any Restricted Subsidiary secured by such Lien; provided, however, that no Lien may be granted with respect to Indebtedness of GCI, Inc. that is subordinated to the Notes.

        Limitation on Asset Sales.    GCI, Inc. shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale after February 17, 2004 unless (i) GCI, Inc. or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale and (ii) (A) at least 80% of the consideration paid to GCI, Inc. or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or cash equivalents or (B) the consideration paid to GCI, Inc. or such Restricted Subsidiary is determined in good faith by the board of directors of GCI, Inc., as evidenced by a board resolution, to be substantially comparable in type to the assets being sold; provided, however, this clause (ii) shall not apply to any sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of GCI, Inc. or any Restricted Subsidiary, as the case may be.

        The Net Available Cash (or any portion thereof) from Asset Sales may be applied by GCI, Inc. or a Restricted Subsidiary, (A) to prepay, repay or purchase Indebtedness under the senior secured credit facility or Indebtedness of a Restricted Subsidiary (excluding Indebtedness owed to GCI, Inc. or an Affiliate of GCI, Inc.); or (B) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by GCI, Inc. or another Restricted Subsidiary).

        Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within one year from the date of such Asset Sale or the receipt of such Net Available Cash shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million (taking into account income earned on such Excess Proceeds), GCI, Inc. will be required to make an offer to purchase (the "Prepayment Offer") the Notes, and any other Indebtedness, if any, that ranks pari passu with the Notes and contains similar provisions requiring an Asset Sale prepayment offer, on a pro rata basis, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (if any) to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture (or, in the event of Indebtedness that is discounted, at a price of the then accreted value thereof); provided, however, if any other such Indebtedness that ranks pari passu with the Notes does not contain similar Asset Sale prepayment offer provisions with regard to the pro rata repayment of such other Indebtedness and the Notes, GCI, Inc. will be required to purchase the Notes before purchasing any other such Indebtedness from such Excess Proceeds. If the aggregate principal amount of Notes surrendered for purchase by holders thereof exceeds the amount of Excess Proceeds allocated to the Notes, then the Trustee shall select the Notes to be purchased pro rata according to principal amount or by lot with such adjustments as may be deemed appropriate by GCI, Inc. so that only Notes in denominations of $1,000, or integral multiples thereof, shall be purchased. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and, provided that all holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, GCI, Inc. or such Restricted Subsidiary may use such remaining amount for general corporate purposes and the amount of Excess Proceeds will be reset to zero.

        Within five Business Days after one year from the date of an Asset Sale or the receipt of Net Available Cash therefrom, GCI, Inc. shall, if it is obligated to make a Prepayment Offer, send a written notice, by first-class mail, to the holders of the Notes (the "Prepayment Offer Notice"), accompanied by such information regarding GCI, Inc. and its Subsidiaries as GCI, Inc. in good faith believes will enable such holders of the Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things, (a) that GCI, Inc. is offering to purchase Notes pursuant to the provisions of the Indenture described herein under "—Limitation on Asset Sales," (b) that any Notes (or any portion thereof) accepted for payment (and duly paid on the Purchase Date (defined below)) pursuant to the Prepayment Offer shall cease to accrue interest after the Purchase Date, (c) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days from the date the Prepayment Offer Notice is mailed (the "Purchase Date"), (d) the aggregate principal amount of Notes (or portions thereof) to be purchased and (e) a description of the procedure which holders of Notes must follow in order to tender their Notes (or portions thereof) and the procedures that holders of Notes must follow in order to withdraw an election to tender their Notes (or portions thereof) for payment.

        GCI, Inc. will comply, to the extent applicable, with the requirements of Rule 14e-1under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, GCI, Inc. will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

        Limitation on Restrictions on Distributions from Restricted Subsidiaries.    GCI, Inc. shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause to become effective, any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Indebtedness or other obligation owed, to GCI, Inc. or any other Restricted Subsidiary, (b) make any loans or advances to GCI, Inc. or any other Restricted Subsidiary or (c) transfer any of its Property to GCI, Inc. or any other Restricted Subsidiary. Such limitation will not apply (1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions (i) in existence under or by reason of any agreements (not otherwise described in clause (iii)) in effect on February 17, 2004, (ii) relating to Indebtedness of a Restricted Subsidiary and existing at such Restricted Subsidiary at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by GCI, Inc., (iii) any encumbrance or restriction pursuant to (x) the senior secured credit facility as in effect on February 17, 2004 and (y) any agreement which amends, extends, renews, refinances, replaces or refunds the senior secured credit facility, provided, however, that in the case of this subclause (y), such restrictions or encumbrances are no less favorable to the holders of the Notes than those restrictions or encumbrances pursuant to the senior secured credit facility as in effect on February 17, 2004 except that provisions in the senior secured credit facility permitting excess cash flow to be used for up to $15 million in restricted payments or investments may be deleted; provided, further, however, that in the case of subclauses (x) and (y), the provisions of the senior secured credit facility (A) permit (whether explicitly or as a result of the relative maturities of the senior secured credit facility and the Notes) distributions to the Issuer for the purpose of, and in an amount sufficient to fund, the payment of principal due at stated maturity and interest in respect of the Notes (provided, in either case, that such payment is due or to become due within 30 days from the date of such distribution) at a time when there does not exist an event which after notice or passage of time or both would permit the lenders under the senior secured credit facility to declare all amounts thereunder due and payable, and (B) provide that in no event shall any encumbrance or restriction pursuant to the senior secured credit facility prohibit distributions for Indebtedness on the Notes for more than 180 days in any consecutive 360 day period, unless (1) there exists a default under the senior secured credit facility resulting from any payment default under the senior secured credit facility when due or (2) the maturity of the senior secured credit facility has been accelerated, or (iv) which result from the extension, renewal, refinancing, replacement, refunding or amendment of an agreement referred to in the immediately preceding clauses (1)(i) and (ii) above and in clauses (2)(i) and (ii) below, provided, such encumbrance or restriction is no more restrictive to such Restricted Subsidiary and is not materially less favorable to the holders of Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced, replaced, refunded or amended, and (2) with respect to clause (c) only, to (i) any encumbrance or restriction relating to Indebtedness that is permitted to be Incurred and secured pursuant to the provisions under "—Limitation on Indebtedness" and "—Limitation on Liens" that limits the right of the debtor to dispose of the assets or Property securing such Indebtedness, (ii) any encumbrance or restriction in connection with an acquisition of Property, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition, (iii) customary provisions restricting subletting or assignment of leases of GCI, Inc. or any Restricted Subsidiary and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder or (iv) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

        Limitation on Transactions with Affiliates.    GCI, Inc. shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of GCI, Inc. (an "Affiliate Transaction") unless (a) the terms of such Affiliate Transaction are (i) set forth in writing, (ii) in the best interest of GCI, Inc. or such Restricted Subsidiary, as the case may be, and (iii) no less favorable to GCI, Inc. or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of GCI, Inc. or such Restricted Subsidiary, (b) with respect to an Affiliate Transaction involving aggregate payments or value in excess of $15 million, the board of directors of GCI, Inc. (including a majority of the disinterested members of the board of directors of GCI, Inc.) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(ii) and (iii) of this paragraph as evidenced by a board resolution and (c) with respect to an Affiliate Transaction involving aggregate payments or value in excess of $25 million, GCI, Inc. obtains a written opinion from an independent appraisal firm to the effect that such Affiliate Transaction is fair, from a financial point of view to GCI, Inc. or such Restricted Subsidiary, as applicable.

        Notwithstanding the foregoing limitation, GCI, Inc. may enter into or suffer to exist the following: (i) any transaction pursuant to any contract in existence on February 17, 2004 on the terms of such contract as in effect on February 17, 2004; (ii) any transaction or series of transactions between GCI, Inc. and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries; (iii) any Restricted Payment permitted to be made pursuant to "—Limitation on Restricted Payments"; (iv) the payment of compensation(including, amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of Parent, GCI, Inc. or any of its Restricted Subsidiaries, so long as the board of directors of GCI, Inc. in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor; and (v) loans and advances to employees of Parent, GCI, Inc. or a Restricted Subsidiary made in the ordinary course of business and consistent with past practice of Parent, GCI, Inc. or such Restricted Subsidiary, as the case may be, provided, that such loans and advances do not exceed in the aggregate $6 million at any one time outstanding.

        Ownership of Significant Subsidiaries.    GCI, Inc. will at all times maintain, either directly or indirectly, 100% ownership of the Capital Stock of any Person that is or becomes a Significant Subsidiary of GCI, Inc.; provided, however, that (i) GCI, Inc. may, directly or indirectly, acquire after February 17, 2004 and thereafter maintain ownership comprising less than100% of the Capital Stock of such Person provided such acquisition is otherwise effected in accordance with the terms of the Indenture and (ii) GCI, Inc. may transfer, convey, sell or otherwise dispose of all or substantially all of the assets of a Significant Subsidiary as permitted pursuant to "—Limitation on Asset Sales."

        Operation of Unrestricted Subsidiaries.    GCI, Inc. shall cause each of its Unrestricted Subsidiaries (i) to maintain continuously articles or a certificate of incorporation or, in the case of a partnership, a partnership agreement, (ii) to maintain separate books and records including, without limitation, separate financial statements; (iii) not to commingle any of its properties or assets with the properties or assets of GCI, Inc. or any Restricted Subsidiary; (iv) to pay its liabilities, the salaries of its employees and all consultant and advisor fees and expenses directly out of funds that do not comprise in whole or in part the funds of GCI, Inc. or any of its Restricted Subsidiaries and (v) otherwise to hold itself out as a separate entity.

        Prohibition on Incurrence of Certain Indebtedness.    GCI, Inc. shall not incur any Indebtedness that is subordinated to any other Indebtedness of GCI, Inc. unless such Indebtedness is subordinated on the same basis to the Notes.

        Merger, Consolidation and Sale of Assets.    GCI, Inc. will not merge or consolidate with or into any other entity (other than a merger of a wholly-owned Restricted Subsidiary into GCI, Inc.) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its Property in any one transaction or series of transactions unless: (a) the entity formed by or surviving any such consolidation or merger (if GCI, Inc. is not the surviving entity) or the Person to which such sale, transfer, assignment, lease, conveyance or other disposition is made (the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, the due and punctual payment of the principal of, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by GCI, Inc.; (b) immediately before and after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing; (c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), GCI, Inc. or the Surviving Entity, as the case may be, would be able to Incur at least $1.00 of additional Indebtedness under clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness"; and (d) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of GCI, Inc.'s Property, such Property shall have been transferred as an entirety or virtually as an entirety to one Person.

        In connection with any consolidation, merger or transfer contemplated by this provision, GCI, Inc. shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer, assignment, lease, conveyance or other disposition and the supplemental indenture in respect thereof comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

        SEC Reports.    Notwithstanding that GCI, Inc. may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, GCI, Inc. shall file with the Commission and provide the Trustee and holders of the Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections; such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

        Conduct of Business.    GCI, Inc. and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which GCI, Inc. and its Restricted Subsidiaries are engaged on February 17, 2004.

        Payments for Consent.    GCI, Inc. will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        Events of Default in respect of the Notes as set forth in the Indenture include: (i) failure to make any payment of any principal of any of the Notes when the same becomes due and payable at maturity, upon acceleration, redemption, optional redemption, required purchase or otherwise; (ii) failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days; (iii) failure to comply with any other covenant or agreement in the Notes or in the Indenture and such failure continues for 30 days after written notice from the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding; (iv) a default under any Indebtedness for borrowed money by GCI, Inc. or any Restricted Subsidiary which results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness when due within any applicable grace period, in a total amount greater than $15 million (the "Cross Acceleration Provisions"); (v) any judgment or judgments for the payment of money in an uninsured aggregate amount in excess of $15 million shall be rendered against GCI, Inc. or any

Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of30 consecutive days during which a stay of enforcement shall not be in effect (the "Judgment Default Provisions"); and (vi) certain events involving bankruptcy, insolvency or reorganization of GCI, Inc. or any Restricted Subsidiary (the "Bankruptcy Provisions"). The Indenture provides that the Trustee may withhold from the holders of the Notes notice of any Default (other than payment Defaults) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

        The Indenture will provide that if an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to GCI, Inc. or any Restricted Subsidiary) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the Notes then outstanding, may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to GCI, Inc. or a Restricted Subsidiary shall occur, such amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

        The registered holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing Default, other than payment Defaults, with respect to the Notes or compliance with any provision of the Indenture and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

        No holder of the Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such holder shall have previously given to the Trustee written notice of a continuing Event of Default, (ii) the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, (iii) the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the new notes then outstanding a direction inconsistent with such request, and (iv) the Trustee shall have failed to institute such proceeding within 60 days; provided, however, such limitations do not apply to a suit instituted by a holder of any Notes for enforcement of payment of the principal of, premium, if any, or interest on such Notes on or after the respective due dates expressed in such Notes.

Amendments and Waivers

        The Indenture may be amended with the consent of the registered holders of a majority in principal amount of the Notes to be affected then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and any past Default, other than payment Defaults, or compliance with any provisions may also be waived with the consent of the registered holders of a majority in principal amount of the Notes to be affected then outstanding; provided, however, without the consent of each holder of an outstanding Note to be affected, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Notes, (iii) reduce the principal of or extend the Stated Maturity of any Notes, (iv) make any Notes payable in money other than that stated in the Notes, (v) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vi) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the holders of the Notes, (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions, (viii) reduce the premium payable upon the redemption of any Notes or change the time at which any Notes may or shall be redeemed as described under "Optional Redemption," or (ix) after GCI, Inc.'s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of GCI, Inc. to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto.

        Without the consent of any holder of the Notes, GCI, Inc. and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of GCI, Inc. under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of GCI, Inc. for the benefit of the holders of the Notes or to surrender any right or power conferred upon GCI, Inc., to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

        The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, GCI, Inc. is required to mail to registered holders of the Notes affected a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Legal Defeasance and Covenant Defeasance

        GCI, Inc. may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that GCI, Inc. shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

        (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

        (2)   GCI, Inc.'s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

        (3)   the rights, powers, trust, duties and immunities of the Trustee and GCI, Inc.'s obligations in connection therewith; and

        (4)   the Legal Defeasance provisions of the Indenture.

        In addition, GCI, Inc. may, at its option and at any time, elect to have the obligations of GCI, Inc. released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, reorganization and insolvency events relating to GCI, Inc.) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

        (1)   GCI, Inc. must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

        (2)   in the case of Legal Defeasance, GCI, Inc. shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

          (a)   GCI, Inc. has received from, or there has been published by, the Internal Revenue Service a ruling; or

          (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3)   in the case of Covenant Defeasance, GCI, Inc. shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

        (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which GCI, Inc. or any of its Subsidiaries is a party or by which GCI, Inc. or any of its Subsidiaries is bound;

        (6)   GCI, Inc. shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by GCI, Inc. with the intent of preferring the Holders over any other creditors of GCI, Inc. or with the intent of defeating, hindering, delaying or defrauding any other creditors of GCI, Inc. or others;

        (7)   GCI, Inc. shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

        (8)   GCI, Inc. shall have delivered to the Trustee an opinion of counsel to the effect that:

  assuming no intervening bankruptcy of GCI, Inc. between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of GCI, Inc., after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

        (9)   certain other customary conditions precedent are satisfied.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of GCI, Inc.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

        (1)   either:

          (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by GCI, Inc. and thereafter repaid to GCI, Inc. or discharged from such trust) have been delivered to the Trustee for cancellation; or

          (b)   all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and GCI, Inc. has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from GCI, Inc. directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

        (2)   GCI, Inc. has paid all other sums payable under the Indenture by GCI, Inc.; and (3) GCI, Inc. has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Additional Assets" means (i) any Property (other than cash, cash equivalents or securities) to be owned by GCI, Inc. or a Restricted Subsidiary and used in a Related Business, (ii) the costs of improving or developing any Property owned by GCI, Inc. or a Restricted Subsidiary which is used in a Related Business and (iii) Investments in any other Person engaged primarily in a Related Business (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary or is merged or consolidated with or into GCI, Inc. or any Restricted Subsidiary.

        "Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or executive officer (a) of such specified Person, (b) of any Subsidiary of such specified Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of GCI, Inc. or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Asset Sale" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger or a Sale and Leaseback Transaction) by such Person or any of its Subsidiaries (or, in the case of GCI, Inc., its Restricted Subsidiaries) in any single transaction or series of transactions of (a) shares of Capital Stock or other ownership interests in another Person(including, with respect to GCI, Inc. and its Restricted Subsidiaries, Capital Stock of Unrestricted Subsidiaries) or (b) any other Property of such Person or any of its Restricted Subsidiaries; provided, however, that the term "Asset Sale" shall not include: (i) the sale or transfer of Temporary Cash Investments, inventory, accounts receivable or other Property (including, without limitation, the sale or lease of excess satellite transponder capacity and the sale or lease of excess fiber capacity) in the ordinary course of business; (ii) the liquidation of Property received in settlement of debts owing to such Person or any of its Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to such Person or any of its Restricted Subsidiaries in the ordinary course of business; (iii) when used with respect to GCI, Inc., any asset disposition permitted pursuant to "—Merger, Consolidation and Sale of Assets" which constitutes a disposition of all or substantially all of GCI, Inc.'s Property; (iv) the sale or transfer of any Property by such Person or any of its Restricted Subsidiaries to such Person or any of its Restricted Subsidiaries;(v) a disposition in the form of a Restricted Payment permitted to be made pursuant to "—Certain Covenants—Limitation on Restricted Payments"; or (vi) a disposition (taken together with any other dispositions in a single transaction or series of related transactions)with a Fair Market Value and a sale price of less than $5 million.

        "Attributable Indebtedness" means Indebtedness deemed to be incurred in respect of a Sale and Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any security, the quotient obtained by dividing (i) the sum of the products of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal or other redemption payment of such security multiplied by the amount of such payment by (ii) the sum of all such payments.

        "Capital Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

        "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrant, option or other interest in the nature of an equity interest in such Person, but excluding any debt security convertible or exchangeable into such equity interest.

        "Capital Stock Sale Proceeds" means the aggregate Net Cash Proceeds received by GCI, Inc. from the issue or sale (other than to a Subsidiary of GCI, Inc. or an employee stock ownership plan or trust established by GCI, Inc. or any Subsidiary of GCI, Inc.) by GCI, Inc. of any class of its Capital Stock (other than Disqualified Stock) after February 17, 2004.

        "Change of Control" means the occurrence of one or more of the following events:

        (1)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions), but other than by way of merger or consolidation, of all or substantially all of the assets of GCI, Inc. or Parent to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

        (2)   the approval by the holders of Capital Stock of GCI, Inc. or Parent, as the case may be, of any plan or proposal for the liquidation or dissolution of GCI, Inc. or Parent, as the case may be (whether or not otherwise in compliance with the provisions of the Indenture);

        (3)   any Person or Group (other than the Permitted Holders, any entity formed for the purpose of owning Capital Stock of GCI, Inc. or any direct or indirect Wholly Owned Subsidiary of Parent) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Voting Stock of GCI, Inc. or Parent; or

        (4)   the replacement of a majority of the board of directors of GCI, Inc. or Parent over a two-year period from the directors who constituted the board of directors of GCI, Inc. or Parent, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the board of directors of GCI, Inc. or Parent, as the case may be, then still in office who either were members of such board of directors at the beginning of such period or whose election as a member of such board of directors was previously so approved.

        "Consolidated Interest Expense" means, for any Person, for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, fees payable in connection with financings, including commitment, availability and similar fees, and amortization of debt issuance costs, non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under, and the net costs associated with, any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of dividends in respect of Disqualified Stock paid by such person, the amount of Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of such Person held other than by such Person or a Subsidiary (other than any Unrestricted Subsidiary) of such Person, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and the interest component of rentals in respect of any Capital Lease Obligation or Sale and Leaseback Transaction paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis for such Person and its Subsidiaries (or, in the case of GCI, Inc., its Restricted Subsidiaries) in accordance with GAAP consistently applied. For purposes of this definition, interest on a Capital Lease Obligation or a Sale and Leaseback Transaction shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capital Lease Obligation or Sale and Leaseback Transaction in accordance with GAAP consistently applied.

        "Consolidated Net Income" of a Person means for any period, the net income (loss) of such Person and its Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income (i) with respect to GCI, Inc., any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (a) subject to the limitations contained in clause (iii) below, GCI, Inc.'s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to GCI, Inc. or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (b) GCI, Inc.'s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, (ii) with respect to GCI, Inc., any net income (loss) of any Restricted Subsidiary if such

Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to GCI, Inc., except that (a) subject to the limitations contained in clause (iii) below, GCI, Inc.'s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to GCI, Inc. or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (b) GCI, Inc.'s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iii) any gains or losses realized upon the sale or other disposition of any Property of such Person or its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business, (iv) any extraordinary gain or loss and (v) the cumulative effect of a change in accounting principles.

        Notwithstanding the provisions of clause (ii) in the preceding paragraph, in the event that Consolidated Net Income is being calculated with respect to GCI, Inc. or any Surviving Entity (a) for purposes of determining whether GCI, Inc. or any Surviving Entity could incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness" for purposes of (i) clause (b) of the first sentence under "—Certain Covenants—Limitation on Restricted Payments," (ii) clause (c) under "—Merger, Consolidation and Sale of Assets," (iii) the definition of "Unrestricted Subsidiary", or (iv) clause (d) of the second paragraph of "Certain Covenants—Limitation on Restricted Payments", (b) for purposes of calculating Cumulative EBITDA for purposes of clause (c) of the first sentence of "—Certain Covenants—Limitation on Restricted Payments," (c) for purposes of calculating the Leverage Ratio for purposes of clause (f) of the second paragraph of "—Certain Covenants—Limitations on Restricted Payments," then such clause (ii) shall be disregarded.

        Notwithstanding the provisions of clause (ii) in the first paragraph of this definition, in the event that Consolidated Net Income is being calculated with respect to GCI, Inc. for purposes of determining whether the Incurrence of Indebtedness proposed to be Incurred is permissible under clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness," clause (i)(b) of the definition of Permitted Indebtedness and clause (f) of the second paragraph of "—Certain Covenants—Limitation on Restricted Payments," then restrictions on the payment of dividends or the making of distributions to GCI, Inc. by GCI Holdings referred to in clause (1)(iii) of the first sentence under "—Certain Covenants—Limitation on Restrictions on Distributions From Restricted Subsidiaries" shall be disregarded.

        "Cumulative EBITDA" means at any date of determination the cumulative EBITDA of GCI, Inc. from and after the last day of the fiscal quarter of GCI, Inc. immediately preceding August 1, 1997 to the end of the fiscal quarter immediately preceding the date of determination or, if such cumulative EBITDA for such period is negative, the amount (expressed as a negative number) by which such cumulative EBITDA is less than zero.

        "Cumulative Interest Expense" means at any date of determination the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by GCI, Inc. and its Restricted Subsidiaries from the last day of the fiscal quarter of GCI, Inc. immediately preceding August 1, 1997 to the end of the fiscal quarter immediately preceding the date of determination.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness at the option of the holder thereof, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes.

        "EBITDA" means, for any Person, for any period, an amount equal to (A) the sum of (i) Consolidated Net Income for such period, plus, to the extent deducted in arriving at Consolidated Net Income for such period, (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, (iii) Consolidated Interest Expense for such period, (iv) depreciation for such period on a consolidated basis, (v) amortization of intangibles for such period on a consolidated basis, and (vi) any other non-cash items reducing Consolidated Net Income for such period, minus (B) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied, except that with respect to GCI, Inc. each of the foregoing items shall be determined on a consolidated basis with respect to GCI, Inc. and its Restricted Subsidiaries only.

        "Fair Market Value" means, with respect to any Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided, (i) if such property or asset has a Fair Market Value of less than or equal to $15 million, by any Officer of GCI, Inc. or (ii) if such property or asset has a Fair Market Value in excess of $15 million, by a majority of the board of directors of GCI, Inc. and evidenced by a board resolution, dated within 30 days of the relevant transaction.

        "GAAP" means accounting principles generally accepted in the United States of America as in effect on February 17, 2004, unless stated otherwise.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, foreign exchange contract, currency swap agreement, currency option or any other similar agreement or arrangement.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided, further, that solely for purposes of determining compliance with "Certain Covenants—Limitation on Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at Stated Maturity.

        "Indebtedness" means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute customer advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capital Lease Obligations, (ii) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such first Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such property or assets or the amount of the Indebtedness so secured), (iii) Guarantees of Indebtedness of other Persons, (iv) any Disqualified Stock, (v) any Attributable Indebtedness, (vi) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments or credit transactions issued for the account of such Person, (vii) in the case of GCI, Inc., Preferred Stock of its Restricted Subsidiaries, and (viii) to the extent not otherwise included in clauses (i) through (vii) of this paragraph, any payment obligations of any such Person at the time of determination under any Hedging Obligation. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. For purposes of this definition, the amount of the payment obligation with respect to any Hedging Obligation shall be an amount equal to (i) zero, if such obligation is an Interest Rate Agreement permitted pursuant to clause (v) of the second paragraph of "—Certain Covenants—Limitation on Indebtedness" or (ii) the notional amount of such Hedging Obligation, if such Hedging Obligation is not an Interest Rate Agreement so permitted.

        "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by GCI, Inc. and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of GCI, Inc. or such Restricted Subsidiary, as the case may be.

        "Leverage Ratio" means the ratio of (i) the outstanding Indebtedness of a Person and its Subsidiaries (or in the case of GCI, Inc., the outstanding Indebtedness of GCI, Inc. and its Restricted Subsidiaries) divided by (ii) the Trailing EBITDA of such Person (or in the case of GCI, Inc., the Trailing EBITDA of GCI, Inc. and its Restricted Subsidiaries).

        "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability),encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

        "Net Available Cash" from an Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such Properties or assets or received in any other noncash form) in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale, and in each case net of all payments made on any Indebtedness (a) which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or (b) which must (1) by its terms, or in order to obtain a necessary consent to such Asset Sale (except, in the case of this clause (b), Indebtedness that is pari passu with or subordinated to the Notes), or (2) by applicable law be repaid out of the proceeds from such Asset Sale, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale.

        "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Accounting Officer and the Vice-President of Finance of GCI, Inc.

        "Officers' Certificate" means a certificate signed by two Officers of GCI, Inc., at least one of whom shall be the principal executive officer or principal financial officer of GCI, Inc., and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be counsel to Parent, GCI, Inc. or the Trustee.

        "Permitted Holders" means (i) Ronald Duncan and his estate, spouse, ancestors, lineal descendants and the trustee of any bona fide trust of which the foregoing are the sole beneficiaries, (ii) MCI, Inc. and its Affiliates and (iii) the General Communication, Inc. Employee Stock Purchase Plan.

        "Permitted Investment" means an Investment by GCI, Inc. or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to (after which such other Person shall cease to exist or shall remain a "shell" corporation), GCI, Inc. or a Restricted Subsidiary; (iii) Temporary Cash Investments; (iv) accounts receivable owing to GCI, Inc. or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to GCI, Inc. or any Restricted Subsidiary or in satisfaction of judgments; and (vii) loans and advances to employees of Parent, GCI, Inc. or a Restricted Subsidiary made in the ordinary course of business consistent with past practice of Parent, GCI, Inc. or such Restricted Subsidiary, as the case may be, provided, that such loans and advances do not exceed in the aggregate $6 million at any one time outstanding."

        "Permitted Liens" means (i) Liens on the Property of GCI, Inc. or any Restricted Subsidiary existing on February 17, 2004; (ii) Liens under the senior secured credit facility relating to Indebtedness incurred pursuant to clause (i) of the definition of Permitted Indebtedness; (iii) Liens on the Property of GCI, Inc. or any Restricted Subsidiary to secure any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in any of clauses (i), (ii), (vii), (x) or (xii); provided, however, that any such Lien will be limited to all or part of the same Property that secured the original Lien (plus improvements on such Property) and the aggregate principal amount of Indebtedness that is secured by such Lien will not be increased to an amount greater than the sum of (A) the outstanding principal amount, or, if greater, the committed amount, of the Indebtedness secured by Liens described under clauses (i), (ii), (vii), (x) or (xii), as applicable, at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any premiums, fees and other expenses incurred by GCI, Inc. in connection with such extension, renewal, refinancing, replacement or refunding; (iv) Liens for taxes, assessments or governmental charges or levies on the Property of GCI, Inc. or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (v) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens on the Property of GCI, Inc. or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations which are not more than 60 days past due or are being contested in good faith and by appropriate proceedings; (vi) Liens on the Property of GCI, Inc. or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice; (vii) Liens on Property at the time GCI, Inc. or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into GCI, Inc. or any Restricted Subsidiary; provided such Lien shall not have been Incurred in anticipation of or in connection with such transaction or series of related transactions pursuant to which such Property was acquired by GCI, Inc. or any Restricted Subsidiary; (viii) other Liens on the Property of GCI, Inc. or any Restricted Subsidiary incidental to the conduct of their respective businesses or the ownership of their respective Properties which were not created in anticipation of or in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of their respective Properties or materially impair the use thereof in the operation of their respective businesses; (ix) pledges or deposits by GCI, Inc. or any Restricted Subsidiary under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which GCI, Inc. or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of GCI, Inc. or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business; (x) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided any such Lien does not extend to any other Property of GCI, Inc. any or any Restricted Subsidiary; and provided, further, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary; (xi) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character; and (xii) Liens on Property securing Vendor Financing permitted to be Incurred under clause (a) of the first paragraph of Limitations on Indebtedness, provided, however, that any such Lien will be limited to all or any part of the same Property purchased or acquired directly with such Vendor Financing and provided further, however, that, after giving effect to the Incurrence of Indebtedness that is secured by such Lien, the sum of (A) the outstanding principal amount of Indebtedness under the senior secured credit facility at that time and (B) the aggregate outstanding amount of Indebtedness secured by Liens permitted under this clause (xii) at such time, will not be greater than the amount of Indebtedness that could be

Incurred under the senior secured credit facility pursuant to clause (i)(b) of the definition of Permitted Indebtedness at such time.

        "Permitted Refinancing Indebtedness" means any extensions, renewals, refinancings, replacements or refundings of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings, replacements or refundings so long as (i) the aggregate amount of Indebtedness represented thereby is not increased by such extension, renewal, refinancing, replacement or refunding (other than to finance fees and expenses, including any premium and defeasance costs, incurred in connection therewith), (ii) the Average Life of such Indebtedness is equal to or greater than the Average Life of the Indebtedness being extended, renewed, refinanced, replaced or refunded, (iii) the Stated Maturity of such Indebtedness is no earlier than the Stated Maturity of the Indebtedness being extended, renewed, refinanced, replaced or refunded and (iv) the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, refinanced, replaced or refunded; provided, that Permitted Refinancing Indebtedness shall not include (a) Indebtedness of a Subsidiary that extends, renews, refinances, replaces or refunds, Indebtedness of GCI, Inc. or(b) Indebtedness of GCI, Inc. or a Restricted Subsidiary that extends, renews, refinances, replaces or refunds Indebtedness of an Unrestricted Subsidiary.

        "Person" means any individual, corporation, company (including any limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

        "Pro Forma EBITDA" means for any Person, for any period, the EBITDA of such Person as determined on a consolidated basis in accordance with GAAP consistently applied after giving effect to the following: (i) if, during or after such period, such Person or any of its Subsidiaries shall have made any disposition of any Person or business, Pro Forma EBITDA of such Person and its Subsidiaries shall be computed so as to give pro forma effect to such disposition and (ii) if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, Pro Forma EBITDA shall be computed so as to give pro forma effect to the acquisition of such Person or business; provided, however, that, with respect to GCI, Inc., all of the foregoing references to "Subsidiary or "Subsidiaries" shall be deemed to refer only to the "Restricted Subsidiaries" of GCI, Inc.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in, and other securities of, any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

        "Qualified Stock" means any Capital Stock that is not Disqualified Stock.

        "Related Business" means the business of (i) transmitting, or providing services related to the transmission of voice, video or data through owned or leased wireline or wireless transmission facilities, (ii) creating, developing, constructing, installing, repairing, maintaining or marketing communications-related systems, network equipment and facilities, software and other products or (iii) pursuing any other business that is related to those identified in the foregoing clauses (i) or (ii).

        "Restricted Payment" means (i) any dividend or distribution (whether made in cash, Property or securities) declared or paid on or with respect to any shares of Capital Stock of GCI, Inc. or Capital Stock of any Restricted Subsidiary except for any dividend or distribution which is made solely by a Restricted Subsidiary to GCI, Inc. or another Restricted Subsidiary (and, if such Restricted Subsidiary is not wholly-owned, to the other shareholders of such Restricted Subsidiary on a pro rata basis) or dividends or distributions payable solely in shares of Capital Stock (other than Disqualified Stock) of GCI, Inc.; (ii) a payment made by GCI, Inc. or any Restricted Subsidiary to purchase, redeem, acquire or retire any Capital Stock of GCI, Inc. or Capital Stock of any Affiliate of GCI, Inc. (other than a Restricted Subsidiary) or any warrants, rights or options to directly or indirectly purchase or acquire any such Capital Stock or any securities exchangeable for or convertible into any such Capital Stock;(iii) a payment made by GCI, Inc. or any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), Indebtedness of GCI, Inc. which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes; or (iv) an Investment (other than Permitted Investments) in any Person.

        "Restricted Subsidiary" means (i) any Subsidiary of GCI, Inc. on or after February 17, 2004 unless such Subsidiary shall have been designated an Unrestricted Subsidiary as permitted or required pursuant to the definition of "Unrestricted Subsidiary" and (ii) an Unrestricted Subsidiary which is redesignated as a Restricted Subsidiary as permitted pursuant to the definition of "Unrestricted Subsidiary."

        "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Subsidiary of such Person (or, in the case of GCI, Inc., its Restricted Subsidiaries) and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries (or, in the case of GCI, Inc., its Restricted Subsidiaries)."

        "Significant Subsidiary" shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act as in effect on February 17, 2004; provided, however, that for purposes of this definition only, (i) subclause (3) of such Rule 1.02(w) shall be disregarded and (ii) "Significant Subsidiary" shall include any Subsidiary (and its Subsidiaries) whose EBITDA comprises more than 10% of the EBITDA of GCI, Inc. for the most recently completed fiscal year.

        "Stated Maturity" means, with respect to any Indebtedness, the date specified in such Indebtedness as the final date on which the payment of principal of such Indebtedness is due and payable."

        "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which at least a majority of the total voting power of the Voting Stock is held by such first-named Person or any of its Subsidiaries and such first-named Person or any of its Subsidiaries has the power to direct the management, policies and affairs thereof; or (ii) in the case of a partnership, joint venture, association, or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise if in accordance with accounting principles generally accepted in the United States of America such entity is consolidated with the first-named Person for financial statement purposes.

        "Temporary Cash Investments" means any of the following: (i) Investments in U.S. Government Obligations maturing within 90 days of the date of acquisition thereof, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000 and whose long-term debt is rated "A-3" or "A" or higher according to Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)) and shall, in any event, include National Bank of Alaska or First National Bank of Anchorage, (iii) repurchase obligations with a term of not more than 7 days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in clause (ii) above, and (iv) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than GCI, Inc. or an Affiliate of GCI, Inc.) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)).

        "Trailing EBITDA" means, with respect to any Person, such Person's Pro Forma EBITDA for the four most recent full fiscal quarters for which financial statements are available.

        "Unrestricted Subsidiary" means Subsidiaries of GCI, Inc. designated as Unrestricted Subsidiaries pursuant to the procedures below. GCI, Inc.'s board of directors may designate any Person that becomes a Subsidiary of GCI, Inc. or any Restricted Subsidiary to be an Unrestricted Subsidiary if (i) the Subsidiary to be so designated does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any Property of, GCI, Inc. or any other Restricted Subsidiary, (ii) the Subsidiary to be so designated is not obligated under any Indebtedness or other obligation that, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of GCI, Inc. or any Restricted Subsidiary and (iii) either (A) the Subsidiary to be so designated has total assets of $1,000or less or (B) such designation is effective immediately upon such entity becoming a Subsidiary of GCI, Inc. or any Restricted Subsidiary. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of GCI, Inc. or of any Restricted Subsidiary will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if GCI, Inc. would be unable to Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness." Except as provided in the second sentence of this paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. GCI, Inc.'s board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation, (x) GCI, Inc. could Incur at least $1.00 of additional indebtedness pursuant to clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness" and (y) no Default or Event of Default shall have occurred and be continuing or would result therefrom. Any such designation by GCI, Inc.'s board of directors will be evidenced to the Trustee by filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying(i) that such designation complies with the foregoing provisions and (ii) giving the effective date of such designation, such filing with the Trustee to occur within 75 days after the end of the fiscal quarter of GCI, Inc. in which such designation is made (or in the case of a designation made during the last fiscal quarter of GCI, Inc.'s fiscal year, within 120 days after the end of such fiscal year).

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Vendor Financing" means the financing entered into with any vendor or supplier (or any financial institution acting on behalf of or for the purpose of directly financing purchases from such vendor or supplier) to the extent the Indebtedness thereunder is incurred for the purpose of financing the cost (including the cost of design, development, site acquisition, construction, integration, manufacture or acquisition) or maintenance of personal property (tangible or intangible) used, or to be used, in a Related Business."

        "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

Notices

        Notices to holders of Notes will be sent by mail to the addresses of such holders as they may appear in the Security Register.

Governing Law

        The Indenture and the Notes are governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflict of laws.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

        The following is a discussion of the material federal income tax considerations relevant to the exchange of the old notes for the new notes. The discussion is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. We cannot assure you that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding notes as a part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) may be subject to special rules not discussed below. In addition, the discussion does not consider the effect of any applicable state, local, foreign or other tax laws. We did not receive an opinion of tax counsel with respect to these material United States federal income tax consequences.

        Each holder should consult its own tax advisor as to the particular tax consequences of exchanging old notes for new notes, including the applicability and effect of any state, local or foreign tax laws.

Exchange of Old Notes for New Notes

        The exchange of the old notes for the new notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the old notes will not be considered to differ materially in kind or extent from the new notes. The holder will have a basis for the new notes equal to the basis of the old notes and the holder's holding period for the new notes will include the period during which the old notes were held. Accordingly, no material federal income tax consequences will result to holders on account of an exchange of old notes for new notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION AND SELLING RESTRICTIONS

        The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

        The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

        In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the new notes issued in the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of such holders' business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution" (within the meaning of the Securities Act) of new notes. This position does not apply to any holder that is

  •
  an "affiliate" of GCI (as defined under the Securities Act); or

  •
  a broker-dealer.

        All broker-dealers receiving new notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the new notes. Each broker-dealer receiving new notes for its own account in the exchange offer must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker-dealer acquired old notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of new notes received in exchange for the old notes pursuant to the exchange offer. We have agreed that, for a period of 90 days after the consummation of the exchange offer, subject to extension under limited circumstances, we will use reasonable best efforts to keep the exchange offer registration statement effective and make this prospectus available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of new notes received in an exchange such as the exchange pursuant to the exchange offer, if the old notes for which the new notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.

        A broker-dealer intending to use this prospectus in the resale of new notes must so notify us on or prior to the expiration date. This notice may be given in the space provided in the letter of transmittal or may be delivered to the exchange agent.

        We may, in certain cases, issue a notice suspending use of the registration statement of which this prospectus forms a part. If we do so, the period during which the registration statement must remain effective will be extended for a number of days equal to the number of days the registration statement was in suspense.

        We will not receive any proceeds from any sale of the new notes by broker-dealers. Broker-dealers acquiring new notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such new notes.

        Any broker-dealer that held old notes acquired for its own account as a result of market-making activities or other trading activities, that received new notes in the exchange offer, and that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. Any profit on these resales of new notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our participation in the exchange offer, other than underwriting discounts and commissions and transfer taxes if any, of holders and will indemnify holders of the old notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Sherman & Howard L.L.C., 633 Seventeenth Street, Denver, Colorado 80202, has passed on the validity of the issuance of the new notes. Stephen M. Brett, who is a member of the board of directors of General Communication, Inc., is of counsel to Sherman & Howard L.L.C. As of the date of this prospectus, Mr. Brett has the present right to acquire 25,000 shares of Class A common stock of Parent for $7.50 per share pursuant to outstanding stock options. Mr. Brett has also been granted (but not issued) 3,330 shares of Parent's Class A common stock pursuant to the Parent director compensation plan, which grants are subject to approval of the stock compensation portion of the plan and certain associated amendments to Parent's Stock Option Plan by Parent's shareholders at its 2005 annual meeting. See within this prospectus, "Executive Compensation—Director Compensation." Sherman & Howard L.L.C. will receive fees at its standard rates for legal services rendered to GCI, Inc. in connection with this offering.

EXPERTS

        The consolidated financial statements of GCI, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. We also file annual, quarterly and current reports, as well as proxy statements and other information with the SEC (File No. 000-05890). We make available on the http://www.gci.com/ website, free of charge, access to our annual report, quarterly reports, current reports, proxy statement and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically submit such material to the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. Information contained on any web site referenced in this prospectus is not incorporated by reference herein. Our SEC filings are also available to the public from commercial document retrieval services.

GLOSSARY

        Access Charges—Fees for accessing the local networks of the LECs in order to originate and terminate long-distance calls and provide the customer connection for Private Line services.

        ACS—Alaska Communications Systems Group, Inc., previously ALEC Holdings, Inc.—ACS, one of our competitors, includes acquired properties from Century Telephone Enterprises, Inc. and the Anchorage Telephone Utility ("ATU"). ATU provided local telephone and long distance services primarily in Anchorage and cellular telephone services in Anchorage and other Alaska markets.

        AULP—Alaska United Fiber System Partnership or Alaska United—An Alaska partnership, indirectly wholly-owned by GCI, Inc. Alaska United was organized to construct and operate fiber optic cable systems connecting various locations in Alaska and the lower 49 states and foreign countries through Seattle, Washington. AULP is comprised of AULP East and AULP West.

        AULP East—An undersea fiber optic cable system connecting Whittier, Valdez and Juneau, Alaska and Seattle, Washington, which was placed into service in February 1999.

        AULP West—A new undersea fiber optic cable system connecting Seward, Alaska to Warrenton, Oregon which was placed into service in June 2004.

        Basic Service—The basic service tier includes, at a minimum, signals of local television broadcast stations, any public, educational, and governmental programming required by the franchise to be carried on the basic tier, and any additional video programming service added to the basic tier by the cable operator.

        Backbone—A centralized high-speed network that interconnects smaller, independent networks.

        Bandwidth—A range or band of the frequency spectrum, measured in Hertz (Hz). It has become vogue, though strictly a misuse of the term, to say bandwidth is the number of bits of data per second that can move through a communications medium.

        Broadband—A high-capacity communications circuit/path, usually implying speeds of 256 kilobits per second ("kbps") or better.

        CAP—Competitive Access Provider—A company that provides its customers with an alternative to the LEC for local transport of private line and special access communications services.

        Central Offices—The switching centers or central switching facilities of the LECs.

        CLEC—Competitive Local Exchange Carrier—A company that provides its customers with an alternative to the ILEC for local transport of communications services, as allowed under the 1996 Telecom Act.

        Collocation—The ability of a CAP or CLEC to connect its network to the LEC's Central Offices. Physical collocation occurs when a connecting carrier places its network connection equipment inside the LEC's Central Offices. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CAP or CLEC to connect its network to the LEC's Central Offices on comparable terms, even though the CAP's or CLEC's network connection equipment is not physically located inside the Central Offices.

        DAMA—Demand Assigned Multiple Access—Our digital satellite earth station technology that allows calls to be made between remote villages using only one satellite hop thereby reducing satellite delay and capacity requirements while improving quality.

        DBS—Direct Broadcast Satellite—Subscription television service obtained from satellite transmissions using frequency bands that are internationally allocated to the broadcast satellite services. The major providers of DBS are currently DirecTV and EchoStar (marketed as the DISH Network).

        DS-0—A data communications circuit that carries data at the rate of 64 kbps.

        DS-1—A data communications circuit that carries data at the rate of 1.544 Megabits per second (Mb/s), often interchangeably referred to as a T-1.

        DS-3—A data communications circuit that is equivalent to 28 multiplexed T-1 channels capable of transmitting data at 44.736 Mbps (sometimes called a T-3).

        Dedicated—Communications lines dedicated or reserved for use by particular customers.

        Digital—A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Digital transmission is advantageous in that it is more resistant to the signal degrading effects of noise (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

        DLC—Digital Loop Carrier—A digital transmission system designed for subscriber loop plant. Multiplexes a plurality of circuits onto very few wires or onto a single fiber pair.

        DLPS—Digital Local Phone Service—A term we use referring to our deployment of voice telephone service utilizing our hybrid-fiber coax cable facilities.

        DOCSIS 1.1—Data-Over-Cable Service Interface Specification 1.1—An industry specification that provides for high-speed Internet service tiers, using techniques known as data fragmentation and quality of service. Under this specification, which is compatible with the existing DOCSIS 1.0 specification, cable operators can deliver high-speed Internet services simultaneously over the same plant and in a path parallel to core video services.

        DSL—Digital Subscriber Line—Technology that allows Internet access and other high-speed data services at data transmission speeds greater than those of modems over conventional telephone lines.

        Frame Relay—A wideband (64 kilobits per second to 1.544 Mbps) packet-based data interface standard that transmits bursts of data over WANs. Frame-relay packets vary in length from 7 to 1024 bytes. Data oriented, it is generally not used for voice or video.

        HDTV—High-Definition Television—A digital television format delivering theater-quality pictures and CD-quality sound. HDTV offers an increase in picture quality by providing up to 1,920 active horizontal pixels by 1,080 active scanning lines, representing an image resolution of more than two million pixels. In addition to providing improved picture quality with more visible detail, HDTV offers a wide screen format and Dolby® Digital 5.1 surround sound.

        ILEC—Incumbent Local Exchange Carrier—With respect to an area, the LEC that—(A) on the date of enactment of the Telecommunications Act of 1996, provided telephone exchange service in such area; and (B)(i) on such date of enactment, was deemed to be a member of the exchange carrier association pursuant to section 69.601(b) of the FCC's regulations (47 C.F.R. 69.601(b)); or (ii) is a person or entity that, on or after such date of enactment, became a successor or assign of a member described in clause (i).

        IP—Internet Protocol—The method or protocol by which data is sent from one computer to another on the Internet. Each computer (known as a host) on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet.

        ISDN—Integrated Services Digital Network—A set of standards for transmission of simultaneous voice, data and video information over fewer channels than would otherwise be needed, through the use of out-of-band signaling. The most common ISDN system provides one data and two voice circuits over a traditional copper wire pair, but can represent as many as 30 channels. Broadband ISDN extends the ISDN capabilities to services in the Gigabit per second range.

        IXC—Interexchange Carrier—A long-distance carrier providing services between local exchanges.

        LEC—Local Exchange Carrier—A company providing local telephone services.

        LMDS—Local Multipoint Distribution System—LMDS uses microwave signals (millimeterwave signals) in the 28 GHz spectrum to transmit voice, video, and data signals within small cells 3-10 miles in diameter. LMDS allows license holders to control up to 1.3 GHz of wireless spectrum in the 28 GHz Ka-band. The 1.3 GHz can be used to carry digital data at speeds in excess of one gigabit per second. The extremely high frequency used and the need for point to multipoint transmissions limits the distance that a receiver can be from a transmitter. This means that LMDS will be a "cellular" technology, based on multiple, contiguous, or overlapping cells. LMDS is expected to provide customers with multichannel video programming, telephony, video communications, and two-way data services. ILECs and cable companies may not obtain the in-region 1150 MHz license for three years following the date of the license grant. Within 10 years following the date of the license grant, licensees will be required to provide ‘substantial service‘ in their service regions.

        Local Exchange—A geographic area generally determined by a PUC, in which calls generally are transmitted without toll charges to the calling or called party.

        Mat-Su Valley—The Matanuska and Susitna valleys are located in south-central Alaska, to the north of Anchorage, and include the communities of Palmer and Wasilla and the immediately surrounding areas.

        MMDS—Multichannel Multipoint Distribution Service—Also known as wireless cable. The FCC established the Multipoint Distribution Service (MDS) in 1972. Originally, the FCC thought MDS would be used primarily to transmit business data. However, the service became increasingly popular in transmitting entertainment programming. Unlike conventional broadcast stations whose transmissions are received universally, MDS programming is designed to reach only a subscriber based audience. In 1983, the FCC reassigned eight channels from the Instructional Television Fixed Service (ITFS) to MDS. These eight channels make up the MMDS. Frequently, MDS and MMDS channels are used in combination with ITFS channels to provide video entertainment programming to subscribers.

        MVPD—Multi-channel Video Programming Distribution—The distribution of video programming over multiple platforms, such as cable and satellite.

        OC-n—An optical communications circuit that optically signals at a data rate of n times 51.84 Mbps, where n can be 1, 3, 12, 24, 48, 96, or 192.

        PCS—Personal Communication Services—PCS encompasses a range of advanced wireless mobile technologies and services. It promises to permit communications to anyone, anywhere and anytime while on the move. The Cellular Telecommunications Industry Association (CTIA) defines PCS as a "wide range of wireless mobile technologies, chiefly cellular, paging, cordless, voice, personal communications networks, mobile data, wireless PBX, specialized mobile radio, and satellite-based systems." The FCC defines PCS as a "family of mobile or portable radio communications services that encompasses mobile and ancillary fixed communications services to individuals and businesses and can be integrated with a variety of competing networks."

        PBX—Private Branch Exchange—A customer premise communication switch used to connect customer telephones (and related equipment) to LEC Central Office lines (trunks), and to switch internal calls within the customer's telephone system. Modern PBXs offer numerous software-controlled features such as call forwarding and call pickup. A PBX uses technology similar to that used by a Central Office switch (on a smaller scale). (The acronym PBX originally stood for "Plug Board Exchange.")

        Private Line—Uses dedicated circuits to connect customer's equipment at both ends of the line. Does not provide any switching capability (unless supported by customer premise equipment). Usually includes two local loops and an IXC circuit.

        Private Network—A communications network with restricted (controlled) access usually made up of private lines (with some PBX switching).

        RCA—Regulatory Commission of Alaska—A state regulatory body empowered to establish and enforce rules and regulations governing public utility companies and others, such as the Company, within the State of Alaska (sometimes referred to as Public Service Commissions, or PSCs, or Public Utility Commissions, or PUCs). Previously known as the Alaska Public Utilities Commission (APUC).

        Reciprocal Compensation—The same compensation of a CLEC for a termination of a local call by the ILEC on its network, as the new competitor pays the ILEC for termination of local calls on the local ILEC network.

        SchoolAccess™—The Company's Internet and related services offering to schools in Alaska, and some sites in Arizona, Montana and New Mexico. The federal mandate through the 1996 Telecom Act to provide universal service resulted in schools across Alaska qualifying for varying levels of discounts to support the provision of Internet services. The Universal Service Administrative Company through its Schools and Libraries Division administers this federal program.

        SDN—Software Defined Network—A switched long-distance service for very large users with multiple locations. Instead of putting together their own network, large users can get special usage rates for calls carried on regular switched long-distance lines.

        SMATV—Satellite Master Antenna Television—(Also known as "private cable systems") are multichannel video programming distribution systems that serve residential, multiple-dwelling units ("MDUs"), and various other buildings and complexes. A SMATV system typically offers the same type of programming as a cable system, and the operation of a SMATV system largely resembles that of a cable system—a satellite dish receives the programming signals, equipment processes the signals, and wires distribute the programming to individual dwelling units. The primary difference between the two is that a SMATV system typically is an unfranchised, stand-alone system that serves a single building or complex, or a small number of buildings or complexes in relatively close proximity to each other.

        SONET—Synchronous Optical Network—A 1984 standard for optical fiber transmission on the public network. 51.84 Mbps to 9.95 Gigabits per second, effective for ISDN services including asynchronous transfer mode.

        T-1—A data communications circuit capable of transmitting data at 1.5 Mbps.

        Tariff—The schedule of rates and regulations set by communications common carriers and filed with the appropriate federal and state regulatory agencies; the published official list of charges, terms and conditions governing provision of a specific communications service or facility, which functions in lieu of a contract between the subscriber or user and the supplier or carrier.

        TDM—Time Division Multiplex—A means by which multiple signals are combined and carried on one transport medium by sequentially sharing the medium in slices of time (time slots) for each of the various signals.

        UNE—Unbundled Network Element—A discrete piece part of a telephone network. Unbundled network elements are the basic network functions, i.e., the piece parts needed to provide a full range of communications services. They are physical facilities as well as all the features and capabilities provided by those facilities.

        VSAT—Very Small Aperture Terminal—A small, sometimes portable satellite terminal that allows connection via a satellite link.

        WAN—Wide Area Network—A remote computer communications system. WANs allow file sharing among geographically distributed workgroups. WANs typically use common carriers' circuits and networks. WANs may serve as a customized communication backbone that interconnects all of an organization's local networks with communications trunks that are designed to be appropriate for anticipated communication rates and volumes between nodes.

        1992 Cable Act—The Cable Television Consumer Protection and Competition Act of 1992.

        1996 Telecom Act—The Telecommunications Act of 1996.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        In the following discussion, GCI, Inc. and its direct and indirect subsidiaries are referred to as "we," "us" and "our." For your convenience, we have included a glossary of certain communications and other terms starting on page 134 of the accompanying prospectus.

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to unbilled revenues, Cost of Goods Sold (exclusive of depreciation, amortization and accretion shown separately) ("Cost of Goods Sold") accruals, allowance for doubtful accounts, depreciation, amortization and accretion periods, intangible assets, income taxes, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See also "Forward-Looking Statements" in the accompanying prospectus.

        GCI, Inc. was incorporated in 1997 to effect the issuance of senior notes. GCI, Inc., a wholly-owned subsidiary of General Communication Inc., or GCI, received through its initial capitalization all ownership interests in subsidiaries previously held by GCI. Shares of GCI's Class A common stock are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GNCMA. Shares of GCI's Class B common stock are traded on the Over-the-Counter market. Shares of GCI, Inc.'s common stock are not publicly traded.

General Overview

        Through our focus on long-term results, acquisitions, and strategic capital investments, we strive to consistently grow our revenues and expand our margins. We have historically met our cash needs for operations, regular capital expenditures and maintenance capital expenditures through our cash flows from operating activities. Historically, cash requirements for significant acquisitions and major capital expenditures have been provided largely through our financing activities. We funded the construction of a new fiber optic cable system through our operating cash flows and with draws on our new Senior Credit Facility, as further discussed in Liquidity and Capital Resources in this report.

Results of Operations

        The following table sets forth selected Statement of Operations data as a percentage of total revenues for the periods indicated (underlying data rounded to the nearest thousands):

	Year Ended December 31,			Percentage Change(1)
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
Statement of Operations Data:
Revenues:
Long-distance services segment	49.5%	52.3%	55.7%	2.7%	(0.2)%
Cable services segment	23.9%	24.6%	24.1%	5.7%	8.2%
Local access services segment	11.0%	10.0%	8.7%	20.4%	21.6%
Internet services segment	6.1%	5.1%	4.3%	30.9%	27.3%
All other	9.5%	8.0%	7.2%	28.5%	18.1%

Total revenues	100.0%	100.0%	100.0%	8.7%	6.2%
Cost of goods sold	32.8%	32.1%	33.6%	11.3%	1.5%
Selling, general and administrative expenses	34.7%	35.5%	35.1%	6.2%	7.5%
Bad debt expense (recovery)	(0.3)%	0.0%	3.6%	(503.4)%	(101.4)%
Impairment charge	0.0%	1.4%	0.0%	NM	NM
Depreciation, amortization and accretion expense	14.9%	13.6%	15.3%	18.2%	(5.3)%

Operating income	17.9%	17.4%	12.4%	11.4%	48.9%
Net income before income taxes and cumulative effect of a change in accounting principle in 2003	9.1%	6.7%	3.3%	48.0%	112.3%
Net income before cumulative effect of a change in accounting principle in 2003	5.0%	4.1%	3.3%	32.1%	141.4%
Net income	5.0%	4.0%	1.8%	37.7%	133.3%
Other Operating Data:
Long-distance services segment operating income(2)	44.4%	43.5%	34.7%	5.0%	25.3%
Cable services segment operating income(3)	26.0%	26.0%	26.5%	5.8%	6.4%
Local access services segment operating loss(4)	(12.1)%	(15.8)%	(26.1)%	7.9%	26.4%
Internet services segment operating income (loss)(5)	21.0%	8.2%	(10.5)%	236.6%	198.9%

(1)
Percentage change in underlying data.

(2)
Computed by dividing total external long-distance services segment operating income by total external long-distance services segment revenues.

(3)
Computed by dividing total external cable services segment operating income by total external cable services segment revenues.

(4)
Computed by dividing total external local access services segment operating loss by total external local access services segment revenues.

(5)
Computed by dividing total external Internet services segment operating income (loss) by total external Internet services segment revenues.

  NM—Not meaningful

Year Ended December 31, 2004 ("2004") Compared To Year Ended December 31, 2003 ("2003")

Overview of Revenues and Cost of Goods Sold

        Total revenues increased 8.7% from $390.8 million in 2003 to $424.8 million in 2004. All of our segments and All Other Services contributed to the increase in total revenues. See the discussion below for more information by segment.

        Total Cost of Goods Sold increased 11.3% from $125.4 million in 2003 to $139.6 million in 2004. All of our segments and All Other Services contributed to the increase in total Cost of Goods Sold. See the discussion below for more information by segment.

Long-Distance Services Segment Overview

        Long-distance services segment revenue in 2004 represented 49.5% of consolidated revenues. Our provision of interstate and intrastate long-distance services, private line and leased dedicated capacity services, and broadband services accounted for 92.3% of our total long-distance services segment revenues during 2004.

        Factors that have the greatest impact on year-to-year changes in long-distance services segment revenues include the rate per minute charged to customers, usage volumes expressed as minutes of use, and the number of private line, leased dedicated service and broadband products in use.

        Due in large part to the favorable synergistic effects of our bundling strategy, the long-distance services segment continues to be a significant contributor to our overall performance, although the migration of traffic from voice to data and from fixed to mobile wireless continues.

        Our long-distance services segment faces significant competition from AT&T Alascom, long-distance resellers, and local telephone companies that have entered the long-distance market. We believe our approach to developing, pricing, and providing long-distance services and bundling different business segment services will continue to allow us to be competitive in providing those services.

        On July 21, 2002 MCI and substantially all of its active United States subsidiaries, on a combined basis a major customer, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. On July 22, 2003, the United States Bankruptcy Court approved a settlement agreement for pre-petition amounts owed to us by MCI and affirmed all of our existing contracts with MCI. MCI emerged from bankruptcy protection on April 20, 2004. The remaining pre-petition accounts receivable balance owed by MCI to us after this settlement was $11.1 million ("MCI credit") which we have used and will continue to use as a credit against amounts payable for services purchased from MCI.

        After settlement, we began reducing the MCI credit as we utilized it for services otherwise payable to MCI. We have accounted for our use of the MCI credit as a gain contingency, and, accordingly, are recognizing a reduction of bad debt expense as services are provided by MCI and the credit is realized. During 2004 and 2003 we realized approximately $4.2 million and $2.8 million, respectively, of the MCI credit against amounts payable for services received from MCI.

        The remaining unused MCI credit totaled $3.7 million and $7.9 million at December 31, 2004 and 2003, respectively. The credit balance is not recorded on the Consolidated Balance Sheet as we are recognizing recovery of bad debt expense as the credit is realized.

        In February 2005 Verizon Communications, Inc. agreed to purchase MCI. The agreement requires approval of shareholders and anti-trust regulators. Verizon has allowed MCI two weeks beginning in early March 2005 to conduct additional talks with Qwest Communications International, Inc., another potential buyer. We are unable to predict the impact that a merger with or an acquisition of MCI will have upon us in the long-term, however given the materiality of MCI's revenues to us, a significant reduction in traffic or pricing could have a material adverse effect on our financial position, results of operations and liquidity.

        The initial term of our contract to provide interstate and intrastate long-distance services to Sprint ends in March 2007 with two one-year automatic extensions to March 2009. In June 2004 we amended the original agreement resulting in new annual rate reductions beginning July 2004. Contractual rate reductions will continue to occur annually through the end of the initial term of the contract.

        In December 2004 Sprint and Nextel Communications, Inc. announced a merger. The agreement requires approval of shareholders and anti-trust regulators, as well as state utility commissions that license phone service. We are unable to predict the outcome this merger will have upon us in the long-term.

        Other common carrier traffic routed to us for termination in Alaska is largely dependent on traffic routed to MCI and Sprint by their customers. Pricing pressures, new program offerings, business failures, and market and business consolidations continue to evolve in the markets served by MCI and Sprint. If, as a result, their traffic is reduced, or if their competitors' costs to terminate or originate traffic in Alaska are reduced, our traffic will also likely be reduced, and our pricing may be reduced to respond to competitive pressures, consistent with federal law. Additionally, disruption in the economy resulting from terrorist attacks and other attacks or acts of war could affect our carrier customers. We are unable to predict the effect on us of such changes, however given the materiality of other common carrier revenues to us, a significant reduction in traffic or pricing could have a material adverse effect on our financial position, results of operations and liquidity.

Long-distance Services Segment Revenues

        Total long-distance services segment revenues increased 2.7% to $210.1 million in 2004. The components of long-distance services segment revenues are as follows (amounts in thousands):

	2004	2003	Percentage Change
Common carrier message telephone services	$81,873	91,700	(10.7)%
Residential, commercial and governmental message telephone services	39,045	39,701	(1.7)%
Private line and private network services	42,885	37,123	15.5%
Broadband services	30,173	25,167	19.9%
Lease of fiber optic cable system capacity	16,159	10,876	48.6%

Total long-distance services segment revenue	$210,135	204,567	2.7%

Common Carrier Message Telephone Services Revenue

        The 2004 decrease in message telephone service revenues from other common carriers (principally MCI and Sprint) resulted from the following:

  •
  A 10.0% decrease in the average rate per minute on minutes carried for other common carriers primarily due to the decreased average rate per minute as agreed to in the June 2004 amendment of our contract to provide interstate and intrastate long-distance services to Sprint and in the July 2003 extension of our contract to provide interstate and intrastate long-distance services to MCI,

  •
  A $708,000 credit given to a certain other common carrier customer in the fourth quarter of 2004 resulting from a rate per minute overcharge in 2004 and 2003, and

  •
  A $411,000 increase in 2004 as compared to 2003 in a discount given to a certain other common carrier customer which started in the third quarter of 2003.

        The decrease in message telephone service revenues from other common carriers in 2004 was partially off-set by a 1.9% increase in wholesale minutes carried to 891.2 million minutes.

Residential, Commercial and Governmental Message Telephone Services Revenue

        Selected key performance indicators for our offering of message telephone service to residential, commercial and governmental customers follow:

	2004	2003	Percentage Change
Retail minutes carried	305.9 million	284.3 million	7.6%
Average rate per minute(1)	$0.131	$0.138	(5.1)%
Number of active residential, commercial and governmental customers(2)	91,300	85,600	6.7%

(1)
Residential, commercial and governmental message telephone services excluding plan fees associated with the carriage of data services divided by the retail minutes carried.

(2)
All current subscribers who have had calling activity during December 2004 and 2003, respectively.

        The decrease in message telephone service revenues from residential, commercial, and governmental customers in 2004 is primarily due to a decrease in the average rate per minute. Our average rate per minute decrease is primarily due to our promotion of and customers' enrollment in calling plans offering a certain number of minutes for a flat monthly fee.

        The decrease in message telephone service to residential, commercial and governmental customers in 2004 is partially off-set by the following:

  •
  Increased minutes carried for these customers primarily due to our contract to provide services to the State of Alaska starting in the first quarter of 2004, and

  •
  An increase in the number of active residential, commercial, and governmental customers billed primarily due to our promotion of and our customers' enrollment in a new bundled offering to our residential customers, partially off-set by the effect of customers substituting cellular phone, prepaid calling card, and email usage for direct dial minutes.

Broadband Services Revenue

        The increase in revenues from our packaged telecommunications offering to rural hospitals and health clinics and our SchoolAccess™ offering to rural school districts in 2004 is primarily due to the following:

  •
  An increased number of circuits leased to rural hospitals, health clinics, and rural school districts to both existing and a new customer resulting in increased revenue of $2.2 million, and

  •
  A $2.7 million increase in special project revenue for services sold to the federal government.

Fiber Optic Cable System Capacity Lease Revenue

        The increase in revenues from the lease of fiber optic cable system capacity is primarily due to a lease of capacity on the AULP East fiber optic cable system resulting in increased monthly revenue of approximately $430,000 starting in July 2004.

Long-distance Services Segment Cost of Goods Sold

        Long-distance services segment Cost of Goods Sold increased 1.4% to $54.1 million in 2004 primarily due to the following:

  •
  A 7.6% increase in retail minutes carried,

  •
  A 1.9% increase in wholesale minutes carried, and

  •
  A $2.3 million refund ($1.9 million after deducting certain direct costs) in 2003 from a local exchange carrier in respect of its earnings that exceeded regulatory requirements that did not recur in 2004.

        The increase in the long-distance services segment Cost of Goods Sold is partially off-set by the following:

  •
  In the course of business we estimate unbilled long-distance services Cost of Goods Sold based upon minutes of use processed through our network and established rates. Such estimates are revised when subsequent billings are received, payments are made, billing matters are researched and resolved, tariffed billing periods lapse, or when disputed charges are resolved. Our favorable adjustments decreased to $2.2 million in 2004 from $3.4 million in 2003.

  •
  Reductions in access costs due to distribution and termination of our traffic on our own local access services network instead of paying other carriers to distribute and terminate our traffic. The statewide average cost savings is approximately $.010 and $.061 per minute for interstate and intrastate traffic, respectively. We expect cost savings to continue to occur as long-distance traffic originated, carried, and terminated on our own facilities grows.

Long-distance Services Segment Operating Income

        Long-distance services segment operating income increased 5.0% to $93.4 million from 2003 to 2004 primarily due to the following:

  •
  The 2.7% increase in long-distance services segment revenues to $210.1 million in 2004,

  •
  Realization of approximately $4.2 million of the MCI credit through a reduction to bad debt expense in 2004, as further discussed in the "Long Distance Service Overview" above. We realized approximately $2.8 million of the MCI credit through a reduction to bad debt expense in 2003, and

  •
  In 2003, we reported an impairment charge of $5.4 million representing the remaining net book value recorded for our North Pacific Cable asset as further described in the "Impairment Charge" section below.

        The long-distance services segment operating income increase was partially off-set by the following:

  •
  The 1.4% increase in long-distance services segment costs of goods sold to $54.1 million in 2004, as discussed above,

  •
  A 6.3% increase in long-distance services segment selling, general and administrative expenses to $40.1 million primarily due to an approximately $1.0 million increase in fiber repair expenses in 2004 compared to 2003. The increase in fiber repair expenses is the result of the repair of AULP East in July 2004 with a total repair cost of approximately $311,000 and the reversal of an accrual for estimated fiber repair costs of $700,000 in 2003, and

  •
  A 26.3% increase in long-distance services segment depreciation, amortization and accretion expense to $25.5 million in 2004 as compared to 2003 primarily due to our investment in long-distance services segment equipment and facilities placed into service during the year ended

    December 31, 2003 for which a full year of depreciation was recorded in the year ended December 31, 2004, and our investment in long-distance services segment equipment and facilities placed into service during the year ended December 31, 2004 for which a partial year of depreciation was recorded in the year ended December 31, 2004.

Cable Services Segment Overview

        Cable services segment revenues in 2004 represented 23.9% of consolidated revenues. Our cable systems serve 35 communities and areas in Alaska, including the state's four largest population centers, Anchorage, Fairbanks, the Mat-Su Valley and Juneau. On February 1, 2005 we acquired all of the assets of Barrow Cable TV, Inc. ("BCTV") for approximately $1.6 million. We expect the BCTV asset purchase to result in additional subscribers totaling approximately 950 and additional homes passed totaling approximately 1,600.

        We generate cable services segment revenues from four primary sources: (1) digital and analog programming services, including monthly basic and premium subscriptions, pay-per-view movies and other one-time events, such as sporting events; (2) equipment rentals and installation; (3) cable modem services (shared with our Internet services segment); and (4) advertising sales. During 2004 programming services generated 72.6% of total cable services segment revenues, cable services' allocable share of cable modem services accounted for 12.6% of such revenues, equipment rental and installation fees accounted for 9.6% of such revenues, advertising sales accounted for 4.3% of such revenues, and other services accounted for the remaining 0.9% of total cable services segment revenues.

        The primary factors that contribute to year-to-year changes in cable services segment revenues include average monthly subscription rates and pay-per-view buys, the mix among basic, premium and digital tier services, the average number of cable television and cable modem subscribers during a given reporting period, set-top box utilization and related rates, revenues generated from new product offerings, and sales of cable advertising services.

        We distribute local Anchorage broadcaster signals to all of our cable systems. This local programming provides additional value to our cable subscribers that not all our DBS competitors can provide. In the third quarter of 2003 DBS service provider Dish Network (EchoStar Communications Corporation) began providing, for an additional fee, Anchorage based broadcaster programming in Anchorage and in other Alaska communities where there is not a similar local broadcast affiliate.

Cable Services Segment Revenues and Cost of Goods Sold

        Selected key performance indicators for our cable services segment follow:

	December 31,
			Percentage Change
	2004	2003
Basic subscribers	134,700	134,400	0.2%
Digital programming tier subscribers	46,100	34,900	32.1%
Cable modem subscribers	65,500	46,000	42.4%
Homes passed	207,200	202,200	2.5%

        A basic cable subscriber is defined as one basic tier of service delivered to an address or separate subunits thereof regardless of the number of outlets purchased. A digital programming tier subscriber is defined as one digital programming tier of service delivered to an address or separate subunits thereof regardless of the number of outlets purchased.

        A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.

        Total cable services segment revenues increased 5.7% to $101.4 million and average gross revenue per average basic subscriber per month increased $3.27 or 5.4% in 2004.

        The increase in cable services segment revenues is primarily due to the following:

  •
  A 76.8% increase in digital set-top box rental revenue to $8.2 million in 2004 primarily caused by the increased use of digital distribution technology,

  •
  A 17.1% increase in its share of cable modem revenue (offered through our Internet services segment) to $12.8 million in 2004 due to an increased number of cable modems deployed. Approximately 99% of our cable homes passed are able to subscribe to our cable modem service, and

  •
  A 33.1% increase in advertising sales revenue to $4.3 million in 2004 primarily caused by an increase in Olympic and national and local political advertising.

        Cable services segment Cost of Goods Sold increased 3.7% to $27.0 million in 2004 due to programming cost increases for most of our cable programming service offerings. The increase in Cable services segment Cost of Goods Sold is partially off-set by a refund received in 2004 from a supplier retroactive to August 2003 and arrangements with suppliers in which we received rebates in 2004 upon us meeting specified goals.

Cable Services Segment Operating Income

        Cable services segment operating income increased $1.4 million to $26.4 million from 2003 to 2004 primarily due to the 5.7% increase in cable services segment revenues to $101.4 million in 2004, partially off-set by the following:

  •
  The 3.7% increase in cable services segment Costs of Goods Sold to $27.0 million in 2004, as described above,

  •
  A $999,000 increase in cable services segment selling, general and administrative expenses to $28.1 million primarily due to a $408,000 increase in labor and employee benefits costs, and

  •
  A 10.1% increase in cable services segment depreciation, amortization and accretion expense to $19.0 million in 2004 as compared to 2003 primarily due to our investment in cable services segment equipment and facilities placed into service during the year ended December 31, 2003 for which a full year of depreciation was recorded in the year ended December 31, 2004, and our investment in cable services segment equipment and facilities placed into service during the year ended December 31, 2004 for which a partial year of depreciation was recorded in the year ended December 31, 2004.

Multiple System Operator ("MSO") Operating Statistics

        Our operating statistics include capital expenditures and customer information from our cable services segment and the components of our local access services and Internet services segments which offer services utilizing our cable services segment's facilities.

        Our capital expenditures by standard reporting category for the year ended December 31, 2004 and 2003 follows (amounts in thousands):

	2004	2003
Customer premise equipment	$16,772	10,713
Commercial	574	705
Scalable infrastructure	4,979	2,221
Line extensions	1,752	1,270
Upgrade/rebuild	9,476	3,800
Support capital	1,427	503

Sub-total	34,980	19,212
Remaining reportable segments and All Other capital expenditures	76,824	43,267

	$111,804	62,479

        The standardized definition of a customer relationship is the number of customers that receive at least one level of service utilizing our cable services segment's facilities, encompassing voice, video, and data services, without regard to which services customers purchase. At December, 2004 and 2003 we had 122,700 and 121,900 customer relationships, respectively.

        The standardized definition of a revenue generating unit is the sum of all primary analog video, digital video, high-speed data, and telephony customers, not counting additional outlets. At December 31, 2004 and 2003 we had 208,300 and 180,400 revenue generating units, respectively.

Local Access Services Segment Overview

        During 2004 local access services segment revenues represented 11.0% of consolidated revenues. We generate local access services segment revenues from three primary sources: (1) business and residential basic dial tone services; (2) business private line and special access services; and (3) business and residential features and other charges, including voice mail, caller ID, distinctive ring, inside wiring and subscriber line charges.

        The primary factors that contribute to year-to-year changes in local access services segment revenues include the average number of business and residential subscribers to our services during a given reporting period, the average monthly rates charged for non-traffic sensitive services, the number and type of additional premium features selected, the traffic sensitive access rates charged to carriers and the Universal Service Program.

        Our local access services segment faces significant competition in Anchorage, Fairbanks, and Juneau from ACS, which is the largest ILEC in Alaska, and from AT&T Alascom, Inc. in Anchorage for residential services. We believe our approach to developing, pricing, and providing local access services and bundling different business segment services will allow us to be competitive in providing those services.

        At December 31, 2004, 112,100 lines were in service as compared to approximately 106,100 lines in service at December 31, 2003. We estimate that our 2004 lines in service represents a statewide market share of approximately 24%. A line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

        Our access line mix at December 31, 2004 follows:

  •
  Residential lines represent approximately 60% of our lines,

  •
  Business customers represent approximately 35% of our lines, and

  •
  Internet access customers represent approximately 5% of our lines.

        In April 2004 we successfully launched our DLPS deployment utilizing our Anchorage coaxial cable facilities. This service delivery method allows us to utilize our own cable facilities to provide local access service to our customers and avoid paying local loop charges to the ILEC. To ensure the necessary equipment is available to us, we have committed to purchase a certain number of outdoor, network powered multi-media adapters. At December 31, 2004 we had approximately 8,000 DLPS lines in service. We plan to continue to deploy additional DLPS lines during the year ended December 31, 2005.

        Approximately 85% of our lines are provided on our own facilities and leased local loops. Approximately 6% of our lines are provided using the UNE platform delivery method.

        In January 2005 we applied to the RCA to expand our existing certification for the provision of competitive local service. We requested to provide service in competition with the existing service provider in five service areas which include the communities of Ketchikan, Cordova, Chitina, Glenallen, McCarthy, Mentasta, Tatitlek, Valdez, Delta Junction, Homer, Kenai, Kodiak, Soldotna, Nenana, North Pole, and the area from Eagle River to Healy. In addition, we have requested approval to offer local service in six areas covered by our cable facilities only which include the communities of Wrangell, Petersburg, Sitka, Seward, Bethel, and Nome.

        We plan to offer service in these new areas using a combination of methods. To a large extent, we plan to use our existing cable network to deliver local services. Where we do not have cable plant, we may use wireless technologies and resale of other carrier's services. We may lease portions of an existing carrier's network or seek wholesale discounts, but our application is not dependent upon access to either unbundled network elements of the ILEC's network or wholesale discount rates for resale of ILEC services. We have requested the RCA decide this application within at least six months.

        On June 25, 2004 the RCA issued an order in our arbitration with ACS to revise the rates, terms, and conditions that govern access to UNEs in the Anchorage market. The RCA's ruling set rates for numerous elements of ACS' network, the most significant being the lease rate for local loops. The order initially increased the loop rate from $14.92 to $19.15 per loop per month. We immediately filed a petition for reconsideration with the RCA to correct computational errors and raise other issues. On August 20, 2004, the RCA ruled on the petition and retroactively lowered the loop rate to $18.64 per month. We estimate the ruling, absent other measures would increase our local access services segment Cost of Goods Sold by as much as approximately $4.0 million during the year ended December 31, 2005. In January 2005 we appealed the RCA ruling to the Federal Circuit Court arguing that the pricing and methodology used by ACS and approved by the RCA was flawed and in violation of federal law. We cannot predict at this time the outcome of the petition for reconsideration or the lawsuit.

        In December 2003 we distributed our new Anchorage phone directory and began recognizing revenue and Cost of Goods Sold in the local access services segment. We recognized one month of revenue and Cost of Goods Sold in the fourth quarter of 2003 and the remaining eleven months of revenue and Cost of Goods Sold were recognized in 2004. In December 2004 we distributed a second Anchorage phone directory and are using the same recognition method for revenue and Cost of Goods Sold.

        In October 2004 we completed distribution of our new Fairbanks and Juneau area directories. We recognized three months of revenue and Cost of Goods Sold in 2004 and will recognize the remaining nine months of revenue and Cost of Goods Sold in 2005.

Local Access Services Segment Revenues and Cost of Goods Sold

        Local access services segment revenues increased 20.4% in 2004 to $47.0 million primarily due to the following:

  •
  Growth in the number of lines in service from 106,100 to 112,100,

  •
  $1.5 million increase to $4.1 million in support from the Universal Service Program, and

  •
  $2.0 million increase in revenues to $2.2 million from our phone directories.

        The increase in local access services segment revenues is partially off-set by access rate decreases.

        Local access services segment Cost of Goods Sold increased 22.4% to $29.1 million in 2004 primarily due to the growth in the average number of lines in service and the increased costs resulting from the RCA's Anchorage UNE arbitration settlement order in June 2004 discussed above.

Local Access Services Segment Operating Loss

        Local access services segment operating loss decreased 7.9% to ($5.7) million from 2003 to 2004 primarily due to the 20.4% revenue increase to $47.0 million partially off-set by the following:

  •
  The 22.4% increase in Cost of Goods Sold to $29.1 million,

  •
  A $598,000 increase in local services segment selling, general and administrative expenses to $18.3 million, and

  •
  A 39.1% increase in local services segment depreciation, amortization and accretion expense to $4.9 million in 2004 as compared to 2003 primarily due to our investment in local access services segment equipment and facilities placed into service during the year ended December 31, 2003 for which a full year of depreciation was recorded in the year ended December 31, 2004, and our investment in local access services segment equipment and facilities placed into service during the year ended December 31, 2004 for which a partial year of depreciation was recorded in the year ended December 31, 2004.

        The local access services segment operating results are negatively affected by the allocation of the benefit of access cost savings to the long-distance services segment. If the local access services segment received credit for the access charge reductions recorded by the long distance services segment, the local access services segment operating loss would have improved by approximately $7.1 million and the long distance services segment operating income would have been reduced by an equal amount in 2004. Avoided access charges totaled approximately $6.9 million in 2003. The amount of allocated access cost savings is affected by access rate decreases from 2003 to 2004.

Internet Services Segment Overview

        During 2004 Internet services segment revenues represented 6.1% of consolidated revenues. We generate Internet services segment revenues from three primary sources: (1) access product services, including commercial, Internet service provider, and retail dial-up access; (2) network management services; and (3) Internet services segment's allocable share of cable modem revenue (a portion of cable modem revenue is also recognized by our cable services segment).

        The primary factors that contribute to year-to-year changes in Internet services segment revenues include the average number of subscribers to our services during a given reporting period, the average monthly subscription rates, the amount of bandwidth purchased by large commercial customers, and the number and type of additional premium features selected.

        Marketing campaigns continue to be deployed targeting residential and commercial customers featuring bundled products. Our Internet offerings are bundled with various combinations of our long-distance, cable, and local access services segments' offerings and provide free or discounted basic or premium Internet services. Value-added premium Internet features are available for additional charges.

        We compete with a number of Internet service providers in our markets. We believe our approach to developing, pricing, and providing Internet services allows us to be competitive in providing those services.

Internet Services Segment Revenues and Cost of Goods Sold

        Selected key performance indicators for our Internet services segment follow:

	December 31,
			Percentage Change
	2004	2003
Total Internet subscribers	101,600	95,700	6.2%
Cable modem subscribers	65,500	46,000	42.4%
Dial-up subscribers	36,100	49,600	(27.2)%

        Total Internet subscribers are defined by the purchase of Internet access service regardless of the level of service purchased. If one entity purchases multiple Internet access service points, that entity is included in our total Internet subscriber count at a rate equal to the number of access points purchased. A subscriber with both cable modem and dial-up service is included once as a cable modem subscriber.

        A dial-up subscriber is defined by the purchase of dial-up Internet service regardless of the level of service purchased. If one entity purchases multiple dial-up service access points, each access point is counted as a subscriber.

        Total Internet services segment revenues increased 30.9% to $26.0 million in 2004 primarily due to the 26.1% increase in its allocable share of cable modem revenues to $11.4 million in 2004 as compared to 2003. The increase in cable modem revenues is primarily due to growth in cable modem subscribers.

        Internet services Cost of Goods Sold increased 19.3% to $7.0 million in 2004 associated with increased Internet services segment revenues.

Internet Services Segment Operating Income

        Internet services segment operating income increased 236.7% to $5.5 million from 2003 to 2004 primarily due to the 30.9% increase in Internet services segment revenues to $26.0 million in 2004 partially off-set by the 19.3% increase in Internet services segment Cost of Goods Sold to $7.0 million in 2004, and a $788,000 increase in selling, general and administrative expenses to $9.4 million. The increase in selling, general and administrative expenses is due to an approximately $771,000 increase in labor and employee benefits costs.

All Other Overview

        Revenues reported in the All Other category as described in note 12 in the accompanying "Notes to Consolidated Financial Statements" include our managed services, product sales, and cellular telephone services.

        Revenues included in the All Other category represented 9.5% of total revenues in 2004.

All Other Revenues and Cost of Goods Sold

        All Other revenues increased 28.5% to $40.3 million in 2004. The increase is primarily due to the following:

  •
  $4.8 million in special project revenue earned from our fiber system that transits the Trans Alaska oil pipeline corridor in 2004,

  •
  Increased monthly revenue earned from our fiber system that transits the Trans Alaska oil pipeline corridor,

  •
  Revenue generated from our contract to provide services to the State of Alaska starting in the first quarter of 2004, and

  •
  Special project revenue for services sold to the State of Alaska.

        The increase described above is partially off-set by a $685,000 decrease in product sales revenue to $2.2 million in 2004. The decrease is due to sales of product to two customers in 2003 that were not repeated in 2004.

        All Other Cost of Goods Sold increased 36.5% to $22.4 million in 2004. The increase in All Other Cost of Goods Sold is primarily due to a $5.7 million increase to $5.8 million in costs associated with special project revenue earned from our fiber system that transits the Trans Alaska oil pipeline corridor in 2004, costs associated with increased monthly revenue earned from our recurring service contracts in 2004, and costs associated with the special project revenue described above.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 6.2% to $147.4 million in 2004 primarily due to the following

  •
  A $7.1 million increase in labor and health insurance costs,

  •
  A $4.6 million increase in contract labor and contract services expenses associated with our Sarbanes-Oxley Act of 2002 ("SOX") Section 404 compliance efforts and other special projects,

  •
  A $1.2 million write-off of previously capitalized mobile wireless network costs upon finalization of a long-term distribution agreement, and

  •
  A $1.0 million increase in fiber repair expenses in 2004 and compared to 2003. The increase in fiber repair expenses is the result of the repair of AULP East in July 2004 with a total repair cost of approximately $311,000 and the reversal of an accrual for estimated fiber repair costs of $700,000 in 2003.

        The increases previously described are partially off-set by a $4.1 million decrease in our company-wide success sharing bonus accrual. As a percentage of total revenues, selling, general and administrative expenses decreased to 34.7% in 2004 from 35.5% in 2003, primarily due to an increase in revenues without a corresponding increase in selling, general and administrative expenses.

Bad Debt Recovery

        Bad debt recovery increased $896,000 to a net recovery of $1.1 million in 2004. The 2004 increase is primarily due to realization of approximately $4.2 million of the MCI credit through a reduction to bad debt expense in 2004, as further discussed in the "Long Distance Service Overview" above. We realized approximately $2.8 million of the MCI credit through a reduction to bad debt expense in 2003.

Impairment Charge

        In 2003, we reported an impairment charge of $5.4 million in our long-distance services segment which equaled the remaining net book value recorded for our North Pacific Cable asset. In 1991 GCI purchased one DS-3 of capacity on a fiber optic cable system owned by AT&T. This fiber optic cable system is a spur off of a trans-Pacific fiber optic cable system owned by another group. We used our owned capacity to carry traffic to and from Alaska and the Lower 48 States. The section of the North Pacific Cable in which we owned capacity was taken out of service in January 2004 due to a billing dispute between AT&T and the owner of the trans-Pacific cable system causing us to re-route certain of our traffic. We were relieved of all future obligations required by our purchase agreement and ceased payment of maintenance and vessel standby costs totaling approximately $324,000 per year that would otherwise be payable over the remaining life of the system. The AULP West fiber optic cable system we built was put into service in June 2004 and provides us with route diversity and redundancy in excess of that previously provided by the North Pacific Cable.

Depreciation, Amortization and Accretion Expense

        Depreciation, amortization and accretion expense increased 18.2% to $63.1 million in 2004. The increase is primarily attributed to our $45.8 million investment in equipment and facilities placed into service during 2003 for which a full year of depreciation was recorded in 2004, and the $122.9 million investment in equipment and facilities placed into service during 2004 for which a partial year of depreciation was recorded in 2004.

Other Expense, Net

        Other expense, net of other income, decreased 11.4% to $37.1 million in 2004 primarily due to a $7.9 million decrease in interest expense in 2004 on our new Senior Credit Facility due to a decrease in the average outstanding balance owed on our new Senior Credit Facility and a decreased average new Senior Credit Facility interest rate as compared to 2003.

        Partially offsetting the decreases described above were the following:

  •
  In 2004 we paid bond call premiums totaling $6.1 million to redeem our old Senior Notes,

  •
  As a result of redeeming our old Senior Notes in 2004 we recognized $2.3 million in unamortized old Senior Notes fee expense, and

  •
  A $1.6 million increase in interest expense on our new Senior Notes due to an increase in the outstanding balance owed, partially off-set by a decreased interest rate in 2004 as compared to 2003.

Income Tax Expense

        GCI, Inc., as a wholly owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, the following discussion reflects the consolidated group's activity and balances.

        Income tax expense was $17.5 million in 2004 and $10.1 million in 2003. The change was due to increased net income before income taxes in 2004 as compared to 2003 and an approximately $3.1 million increase in income tax expense resulting from a true-up of the deferred tax assets and liabilities associated primarily with fixed assets and net operating loss carryforwards. Our effective income tax rate increased from 38.5% in 2003 to 45.1% in 2004 due to an adjustment of deferred tax assets and liabilities in 2004.

        At December 31, 2004, we have (1) tax net operating loss carryforwards of approximately $175.6 million that will begin expiring in 2007 if not utilized, and (2) alternative minimum tax credit carryforwards of approximately $1.9 million available to offset regular income taxes payable in future years. We utilized net operating loss carryforwards of approximately $11.3 million during the year ended December 31, 2004. Our utilization of certain net operating loss carryforwards is subject to limitations pursuant to Internal Revenue Code section 382.

        Tax benefits associated with recorded deferred tax assets are considered to be more likely than not realizable through future reversals of existing taxable temporary differences and future taxable income exclusive of reversing temporary differences and carryforwards. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced which would result in additional income tax expense. We estimate that our effective annual income tax rate for financial statement purposes will be 42% to 44% in 2005.

        On October 22, 2004 the American Jobs Creation Act of 2004 was signed into law. We believe this new law will not have a material effect on our results of operations, financial position and cash flows.

Cumulative Effect of a Change in Accounting Principle

        On January 1, 2003 we adopted Statement of Financial Accounting Standard ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," and recorded the cumulative effect of accretion and depreciation expense as a cumulative effect of a change in accounting principle of approximately $544,000, net of income tax benefit of $367,000.

Year Ended December 31, 2003 ("2003") Compared To Year Ended December 31, 2002 ("2002")

Overview of Revenues and Cost of Goods Sold

        Total revenues increased 6.2% from $367.8 million in 2002 to $390.8 million in 2003. The cable services, local access services and Internet services segments and All Other Services contributed to the increase in total revenues, partially off-set by decreased revenues in the long-distance services segment. See the discussion below for more information by segment.

        Total cost of goods sold increased 1.5% from $123.6 million in 2002 to $125.4 million in 2003. The cable services, local access services and Internet services segments and All Other Services contributed to the increase in total cost of goods sold, partially off-set by decreased cost of goods sold in the long-distance services segment. See the discussion below for more information by segment.

Long-Distance Services Segment Overview

        Long-distance services segment revenue in 2003 represented 52.3% of consolidated revenues. Our provision of interstate and intrastate long-distance services, Private Line and leased dedicated capacity services, and broadband services accounted for 94.7% of our total long-distance services segment revenues during 2003.

Long-distance Services Segment Revenues

        Total long-distance services segment revenues decreased 0.2% to $204.6 million in 2003. The components of long-distance services segment revenues are as follows (amounts in thousands):

	2003	2002	Percentage Change
Common carrier message telephone services	$91,700	95,947	(4.4)%
Residential, commercial and governmental message telephone services	39,701	46,169	(14.0)%
Private line and private network services	37,123	36,157	2.7%
Broadband services	25,167	18,432	36.5%
Lease of fiber optic cable system capacity	10,876	8,225	32.2%

Total long-distance services segment revenue	$204,567	204,930	(0.2)%

Common Carrier Message Telephone Services Revenue

        The 2003 decrease in message telephone service revenues from other common carriers (principally MCI and Sprint) results from the following:

  •
  A 10.0% decrease in the average rate per minute on minutes carried for other common carriers primarily due to the decreased average rate per minute as agreed to in the July 24, 2003 extension of our contract to provide interstate and intrastate long-distance services to MCI,

  •
  A discount given to a certain other common carrier customer starting in 2003, and

  •
  Revenue earned due to a 2002 increase in the rate per minute of certain other common carrier minutes retroactive to April 2002 which did not recur in 2003.

        The decrease in message telephone service revenues from other common carriers in 2003 was off-set by a 6.7% increase in wholesale minutes carried to 875.0 million minutes.

Residential, Commercial and Governmental Message Telephone Services Revenue

        Selected key performance indicators for our offering of message telephone service to residential, commercial and governmental customers follow:

	2003	2002	Percentage Change
Retail minutes carried	284.3 million	309.2 million	(8.1)%
Average rate per minute	$0.138	$0.142	(2.8)%
Number of active residential, commercial and governmental customers(1)	85,600	88,200	(2.9)%

(1)
All current subscribers who have had calling activity during December of 2003 and 2002, respectively.

        The decrease in message telephone service revenues from residential, commercial, and governmental customers in 2003 is primarily due to the following:

  •
  A decrease in minutes carried for these customers primarily due to the effect of customers substituting cellular phone, prepaid calling card and email usage for direct dial minutes,

  •
  A decrease in the average rate per minute primarily due to our promotion of and customers' enrollment in calling plans offering a certain number of minutes for a flat monthly fee, and

  •
  A decrease in the number of active residential, commercial, and governmental customers billed primarily due to the effect of customers substituting cellular phone, prepaid calling card, and email usage for direct dial minutes.

Broadband Services Revenue

        The increase in revenues from our packaged telecommunications offering to rural hospitals and health clinics and our SchoolAccess™ offering to rural school districts in 2003 is primarily due to the following:

  •
  Our SchoolAccess™ offering called Distance Learning Service that started in late 2002. Distance Learning Service is a video-conference based service that enables eight school districts in Alaska to provide additional educational opportunities for their students, and

  •
  An increased number of circuits leased to rural hospitals and health clinics in Alaska.

Long-distance Services Segment Cost of Goods Sold

        Long-distance services segment cost of goods sold decreased 11.1% to $53.4 million in 2003 primarily due to the following:

  •
  Reductions in access costs due to distribution and termination of our traffic on our own local access services network instead of paying other carriers to distribute and terminate our traffic. The statewide average cost savings is approximately $.011 and $.061 per minute for interstate and intrastate traffic, respectively. We expect cost savings to continue to occur as long-distance traffic originated, carried, and terminated on our own facilities grows,

  •
  The FCC Multi-Association Group reform order reducing the interstate access rates paid by interexchange carriers to LECs beginning July 2002,

  •
  A $2.3 million refund ($1.9 million after deducting certain direct costs) in 2003 from a local exchange carrier in respect of its earnings that exceeded regulatory requirements, and

  •
  A $1.7 million refund in 2003 from an intrastate access cost pool that previously overcharged us for access services.

        The decrease in the long-distance services segment cost of goods sold is partially off-set by increased costs associated with additional transponder and network back-up capacity in 2003 as compared to 2002.

Long-distance Services Segment Operating Income

        Long-distance services segment operating income increased 20.3% to $89.0 million from 2002 to 2003 primarily due to the following:

  •
  The 11.1% decrease in long-distance services segment cost of goods sold to $53.4 million in 2003,

  •
  An increase of 108.9% to a net bad debt recovery of $1.1 million in 2003 due to realization of approximately $2.8 million of the MCI credit through a reduction to bad debt expense in 2003, as further discussed in the "Long Distance Service Overview" above. We recognized bad debt expense of approximately $11.0 million due to the MCI bankruptcy in 2002, and

  •
  A 8.8% decrease in long-distance services segment depreciation, amortization and accretion expense to $20.2 million in 2003 as compared to 2002 primarily due to a 2003 reduction of $1.3 million in depreciation expense associated with a portion of the 2002 Kanas Telecom, Inc. acquisition included in the long-distance services segment partially off-set by our investment in long-distance services segment equipment and facilities placed into service during the year ended December 31, 2003 for which a full year of depreciation was recorded in the year ended December 31, 2004, and our investment in long-distance services segment equipment and facilities placed into service during the year ended December 31, 2004 for which a partial year of depreciation was recorded in the year ended December 31, 2004.

        The long-distance services segment operating income increase was partially off-set by the following:

  •
  The 0.2% decrease in long-distance services segment revenue to $204.6 million in 2003, as discussed above,

  •
  In 2003, we reported an impairment charge of $5.4 million which equaled the remaining net book value recorded for our North Pacific Cable asset as further described in the "Impairment Charge" section below, and

  •
  A 3.6% increase in long-distance services segment selling, general and administrative expenses to $37.7 million primarily due to an increase of approximately $1.8 for labor and employee benefit costs and the reversal of an accrual for estimated fiber repair costs $700,000 in 2003.

Cable Services Segment Overview

        Cable television revenues in 2003 represented 24.6% of consolidated revenues. During 2003 programming services generated 76.3% of total cable services segment revenues, cable services' allocable share of cable modem services accounted for 11.4% of such revenues, equipment rental and installation fees accounted for 8.1% of such revenues, advertising sales accounted for 3.4% of such revenues, and other services accounted for the remaining 0.8% of total cable services segment revenues.

        Effective February 2003, we increased rates charged for certain cable services and premium packages in six communities, including three of the state's four largest population centers, Anchorage, Fairbanks and Juneau. Rates increased approximately 4% for those customers who experienced an adjustment.

        In the second quarter of 2002 we signed seven-year retransmission agreements with the five local Anchorage broadcasters and began up-linking and distributing the local Anchorage broadcaster signals to all of our cable systems. This local programming provides additional value to our cable subscribers that not all our DBS competitors can provide. In 2003 DBS service provider Dish Network (EchoStar Communications Corporation) began providing, for an additional fee, Anchorage based broadcaster programming in Anchorage and in other Alaska communities where there is not a similar local broadcast affiliate.

Cable Services Segment Revenues and Cost of Goods Sold

        Selected key performance indicators for our cable services segment follow:

	2003	2002	Percentage Change
Basic subscribers	134,400	136,100	(1.2)%
Digital programming tier subscribers	34,900	30,500	14.4%
Cable modem subscribers	46,000	36,200	27.1%
Homes passed	202,200	196,900	2.7%

        Total cable services segment revenues increased 8.2% to $96.0 million and average gross revenue per average basic subscriber per month increased $4.35 or 7.8% in 2003.

        Programming services revenues increased 7.4% to $73.2 million in 2003 resulting from the following:

  •
  An increase in the number of digital subscribers, and

  •
  The February 2003 rate increase of approximately 4% for those customers who experienced an adjustment.

        The increase in programming services revenue is partially off-set by a decrease in basic subscribers due to increased competition from DBS.

        The cable services segment's share of cable modem revenue (offered through our Internet services segment) increased 36.6% to $10.9 million in 2003 due to an increased number of cable modems deployed. Approximately 99% of our cable homes passed are able to subscribe to our cable modem service. In the second quarter of 2003 we completed our upgrade of the Ketchikan cable system. Customers in this system are able to subscribe to cable modem service.

        At December 31, 2003 we offered digital programming service in Anchorage, the Mat-Su Valley, Fairbanks, Juneau, Ketchikan, Kenai, and Soldotna, representing approximately 89% of our total homes passed. We launched digital programming services in the Mat-Su Valley and Ketchikan cable systems in 2003.

        Cable services cost of goods sold increased 9.9% to $26.0 million in 2003 due to programming cost increases for most of our cable programming services offerings.

Cable Services Segment Operating Income

        Cable services segment operating income increased $1.5 million to $25.0 million from 2002 to 2003 primarily due to the 8.2% increase in cable services segment revenues to $96.0 million in 2003, partially off-set by the following:

  •
  The 9.9% increase in cable services segment Costs of Goods Sold to $26.0 million in 2003, as described above,

  •
  A $1.8 million increase in cable services segment selling, general and administrative expenses to $27.1 million primarily due to an increase of approximately $913,000 in labor and employee benefits costs and an increase of approximately $981,000 in promotion expenses, and

  •
  A 8.9% increase in cable services segment depreciation, amortization and accretion expense to $17.3 million in 2003 as compared to 2002 primarily due to our investment in cable services segment equipment and facilities placed into service during the year ended December 31, 2002 for which a full year of depreciation was recorded in the year ended December 31, 2003, and our investment in cable services segment equipment and facilities placed into service during the year ended December 31, 2003 for which a partial year of depreciation was recorded in the year ended December 31, 2003.

MSO Operating Statistics

        Our operating statistics include capital expenditures and customer information from our cable services segment and the components of our local access services and Internet services segments which offer services utilizing our cable services' facilities.

        Our capital expenditures by standard reporting category for the year ending December 31, 2003 and 2002 follows (amounts in thousands):

	2003	2002
Customer premise equipment	$10,713	10,609
Commercial	705	597
Scalable infrastructure	2,221	3,082
Line extensions	1,270	866
Upgrade/rebuild	3,800	4,567
Support capital	503	5,413

Sub-total	19,212	25,134
Remaining reportable segments and All Other capital expenditures	43,267	40,006

	$62,479	65,140

        The standardized definition of a customer relationship is the number of customers that receive at least one level of service, encompassing voice, video, and data services, without regard to which services customers purchase. At December 31, 2003 and 2002 we had 121,900 and 124,400 customer relationships, respectively.

        The standardized definition of a revenue generating unit is the sum of all primary analog video, digital video, high-speed data, and telephony customers, not counting additional outlets. At December 31, 2003 and 2002 we had 180,400 and 172,200 revenue generating units, respectively.

Local Access Services Segment Overview

        During 2003 local access services segment revenues represented 10.0% of consolidated revenues.

        We began providing service in the Juneau market in the first quarter of 2002.

        At December 31, 2003, 106,100 lines were in service as compared to approximately 96,100 lines in service at December 31, 2002. At December 31, 2003 approximately 1,940 additional lines were awaiting connection. We estimate that our 2003 lines in service total represents a statewide market share of approximately 22%.

        Our access line mix at December 31, 2003 follows:

  •
  Residential lines represent approximately 58% of our lines,

  •
  Business customers represent approximately 35% of our lines, and

  •
  Internet access customers represent approximately 7% of our lines.

        Approximately 86% of our lines are provided on our own facilities and leased local loops. Approximately 5% of our lines are provided using UNE platform.

        In December 2003 we distributed our new phone directory and began recognizing revenue and costs of sales and service in the local access services segment. We recognized one month of revenue and cost of sales and service in the fourth quarter of 2003 and the remaining eleven months in 2004. Operating expenses incurred and recognized throughout 2003 to prepare our new phone directory are reported in the local access services segment.

Local Access Services Segment Revenues and Cost of Goods Sold

        Local access services segment revenues increased 21.6% in 2003 to $39.0 million primarily due to the following:

  •
  Growth in the lines in service,

  •
  $1.9 million of support from the Universal Service Program, and

  •
  A change in how we provision local access lines in Fairbanks and Juneau. In 2002 we primarily resold service purchased from ACS. In 2003 we benefited from our facilities build-out with an increased number of access lines provisioned on our own facilities using UNEs, allowing us to collect interstate and intrastate access revenues.

        Local access services segment cost of goods sold increased 17.6% to $23.8 million in 2003 primarily due to the growth in the average number of lines in service.

Local Access Services Segment Operating Loss

        Local access services segment operating loss decreased 26.4% to ($6.2) million from 2002 to 2003 primarily due to the 21.6% revenue increase to $39.0 million partially off-set by the following:

  •
  The 17.6% increase in Cost of Goods Sold to $23.8 million, and

  •
  A $1.1 million increase in local services segment selling, general and administrative expenses to $17.7 million primarily due to an approximately $591,000 increase in costs associated with State of Alaska regulatory affairs.

        The local access services segment operating results are negatively affected by the allocation of the benefit of access cost savings to the long-distance services segment. If the local access services segment received credit for the access charge reductions recorded by the long distance services segment, the local access services segment operating results would have improved by approximately $6.9 million and the long distance services segment operating results would have been reduced by an equal amount in 2003. Avoided access charges totaled approximately $7.0 million in 2002.

        The local access services segment operating results in 2003 were affected by our evaluation and testing of digital local phone service and Internet protocol-based technology to deliver phone service through our cable facilities.

Internet Services Segment Overview

        During 2003 Internet services segment revenues represented 5.1% of consolidated revenues.

Internet Services Segment Revenues and Cost of Goods Sold

        Selected key performance indicators for our Internet services segment follow:

	2003	2002	Percentage Change
Total Internet subscribers	95,700	89,500	6.9%
Cable modem subscribers	46,000	36,200	27.1%
Dial-up subscribers	49,600	53,300	(6.9)%

        Total Internet services segment revenues increased 27.3% to $19.8 million in 2003 primarily due to the 39.1% increase in its allocable share of cable modem revenues to $9.1 million in 2003 as compared to 2002. The increase in cable modem revenues is primarily due to growth in cable modem subscribers and the termination in the first quarter of 2003 of our offering in which customers received up to two months of free cable modem service. Additionally, the growth in cable modem revenues is affected by the level of service our subscribers select. In 2003 and 2002, 8.1% and 6.0%, respectively, of our subscribers selected our highest level of cable modem service resulting in increased revenue of approximately $897,000 in 2003 as compared to 2002.

        We previously reported a total of 71,700 Internet subscribers at December 31, 2002. This subscriber count was based upon the total number of active dial-up subscribers at December 31, 2002. Not all cable modem subscribers paying for a dial-up plan have activated their dial-up service. When we first started selling cable modem service it was packaged in a way that almost all cable modem subscribers were also dial up subscribers. As we introduced new packages and plans and started promoting our cable modem LiteSpeed service the number of cable modem subscribers without a dial up plan increased substantially. An internal review during the second quarter of 2003 revealed that these subscriber counts had risen substantially enough that they are now being reported separately.

        Internet services cost of goods sold increased 22.3% to $5.9 million in 2003 primarily due to the increased number of cable modems deployed.

Internet Services Segment Operating Income

        Internet services segment operating income increased 198.9% to $1.6 million from 2002 to 2003 primarily due to the 27.3% increase in Internet services segment revenues to $19.8 million in 2003 partially off-set by the 22.3% increase in Internet services segment Cost of Goods Sold to $5.9 million in 2003.

All Other Services Overview

        Revenues included in the All Other category represented 8.0% of total revenues in 2003.

All Other Revenues and Cost of Goods Sold

        All Other revenues increased 18.1% to $31.4 million in 2003. The increase in revenues is primarily due to the following:

  •
  Increased monthly revenue earned in 2003 as compared to 2002 from our GCI Fiber system that transits the Trans Alaska oil pipeline corridor, and

  •
  $2.0 million in special project revenue earned from our GCI Fiber system in 2003.

        All Other costs of sales and services increased 10.3% to $16.4 million in 2003 primarily due to increased costs associated with the increased monthly revenue from our GCI fiber system.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased 7.5% to $138.7 million in 2003 and, as a percentage of total revenues, increased to 35.5% in 2003 from 35.1% in 2002. The 2003 increase in selling, general and administrative expenses is primarily due to a $4.9 million increase in labor and health insurance costs and a $4.3 million increase in the accrual for company-wide success sharing bonus costs.

Bad Debt Expense (Recovery)

        Bad debt expense (recovery) decreased 101.4% to ($178,000) in 2003. The 2003 decrease is primarily due to the following:

  •
  Utilization of approximately $2.8 million of the MCI credit as a reduction to bad debt expense in 2003, and

  •
  Provision in 2002 of a $11.0 million bad debt reserve for uncollected amounts due from MCI.

Impairment Charge

        In 2003, we reported an impairment charge of $5.4 million which equaled the remaining net book value recorded for our North Pacific Cable asset. In 1991 GCI purchased one DS-3 of capacity on a fiber optic cable system owned by AT&T. This fiber optic cable system is a spur off of a trans-Pacific fiber optic cable system owned by another group. We used our owned capacity to carry traffic to and from Alaska and the Lower 48 States. The section of the North Pacific Cable in which we owned capacity was taken out of service in January 2004 due to a billing dispute between AT&T and the owner of the trans-Pacific cable system causing us to re-route certain of our traffic. Our AULP West fiber optic cable system provides us with route diversity and redundancy in excess of that previously provided by the North Pacific Cable.

Depreciation, Amortization and Accretion Expense

        Depreciation, amortization and accretion expense decreased 5.3% to $53.4 million in 2003. The decrease is primarily attributed to a reduction in the depreciable value of Property and Equipment due to a basis adjustment of $18.5 million which was recorded in 2002 associated with the Kanas Telecom, Inc. acquisition, and a 2003 reduction of $1.3 million in depreciation expense which was also associated with the acquisition.

        The decrease in depreciation, amortization and accretion expense described above was partially off-set by an increase in depreciation expense due to our $59.2 million investment in equipment and facilities placed into service during 2002 for which a full year of depreciation was recorded in 2003, and the $45.8 million investment in equipment and facilities placed into service during 2003 for which a partial year of depreciation was recorded in 2003.

Other Expense, Net

        Other expense, net of other income, increased 25.5% to $41.9 million in 2003. The increase is primarily due to the following:

  •
  We recognized approximately $5.0 million in Amortization of Loan and Senior Notes Fees in 2003 because a portion of the new Senior Credit Facility was a substantial modification of the April 22, 2003 amended Senior Credit Facility,

  •
  Increased interest expense due to increased interest rates on our amended Senior Credit Facility from November 2002 through October 2003, when the amended Senior Credit Facility was replaced with the new Senior Credit Facility,

  •
  Increased amortization of loan fees due to additional loan fees incurred to amend our Senior Credit Facility, and

  •
  A $1.2 million interest benefit earned in 2002 from an interest rate swap agreement which was called at no cost by the counter party and terminated on August 1, 2002.

        Partially offsetting these increases was a decrease in the average outstanding indebtedness in 2003 and decreased interest expense in November and December 2003 due to the decreased interest rate paid on our new Senior Credit Facility.

Income Tax Expense

        Income tax expense was $10.1 million in 2003 and $5.7 million in 2002. The change was due to increased net income before income taxes and cumulative effect of a change in accounting principle in 2003 as compared to 2002. Our effective income tax rate decreased from 45.9% in 2002 to 38.5% in 2003 due to the effect of items that are nondeductible for income tax purposes and adjustments made to ending temporary difference balances in 2003.

Cumulative Effect of a Change in Accounting Principle

        On January 1, 2003 we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," and recorded the cumulative effect of accretion and depreciation expense as a cumulative effect of a change in accounting principle of approximately $544,000, net of income tax benefit of $367,000.

Fluctuations in Fourth Quarter Results of Operations

        The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 (amounts in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2004
Total revenues	$108,916	103,786	106,622	105,502	424,826
Operating income	$19,406	19,210	21,406	15,842	75,864
Net income	$1,925	7,725	9,295	2,307	21,252
2003
Total revenues	$92,777	95,939	98,327	103,754	390,797
Operating income	$15,438	17,972	17,595	17,072	68,077
Net income before cumulative effect of a change in accounting principle	$3,095	4,810	4,529	3,652	16,086
Net income	$2,551	4,810	4,529	3,652	15,542

        The following describes unusual or infrequently occurring items recognized in the following quarters of 2004 and 2003:

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  In the first, second, third and fourth quarters of 2004 we recognized approximately $1.2 million, $1.1 million, $1.1 million and $824,000, respectively, in recoveries of bad debt expense for uncollected accounts due from MCI. In the first and second quarters of 2003 we recognized no recoveries of bad debt expense for uncollected accounts due from MCI. In the third and fourth quarters of 2003 we recognized approximately $647,000 and $2.2 million, respectively, in recoveries of bad debt expense for uncollected accounts due from MCI,

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  GCI, Inc., as a wholly owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, the following discussion reflects the consolidated group's activity. In the fourth quarter of 2004 we recognized an approximately $3.1 million increase in income tax expense resulting from a true-up of the deferred tax assets and liabilities associated primarily with fixed assets and net operating loss carryforwards,

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  In the fourth quarter of 2003 we reported an impairment charge of $5.4 million which equaled the remaining net book value recorded for our North Pacific Cable asset, as discussed in "Impairment Charge" above, and

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  In the fourth quarter of 2003 we recognized approximately $5.0 million in Amortization of Loan and Senior Notes Fees due to classifying a portion of the new Senior Credit Facility as a substantial modification of the April 22, 2003 amended Senior Credit Facility.

Liquidity and Capital Resources

        Cash flows from operating activities totaled $102.6 million in 2004 as compared to $87.1 million in 2003. The 2004 increase is primarily due to increased cash flow from all of our reportable segments and a $1.4 million increase in the MCI credit recovery, as further discussed in the "Long Distance Service Overview" above, partially off-set by decreased cash flow from All Other Services, a

$4.3 million payment of our company-wide success sharing bonus in 2004, and a $2.3 million refund in 2003 from a local exchange carrier in respect of its earnings that exceeded regulatory requirements.

        Other sources of cash during 2004 include $315.7 million from the issuance of our new Senior Notes, draws of $20.0 million under the revolving credit portion of our new Senior Credit Facility, and $2.6 million in payments of notes receivable from related parties. Uses of cash during 2004 included expenditures of $111.8 million for property and equipment, including construction in progress, the $180.0 million repayment of our old Senior Notes, the $63.8 million repayment of the term and revolving credit portions of our new Senior Credit Facility, the repurchase of $33.6 million of GCI's common stock, the redemption of $10.0 million of GCI's Series C preferred stock, payment of $8.3 million in fees associated with the new Senior Notes and new Senior Credit Facility, payment of bond call premiums totaling $6.1 million to redeem our old Senior Notes, and repayment of $5.1 million in capital lease obligations.

        Net receivables increased $3.8 million from December 31, 2003 to December 31, 2004 primarily due to an increase in trade receivables for broadband services provided to hospitals and health clinics and private line and private network services.

        Working capital totaled $39.1 million at December 31, 2004, a $37.0 million increase as compared to $2.1 million at December 31, 2003. The increase is primarily due to the $18.8 million in cash proceeds from our $70.0 million bond issuance in December 2004, an $8.3 million current deferred tax asset for the net operating loss carryforward we expect to utilize during the year ended December 31, 2005, a $4.1 million decrease in accrued payroll primarily due to a decreased accrual for company-wide success sharing bonus costs, and a $7.0 million decrease in accrued capital expenditures related to AULP West. The $7.0 million payment was funded by a $10.0 million draw under the revolving credit portion of our new Senior Credit Facility in January 2004. The $10.0 million draw under the revolving credit portion of our new Senior Credit Facility was repaid in February 2004 with proceeds from the $250.0 million bond issuance described below.

        In February 2004 we sold $250.0 million in aggregate principal amount of senior unsecured debt securities due in 2014 ("February Senior Notes"). In December 2004 we sold $70.0 million in aggregate principal amount of senior unsecured debt securities due in 2014 ("December Senior Notes"). The February and December Senior Notes are treated as a single class ("new Senior Notes").

February Senior Notes

        The February Senior Notes were sold at a discount of $4.3 million. The February Senior Notes are carried on our Consolidated Balance Sheet net of the unamortized portion of the discount, which is being amortized to Interest Expense over the life of the new Senior Notes.

        The net proceeds of the offering were primarily used to repay our existing $180.0 million 9.75% Senior Notes and to repay approximately $43.8 million of the term portion and $10.0 million of the revolving portion of our original Senior Credit Facility. In connection with the issuance, we paid fees and other expenses of approximately $6.5 million that are being amortized over the life of the new Senior Notes.

        The February Senior Notes were offered only to qualified institutional buyers pursuant to exemptions from registration under the Securities Act. On July 7, 2004, we commenced an offer to exchange the privately issued February Senior Notes for a like amount of February Senior Notes that have been registered under the Securities Act and have otherwise identical terms to the privately issued original Senior Notes (except for provisions relating to our obligations to consummate the exchange offer). The exchange offer closing occurred on August 11, 2004, at which time all $250.0 million in aggregate principal amount of the privately issued February Senior Notes were tendered and exchanged for the February Senior Notes that have been registered under the Securities Act.

December Senior Notes

        The December Senior Notes were sold at face value.

        The net proceeds of the offering were primarily used to repurchase 3,751,509 of GCI's Class A common shares at $8.33 per share and $10.0 million of GCI's Series C preferred stock from MCI. The aggregate amount of the equity repurchase totaled $41.3 million. In addition we used the proceeds to repay $10.0 million of the revolving portion of our new Senior Credit Facility. In connection with the issuance, we paid fees and other expenses of approximately $1.6 million that are being amortized over the life of the new Senior Notes.

        The December Senior Notes were offered only to qualified institutional buyers pursuant to Rule 144A and non-United States persons pursuant to Regulation S. The December Senior Notes have not been registered under the Securities Act and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Beginning April 6, 2005, we plan to commence an offer to exchange the privately issued December Senior Notes that have been registered under the Securities Act and have otherwise identical terms to the privately issued original Senior Notes (except for provisions relating to GCI Inc.'s obligations to consummate the exchange offer).

New Senior Notes

        We pay interest of 7.25% on the new Senior Notes.

        The new Senior Notes are not redeemable prior to February 15, 2009. At any time on or after February 15, 2009, the new Senior Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices, plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing February 1 of the year indicated:	Redemption Price
2009	103.625%
2010	102.417%
2011	101.208%
2012 and thereafter	100.000%

        We may, on or prior to February 17, 2007, at our option, use the net cash proceeds of one or more underwritten public offerings of our qualified stock to redeem up to a maximum of 35% of the initially outstanding aggregate principal amount of our new Senior Notes at a redemption price equal to 107.25% of the principal amount of the new Senior Notes, together with accrued and unpaid interest, if any, thereon to the date of redemption, provided that not less than 65% of the principal amount of the new Senior Notes originally issued remain outstanding following such a redemption.

        The new Senior Notes restrict GCI, Inc. and certain of its subsidiaries from incurring debt in most circumstances unless the result of incurring debt does not cause our leverage ratio to exceed 6.0 to one. The new Senior Notes do not allow debt under the new Senior Credit Facility to exceed the greater of (and reduced by certain stated items):

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  $250 million, reduced by the amount of any prepayments, or

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  3.0 times earnings before interest, taxes, depreciation and amortization for the last four full fiscal quarters of GCI, Inc. and certain of its subsidiaries.

        The new Senior Notes limit our ability to make cash dividend payments.

        We conducted a Consent Solicitation and Tender Offer for the old Senior Notes. Through February 13, 2004 we accepted for payment $114.6 million principal amount of notes which were validly tendered. Such notes accepted for payment received additional consideration as follows:

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  $4.0 million based upon a payment of $1,035 per $1,000 principal amount, consisting of the purchase price of $1,025 per $1,000 principal amount and the consent payment of $10 per $1,000 principal amount, and

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  $497,000 in accrued and unpaid interest through February 16, 2004.

        The remaining principal amount of $65.4 million was redeemed on March 18, 2004 for additional consideration as follows:

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  $2.1 million based upon a payment of $1,032.50 per $1,000 principal amount, and

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  $833,000 in accrued and unpaid interest through March 18, 2004.

        The total redemption cost was $186.1 million. The premium to redeem our old Senior Notes was $6.1 million (excluding interest cost of $1.3 million) and was recognized as a loss on early extinguishment of debt, a component of Other Income (Expense), during the year ended December 31, 2004.

        Compliance with the redemption notice requirements in the Indenture resulted in a delay before final payment of some of the old Senior Notes. As a result of such delay, our total debt increased during the overlap period between the redemption of the old Senior Notes and the issuance of the February Senior Notes making us out of compliance with Section 6.11 of our Credit, Guaranty, Security and Pledge Agreement, dated as of October 30, 2003. We received a waiver from compliance with Section 6.11 until April 30, 2004. After the final redemption payment on March 18, 2004 we were in compliance with Section 6.11.

        A semi-annual interest payment of approximately $9.0 million was paid in August 2004. We will make semi-annual interest payments of $11.6 million in February and August 2005.

        We were in compliance with all loan covenants at December 31, 2004.

New Senior Credit Facility

        In 2004 we drew the following amounts under the revolving credit portion of our new Senior Credit Facility (amounts in millions):

January 2004	$10.0
May 2004	5.0
August 2004	5.0

$20.0

        Our ability to draw down on the revolving portion of our new Senior Credit Facility could be diminished if we are not in compliance with all new Senior Credit Facility covenants or have a material adverse change at the date of the request for the draw. In February 2004 we used a portion of the proceeds from the issuance of our February Senior Notes to repay approximately $43.8 million of the term portion and $10.0 million of the revolving portion of our new Senior Credit Facility. In December 2004 we used a portion of the proceeds from the issuance of our December Senior Notes to repay approximately $10.0 million of the revolving portion of our new Senior Credit Facility.

        On May 21, 2004 we amended our $220.0 million new Senior Credit Facility. The amendment reduced the interest rate on the $170.0 million term portion of the credit facility from LIBOR plus 3.25% to LIBOR plus 2.25%. The amendment reduced the interest rate on the $50.0 million revolving portion of the credit facility from LIBOR plus 3.25% to LIBOR plus a margin dependent upon our Total Leverage Ratio (as defined) as follows:

Total Leverage Ratio (as defined)	LIBOR Plus:
≥3.75	2.50%
≥3.25 but <3.75	2.25%
≥2.75 but <3.25	2.00%
< 2.75	1.75%

        The commitment fee we are required to pay on the unused portion of the commitment was amended as follows:

Total Leverage Ratio (as defined)	Commitment Fee
≥3.75	0.625%
≥2.75 but <3.75	0.50%
< 2.75	0.375%

        Under certain circumstances the amendment allows for an increase in the term and revolving commitments not to exceed an aggregate commitment increase of $50.0 million. Any additional term and revolving credit facility commitments are payable in full on October 31, 2007.

        In connection with the May 21, 2004 amended Senior Credit Facility, we paid bank fees and other expenses of approximately $215,000 during the year ended December 31, 2004.

        On November 17, 2004 we amended our $220.0 million new Senior Credit Facility. The amendment allows us to repurchase up to $10.0 million of GCI's common stock each year and to complete the repurchase of 3,751,509 of GCI's Class A common shares and $10.0 million of GCI's Series C preferred stock from MCI as described below.

        The November 2004 amendment reduced our leverage ratios for certain periods as follows:

Period	Total Leverage Ratio
December 31, 2003 through December 30, 2004	4.25:1
December 31, 2004 through December 30, 2005	4.00:1
December 31, 2005 through June 29, 2006	3.75:1
June 30, 2006 through June 29, 2007	3.50:1
June 30, 2007 through September 29, 2007	3.25:1
September 30, 2007 through final maturity date	3.00:1

        The November amendment also increased our allowable capital expenditures during the year ended December 31, 2004 by the $18.8 million net proceeds from the December Senior Notes.

        In connection with the November 17, 2004 amended Senior Credit Facility, we paid bank fees and other expenses of approximately $129,000 during the year ended December 31, 2004.

        The term loan is fully drawn and we have letters of credit totaling $4.7 million, which left $45.3 million available at December 31, 2004 to draw under the revolving credit facility if needed. Our ability to draw down the revolving portion of our new Senior Credit Facility could be diminished if we are not in compliance with all new Senior Credit Facility covenants or have a material adverse change at the date of the request for the draw.

        We are required to pay down $168,000 in term loan principal on our new Senior Credit Facility by December 31, 2005. The new Senior Credit Facility is due October 31, 2007.

        We were in compliance with all loan covenants at December 31, 2004.

        Our expenditures for property and equipment, including construction in progress, totaled $111.8 million and $62.5 million during 2004 and 2003, respectively. Our capital expenditures requirements in excess of approximately $25 million per year are largely success driven and are a result of the progress we are making in the marketplace. We expect our 2005 expenditures for property and equipment for our core operations, including construction in progress, to total $80.0 million to $85.0 million, depending on available opportunities and the amount of cash flow we generate during 2005.

        In June 2004 we placed into service our AULP West fiber optic cable system connecting Seward, Alaska and Warrenton, Oregon, with leased backhaul facilities connecting it to our switching and distribution centers in Anchorage, Alaska and Seattle, Washington. The 1,544-statute mile cable system has a total design capacity of 960 Gigabits per second access speed. The cable complements our existing fiber optic cable system between Whittier, Alaska and Seattle, Washington. The two cables provide physically diverse backup to each other in the event of an outage. During 2004 our capital expenditures for this project have totaled approximately $32.2 million, and from inception have totaled $50.3 million, most of which have been funded through our operating cash flows.

        Planned capital expenditures over the next five years include those necessary for continued expansion of our long-distance, local exchange and Internet facilities, supplementing our existing network backup facilities, continuing deployment of DLPS, and upgrades to and expansions of our cable television plant.

        In April 2004 we successfully launched our DLPS service delivery method. To ensure the necessary equipment is available to us we have entered into an agreement to purchase a certain number of outdoor, network powered multi-media adapters. The agreement has a remaining outstanding commitment at December 31, 2004 of $13.5 million of which approximately $5.5 million and $8.0 million will be paid during the years ended December 31, 2005 and 2006, respectively.

        In August 2003 we entered into an agreement with Alaska Airlines, Inc. ("Alaska Airlines") to offer our residential and business customers who make qualifying purchases from us the opportunity to accrue mileage awards in the Alaska Airlines Mileage Plan. The agreement was amended in October 2004. The agreement as amended requires the purchase of Alaska Airlines miles during the year ended December 31, 2004 and in future years. The agreement has a remaining commitment at December 31, 2004 totaling $13.9 million.

        We believe that payment for services provided to MCI subsequent to their bankruptcy filing date will continue to be made timely, consistent with our status in MCI's filing as a key service provider or utility to MCI. See "Long Distance Services Overview" for a discussion of the settlement of the uncollected amounts due from MCI.

        In December 2004 Sprint and Nextel Communications, Inc. announced a merger. The agreement requires approval of shareholders and anti-trust regulators, as well as state utility commissions that license phone service. We are unable to predict the outcome this merger will have on us in the long-term.

        In February 2005 Verizon Communications, Inc. agreed to purchase MCI. The agreement requires approval of shareholders and anti-trust regulators. We are unable to predict the outcome this merger will have on us in the long-term, however given the materiality of MCI's revenues to us, a significant reduction in traffic or pricing could have a material adverse effect on our financial position, results of operations and liquidity.

        A migration of MCI's or Sprint's traffic off our network without it being replaced by other common carriers that interconnect with our network could have a materially adverse impact on our financial position, results of operations and liquidity.

        Dividends accrued on GCI's Series B preferred stock are payable in cash at the semi-annual payment dates of April 30 and October 31 of each year. We paid dividends on GCI's behalf of $592,000 and $484,000 on April 30, 2004 and October 31, 2004, respectively. GCI's next Series B preferred stock dividend is due April 30, 2005. Redemption is required on April 30, 2011.

        In January 2004, 3,108 shares of GCI's Series B preferred stock was converted to 560,000 shares of GCI's Class A common stock at the stated conversion price of $5.55 per share. In August 2004, 3,328 shares of GCI's Series B preferred stock was converted to 599,640 shares of GCI's Class A common stock at the stated conversion price of $5.55 per share. In November 2004, 4,995 shares of GCI's Series B preferred stock was converted to 900,000 shares of GCI's Class A common stock at the stated conversion price of $5.55 per share. The conversions will reduce our future semi-annual cash dividends paid by us on GCI's behalf.

        GCI's board of directors has authorized a common stock buyback program for the repurchase of GCI's Class A and Class B common stock. We pay for the stock repurchases on GCI's behalf. GCI's Board of Directors authorized us and we obtained permission from our lenders and GCI's preferred shareholder to repurchase up to $5.0 million per quarter during the third and fourth quarters of 2004. The repurchase of MCI's 3,751,509 shares of GCI's Class A common stock using proceeds from our December Senior Notes offering was not part of the buyback program. During the year ended December 31, 2004 we have repurchased on GCI's behalf 252,600 shares of GCI's Class A common stock at a cost of approximately $2.4 million through the buyback program. GCI's Board of Directors authorized us and we obtained permission from our lenders and GCI's preferred shareholder for up to $10.0 million of repurchases during the six month period ended June 30, 2005. During the months of January and February 2005 we repurchased on GCI's behalf 252,600 shares of GCI's Class A common stock at a cost of approximately $2.6 million. We expect to continue the repurchases on GCI's behalf throughout 2005 subject to the availability of free cash flow, credit facilities, the price of GCI's Class A and Class B common stock and the requisite consents of our lenders and GCI's preferred shareholder. The repurchases will comply with the restrictions of SEC rule 10b-18.

        The long-distance, local access, cable, Internet and wireless services industries continue to experience substantial competition, regulatory uncertainty, and continuing technological changes. Our future results of operations will be affected by our ability to react to changes in the competitive and regulatory environment and by our ability to fund and implement new or enhanced technologies. We are unable to determine how competition, economic conditions, and regulatory and technological changes will affect our ability to obtain financing under acceptable terms and conditions.

        We believe that we will be able to meet our current and long-term liquidity and capital requirements, fixed charges and GCI's preferred stock dividends through our cash flows from operating activities, existing cash, cash equivalents, short-term investments, credit facilities, and other external financing and equity sources. Should cash flows be insufficient to support additional borrowings and principal payments scheduled under our existing credit facilities, capital expenditures will likely be reduced.

Critical Accounting Policies

        Our accounting and reporting policies comply with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under accounting principles generally accepted in the United States of America. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Management has discussed the development and the selection of critical accounting policies with GCI's Audit Committee.

        Those policies considered to be critical accounting policies for the year ended December 31, 2004 are described below.

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  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We also maintain an allowance for doubtful accounts based on our assessment of the likelihood that our customers will satisfactorily comply with rules necessary to obtain supplemental funding from the Universal Service Administration Company ("USAC") for services provided by us under our packaged communications offerings to rural hospitals, health clinics and school districts. We base our estimates on the aging of our accounts receivable balances, financial health of specific customers, regional economic data, changes in our collections process, our customers' compliance with USAC rules, and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate or if they are unable to emerge from reorganization proceedings, resulting in an impairment of their ability to make payments, additional allowances may be required. If their financial condition improves or they emerge successfully from reorganization proceedings, allowances may be reduced. Such allowance changes could have a material effect on our consolidated financial condition and results of operations.

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  We record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS No. 141, "Business Combinations." Goodwill and indefinite-lived assets such as our cable certificates are not amortized but are subject, at a minimum, to annual tests for impairment and quarterly evaluations of whether events and circumstances continue to support an indefinite useful life as required by SFAS No. 142. Other intangible assets are amortized over their estimated useful lives using the straight-line method, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount as required by SFAS No. 142. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of the applicability of quoted market prices in active markets and, if quoted market prices are not available and/or are not applicable, how the acquired asset will perform in the future using a discounted cash flow analysis. Estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates, performance compared to peers, material and ongoing negative economic trends, and specific industry or market sector conditions. In determining the reasonableness of cash flow estimates, we review historical performance of the underlying asset or similar assets in an effort to improve assumptions utilized in our estimates. In assessing the fair value of goodwill and other intangibles, we may consider other information to validate the reasonableness of our valuations including third-party assessments. These evaluations could result in a change in useful lives in future periods and could result in write-down of the value of intangible assets. The SEC Staff Announcement issued on September 29, 2004 requires us to value our indefinite-lived intangible assets other than goodwill using the direct value method for impairment testing purposes no later than January 1, 2005. Our cable certificate assets are our only indefinite-lived intangible assets other than goodwill and were originally valued and recorded using the residual method. Because of the significance of the identified intangible assets and goodwill to our consolidated balance sheet, our annual impairment analysis pursuant to the SEC Staff Announcement and quarterly evaluation of remaining useful life will be critical. Any changes in key assumptions about the business and its prospects, changes in market conditions or other externalities, or recognition of previously unrecognized intangible assets for impairment testing purposes could result in an impairment charge and such a charge could have a material adverse effect on our consolidated results of operations. Refer to note 1(j) in the accompanying "Notes to Consolidated Financial Statements" for additional information regarding the SEC Staff Announcement and intangible assets, respectively.

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  We estimate unbilled long-distance services segment Cost of Goods Sold based upon minutes of use carried through our network and established rates. We estimate unbilled costs for new circuits and services, and when network changes occur that result in traffic routing changes or a change in carriers. Carriers that provide service to us regularly make network changes that can lead to new, revised or corrected billings. Such estimates are revised or removed when subsequent billings are received, payments are made, billing matters are researched and resolved, tariffed billing periods lapse, or when disputed charges are resolved. Revisions to previous estimates could either increase or decrease costs in the year in which the estimate is revised which could have a material effect on our consolidated financial condition and results of operations.

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  GCI, Inc., as a wholly owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, the following discussion reflects the consolidated group's activity and balances. Our income tax policy provides for deferred income taxes to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." We have recorded deferred tax assets of approximately $71.9 million associated with income tax net operating losses that were generated from 1990 to 2003, and that expire from 2007 to 2024. Pre-acquisition income tax net operating losses associated with acquired companies are subject to additional deductibility limits. We have recorded deferred tax assets of approximately $1.9 million associated with alternative minimum tax credits that do not expire. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that may be required against the deferred tax assets. In conjunction with certain 1996 acquisitions, GCI determined that approximately $20.0 million of the acquired net operating losses would not be utilized for income tax purposes, and elected with its December 31, 1996 income tax returns to forego utilization of such acquired losses. Deferred tax assets were not recorded associated with the foregone losses and, accordingly, no valuation allowance was provided. We utilized approximately $5.6 million of our tax net operating loss carryforwards in 2004. We have not recorded a valuation allowance on the deferred tax assets as of December 31, 2004 based on management's belief that future reversals of existing taxable temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards, will, more likely than not, be sufficient to realize the benefit of these assets over time. In the event that actual results differ from these estimates or if our historical trends change, we may be required to record a valuation allowance on deferred tax assets, which could have a material adverse effect on our consolidated financial position or results of operations.

        Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies related to revenue recognition and financial instruments require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standards setters and regulators. No specific conclusions reached by these standard setters appear likely to cause a material change in our accounting policies, although outcomes cannot be predicted with confidence. A complete discussion of our significant accounting policies can be found in note 1 in the accompanying "Notes to Consolidated Financial Statements."

New Accounting Standards

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," requiring all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. SFAS No. 123R is effective for public companies for interim or annual periods beginning after June 15, 2005. As of July 1, 2005, all public entities will apply SFAS No. 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after July 1, 2005 for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. We estimate the application of SFAS No. 123R will result in an increase in our compensation cost for all share-based payments of approximately $1.4 million during the year ended December 31, 2005.

        In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets," which amends Accounting Principle Board ("APB") Opinion No. 29, "Accounting for Nonmonetary Transactions". The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt this statement July 1, 2005 and do not expect it to have a material effect on our results of operations, financial position and cash flows.

        In November 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") with respect to EITF Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in Determining Whether to Report Discontinued Operations." A number of issues have arisen in practice in applying the criteria in paragraph 42, and the following broad categories of issues related to the application of both criteria in that paragraph have been identified: (a) whether the intent of the paragraph is that all operations and cash flows of the disposal component be eliminated from the ongoing operations of the entity or whether some minor level of operations or cash flows may remain; (b) if some insignificant level of operations or cash flows of the disposal component can continue without precluding discontinued operations reporting, the level at which "significance" should be measured; and (c) in applying the paragraph, the factors to consider in determining whether the selling entity has retained "significant continuing involvement" in the disposed component. At December 31, 2004 we do not have a component that has been identified for disposal. We will adopt this EITF January 1, 2005 and do not expect it to have a material effect on our results of operations, financial position and cash flows.

Geographic Concentration and the Alaska Economy

        We offer voice and data telecommunication and video services to customers primarily throughout Alaska. Because of this geographic concentration, growth of our business and of our operations depends upon economic conditions in Alaska. The economy of Alaska is dependent upon the natural resource industries, and in particular oil production, as well as investment earnings, tourism, government, and United States military spending. Any deterioration in these markets could have an adverse impact on us. All of the federal funding and the majority of investment revenues are dedicated for specific purposes, leaving oil revenues as the primary source of general operating revenues. In fiscal 2004 the State's actual results indicate that Alaska's oil revenues, federal funding and investment revenues supplied 28%, 22% and 40%, respectively, of the state's total revenues. In fiscal 2005 state economists forecast that Alaska's oil revenues, federal funding and investment revenues will supply 34%, 32% and 23%, respectively, of the state's total projected revenues.

        The volume of oil transported by the TransAlaska Oil Pipeline System over the past 20 years has been as high as 2.0 million barrels per day in fiscal 1988. Production has been declining over the last several years with an average of 0.980 million barrels produced per day in fiscal 2004. The state forecasts the production rate to decline from 0.934 million barrels produced per day in fiscal 2005 to 0.850 million barrels produced per day in fiscal 2015.

        Market prices for North Slope oil averaged $31.74 in fiscal 2004 and are forecasted to average $43.61 in fiscal 2005. The closing price per barrel was $42.76 on February 14, 2005. To the extent that actual oil prices vary materially from the state's projected prices the state's projected revenues and deficits will change. When the price of oil is greater than $25.00 per barrel and production of oil is between 0.9 and 1.0 million barrels per day, every $1 change in the price per barrel of oil is forecasted to result in a $40.0 million to $140.0 million change in the state's fiscal 2005 revenue. The production policy of the Organization of Petroleum Exporting Countries and its ability to continue to act in concert represents a key uncertainty in the state's revenue forecast.

        The State of Alaska maintains the Constitutional Budget Reserve Fund that is intended to fund budgetary shortfalls. If the state's current projections are realized, the Constitutional Budget Reserve Fund will be depleted in 2010. The date the Constitutional Budget Reserve Fund is depleted is highly influenced by the price of oil. If the fund is depleted, aggressive state action will be necessary to increase revenues and reduce spending in order to balance the budget. The governor of the State of Alaska and the Alaska legislature continue to evaluate cost cutting and revenue enhancing measures.

        Should new oil discoveries or developments not materialize or the price of oil become depressed, the long term trend of continued decline in oil production from the Prudhoe Bay area is inevitable with a corresponding adverse impact on the economy of the state, in general, and on demand for telecommunications and cable television services, and, therefore, on us, in particular. Periodically there are renewed efforts to allow exploration and development in the Arctic National Wildlife Refuge ("ANWR"). The United States Energy Information Agency estimates it could take nine years to begin oil field drilling after approval of ANWR exploration.

        Deployment of a natural gas pipeline from the State of Alaska's North Slope to the Lower 48 States has been proposed to supplement natural gas supplies. A competing natural gas pipeline through Canada has also been proposed. The economic viability of a natural gas pipeline depends upon the price of and demand for natural gas. Either project could have a positive impact on the State of Alaska's revenues and could provide a substantial stimulus to the Alaska economy. In October 2004 both houses of Congress passed and the President signed legislation allowing loan guarantees of up to $18.0 billion, certain favorable income tax provisions and tax credits, and expedited permitting and judicial review for the construction of an Alaska natural gas pipeline. To support the construction of a natural gas pipeline, the governor of the State of Alaska has announced that he believes the state must assume some level of shipper risk, serve as an equity partner or both. The State of Alaska is actively negotiating two applications to construct a natural gas pipeline. The governor of the State of Alaska has indicated his desire to submit a contract from one or more of these groups to the Alaska legislature during the legislative session beginning in January 2005.

        Development of the ballistic missile defense system may have a significant impact on Alaskan communication requirements and the Alaska economy. The system is a fixed, land-based, non-nuclear missile defense system with a land and space based detection system capable of responding to limited strategic ballistic missile threats to the United States. The system includes deployment of up to 100 ground-based interceptor silos and battle management command and control facilities at Fort Greely, Alaska.

        The United States Army Corps of Engineers awarded a construction contract in 2002 for test bed facilities. The contract is reported to contain basic requirements and various options that could amount to $250 million in construction, or possibly more, if all items are executed. Construction began on the Fort Greely test bed in 2002. The first ground-based missile interceptor was placed in an underground silo in July 2004 and a total of eight were in place at the end of 2004. The Missile Defense Agency is reported to expect to have activated the first missile interceptors in 2005.

        Tourism, air cargo, and service sectors have helped offset the prevailing pattern of oil industry downsizing that has occurred during much of the last several years.

        We have, since our entry into the telecommunication marketplace, aggressively marketed our services to seek a larger share of the available market. The customer base in Alaska is limited, however, with a population of approximately 649,000 people. The State of Alaska's population is distributed as follows:

  •
  42% are located in the Municipality of Anchorage,

  •
  13% are located in the Fairbanks North Star Borough,

  •
  11% are located in the Mat-Su Borough,

  •
  8% are located in the Kenai Peninsula Borough,

  •
  5% are located in the City and Borough of Juneau, and

  •
  The remaining 21% are located in other communities across the State of Alaska.

        No assurance can be given that the driving forces in the Alaska economy, and in particular, oil production, will continue at appropriate levels to provide an environment for expanded economic activity.

        No assurance can be given that oil companies doing business in Alaska will be successful in discovering new fields or further developing existing fields which are economic to develop and produce oil with access to the pipeline or other means of transport to market, even with a reduced level of royalties. We are not able to predict the effect of changes in the price and production volumes of North Slope oil on Alaska's economy or on us.

Seasonality

        Long-distance revenues (primarily those derived from our other common carrier customers) have historically been highest in the summer months because of temporary population increases attributable to tourism and increased seasonal economic activity such as construction, commercial fishing, and oil and gas activities. Cable television revenues are higher in the winter months because consumers spend more time at home and tend to watch more television during these months. Local access and Internet services do not exhibit significant seasonality. Our ability to implement construction projects is also hampered during the winter months because of cold temperatures, snow and short daylight hours.

Off-Balance Sheet Arrangements

        We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

Schedule of Certain Known Contractual Obligations

        The following table details future projected payments associated with our certain known contractual obligations as of December 31, 2004.

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(Amounts in thousands)
Long-term debt	$441,168	168	121,000	—	320,000
Interest on long-term debt	220,400	23,200	46,400	46,400	104,400
Capital lease obligations, including interest	53,560	9,461	17,849	25,798	452
Operating lease commitments	72,771	14,564	21,080	15,070	22,057
Redeemable preferred stock	4,249	—	—	—	4,249
Purchase obligations	43,168	24,076	15,183	3,909	—

Total contractual obligations	$835,316	71,469	221,512	91,177	451,158

        For long-term debt included in the above table, we have included principal payments on our new Senior Credit Facility and on our new Senior Notes. Interest on amounts outstanding under our new Senior Credit Facility is based on variable rates and therefore the amount is not determinable. Our new Senior Notes require semi-annual interest payments of $11.6 million through August 2014. For a discussion of our long-term debt see note 7 to the accompanying "Notes to Consolidated Financial Statements."

        For a discussion of our capital and operating leases, see note 15 to the accompanying "Notes to Consolidated Financial Statements."

        We have included only the maturity redemption amount on GCI's Series B preferred stock (cash dividends are excluded). GCI's Series B preferred stock is convertible at $5.55 per share into GCI's Class A common stock and the dividends are payable semi-annually at the rate of 8.5%, plus accrued but unpaid dividends, in cash. Mandatory redemption is required 12 years from the date of closing. For more information about GCI's redeemable preferred stock, see GCI's annual report on Form 10-K for the fiscal year ended December 31, 2004.

        Purchase obligations include the remaining DLPS equipment purchase commitment of $13.5 million and the remaining $13.9 million commitment for our Alaska Airlines agreement as further described in note 15 to the accompanying "Notes to Consolidated Financial Statements" and a $411,000 maintenance contract commitment. The contracts associated with these commitments are non-cancelable. Purchase obligations also includes open purchase orders for goods and services for capital projects and normal operations totaling $15.4 million which are not included in our Consolidated Balance Sheets at December 31, 2004, because the goods had not been received or the services had not been performed at December 31, 2004. The open purchase orders are cancelable.

Regulatory Developments

        Please refer to "Business—Regulation, Franchise Authorizations and Tariffs" in the accompanying prospectus for more information about regulatory developments affecting us.

Inflation

        We do not believe that inflation has a significant effect on our operations.

Audit Committee

        GCI's Audit Committee, composed entirely of independent directors, meets periodically with our independent auditors and management to review the Company's financial statements and the results of audit activities. GCI's Audit Committee, in turn, reports to GCI's Board of Directors on the results of its review and recommends the selection of independent auditors.

        GCI's Audit Committee has approved the independent auditor to provide the following services:

  •
  Audit (audit of financial statements filed with the SEC, quarterly reviews, comfort letters, consents, review of GCI's registration statements, accounting consultations);

  •
  Audit-related (employee benefit plan audits and accounting consultation on proposed transactions);

  •
  Income tax services (review of corporate and partnership income tax returns, and consultations regarding income tax matters); and

  •
  Professional services (planning, scoping and documentational assistance of internal controls over financial reporting).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
GCI, Inc.

        We have audited the accompanying consolidated balance sheets of GCI, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GCI, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

                      (signed) KPMG LLP

March 11, 2005

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$31,452	10,435

Receivables	74,429	70,235
Less allowance for doubtful receivables	2,317	1,954

Net receivables	72,112	68,281
Deferred income taxes, net	13,893	7,195
Prepaid expenses	7,907	10,436
Property held for sale	2,282	2,173
Inventories	1,215	1,513
Notes receivable from related parties	475	1,885
Other current assets	2,429	1,723

Total current assets	131,765	103,641

Property and equipment in service, net of depreciation	432,249	369,039
Construction in progress	22,505	33,618

Net property and equipment	454,754	402,657

Cable certificates	191,241	191,241
Goodwill	41,972	41,972
Other intangible assets, net of amortization of $1,625 and $1,656 at December 31, 2004 and 2003, respectively	6,265	4,195
Deferred loan and senior notes costs, net of amortization of $2,602 and $5,308 at December 31, 2004 and 2003, respectively	10,341	5,757
Notes receivable from related parties	3,345	4,281
Other assets	9,508	9,276

Total other assets	262,672	256,722

Total assets	$849,191	763,020

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Current maturities of obligations under capital leases and long-term debt	$6,407	5,139
Accounts payable	28,742	34,133
Deferred revenue	16,253	21,275
Accrued payroll and payroll related obligations	15,350	17,545
Due to related party	10,004	6,258
Accrued interest	8,747	8,645
Accrued liabilities	6,760	7,933
Subscriber deposits	437	651

Total current liabilities	92,700	101,579
Long-term debt	436,969	345,000
Obligations under capital leases, excluding current maturities	32,750	38,959
Obligation under capital lease due to related party, excluding current maturity	672	677
Deferred income taxes, net of deferred income tax benefit	49,111	24,168
Other liabilities	8,385	6,366

Total liabilities	620,587	516,749

Stockholder's equity:
Class A common stock. Authorized 10 shares; issued .01 shares at December 31, 2004 and December 31, 2003	206,622	206,622
Paid-in capital	5,677	44,904
Retained earnings (deficit)	16,305	(4,947)
Accumulated other comprehensive loss	—	(308)

Total stockholder's equity	228,604	246,271

Commitments and contingencies
Total liabilities and stockholder's equity	$849,191	763,020

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
	(Amounts in thousands)
Revenues	$424,826	390,797	367,842
Cost of goods sold (exclusive of depreciation, amortization and accretion shown separately below)	139,563	125,383	123,564
Selling, general and administrative expenses	147,360	138,693	129,029
Bad debt expense (recovery)	(1,074)	(178)	13,124
Impairment charge	—	5,434	—
Depreciation, amortization and accretion expense	63,113	53,388	56,400

Operating income	75,864	68,077	45,725

Other income (expense):
Interest expense	(27,586)	(34,745)	(29,316)
Loss on early extinguishment of debt	(6,136)	—	—
Amortization of loan and senior notes fees	(3,790)	(7,732)	(4,612)
Interest income	363	560	525

Other expense, net	(37,149)	(41,917)	(33,403)

Net income before income taxes and cumulative effect of a change in accounting principle	38,715	26,160	12,322
Income tax expense	17,463	10,074	5,659

Net income before cumulative effect of a change in accounting principle	21,252	16,086	6,663
Cumulative effect of a change in accounting principle, net of income tax benefit of $367	—	(544)	—

Net income	$21,252	15,542	6,663

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Shares of Class A Common Stock	Class A Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	(Amounts in thousands, except share amounts)
Balances at December 31, 2001	100	$206,622	44,902	(27,152)	8	224,380
Components of comprehensive income:
Net income	—	—	—	6,663	—	6,663
Change in fair value of cash flow hedge, net of change in income tax effect of $459	—	—	—	—	(548)	(548)

Comprehensive income						6,115
Contribution from General Communication, Inc.	—	—	2	—	—	2

Balances at December 31, 2002	100	206,622	44,904	(20,489)	(540)	230,497
Components of comprehensive income:
Net income	—	—	—	15,542	—	15,542
Change in fair value of cash flow hedge, net of change in income tax effect of $175	—	—	—	—	232	232

Comprehensive income						15,774

Balances at December 31, 2003	100	206,622	44,904	(4,947)	(308)	246,271
Components of comprehensive income:
Net income	—	—	—	21,252	—	21,252
Change in fair value of cash flow hedge, net of change in income tax effect of $207	—	—	—	—	308	308

Comprehensive income						21,560
Contribution to General Communication, Inc.	—	—	(39,227)	—	—	(39,227)

Balances at December 31, 2004	100	$206,622	5,677	16,305	—	228,604

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
	(Amounts in thousands)
Cash flows from operating activities:
Net income	$21,252	15,542	6,663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion expense	63,113	53,388	56,400
Deferred income tax expense	18,245	9,673	5,754
Loss on early extinguishment of debt	6,136	—	—
Amortization of loan and senior notes fees	3,790	7,732	4,612
Deferred compensation	657	689	430
Compensatory stock options	390	1,076	548
Bad debt expense (recovery), net of write-offs	363	(1,084)	9,844
Impairment charge	—	5,434	—
Cumulative effect of a change in accounting principle, net	—	544	—
Employee Stock Purchase Plan expense funded with General Communication, Inc.'s issuance of its Class A common stock	—	—	791
Other noncash income and expense items	791	99	90
Change in operating assets and liabilities	(12,143)	(5,990)	(10,943)

Net cash provided by operating activities	102,594	87,103	74,189

Cash flows from investing activities:
Purchases of property and equipment, including construction period interest	(111,804)	(62,479)	(65,140)
Purchases of other assets and intangible assets	(4,692)	(6,249)	(1,657)
Payments received on notes receivable from related parties	2,607	74	946
Proceeds from sales of assets	1,190	—	—
Refund of deposit	699	—	—
Purchases of and additions to property held for sale	(626)	(138)	(38)
Notes receivable issued to related parties	(52)	(99)	(3,055)

Net cash used in investing activities	(112,678)	(68,891)	(68,944)

Cash flows from financing activities:
Issuance of new Senior Notes	315,720	—	—
Repayment of old Senior Notes	(180,000)	—	—
Repayment of Senior Credit Facility	(63,832)	(12,700)	(15,575)
Contribution to General Communication, Inc.	(41,263)	(1,632)	(1,537)
Borrowings on Senior Credit Facility	20,000	—	14,766
Payment of debt issuance costs	(8,274)	(3,528)	(352)
Payment of bond call premiums	(6,136)	—	—
Repayments of capital lease obligations	(5,114)	(1,857)	(1,704)

Net cash provided by (used in) financing activities	31,101	(19,717)	(4,402)

Net increase (decrease) in cash and cash equivalents	21,017	(1,505)	843
Cash and cash equivalents at beginning of year	10,435	11,940	11,097

Cash and cash equivalents at end of year	$31,452	10,435	11,940

See accompanying notes to consolidated financial statements.

GCI, INC.

Notes to Consolidated Financial Statements

(1)    Business and Summary of Significant Accounting Principles

        In the following discussion, GCI, Inc. and its direct and indirect subsidiaries are referred to as "we," "us" and "our".

  Basis of Presentation

        We were incorporated in Alaska in 1997 to affect the issuance of senior notes. As a wholly-owned subsidiary of General Communication, Inc. ("GCI"), we received through our initial capitalization all ownership interests in subsidiaries previously held by GCI.

        (a)    Business

        We offer the following services:

  •
  Long-distance telephone service between Alaska and the remaining United States and foreign countries,

  •
  Cable television services throughout Alaska,

  •
  Facilities-based competitive local access services in Anchorage, Fairbanks, and Juneau, Alaska,

  •
  Internet access services,

  •
  Origination and termination of traffic in Alaska for certain common carriers,

  •
  Private line and private network services,

  •
  Managed services to certain commercial customers,

  •
  Broadband services, including our SchoolAccess™ offering to rural school districts and a similar offering to rural hospitals and health clinics,

  •
  Sales and service of dedicated communications systems and related equipment,

  •
  Lease and sales of capacity on our undersea fiber optic cable systems used in the transmission of interstate and intrastate private line, switched message long-distance and Internet services between Alaska and the remaining United States and foreign countries, and

  •
  Distribution of white and yellow pages directories to residential and business customers in certain markets we serve and on-line directory products.

        (b)    Principles of Consolidation

        The consolidated financial statements include the consolidated accounts of GCI, Inc. and all wholly owned subsidiaries with all significant intercompany transactions eliminated.

        (c)    Earnings per Common Share

        We are a wholly owned subsidiary of GCI and, accordingly, are not required to present earnings per share. Our common stock is not publicly traded.

        (d)    Cash Equivalents

        Cash equivalents consist of repurchase interest investments and certificates of deposit which are short-term and readily convertible into cash.

        (e)    Accounts Receivable and Allowance for Doubtful Receivables

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We base our estimates on our historical collections experience, industry standards, regulatory requirements, regional economic data, and our collections process. We review our allowance for doubtful accounts methodology at least annually. During the review process we consider a change to our methodology if there are any changes to these factors.

        Depending upon the type of account receivable our allowance is calculated using a pooled basis with an allowance for all accounts greater than 120 days past due, a specific identification method, or a combination of the two methods. When a specific identification method is used past due balances over 90 days and balances less than 90 days old but potentially uncollectible due to bankruptcy or other issues are reviewed individually for collectibility. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

        (f)    Inventories

        Inventory of merchandise for resale and parts is stated at the lower of cost or market. Cost is determined using the average cost method.

        (g)    Property and Equipment

        Property and equipment is stated at cost. Construction costs of facilities are capitalized. Equipment financed under capital leases is recorded at the lower of fair market value or the present value of future minimum lease payments. Construction in progress represents distribution systems and support equipment not placed in service on December 31, 2004; management intends to place this equipment in service during 2005.

        Depreciation is computed on a straight-line basis based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable, in the following ranges:

Asset Category	Asset Lives
Telephony distribution and fiber optic cable systems	10-20 years
Cable television distribution systems	10 years
Support equipment	3-10 years
Transportation equipment	5-10 years
Property and equipment under capital leases	12-15 years

        Amortization of property and equipment under capital leases is included in Depreciation, Amortization, and Accretion Expense on the Consolidated Statements of Operations.

        Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of retirements, sales or other dispositions of property.

        (h)    Long-lived Assets to be Disposed of

        Long-lived assets to be disposed of by sales, including those of discontinued operations, are measured at the lower of carrying amount or fair value less cost to sell, if applicable. We classify a long-lived asset to be disposed of other than by sale as held and used until it is disposed of. We classify a long-lived asset to be sold as held for sale in the period in which all of certain criteria established by

SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets" are met. We do not depreciate or amortize long-lived assets to be sold.

        A loss is recognized for any initial or subsequent write-down to fair value less cost to sell. A gain is recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized (for a write-down to fair value less cost to sell). The loss or gain adjusts only the carrying amount of a long-lived asset, whether classified as held for sale individually or as part of a disposal group. A gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) is recognized at the date of sale.

        (i)    Intangible Assets

        Goodwill and cable certificates (certificates of convenience and public necessity) are not amortized.    Cable certificates represent certain perpetual operating rights to provide cable services. Goodwill represents the excess of cost over fair value of net assets acquired. Cable certificates are allocated to our cable services reportable segment. Goodwill is primarily allocated to the cable services segment and the remaining amount is not allocated to a reportable segment, but is included in the All Other Category in note 12.

        The cost of our Personal Communication Services license and related financing costs were capitalized as an amortizable intangible asset. The associated assets were placed into service during 2000 and the recorded cost of the license and related financing costs are being amortized over a 40-year period using the straight-line method. All other amortizable intangible assets are being amortized over 5-20 year periods using the straight-line method.

        (j)    Impairment of Intangibles, Goodwill, and Long-lived Assets

        Cable certificates are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the cable certificates asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset is its new accounting basis.

        On September 29, 2004, the Securities and Exchange Commission ("SEC") issued SEC Staff Announcement Topic "Use of the Residual Method to Value Acquired Assets Other than Goodwill," ("SEC Staff Announcement") requiring us to apply no later than January 1, 2005 a direct value method to determine the fair value of our intangible assets with indefinite lives other than goodwill for purposes of impairment testing. We adopted the SEC Staff Announcement on December 31, 2004. Our cable certificate assets are our only indefinite-lived assets other than goodwill as of December 31, 2004. Our cable certificate assets were originally valued and recorded using the residual method. Impairment testing of our cable certificate assets as of December 31, 2004 used a direct value method pursuant to the SEC Staff Announcement.

        Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

        Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

        (k)    Amortization of Loan and Senior Notes Fees

        Debt issuance costs are deferred and amortized using the straight-line method, which approximates the interest method, over the term of the related debt and notes. Amortization costs are reported as a component of Other Income (Expense) in the Consolidated Statements of Operations.

        (l)    Other Assets

        Other Assets primarily include long-term deposits and prepayments, a performance bond, and non-trade accounts receivable.

        (m)    Accounting for Derivative Instruments and Hedging Activities

        We record derivatives on the balance sheet as assets or liabilities, measured at fair value and establish criteria for designation and effectiveness of hedging relationships consistent with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

        In 2003 we adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

        (n)    Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

        We classify and measure certain financial instruments with characteristics of both liabilities and equity according to SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).

        (o)    Asset Retirement Obligations

        On January 1, 2003 we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." We record the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other Liabilities on the Consolidated Balance Sheets. When the liability is initially recorded, we capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for its recorded amount or incur a gain or loss upon settlement. Upon adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003, we recorded the cumulative effect of accretion and depreciation expense as a cumulative effect of a change in accounting principle of approximately $544,000, net of income tax benefit of $367,000.

        The majority of our asset retirement obligation is the estimated cost to remove telephony distribution equipment and support equipment from leased property.

        Following is a reconciliation of the beginning and ending aggregate carrying amount of our liability for asset retirement obligations at December 31, 2004 (amounts in thousands):

Balance at December 31, 2002	$—
Liability recognized upon adoption of SFAS No. 143	1,565
Liability incurred during the year ended December 31, 2003	277
Accretion expense for the year ended December 31, 2003	163

Balance at December 31, 2003	2,005
Liability incurred during the year ended December 31, 2004	775
Accretion expense for the year ended December 31, 2004	242
Liability settled	(6)
Other	(45)

Balance at December 31, 2004	$2,971

        If SFAS No. 143 had been applied at December 31, 2002 the liability for asset retirement obligations would have been $1,565,000.

        At the date of adoption we recorded additional capitalized costs of $654,000 in Property and Equipment in Service, Net of Depreciation. During the years ended December 31, 2004 and 2003 we recorded additional capitalized costs of $775,000 and $277,000, respectively, in Property and Equipment in Service, Net of Depreciation.

        (p)    Alaska Airlines, Inc. ("Alaska Airlines") Contract

        Our contract with Alaska Airlines provides that we purchase a specific minimum number of mileage awards in the Alaska Airlines Mileage Plan each year at a specific price per mile. If we exceed the minimum purchase commitment in any of the specified periods, the excess miles are priced at a reduced fixed cost per mile. Alaska Airlines invoices us for all mileage credited during the prior month. Our contractual cost for purchased miles is not tied or related in any way to our customers' usage of the awarded miles. Use of the miles is a transaction between our customers and Alaska Airlines and does not involve us in any way. Accordingly we do not account for or record our customers' usage of miles purchased.

        We have recorded a liability for the estimated obligation under the contract as of December 31, 2004 and 2003. We estimated the amount of the obligation based on the amount of mileage awards purchased through December 31, 2004 and 2003 in comparison to the required minimum commitment. We have recorded the expense for the miles purchased from Alaska Airlines in Selling, General and Administrative expenses for each of our benefiting segments.

        (q)    Revenue Recognition

        All revenues are recognized when the earnings process is complete in accordance with SEC Staff Accounting Bulletins No. 101 and No. 104, "Revenue Recognition" as follows:

  •
  Revenues generated from long-distance and managed services are recognized when the services are provided,

  •
  Cable television service, local access service, Internet service and private line telecommunication revenues are billed in advance, recorded as Deferred Revenue on the balance sheet, and are recognized as the associated service is provided,

  •
  The majority of our equipment sale transactions involve the sale of communications equipment with no other services involved. Such equipment is subject to standard manufacturer warranties and we do not manufacture any of the equipment we sell. In such instances the customer takes title to the equipment generally upon delivery. We recognize revenue for such transactions when title passes to the customer and the revenue is earned and realizable pursuant to the provisions of SAB 101 and SAB 104. On certain occasions we enter into agreements to sell and satisfactorily install or integrate telecommunications equipment for a fixed fee. Customers may have refund rights if the installed equipment does not meet certain performance criteria. We defer revenue recognition until we have received customer acceptance per the contract or agreement, and all other required revenue recognition elements have been achieved. Revenues from contracts with multiple element arrangements, such as those including installation and integration services, are recognized as each element is earned based on objective evidence regarding the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements,

  •
  Technical services revenues are derived primarily from maintenance contracts on equipment and are recognized on a prorated basis over the term of the contracts,

  •
  Revenues from telephone and yellow-page directories are recognized ratably during the period following publication, which typically begins with distribution and is complete in the month prior to publication of the next directory,

  •
  Other revenues are recognized when the service is provided, and

  •
  We recognize unbilled revenues when the service is provided based upon minutes of use processed or established rates, net of credits and adjustments.

        (r)    Payments Received from Suppliers

        In 2003 we adopted Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." We have applied EITF No. 02-16 prospectively for arrangements entered into or modified after December 31, 2002. Our cable services segment occasionally receives reimbursements for costs to promote suppliers' services, called cooperative advertising arrangements. The supplier payment is classified as a reduction of selling, general and administrative expenses if it reimburses specific, incremental and identifiable costs incurred to resell the suppliers' services. Excess consideration, if any, is classified as a reduction of cost of sales and services.

        Occasionally our cable services segment enters into a binding arrangement with a supplier in which we receive a rebate dependent upon us meeting a specified goal. We recognize the rebate as a reduction of cost of sales and services systematically as we make progress toward the specified goal, provided the amounts are probable and reasonably estimable. If earning the rebate is not probable and reasonably estimable, it is recognized only when the goal is met.

        (s)    Advertising Expense

        We expense advertising costs in the year during which the first advertisement appears. Advertising expenses were approximately $3,281,000, $3,727,000 and $2,967,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

        (t)    Leases

        We account for capital and operating leases as lessee as required by SFAS No. 13, "Accounting for Leases" and in subsequently issued amendments and interpretations of SFAS No. 13. Scheduled rent increases are amortized over the lease term on a straight-line basis. Contingent rent expense results from increases in the Consumer Price Index. Rent holidays are recognized on a straight-line basis over the lease term.

        Leasehold improvements are amortized over the shorter of their economic lives or the lease term. We may amortize a leasehold improvement over a term that includes assumption of a lease renewal if the renewal is reasonably assured. Leasehold improvements made by us and funded by landlord incentives or allowances under an operating lease are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

        (u)    Interest Expense

        Interest costs incurred during the construction period of significant capital projects, such as construction of an undersea fiber optic cable system, are capitalized. We capitalized interest cost of approximately $1.1 million and $403,000 during the years ended December 31, 2004 and 2003, respectively, during the construction of the AULP West fiber optic cable system. No interest was capitalized during the year ended December 31, 2002.

        (v)    Income Taxes

        Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable earnings in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized to the extent that the benefits are more likely to be realized than not. GCI, Inc. and its wholly-owned subsidiaries file corporate income tax returns as part of the GCI consolidated group of companies.

        (w)    Costs Associated with Exit or Disposal Activities

        In 2003 we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." We record exit or disposal costs when they are incurred and can be measured at fair value. The recorded liability is subsequently adjusted for changes in estimated cash flows.

        (x)    Incumbent Local Exchange Carrier ("ILEC") Over-earnings Refunds

        We receive refunds from time to time from ILECs with which we do business in respect of their earnings that exceed regulatory requirements. Telephone companies that are rate regulated by the Federal Communications Commission ("FCC") using the rate of return method are required by the FCC to refund earnings from interstate access charges assessed to long-distance carriers when their earnings exceed their authorized rate of return. Such refunds are computed based on the regulated carrier's earnings in several access categories. Uncertainties exist with respect to the amount of their earnings, the refunds (if any), their timing, and their realization. We account for such refundable amounts as gain contingencies, and, accordingly, do not recognize them until realization is a certainty upon receipt.

        (y)    Stock Option Plan

        At December 31, 2004, we had one stock-based employee compensation plan, which is described more fully in note 11. We account for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We use the intrinsic-value method and compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. We have adopted SFAS 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25.

        We have adopted SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure as required by SFAS 148.

        Stock-based employee compensation cost is reflected over the options' vesting period of generally five years and compensation cost for options granted prior to January 1, 1996 is not considered. The following table illustrates the effect on net income for the years ended December 31, 2004, 2003 and 2002, if we had applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation (amounts in thousands):

	2004	2003	2002
Net income after cumulative effect of a change in accounting principle in 2003, as reported	$21,252	15,542	6,663
Total stock-based employee compensation expense included in reported net income, net of related tax effects	215	630	257
Total stock-based employee compensation expense under the fair-value based method for all awards, net of related tax effects	(2,047)	(1,981)	(2,504)

Pro forma net income after cumulative effect of a change in accounting principle in 2003	$19,420	14,191	4,416

        The calculation of total stock-based employee compensation expense under the fair-value based method includes weighted-average assumptions of a risk-free interest rate, volatility and an expected life.

        (z)    Stock Options and Stock Warrants Issued for Non-employee Services

        We account for stock options and warrants issued in exchange for non-employee services pursuant to the provisions of SFAS 123, EITF 96-3 and EITF 96-18, wherein such transactions are accounted for at the fair value of the consideration or services received or the fair value of the equity instruments issued, whichever is more reliably measurable.

        When a stock option or warrant is issued for non-employee services where the fair value of such services is not stated, we estimate the value of the stock option or warrant issued using the Black Scholes method.

        The fair value determined using these principles is charged to operating expense over the shorter of the term for which non-employee services are provided, if stated, or the stock option or warrant vesting period.

        (aa)    Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include allowance for doubtful receivables, valuation allowances for deferred income tax assets, depreciable lives of assets, the carrying value of long-lived assets including goodwill, and the accrual of cost of sales and services. Actual results could differ from those estimates.

        (ab)    Concentrations of Credit Risk

        Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Excess cash is invested in high quality short-term liquid money instruments issued by highly rated financial institutions. At December 31, 2004 and 2003, substantially all of our cash and cash equivalents were invested in short-term liquid money instruments at one highly rated financial institution.

        We have one major customer, MCI (see note 14). There is increased risk associated with these customers' accounts receivable balances. Our remaining customers are located primarily throughout Alaska. Because of this geographic concentration, our growth and operations depend upon economic conditions in Alaska. The economy of Alaska is dependent upon the natural resources industries, and in particular oil production, as well as tourism, government, and United States military spending. Though limited to one geographical area and except for MCI, the concentration of credit risk with respect to our receivables is minimized due to the large number of customers, individually small balances, and short payment terms.

        (ac)    Software Capitalization Policy

        Internally used software, whether purchased or developed, is capitalized and amortized using the straight-line method over an estimated useful life of five years. In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects and external direct costs for materials and services. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

        (ad)    Rescission of Financial Accounting Standard Board ("FASB") Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

        In accordance with SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," unamortized bank fees and other expenses totaling approximately $2.3 million associated with the November 2002 refinancing of debt instruments were not classified as an extraordinary item and were charged to Amortization of Loan and Senior Notes Fees during the year ended December 31, 2002.

        (ae)    Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

        Certain of our customers have guaranteed levels of service and we account for these guarantees according to FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." We accrue for guarantees as they become probable and estimable.

        (af)    Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds

        In October 2004, the FASB ratified the consensus reached by the EITF with respect to EITF Issue No. 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds," which clarifies the guidance in paragraph 19 of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." According to EITF Issue No. 04-10, operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of SFAS No. 131. The consensus applies to fiscal years ending after October 13, 2004. EITF 04-10 has not resulted in a change to our SFAS No. 131 disclosure.

        (ag)    New Accounting Standards

        In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," requiring all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. SFAS No. 123R is effective for public companies for interim or annual periods beginning after June 15, 2005. As of July 1, 2005, all public entities will apply SFAS No. 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after July 1, 2005 for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. We estimate the application of SFAS No. 123R will result in an increase in our compensation cost for all share-based payments of approximately $1.4 million during the year ended December 31, 2005.

        In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets," which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt this statement July 1, 2005 and do not expect it to have a material effect on our results of operations, financial position and cash flows.

        In November 2004, the FASB ratified the consensus reached by the EITF with respect to EITF Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in Determining Whether to Report Discontinued Operations." A number of issues have arisen in practice in applying the criteria in paragraph 42, and the following broad categories of issues related to the application of both criteria in that paragraph have been identified: (a) whether the intent of the paragraph is that all operations and cash flows of the disposal component be eliminated from the ongoing operations of the entity or whether some minor level of operations or cash flows may remain; (b) if some insignificant level of operations or cash flows of the disposal component can continue without precluding discontinued operations reporting, the level at which "significance" should be measured; and (c) in applying the paragraph, the factors to consider in determining whether the selling entity has retained "significant continuing involvement" in the disposed component. At December 31, 2004 we do not have a component that has been identified for disposal. We will adopt this EITF January 1, 2005 and do not expect it to have a material effect on our results of operations, financial position and cash flows.

        (ah)    Reclassifications

        Reclassifications have been made to the 2003 financial statements to make them comparable with the 2004 presentation.

(2)    Consolidated Statements of Cash Flows Supplemental Disclosures

        Changes in operating assets and liabilities consist of (amounts in thousands):

Year ended December 31,	2004	2003	2002
Increase in accounts receivable	$(4,976)	(16,549)	(5,476)
(Increase) decrease in prepaid expenses	2,529	(1,830)	(5,623)
(Increase) decrease in inventories	298	(1,113)	446
Increase in other current assets	(706)	(1,158)	(382)
Increase (decrease) in accounts payable	(5,391)	2,465	(2,859)
Increase (decrease) in deferred revenue	(5,022)	2,985	6,161
Increase (decrease) in accrued payroll and payroll related obligations	(2,195)	5,724	(3,468)
Increase (decrease) in due to related party	3,746	1,387	(289)
Increase (decrease) in accrued interest	102	707	(111)
Increase (decrease) in accrued liabilities	(659)	1,927	825
Decrease in subscriber deposits	(214)	(238)	(232)
Increase (decrease) in components of other long-term liabilities	345	(297)	65

	$(12,143)	(5,990)	(10,943)

        We paid interest totaling approximately $28,581,000, $34,441,000 and $29,427,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

        GCI, Inc., as a wholly-owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, the following discussion of an income tax payment and refund reflects the consolidated group's activity. We paid income taxes totaling $205,000 during the year ended December 31, 2004. We paid no income taxes during the years ended December 31, 2003 and 2002. Net income tax refunds received totaled $283,700 during the year ended December 31, 2002. We received no income tax refunds during the years ended December 31, 2004 and 2003.

        We recorded $1,730,000, $538,000 and $319,000 during the years ended December 31, 2004, 2003 and 2002, respectively, in paid-in capital in recognition of the income tax effect of excess stock compensation expense for tax purposes over amounts recognized for financial reporting purposes.

        During the year ended December 31, 2004 our President and CEO tendered 70,028 shares of his GCI Class A common stock to us at an agreed-upon value of $10.71 per share for a total value of $750,000. The stock tender was in lieu of a cash payment on a note receivable with related parties issued upon stock option exercise.

        During the year ended December 31, 2002 we funded the employer match portion of Employee Stock Purchase Plan contributions by GCI's issuance of its Class A common stock valued at $791,000 and by purchasing GCI Class A common stock on the open market. During the years ended December 31, 2004 and 2003 all employer match shares were purchased on the open market.

        We financed the acquisition of approximately $1.0 million of telephony distribution equipment pursuant to a long-term capital lease arrangement with a leasing company during the year ended December 31, 2002.

        We acquired all minority shareholders' ownership interests in GCI Fiber Communication Co., Inc., a wholly-owned subsidiary of GCI Holdings, Inc. ("Holdings") by GCI's issuance of 15,000 shares of its Class A common stock in 2002. Holdings is a wholly-owned subsidiary of GCI, Inc.

(3)    Receivables and Allowance for Doubtful Receivables

        Receivables consist of the following at December 31, 2004 and 2003 (amounts in thousands):

	2004	2003
Trade	$71,034	67,186
Employee	277	284
Other	3,118	2,765

Total receivables	$74,429	70,235

        Following are the changes in the allowance for doubtful receivables during the years ended December 31, 2004, 2003 and 2002 (amounts in thousands):

		Additions		Deductions
Description	Balance at beginning of year	Charged to costs and expenses	Charged to Other Accounts	Write-offs net of recoveries	Balance at end of year
December 31, 2004	$1,954	3,136	—	2,773	2,317

December 31, 2003	$14,010	2,640	—	14,696	1,954

December 31, 2002	$4,166	13,124	—	3,280	14,010

        As further described in note 12, during the year ended December 31, 2003 we reached a settlement agreement for pre-petition amounts owed to us by MCI. The remaining pre-petition accounts receivable balance owed by MCI after this settlement was removed from our Consolidated Balance Sheets in 2003. During the years ended December 31, 2004 and 2003 we utilized approximately $4.2 million and $2.8 million, respectively, of the MCI credit against amounts otherwise payable for services received from MCI.

        The Allowance for Doubtful Receivables at December 31, 2002 includes the provision of $11.6 million of bad debt expense for estimated uncollectible accounts due from MCI.

(4)    Net Property and Equipment in Service

        Net property and equipment in service consists of the following at December 31, 2004 and 2003 (amounts in thousands):

	2004	2003
Land and buildings	$4,061	3,151
Telephony distribution systems	440,050	345,984
Cable television distribution systems	170,843	161,054
Support equipment	50,211	46,219
Transportation equipment	6,648	5,500
Property and equipment under capital leases	50,992	51,214

	722,805	613,122
Less accumulated depreciation	269,626	227,071
Less accumulated amortization	20,930	17,012

Net property and equipment in service	$432,249	369,039

(5)    Intangible Assets

        As of December 31, 2004 cable certificates and goodwill were tested for impairment and the fair values were greater than the carrying amounts, therefore these intangible assets were determined not to be impaired at December 31, 2004. The remaining useful lives of our cable certificates and goodwill were evaluated as of December 31, 2004 and events and circumstances continue to support an indefinite useful life.

        No intangible assets subject to amortization have been impaired based upon impairment testing performed as of December 31, 2004.

        No indicators of impairment have occurred since the impairment testing was performed.

        Amortization expense for amortizable intangible assets for the years ended December 31, 2004, 2003 and 2002 follow (amounts in thousands):

	Years Ended December 31,
	2004	2003	2002
Amortization expense for amortizable intangible assets	$856	660	790

        Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in thousands):

Years ending December 31,
2005	$1,100
2006	$1,095
2007	$1,034
2008	$784
2009	$504

        Following are the changes in Other Intangible Assets (amounts in thousands):

Balance, December 31, 2002	$3,460
Asset additions	1,395
Less amortization expense	660

Balance, December 31, 2003	4,195
Asset additions	2,926
Less amortization expense	856

Balance, December 31, 2004	$6,265

(6)    Notes Receivable from Related Parties

        Notes receivable from related parties consist of the following (amounts in thousands):

	December 31,
	2004	2003
Notes receivable from officers bearing interest up to 6.5% or at the rate paid by us on our senior indebtedness, unsecured, due through December 31, 2006	$2,436	3,029
Notes receivable from officers bearing interest at the rate paid by us on our senior indebtedness, secured by GCI common stock, due through December 1, 2006	350	919
Notes receivable from other related parties bearing interest up to 7.6% or at the rate paid by us on our senior indebtedness, unsecured and secured by property, due through December 31, 2007	185	606
Interest receivable	849	1,612

Total notes receivable from related parties	3,820	6,166
Less current portion, including current interest receivable	475	1,885

Long-term portion, including long-term interest receivable	$3,345	4,281

(7)    Long-term Debt

        Long-term debt consists of the following (amounts in thousands):

	December 31,
	2004	2003
Senior Notes, net of unamortized bond discount of $4,031(a)	$315,969	180,000
Senior Credit Facility(b)	121,000	165,000

Long-term debt	$436,969	345,000

(a)
In February 2004 we sold $250.0 million in aggregate principal amount of senior unsecured debt securities due in 2014 ("February Senior Notes"). In December 2004 we sold $70.0 million in aggregate principal amount of senior unsecured debt securities due in 2014 ("December Senior Notes"). The February and December Senior Notes are treated as a single class ("new Senior Notes").

  February Senior Notes

          The February Senior Notes were sold at a discount of $4.3 million. The February Senior Notes are carried on our Consolidated Balance Sheet net of the unamortized portion of the discount, which is being amortized to Interest Expense over the life of the new Senior Notes.

          The net proceeds of the offering were primarily used to repay our existing $180.0 million 9.75% Senior Notes and to repay approximately $43.8 million of the term portion and $10.0 million of the revolving portion of our original Senior Credit Facility. In connection with the issuance, we paid fees and other expenses of approximately $6.5 million that are being amortized over the life of the new Senior Notes.

          The February Senior Notes were offered only to qualified institutional buyers pursuant to exemptions from registration under the Securities Act. On July 7, 2004, we commenced an offer to exchange the privately issued February Senior Notes for a like amount of February Senior Notes that have been registered under the Securities Act and have otherwise identical terms to the privately issued original Senior Notes (except for provisions relating to our obligations to consummate the exchange offer). The exchange offer closing occurred on August 11, 2004, at which time all $250.0 million in aggregate principal amount of the privately issued February Senior Notes were tendered and exchanged for the February Senior Notes that have been registered under the Securities Act.

  December Senior Notes

          The December Senior Notes were sold at face value.

          The net proceeds of the offering were primarily used to repurchase 3,751,509 of GCI's Class A common shares at $8.33 per share and $10.0 million of GCI's Series C preferred stock from MCI. The aggregate amount of the equity repurchase totaled $41.3 million. In addition we used the proceeds to repay $10.0 million of the revolving portion of our new Senior Credit Facility. In connection with the issuance, we paid fees and other expenses of approximately $1.6 million that are being amortized over the life of the new Senior Notes.

          The December Senior Notes were offered only to qualified institutional buyers pursuant to Rule 144A and non-United States persons pursuant to Regulation S. The December Senior Notes have not been registered under the Securities Act and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Beginning April 6, 2005, we plan to commence an offer to exchange the privately issued December Senior Notes that have been registered under the Securities Act and have otherwise identical terms to the privately issued original Senior Notes (except for provisions relating to GCI Inc.'s obligations to consummate the exchange offer).

  New Senior Notes

          We pay interest of 7.25% on the new Senior Notes.

          The new Senior Notes are not redeemable prior to February 15, 2009. At any time on or after February 15, 2009, the new Senior Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices, plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing February 1 of the year indicated:	Redemption Price
2009	103.625%
2010	102.417%
2011	101.208%
2012 and thereafter	100.000%

          We may, on or prior to February 17, 2007, at our option, use the net cash proceeds of one or more underwritten public offerings of our qualified stock to redeem up to a maximum of 35% of the initially outstanding aggregate principal amount of our new Senior Notes at a redemption price equal to 107.25% of the principal amount of the new Senior Notes, together with accrued and unpaid interest, if any, thereon to the date of redemption, provided that not less than 65% of the principal amount of the new Senior Notes originally issued remain outstanding following such a redemption.

          The new Senior Notes restrict GCI, Inc. and certain of its subsidiaries from incurring debt in most circumstances unless the result of incurring debt does not cause our leverage ratio to exceed 6.0 to one. The new Senior Notes do not allow debt under the new Senior Credit Facility to exceed the greater of (and reduced by certain stated items):

    •
    $250 million, reduced by the amount of any prepayments, or

    •
    3.0 times earnings before interest, taxes, depreciation and amortization for the last four full fiscal quarters of GCI, Inc. and certain of its subsidiaries.

          The new Senior Notes limit our ability to make cash dividend payments.

          We conducted a Consent Solicitation and Tender Offer for the old Senior Notes. Through February 13, 2004 we accepted for payment $114.6 million principal amount of notes which were validly tendered. Such notes accepted for payment received additional consideration as follows:

    •
    $4.0 million based upon a payment of $1,035 per $1,000 principal amount, consisting of the purchase price of $1,025 per $1,000 principal amount and the consent payment of $10 per $1,000 principal amount, and

    •
    $497,000 in accrued and unpaid interest through February 16, 2004.

          The remaining principal amount of $65.4 million was redeemed on March 18, 2004 for additional consideration as follows:

    •
    $2.1 million based upon a payment of $1,032.50 per $1,000 principal amount, and

    •
    $833,000 in accrued and unpaid interest through March 18, 2004.

          The total redemption cost was $186.1 million. The premium to redeem our old Senior Notes was $6.1 million (excluding interest cost of $1.3 million) and was recognized as a loss on early extinguishment of debt, a component of Other Income (Expense), during the year ended December 31, 2004.

          Compliance with the redemption notice requirements in the Indenture resulted in a delay before final payment of some of the old Senior Notes. As a result of such delay, our total debt increased during the overlap period between the redemption of the old Senior Notes and the issuance of the February Senior Notes making us out of compliance with Section 6.11 of our Credit, Guaranty, Security and Pledge Agreement, dated as of October 30, 2003. We received a waiver from compliance with Section 6.11 until April 30, 2004. After the final redemption payment on March 18, 2004 we were in compliance with Section 6.11.

          A semi-annual interest payment of approximately $9.0 million was paid in August 2004. We will make semi-annual interest payments of $11.6 million in February and August 2005.

          The new Senior Notes are subordinate to our new Senior Credit Facility.

          We were in compliance with all loan covenants at December 31, 2004.

(b)
On May 21, 2004 we amended our $220.0 million new Senior Credit Facility. The amendment reduced the interest rate on the $170.0 million term portion of the credit facility from LIBOR plus 3.25% to LIBOR plus 2.25%. The amendment reduced the interest rate on the $50.0 million revolving portion of the credit facility from LIBOR plus 3.25% to LIBOR plus a margin dependent upon our Total Leverage Ratio (as defined) as follows:

Total Leverage Ratio (as defined)	LIBOR Plus:
≥3.75	2.50%
≥3.25 but <3.75	2.25%
≥2.75 but <3.25	2.00%
< 2.75	1.75%

          The commitment fee we are required to pay on the unused portion of the commitment was amended as follows:

Total Leverage Ratio (as defined)	Commitment Fee
≥3.75	0.625%
≥2.75 but <3.75	0.50%
< 2.75	0.375%

          Under certain circumstances the amendment allows for an increase in the term and revolving commitments not to exceed an aggregate commitment increase of $50.0 million. Any additional term and revolving credit facility commitments are payable in full on October 31, 2007.

          In connection with the May 21, 2004 amended Senior Credit Facility, we paid bank fees and other expenses of approximately $215,000 during the year ended December 31, 2004.

          On November 17, 2004 we amended our $220.0 million new Senior Credit Facility. The amendment allowed us to repurchase up to $10.0 million of GCI's common stock each year and to complete the repurchase of 3,751,509 of GCI's Class A common shares and $10.0 million of GCI's Series C preferred stock from MCI as described in note 11.

          The November 2004 amendment reduced our leverage ratio requirements for certain periods as follows:

Period	Total Leverage Ratio
December 31, 2003 through December 30, 2004	4.25:1
December 31, 2004 through December 30, 2005	4.00:1
December 31, 2005 through June 29, 2006	3.75:1
June 30, 2006 through June 29, 2007	3.50:1
June 30, 2007 through September 29, 2007	3.25:1
September 30, 2007 through final maturity date	3.00:1

          The November amendment also increased our allowable capital expenditures during the year ended December 31, 2004 by the $18.8 million excess proceeds from the December Senior Notes.

          In connection with the November 17, 2004 amended Senior Credit Facility, we paid bank fees and other expenses of approximately $129,000 during the year ended December 31, 2004.

          The term loan is fully drawn and we have letters of credit totaling $4.7 million, which left $45.3 million available at December 31, 2004 to draw under the revolving credit facility if needed. Ability to draw down on the revolver portion of our new Senior Credit Facility could be diminished if we are not in compliance with all new Senior Credit Facility covenants or have a material adverse change at the date of the request for the draw.

          Our new Senior Notes are subordinate to our new Senior Credit Facility.

          Substantially all of Holdings' assets collateralize the new Senior Credit Facility. The capital lease is secured by the leased satellite transponders.

          We were in compliance with all loan covenants at December 31, 2004.

          In October 2003 we amended our Senior Credit Facility, a portion of which was a substantial modification of the previous Senior Credit Facility agreement. We therefore recognized approximately $5.0 million in Amortization of Loan and Senior Notes Fees during the year ended December 31, 2003. The $2.2 million in amended Senior Credit Facility deferred loan costs associated with the portion that was not a substantial modification continues to be amortized over the life of the new Senior Credit Facility.

          As of December 31, 2004 maturities of long-term debt were as follows (amounts in thousands):

Years ending December 31,
2005	$168
2006	32,000
2007	89,000
2008	—
2009	—
2010 and thereafter	320,000

441,168
Less unamortized bond discount paid on February Senior Notes	(4,031)
Less current portion of long-term debt	(168)

Long-term debt, at December 31, 2004	$436,969

(8)    Impairment Charge

        In 2003, we reported an impairment charge of $5.4 million which equaled the remaining net book value recorded for our North Pacific Cable asset. In 1991 GCI purchased one DS-3 of capacity on a fiber optic cable system owned by AT&T. This fiber optic cable system is a spur off of a trans-Pacific fiber optic cable system owned by another group. We used our owned capacity to carry traffic to and from Alaska and the Lower 48 States. The section of the North Pacific Cable in which we owned capacity was taken out of service in January 2004 due to a billing dispute between AT&T and the owner of the trans-Pacific cable system causing us to re-route certain of our traffic. We were relieved of all future obligations required by our purchase agreement and ceased payment of maintenance and vessel standby costs totaling approximately $324,000 per year that would otherwise be payable over the remaining life of the system. The AULP West fiber optic cable system we built was put into service in June 2004 and provides us with route diversity and redundancy in excess of that previously provided by the North Pacific Cable.

(9)    Comprehensive Income (Loss)

        During the years ended December 31, 2004, 2003 and 2002 we had other comprehensive income (loss) of approximately $308,000, 232,000 and ($548,000), respectively. Total comprehensive income during the years ended December 31, 2004, 2003 and 2002 was $21,560,000, $15,774,000 and $6,115,000, respectively.

(10)    Income Taxes

        GCI, Inc., as a wholly owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, the following discussion reflects the consolidated group's activity and balances.

        Total income tax (expense) benefit was allocated as follows (amounts in thousands):

	Years ended December 31,
	2004	2003	2002
Net income before cumulative effect of a change in accounting principle	$(17,463)	(10,074)	(5,659)
Cumulative effect of a change in accounting principle	—	367	—

Net income from continuing operations	(17,463)	(9,707)	(5,659)
Stockholder's equity, for stock option compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	1,730	538	319

	$(15,733)	(9,169)	(5,340)

        Income tax (expense) benefit consists of the following (amounts in thousands):

	Years ended December 31,
	2004	2003	2002
Current tax expense:
Federal taxes	$606	(297)	(1,754)
State taxes	176	(104)	(536)

	782	(401)	(2,290)

Deferred tax expense:
Federal taxes	(14,151)	(7,169)	(2,580)
State taxes	(4,094)	(2,504)	(789)

	(18,245)	(9,673)	(3,369)

	$(17,463)	(10,074)	(5,659)

        Total income tax expense differed from the "expected" income tax expense determined by applying the statutory federal income tax rate of 35% for 2004 and 2003 and 34% for 2002 as follows (amounts in thousands):

	Years ended December 31,
	2004	2003	2002
"Expected" statutory tax expense	$(13,550)	(9,156)	(4,189)
State income taxes, net of federal benefit	(2,439)	(1,695)	(873)
Income tax effect of goodwill amortization, nondeductible expenditures and other items, net	(668)	(568)	(597)
Adjustments to ending temporary difference and other balances, net	(806)	1,345	—

	$(17,463)	(10,074)	(5,659)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below (amounts in thousands):

	December 31,
	2004	2003
Current deferred tax assets:
Net operating loss carryforwards	$8,344	—
Accounts receivable, principally due to allowance for doubtful accounts	2,450	4,117
Compensated absences, accrued for financial reporting purposes	2,186	2,062
Workers compensation and self insurance health reserves, principally due to accrual for financial reporting purposes	854	801
Other	59	215

Total current deferred tax assets	$13,893	7,195

	December 31,
	2004	2003
Long-term deferred tax assets:
Net operating loss carryforwards	$63,524	77,534
Alternative minimum tax credits	1,892	1,892
Deferred compensation expense for financial reporting purposes in excess of amounts recognized for tax purposes	1,729	1,531
Asset retirement obligations in excess of amounts recognized for tax purposes	1,218	825
Employee stock option compensation expense for financial reporting purposes in excess of amounts recognized for tax purposes	601	727
Sweepstakes award in excess of amounts recognized for tax purposes	178	179
Charitable contributions expense for financial reporting in excess of amount recognized for tax purposes	405	672
Cost of sales and services for financial reporting in excess of amounts recognized for tax purposes	—	185
Cash flow hedge expense for financial reporting purposes in excess of amounts recognized for tax purposes	—	212
Other	118	—

Total long-term deferred tax assets	69,665	83,757

Long-term deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	101,603	93,928
Amortizable assets	17,173	13,997

Total gross long-term deferred tax liabilities	118,776	107,925

Net combined long-term deferred tax liabilities	$49,111	24,168

        We recorded net deferred tax assets of $15.8 million in 2002 associated with the Rogers American Cablesystems, Inc. and Kanas Telecom, Inc. acquisitions in 2001, resulting in adjustments to the recorded financial statement cost basis of associated goodwill and property and equipment.

        In conjunction with the 1996 Cable Companies acquisition, GCI incurred a net deferred income tax liability of $24.4 million and acquired net operating losses totaling $57.6 million. GCI determined that approximately $20 million of the acquired net operating losses would not be utilized for income tax purposes, and elected with its December 31, 1996 income tax returns to forego utilization of such acquired losses under Internal Revenue Code section 1.1502-32(b)(4). Deferred tax assets were not recorded associated with the foregone losses and, accordingly, no valuation allowance was provided. At December 31, 2004, we have (1) tax net operating loss carryforwards of approximately $175.6 million that will begin expiring in 2007 if not utilized, and (2) alternative minimum tax credit carryforwards of approximately $1.9 million available to offset regular income taxes payable in future years. We utilized tax net operating loss carryforwards of approximately $5.6 million in 2004.

        The following schedule shows our tax net operating loss carryforwards by year of expiration (amounts in thousands):

Years ending December 31,	Federal	State
2007	$705	17
2008	6,435	6,434
2009	11,767	11,767
2010	9,134	9,134
2011	6,919	6,919
2018	19,995	18,253
2019	27,910	26,516
2020	44,747	43,799
2021	29,614	28,998
2022	14,080	13,796
2023	3,967	3,909
2024	362	362

Total tax net operating loss carryforwards	$175,635	169,904

        Our utilization of remaining acquired net operating loss carryforwards is subject to annual limitations pursuant to Internal Revenue Code section 382 which could reduce or defer the utilization of these losses.

        Tax benefits associated with recorded deferred tax assets are considered to be more likely than not realizable through future reversals of existing taxable temporary differences, and future taxable income exclusive of reversing temporary differences and carryforwards. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        Our United States income tax return for 2000 was selected for examination by the Internal Revenue Service during 2003. The examination was completed in July 2004 and did not have a material adverse effect on our financial position, results of operations, or our liquidity.

        Our United States income tax return for 2001 was selected for examination by the Internal Revenue Service during 2004. The examination was completed in December 2004 and did not have a material adverse effect on our financial position, results of operations, or our liquidity.

(11)    Stockholder's Equity

  Common Stock

        We were incorporated in 1997 and issued 100 shares of our no par Class A common stock to GCI in our initial capitalization. We received all ownership interests in subsidiaries previously held by GCI and proceeds from GCI's August 1, 1997 common stock offering. We recorded $206,622,000 associated with our initial capitalization. All of our issued and outstanding Class A common stock is owned by GCI.

  Stock Option Plan

        In December 1986, GCI adopted a Stock Option Plan (the "Option Plan") in order to provide a special incentive to our officers, non-employee directors, and employees by offering them an opportunity to acquire an equity interest in GCI. The Option Plan, as amended, provides for the grant of options for a maximum of 13.2 million shares of GCI Class A common stock, subject to adjustment upon the occurrence of stock dividends, stock splits, mergers, consolidations or certain other changes in corporate structure or capitalization. If an option expires or terminates, the shares subject to the option will be available for further grants of options under the Option Plan. The Compensation Committee of GCI's Board of Directors administers the Option Plan.

        The Option Plan provides that all options granted under the Option Plan must expire not later than ten years after the date of grant. If at the time an option is granted the exercise price is less than the market value of the underlying common stock, the difference in these amounts at the time of grant is expensed ratably over the vesting period of the option. Options granted pursuant to the Option Plan are only exercisable if at the time of exercise the option holder is our employee, non-employee director, or a consultant or advisor working on our behalf.

        Our employees and employees of our subsidiaries are eligible to participate in the Option Plan. Expenses associated with the grant of options to employees are recorded pursuant to the provisions of APB Number 25 and Interpretative Releases 1 and 2 of SAB Topic 1B1, which amounts were not material in 2004, 2003 and 2002. We believe the allocation method used is reasonable.

        Information for the years 2004, 2003 and 2002 with respect to the Option Plan follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	5,100,131	$6.11
Granted	1,995,700	$6.90
Exercised	(583,888)	$5.78
Forfeited	(223,177)	$7.42

Outstanding at December 31, 2002	6,288,766	$6.34
Granted	963,200	$6.24
Exercised	(377,487)	$4.95
Forfeited	(98,200)	$5.93

Outstanding at December 31, 2003	6,776,279	$6.41
Granted	881,500	$8.19
Exercised	(1,116,704)	$5.49
Forfeited	(104,200)	$7.07

Outstanding at December 31, 2004	6,436,875	$6.81

Available for grant at December 31, 2004	1,745,457

        Our stock options and warrants expire at various dates through December 2013. At December 31, 2004, 2003, and 2002, the weighted-average remaining contractual lives of options outstanding were 6.16, 6.47, and 6.93 years, respectively.

        At December 31, 2004, 2003, and 2002, the number of exercisable shares under option was 3,473,340, 3,495,361, and 3,187,618, respectively, and the weighted-average exercise price of those options was $6.45, $6.11, and $5.87, respectively.

        The per share weighted-average fair value of stock options granted during 2004 was $4.65 per share for compensatory and $4.48 for non-compensatory options; for 2003 was $4.30 per share for compensatory and $2.99 for non-compensatory options; and for 2002 was $3.05 per share for compensatory and $0.61 for non-compensatory options. The amounts were determined as of the options' grant dates using a Black-Scholes option-pricing model with the following weighted-average assumptions: 2004—risk-free interest rate of 3.62%, volatility of 0.52 and an expected life of 5.69 years; 2003—risk-free interest rate of 3.45%, volatility of 0.53 and an expected life of 5.26 years; and 2002—risk-free interest rate of 3.08%, volatility of 0.68 and an expected life of 6.18 years.

        Summary information about our stock options outstanding at December 31, 2004 follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.11 - $ 5.69	671,542	5.01	$4.65	514,342	$4.49
$ 5.77 - $ 5.77	2,000	8.14	$5.77	400	$5.77
$ 6.00 - $ 6.00	1,028,030	6.73	$6.00	466,190	$6.00
$ 6.05 - $ 6.35	58,000	6.27	$6.14	40,600	$6.13
$ 6.50 - $ 6.50	1,817,610	5.46	$6.50	1,323,150	$6.50
$ 6.94 - $ 7.00	680,300	3.69	$7.00	531,366	$6.99
$ 7.25 - $ 7.25	1,150,000	7.11	$7.25	151,665	$7.25
$ 7.40 - $ 8.40	794,893	7.16	$7.98	363,687	$7.70
$ 8.50 - $10.98	463,500	8.74	$9.15	57,940	$9.48
$11.25 - $11.25	36,000	6.50	$11.25	24,000	$11.25

$ 3.11 - $11.25	6,701,875	6.16	$6.80	3,473,340	$6.45

  Stock Warrants Not Pursuant to a Plan

        We entered into a stock warrant agreement in exchange for services in December 1998 with certain of our legal counsel which provides for the purchase of 16,667 shares of GCI Class A common stock, vesting in December 1999, with an exercise price of $3.00 per share, and expiring December 2003. The fair value of the stock warrant when issued was approximately $23,000. The warrant was exercised in November 2003 prior to its expiration.

        We entered into a stock warrant agreement in exchange for services in June 1999 with certain of our legal counsel which provides for the purchase of 25,000 shares of GCI Class A common stock, vesting through December 2001, with an exercise price of $3.00 per share, and expiring December 2003. The fair value of the stock warrant when issued was approximately $94,000. The warrant was exercised in October 2003 prior to its expiration.

  Employee Stock Purchase Plan

        In December 1986, GCI adopted an Employee Stock Purchase Plan ("Plan") qualified under Section 401 of the Internal Revenue Code of 1986 ("Code"). The Plan provides for acquisition of GCI's Class A and Class B common stock at market value. The Plan permits each employee who has completed one year of service to elect to participate in the Plan. Through December 31, 2004, eligible employees could elect to reduce their compensation in any even dollar amount up to 50 percent of such compensation (subject to certain limitations) up to a maximum of $13,000. Beginning January 1, 2005, eligible employees can elect to reduce their compensation in any even dollar amount up to 50 percent of such compensation (subject to certain limitations) up to a maximum of $14,000. Eligible employees may contribute up to 10 percent of their compensation with after-tax dollars, or they may elect a combination of salary reductions and after-tax contributions.

        Eligible employees were allowed to make catch-up contributions of no more than $3,000 during the year ended December 31, 2004 and will be able to make such contributions limited to $4,000 during the year ended December 31, 2005. We do not match employee catch-up contributions.

        We may match employee salary reductions and after tax contributions in any amount, elected by GCI's Board of Directors each year, but not more than 10 percent of any one employee's compensation will be matched in any year. Matching contributions vest over the initial six years of employment. For the years ended December 31, 2003 and 2002 the combination of salary reductions, after tax contributions and matching contributions could not exceed the lesser of 100 percent of an employee's compensation or $40,000 (determined after salary reduction) for any year. For the year ended

December 31, 2004, the combination of salary reductions, after tax contributions and matching contributions could not exceed the lesser of 100 percent of an employee's compensation or $41,000 (determined after salary reduction).

        Employee contributions may be invested in GCI class A common stock, AT&T common stock, Comcast Corporation common stock, or various mutual funds.

        As of April 1, 2004 employee contributions receive up to 100% matching, as determined by GCI's Board of Directors each year, in GCI common stock. Prior to April 1, 2004 employee contributions invested in GCI common stock received up to 100% matching, as determined by GCI's Board of Directors each year, in GCI common stock and employee contributions invested in other than GCI common stock received up to 50% matching, as determined by GCI's Board of Directors each year, in GCI common stock.

        Our matching contributions allocated to participant accounts totaled approximately $4,858,000, $4,035,000, and $3,665,000 for the years ended December 31, 2004, 2003, and 2002, respectively. The Plan may, at its discretion, purchase shares of GCI common stock from GCI at market value or may purchase GCI's common stock on the open market. In 2004 and 2003 we funded all of our employer-matching contributions through market purchases. In 2002 we funded a portion of our employer-matching contributions through GCI's issuance of new shares of its common stock rather than market purchases.

(12)    Industry Segments Data

        Our reportable segments are business units that offer different products. The reportable segments are each managed separately and offer distinct products with different production and delivery processes.

        We have four reportable segments as follows:

          Long-distance services.    We offer a full range of common carrier long-distance services to commercial, government, other telecommunications companies and residential customers, through our networks of fiber optic cables, digital microwave, and fixed and transportable satellite earth stations and our SchoolAccess™ offering to rural school districts and a similar offering to rural hospitals and health clinics.

          Cable services.    We provide cable television services to residential, commercial and government users in the State of Alaska. Our cable systems serve 35 communities and areas in Alaska, including the state's four largest urban areas, Anchorage, Fairbanks, the Matanuska-Susitna Valley, and Juneau. We offer digital cable television services in Anchorage, the Matanuska-Susitna Valley, Fairbanks, Juneau, Ketchikan, Kenai, Soldotna, Kodiak, Seward, Cordova, Valdez, and Nome and retail cable modem service (through our Internet services segment) in all of our locations in Alaska except Kotzebue.

          Local access services.    We offer facilities based competitive local exchange services in Anchorage, Fairbanks and Juneau and plan to provide similar competitive local exchange services in other locations pending regulatory approval and subject to availability of capital. Revenue, costs of sales and service and operating expenses for our new phone directories are included in the local access services segment.

          Internet services.    We offer wholesale and retail Internet services to both consumer and commercial customers. We offer cable modem service as further described in Cable services above. Our undersea fiber optic cable systems allow us to offer enhanced services with high-bandwidth requirements.

        Included in the "All Other" category in the tables that follow are our managed services, product sales and cellular telephone services. None of these business units has ever met the quantitative thresholds for determining reportable segments. Also included in the All Other category are corporate related expenses including information technology, accounting, legal and regulatory, human resources, and other general and administrative expenses.

        We evaluate performance and allocate resources based on (1) earnings or loss from operations before depreciation, amortization and accretion expense, net other expense and income taxes, and (2) operating income or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in note 1. Intersegment sales are recorded at cost plus an agreed upon intercompany profit.

        We earn all revenues through sales of services and products within the United States. All of our long-lived assets are located within the United States of America, except approximately 82% of our undersea fiber optic cable systems which transit international waters.

        Summarized financial information for our reportable segments for the years ended December 31, 2004, 2003 and 2002 follows (amounts in thousands):

	Reportable Segments
	Long- Distance Services	Cable Services	Local Access Services	Internet Services	Total Reportable Segments	All Other	Total
2004
Revenues:
Intersegment	$14,447	2,596	9,436	3,731	30,210	794	31,004
External	210,135	101,437	46,957	25,969	384,498	40,328	424,826

Total revenues	224,582	104,033	56,393	29,700	414,708	41,122	455,830

Cost of goods sold (exclusive of depreciation, amortization and accretion shown separately below) ("Cost of goods sold"):
Intersegment	20,441	1	2,624	4,322	27,388	482	27,870
External	54,143	26,959	29,088	6,991	117,181	22,382	139,563

Total cost of good sold	74,584	26,960	31,712	11,313	144,569	22,864	167,433

Contribution:
Intersegment	(5,994)	2,595	6,812	(591)	2,822	312	3,134
External	155,992	74,478	17,869	18,978	267,317	17,946	285,263

Total contribution	149,998	77,073	24,681	18,387	270,139	18,258	288,397
Selling, general and administrative expenses	40,065	28,100	18,316	9,377	95,858	51,502	147,360
Bad debt expense (recovery)	(2,962)	932	279	154	(1,597)	523	(1,074)

Earnings (loss) from operations before depreciation, amortization, net interest expense and income taxes	118,889	45,446	(726)	9,447	173,056	(34,079)	138,977
Depreciation, amortization and accretion expense	25,519	19,038	4,941	3,984	53,482	9,631	63,113

Operating income (loss)	$93,370	26,408	(5,667)	5,463	119,574	(43,710)	75,864

Total assets	$310,820	328,887	55,120	30,101	724,928	124,263	849,191

Capital additions	$46,892	20,350	19,280	9,085	95,607	16,972	112,579

2003
Revenues:
Intersegment	$13,648	2,504	9,763	2,423	28,338	744	29,082
External	204,567	96,004	38,998	19,842	359,411	31,386	390,797

Total revenues	218,215	98,508	48,761	22,265	387,749	32,130	419,879

Cost of goods sold:
Intersegment	19,242	1	2,121	4,484	25,848	860	26,708
External	53,377	25,988	23,761	5,862	108,988	16,395	125,383

Total cost of good sold	72,619	25,989	25,882	10,346	134,836	17,255	152,091

Contribution:
Intersegment	(5,594)	2,503	7,642	(2,061)	2,490	(116)	2,374
External	151,190	70,016	15,237	13,980	250,423	14,991	265,414

Total contribution	145,596	72,519	22,879	11,919	252,913	14,875	267,788
Selling, general and administrative expenses	37,692	27,101	17,718	8,589	91,100	47,593	138,693
Bad debt expense (recovery)	(1,104)	651	119	60	(274)	96	(178)
Impairment charge	5,434	—	—	—	5,434	—	5,434

Earnings (loss) from operations before depreciation, amortization, net interest expense and income taxes	109,168	42,264	(2,600)	5,331	154,163	(32,698)	121,465
Depreciation, amortization and accretion expense	20,209	17,296	3,553	3,708	44,766	8,622	53,388

Operating income (loss)	$88,959	24,968	(6,153)	1,623	109,397	(41,320)	68,077

Total assets	$274,519	326,435	40,763	26,262	667,979	95,041	763,020

Capital additions	$30,331	15,223	3,608	2,993	52,155	10,324	62,479

2002
Revenues:
Intersegment	$21,297	2,094	9,723	2,026	35,140	744	35,884
External	204,930	88,688	32,071	15,584	341,273	26,569	367,842

Total revenues	226,227	90,782	41,794	17,610	376,413	27,313	403,726

Cost of goods sold:
Intersegment	16,942	—	2,100	14,988	34,030	752	34,782
External	60,053	23,649	20,205	4,792	108,699	14,865	123,564

Total cost of good sold	76,995	23,649	22,305	19,780	142,729	15,617	158,346

Contribution:
Intersegment	4,355	2,094	7,623	(12,962)	1,110	(8)	1,102
External	144,877	65,039	11,866	10,792	232,574	11,704	244,278

Total contribution	149,232	67,133	19,489	(2,170)	233,684	11,696	245,380
Selling, general and administrative expenses	36,378	25,264	16,600	8,855	87,097	41,932	129,029
Bad debt expense	12,388	428	162	54	13,032	92	13,124

Earnings (loss) from operations before depreciation and amortization, net interest expense and income taxes	96,111	39,347	(4,896)	1,883	132,445	(30,320)	102,125
Depreciation and amortization expense	22,167	15,882	3,466	3,524	45,039	11,361	56,400

Operating income (loss)	$73,945	23,465	(8,362)	(1,641)	87,407	(41,682)	45,725

Total assets	$261,978	322,899	35,276	28,102	648,255	90,527	738,782

Capital additions	$22,832	17,395	10,388	4,215	54,830	10,310	65,140

        Long-distance services, local access services and Internet services are billed utilizing a unified accounts receivable system and are not reported separately by business segment. All such accounts receivable are included above in the long-distance services segment for all periods presented.

        A reconciliation of reportable segment revenues to consolidated revenues follows (amounts in thousands):

Years ended December 31,	2004	2003	2002
Reportable segment revenues	$414,708	387,749	376,413
Plus All Other revenues	41,122	32,130	27,313
Less intersegment revenues eliminated in consolidation	31,004	29,082	35,884

Consolidated revenues	$424,826	390,797	367,842

        A reconciliation of reportable segment earnings from operations before depreciation, amortization and accretion expense, net other expense and income taxes to consolidated net income before income taxes and cumulative effect of a change in accounting principle follows (amounts in thousands):

Years ended December 31,	2004	2003	2002
Reportable segment earnings from operations before depreciation, amortization and accretion expense, net other expense and income taxes	$173,056	154,163	132,445
Less All Other loss from operations before depreciation, amortization and accretion expense, net other expense and income taxes	34,079	32,698	30,320

Consolidated earnings from operations before depreciation, amortization and accretion expense, net other expense and income taxes	138,977	121,465	102,125
Less depreciation, amortization and accretion expense	63,113	53,388	56,400

Consolidated operating income	75,864	68,077	45,725
Less other expense, net	37,149	41,917	33,403

Consolidated net income before income taxes and cumulative effect of a change in accounting principle	$38,715	26,160	12,322

        A reconciliation of reportable segment operating income to consolidated net income before income taxes and cumulative effect of a change in accounting principle follows (amounts in thousands):

Years ended December 31,	2004	2003	2002
Reportable segment operating income	$119,574	109,397	84,483
Less All Other operating loss	43,710	41,320	38,758

Consolidated operating income	75,864	68,077	45,725
Less other expense, net	37,149	41,917	33,403

Consolidated net income before income taxes and cumulative effect of a change in accounting principle	$38,715	26,160	12,322

        We earn revenues included in the long-distance services segment from MCI, a major customer. We earned revenues from MCI, net of discounts, of approximately $81,741,000, $81,996,000 and $84,641,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues earned from MCI include approximately $11,004,000 for the year ended December 31, 2002 earned from a certain MCI customer who considered itself to be a third party obligor that was ultimately liable for services provided by us to the third party under a contract that had been assigned to MCI. Beginning January 1, 2003 we have billed this customer directly for services provided. Revenues earned from MCI net of amounts earned from the third party obligor were approximately $73,637,000 for the year ended

December 31, 2002. As a percentage of total revenues, MCI revenues, net of amounts earned from the third party obligor, totaled 19.2%, 21.0% and 20.0% for the years ended December 31, 2004, 2003 and 2002, respectively.

        On July 21, 2002 MCI and substantially all of its active United States subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. On July 22, 2003, the United States Bankruptcy Court approved a settlement agreement for pre-petition amounts owed to us by MCI and affirmed all of our existing contracts with MCI. MCI emerged from bankruptcy protection on April 20, 2004. The remaining pre-petition accounts receivable balance owed by MCI to us after this settlement was $11.1 million ("MCI credit") which we have used and will continue to use as a credit against amounts payable for services purchased from MCI.

        After settlement, we began reducing the MCI credit as we utilized it for services otherwise payable to MCI. We have accounted for our use of the MCI credit as a gain contingency, and, accordingly, are recognizing a reduction of bad debt expense as services are provided by MCI and the credit is realized. During the years ended December 31, 2004 and 2003 we realized approximately $4.2 million and $2.8 million, respectively, of the MCI credit against amounts payable for services received from MCI. During the year ended December 31, 2002 we recorded bad debt expense of approximately $11.0 million associated with MCI's bankruptcy.

        The remaining unused MCI credit totaled $3.7 million and $7.9 million at December 31, 2004 and 2003, respectively. The credit balance is not recorded on the Consolidated Balance Sheet as we are recognizing recovery of bad debt expense as the credit is realized.

(13)    Financial Instruments

  Fair Value of Financial Instruments

        The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2004 and 2003 the fair values of cash and cash equivalents, net receivables, current portion of notes receivable from related parties, current maturities of capital lease obligations and long-term debt, accounts payable, accrued payroll and payroll related obligations, due from related party, accrued interest, accrued liabilities, and subscriber deposits approximate their carrying value due to the short-term nature of these financial instruments. The carrying amounts and estimated fair values of our financial instruments at December 31, 2004 and 2003 follows (amounts in thousands):

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes receivable with related parties	$3,345	3,345	3,443	3,443
Long-term debt and capital lease obligations	$470,391	474,422	384,636	401,987
Cash flow hedge liability	$—	—	515	515
Other liabilities	$8,108	8,108	5,931	5,931

        The following methods and assumptions were used to estimate fair values:

  •
  Notes receivable from related parties: Substantially all of the carrying value of the long-term portion of notes receivable from related parties is estimated to approximate fair value because these instruments are subject to variable interest rates.

  •
  Long-term debt and capital lease obligations: The fair value of our Senior Notes is estimated based on the quoted market price for the same issue. The fair value of our Senior Credit Facility and obligations under capital leases is estimated to approximate the carrying value because these instruments are subject to variable interest rates.

  •
  Other Liabilities: Deferred compensation liabilities have no defined maturity dates therefore the fair value is the amount payable on demand as of the balance sheet date. Asset retirement obligations are recorded at their fair value and, over time, the liability is accreted to its present value each period.

  Derivative Instruments and Hedging Activities

        Effective January 3, 2001, we entered into an interest rate swap agreement to convert $50 million of 9.75% fixed rate debt to a variable interest rate equal to the 90 day LIBOR rate plus 334 basis points. This interest rate swap was cancelled by the counterparty on August 1, 2002. The differential paid to us was recorded as a decrease in Interest Expense in the Consolidated Statements of Operations in the period in which it was recognized. During the year ended December 31, 2002 we recognized approximately $1.2 million as a reduction of interest expense.

        Effective September 21, 2001, we entered into an interest rate swap agreement to convert $25.0 million of variable interest rate debt equal to the 90 day LIBOR rate plus 334 basis points to 3.98% fixed rate debt plus applicable margins. Terms of the interest rate swap mirror the underlying variable rate debt, except the interest rate swap terminated on September 21, 2004. We entered into the transaction to help insulate us from future increases in interest rates. Under SFAS No. 133, the interest rate swap was accounted for as a cash flow hedge. The change in the fair value of the interest rate swap net of income taxes was recorded as an increase or decrease in Accumulated Other Comprehensive Loss in the Consolidated Statements of Stockholder's Equity. The associated cost was recognized in Interest Expense in the Consolidated Statements of Operations. During the years ended December 31, 2004, 2003 and 2002 we recognized approximately $526,000, $681,000 and $555,000, respectively, in incremental interest expense resulting from this transaction.

(14)    Related Party Transactions

  MCI

        MCI was a related party through December 7, 2004 and during the years ended December 31, 2003 and 2002. In December 2004 we repurchased from MCI 3,751,509 shares of GCI's Class A common stock after which MCI no longer qualifies as a related party. We earned revenues from MCI, net of discounts, of approximately $81,741,000, $81,996,000 and $84,641,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues earned from MCI include approximately $11,004,000 for the year ended December 31, 2002 earned from a certain MCI customer who considered itself to be a third party obligor that was ultimately liable for services provided by GCI to the third party under a contract that had been assigned to MCI. Beginning January 1, 2003 we have billed this customer directly for services provided. Revenues earned from MCI net of amounts earned from the third party obligor were approximately $73,637,000 for the year ended December 31, 2002. As a percentage of total revenues, MCI revenues, net of amounts earned from the third party obligor, totaled 19.2%, 21.0% and 20.0% for the years ended December 31, 2004, 2003 and 2002, respectively.

        Amounts receivable, net of accounts payable, from MCI totaled $25,585,000 at December 31, 2003. We paid MCI to distribute our traffic in the contiguous 48 states and Hawaii approximately $4,174,000, $4,570,000 and $4,911,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  Other

        GCI is a related party due to its 100% ownership of our Class A common stock. We pay the dividends on GCI's preferred stock and in 2004 we funded the redemption of GCI's Series C preferred stock, the purchase of MCI's 3,751,509 shares of GCI's Class A common stock, and the buyback program of GCI's common stock. During the years ended December 31, 2004, 2003 and 2002 we paid GCI's preferred stock dividends of $1,637,000, $2,036,000 and $2,045,000, respectively. During the year ended December 31, 2004 we paid $31.3 million, $10.0 million, and $2.4 million to purchase MCI's ownership of GCI's Class A common stock, to redeem GCI's Series C preferred stock, and to repurchase GCI's common stock, respectively.

        GCI entered into a long-term capital lease agreement in 1991 with the wife of our President and CEO for property occupied by us. The leased asset was capitalized in 1991 at the owner's cost of $900,000 and the related obligation was recorded in the accompanying financial statements. The lease agreement was amended in September 2002. The amended lease terminates on September 30, 2011. Through September 30, 2003 our monthly payment was $20,000, increasing to $20,860 per month October 1, 2003 through September 30, 2006 and increasing to $21,532 per month October 1, 2006 through September 30, 2011. Since the property was not sold prior to the tenth year of the lease, the owner was required to pay us the greater of one-half of the appreciated value of the property over $900,000, or $500,000. Accordingly, we received a $500,000 payment in 2002. The owner paid us $135,000 in 2002 as additional consideration for the execution of the September 2002 amendment.

        In January 2001 we entered into an aircraft operating lease agreement with a company owned by our President and CEO. The lease was amended effective January 1, 2002. The lease is month-to-month and may be terminated at any time upon one hundred and twenty days written notice. The monthly lease rate is $50,000. Upon signing the lease, the lessor was granted an option to purchase 250,000 shares of GCI Class A common stock at $6.50 per share, all of which are exercisable. We paid a deposit of $1.5 million in connection with the lease. The deposit will be repaid to us upon the earlier of six months after the agreement terminates, or nine months after the date of a termination notice. The lessor may sell to us the stock arising from the exercise of the stock option or surrender the right to purchase all or a portion of the stock option to repay the deposit, if allowed by our debt and GCI's preferred stock instrument in effect at such time.

(15)    Commitments and Contingencies

  Leases

        Operating Leases as Lessee.    We lease business offices, have entered into site lease agreements and use satellite transponder capacity and certain equipment pursuant to operating lease arrangements. Rental costs, including immaterial amounts of contingent rent expense, under such arrangements amounted to approximately $18,146,000, $15,899,000 and $13,795,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  Satellite Transponder Capacity Capital Lease

        We lease satellite transponder capacity through a capital lease arrangement with a leasing company. The capital lease was entered into in March 2000. The effective term of the lease is nine years from the closing date, the lease matures through March 2009 and a final payment of $16.1 million is due March 31, 2009. The interest rate is Libor plus 3.25%. The lease is subordinate to our new Senior Notes and new Senior Credit Facility. The capital lease includes certain covenants requiring maintenance of specific levels of operating cash flow to indebtedness and limitations on additional indebtedness. We were in compliance with all covenants during the year ending December 31, 2004.

        We began operating the satellite transponders on April 1, 2000. The satellite transponders are recorded at a cost of $48.0 million and are being depreciated over twelve years. We have financed $38.7 million and $43.5 million under this capital lease at December 31, 2004 and 2003, respectively.

        We entered into a long-term capital lease agreement in 1991 with the wife of our President and CEO for property occupied by us as further described in note 14.

        A summary of future minimum lease payments for all leases follows (amounts in thousands):

Years ending December 31:	Operating	Capital
2005	$14,564	9,461
2006	11,676	9,232
2007	9,404	8,617
2008	8,362	7,706
2009	6,708	18,092
2010 and thereafter	22,057	452

Total minimum lease payments	$72,771	53,560

Less amount representing interest		(13,899)
Less current maturities of obligations under capital leases		(6,239)

Subtotal—long-term obligations under capital leases		33,422
Less long-term obligations under capital leases due to related party, excluding current maturities		(672)

Long-term obligations under capital leases, excluding related party, excluding current maturities		$32,750

        The leases generally provide that we pay the taxes, insurance and maintenance expenses related to the leased assets. Several of our leases include renewal options, escalation clauses and immaterial amounts of contingent rent expense. We have no leases that include rent holidays. We expect that in the normal course of business leases that expire will be renewed or replaced by leases on other properties.

  Telecommunication Services Agreements

        We lease a portion of our 800-mile fiber optic system capacity that extends from Prudhoe Bay to Valdez via Fairbanks, and provide management and maintenance services for this capacity to a customer. In December 2001 we signed a letter of agreement with our customer in which we agreed, amongst other things, to upgrade the 800-mile fiber optic system, install multiple earth stations, and potentially provide other services. We completed the projects outlined in the letter of agreement and our work was accepted by the customer in 2004. The contract was amended in 2004 consistent with the terms of the letter of agreement. The telecommunications service agreement is for fifteen years and may be extended for up to two successive three-year periods and, upon expiration of the extensions, one additional year. The agreement may be canceled by either party with 180 days written notice.

        We lease a portion of our AULP East fiber optic system capacity to a customer. The lease agreement is for five years and may be extended on a month-to-month basis following the expiration of the initial term in June 2009.

        A summary of minimum future service revenues, assuming the agreement for a portion of our 800-mile fiber optic system capacity is not terminated pursuant to contract provisions, follows (amounts in thousands):

Years ending December 31:
2005	$18,360
2006	18,360
2007	18,360
2008	18,360
2009	15,780
2010 and thereafter	85,276

Total minimum future service revenues	$174,496

  Letters of Credit

        We have letters of credit totaling $4,750,000 as follows:

  •
  $3.0 million of the new Senior Credit Facility has been used to provide a letter of credit to secure payment of certain access charges associated with our provision of telecommunications services within the State of Alaska,

  •
  $1.5 million of the new Senior Credit Facility has been used to provide a letter of credit in lieu of a deposit for the self-insured portion of our workers compensation insurance,

  •
  $150,000 of the new Senior Credit Facility has been used to provide a letter of credit to secure general liability insurance, and

  •
  $100,000 of the new Senior Credit Facility has been used to provide a letter of credit to secure right of way access.

  Digital Local Phone Service ("DLPS") Equipment Purchase Commitment

        To ensure the necessary equipment is available to us to provision DLPS service delivery, we have entered into an agreement to purchase a certain number of outdoor, network powered multi-media adapters. During the year ended December 31, 2004 we purchased adapters totaling $6.0 million pursuant to our commitment. The agreement has a remaining outstanding commitment at December 31, 2004 of $13.5 million of which approximately $5.5 million and $8.0 million will be paid during the years ended December 31, 2005 and 2006, respectively.

  Alaska Airline Miles Agreement

        In August 2003 we entered into an agreement with Alaska Airlines, Inc. ("Alaska Airlines") to offer our residential and business customers who make qualifying purchases from us the opportunity to accrue mileage awards in the Alaska Airlines Mileage Plan. The agreement was amended in October 2004. The agreement as amended requires the purchase of Alaska Airlines miles during the year ended December 31, 2004 and in future years. The agreement has a remaining commitment at December 31, 2004 totaling approximately $13.9 million.

  Deferred Compensation Plan

        During 1995, we adopted a non-qualified, unfunded deferred compensation plan to provide a means by which certain employees may elect to defer receipt of designated percentages or amounts of their compensation and to provide a means for certain other deferrals of compensation. We may contribute matching deferrals at a rate selected by us. Participants immediately vest in all elective deferrals and all income and gain attributable thereto. Matching contributions and all income and gain attributable thereto vest over a six-year period. Participants may elect to be paid in either a single lump sum payment or annual installments over a period not to exceed 10 years. Vested balances are payable upon termination of employment, unforeseen emergencies, death and total disability. Participants are general creditors of us with respect to deferred compensation plan benefits. Compensation deferred pursuant to the plan totaled approximately $37,000, $0 and $82,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  Performance Based Incentive Compensation Plan

        During 2003 we adopted a non-qualified, performance based incentive compensation plan. The incentive compensation plan provides additional compensation to certain officers and key employees based upon the Company's achievement of specified financial performance goals. The Compensation Committee of GCI's Board of Directors establishes goals on which executive officers are compensated, and management establishes the goals for other covered employees. Awards may be payable in cash or GCI's Class A common stock. Under this plan we recognized expenses of $673,000 and $672,000 during the years ended December 31, 2004 and 2003, respectively.

  Guaranteed Service Levels

        Certain customers have guaranteed levels of service with varying terms. In the event we are unable to provide the minimum service levels we may incur penalties or issue credits to customers.

  Self-Insurance

        We are self-insured for losses and liabilities related primarily to health and welfare claims up to $150,000 per incident and $1.0 million per lifetime per beneficiary above which third party insurance applies. A reserve of $2.0 million and $1.7 million was recorded at December 31, 2004 and 2003, respectively, to cover estimated reported losses, estimated unreported losses based on past experience modified for current trends, and estimated expenses for investigating and settling claims. Beginning January 1, 2003, we were self-insured for losses and liabilities related to workers' compensation claims up to $500,000 and $250,000 during the years ended December 31, 2004 and 2003, respectively, above which third party insurance applies. A reserve of $122,000 and $141,000 was recorded at December 31, 2004 and 2003, respectively, to cover estimated reported losses and estimated expenses for investigating and settling claims. Actual losses will vary from the recorded reserves. While we use what we believe is pertinent information and factors in determining the amount of reserves, future additions to the reserves may be necessary due to changes in the information and factors used.

        We are self-insured for damage or loss to certain of our transmission facilities, including our buried, under sea, and above-ground transmission lines. If we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial position, results of operations or liquidity may be adversely affected.

  Anchorage Unbundled Network Elements ("UNEs") Arbitration

        On June 25, 2004 the Regulatory Commission of Alaska ("RCA") issued an order in our arbitration with Alaska Communications Systems Group, Inc. ("ACS") to revise the rates, terms, and conditions that govern access to UNEs in the Anchorage market. The RCA's ruling set rates for numerous elements of ACS' network, the most significant being the lease rate for local loops. The order initially increased the loop rate from $14.92 to $19.15 per loop per month. We immediately filed a petition for reconsideration with the RCA to correct computational errors and raise other issues. On August 20, 2004, the RCA ruled on the petition and retroactively lowered the loop rate to $18.64 per month. We estimate the ruling will increase our local access services segment Cost of Goods Sold by as much as approximately $4.0 million during the year ended December 31, 2005. In January 2005 GCI appealed the RCA ruling to the Federal Circuit Court arguing that the pricing and methodology used by ACS and approved by the RCA was flawed and in violation of federal law. We cannot predict at this time the outcome of the lawsuit.

  Rural Exemption

        ACS, through subsidiary companies, provides local services in Fairbanks and Juneau, Alaska. These ACS subsidiaries were classified as Rural Telephone Companies under the 1996 Telecom Act, which entitled them to an exemption of certain material interconnection terms of the 1996 Telecom Act, until and unless such "rural exemption" were examined and discontinued by the RCA. An April 2004 proceeding to decide the matter of rural exemption was canceled upon our and ACS' joint settlement. The settlement agreement includes the following terms, among others:

  •
  ACS relinquishes all claims to exemptions from full local telephone competition in Fairbanks and Juneau,

  •
  New rates for unbundled loops in Fairbanks and Juneau began on January 1, 2005. We estimate the agreed upon rates will increase our local services segment cost of sales and service approximately $600,000 to $700,000 during the year ended December 31, 2005,

  •
  Extension of existing interconnection agreements between ACS and us for Fairbanks and Juneau until January 1, 2008, and

  •
  Resolution of UNE leasing issues for the Fairbanks and Juneau markets.

  Cable Service Rate Reregulation

        Federal law permits regulation of basic cable programming services rates. However, Alaska law provides that cable television service is exempt from regulation by the RCA unless 25% of a system's subscribers request such regulation by filing a petition with the RCA. At December 31, 2004, only the Juneau system is subject to RCA regulation of its basic service rates. No petition requesting regulation has been filed for any other system. (The Juneau system serves 7.3% of our total basic service subscribers at December 31, 2004.) A cable rate increase in the Juneau system effective February 1, 2003, did not affect basic programming service and therefore did not require RCA approval.

  Litigation and Disputes

        We are routinely involved in various lawsuits, billing disputes, legal proceedings and regulatory matters that have arisen in the normal course of business.

(16)    Subsequent Events

  Acquisition of Barrow Cable TV, Inc. Assets

        On February 1, 2005 we acquired all of the assets of Barrow Cable TV, Inc. ("BCTV") for approximately $1.6 million. We expect the BCTV asset purchase to result in additional subscribers totaling approximately 950 and additional homes passed totaling approximately 1,600.

  Intrastate Access Refund

        On May 15, 2003, AT&T filed a petition with the FCC requesting a declaratory ruling that intrastate access charges do not apply to certain of its calling card offerings. When AT&T Alascom, a subsidiary of AT&T, characterized calling card calls that originate and terminate in Alaska as interstate, they shifted certain intrastate access charges payable to Alaska LECs to us. In a proceeding before the RCA, the RCA had already declared this AT&T Alascom practice to be improper. After AT&T petitioned the FCC, the RCA stayed AT&T Alascom's obligations to make back payments for the period prior to April, 2004, but ordered AT&T Alascom to pay on an ongoing basis from April 1, 2004. On February 23, 2005, the FCC also ruled against AT&T, consistent with the RCA's prior findings. With this ruling, we can now seek to collect refunds for the intrastate access charge amounts that AT&T Alascom unlawfully shifted to us prior to April 1, 2004. We have not completed our calculations of the amounts due to us and cannot predict at this time the ultimate amount to be refunded pursuant to this gain contingency, however it could be material to our results of operations, financial position and cash flows.

  Amended Related Party Lease

        On February 25, 2005 we amended the aircraft operating lease agreement with a company owned by our President and CEO. The lease was amended to accommodate the lessor's purchase of a replacement aircraft. The amendment increases the monthly lease rate from $50,000 to $75,000 upon the earlier of the sale of the aircraft covered by the original lease agreement or May 25, 2005. Prior to the sale of the aircraft covered by the original lease agreement or May 25, 2005 we pay a monthly lease rate of $125,000. Other terms of the lease were not changed.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

$70,000,000

GCI, Inc.

OFFER TO EXCHANGE
7.25% Senior Notes
due 2014
for 7.25% Senior Notes
due 2014

PROSPECTUS

                 , 2005

Dealer Prospectus Delivery Obligation

Until                        , 2005, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        The bylaws of GCI, Inc. provide for indemnification of directors and officers (and their respective heirs and personal representatives) of GCI, Inc. against all losses, damages, costs and expenses incurred in connection with any action, suit or proceeding (civil or criminal) brought against such person by reason of the fact that he or she is or was a director or officer of GCI, Inc. or served any other enterprise in which GCI, Inc. is a creditor as a director or officer at the request of GCI, Inc. GCI, Inc. will only indemnify an officer or director upon a determination by a majority vote of the disinterested members of the board of directors, by a majority vote of the shareholders of GCI, Inc. or by independent legal counsel that the person to be indemnified has met the applicable standard of conduct. No indemnification will be made in respect of any claim, issue or matter as to which the director or officer is adjudged to be liable for negligence or misconduct.

        The articles of incorporation of GCI, Inc. provide that directors will not be liable to GCI, Inc. for monetary damages for breach of a fiduciary duty unless such breach involves a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law or the derivation by such director of an improper personal benefit. GCI, Inc.'s bylaws further provide that no officer or director will be liable to GCI, Inc. for acts or omissions in good faith, provided such person exercised the same degree of care and skill that a prudent person would have exercised in the conduct of his or her own affairs.

        As of the date of this Registration Statement, GCI, Inc. had not received any notice or request regarding indemnification of any officer or director of GCI, Inc.

Item 21. Exhibits and Financial Statement Schedules

        The following exhibits are filed herewith or incorporated herein by reference:

EXHIBIT NO.	DESCRIPTION
3.1	Restated Articles of Incorporation of GCI, Inc.(18)
3.2	Amended and Restated Bylaws of GCI, Inc.(18)
4.1	Indenture dated as of February 17, 2004 between GCI, Inc. and Union Bank of California, N.A., as Trustee(41)
4.2	Registration Rights Agreement dated as of December 7, 2004 among GCI, Inc. and Deutsche Bank Securities, Inc., Jefferies & Company, Inc. and Calyon Securities (USA) Inc., as Initial Purchasers*
4.3	Form of 7.25% Senior Note of GCI, Inc. due 2014 (included in Exhibit 4.1)
5.1	Opinion of Sherman & Howard L.L.C., as to the legality of the securities being registered**
5.2	Opinion of Bonnie J. Paskvan, Corporate Counsel to GCI, Inc., as to the legality of the securities being registered under Alaska law**
10.3	Westin Building Lease(5)
10.4	Duncan and Hughes Deferred Bonus Agreements(6)
10.5	Compensation Agreement between General Communications, Inc. and William C. Behnke dated January 1, 1998(19)
10.6	Order approving Application for a Certificate of Public Convenience and Necessity to operate as a Telecommunications (Intrastate Interexchange Carrier) Public Utility within Alaska(3)
10.7	1986 Stock Option Plan, as amended(21)

10.13	MCI Carrier Agreement between MCI Telecommunications Corporation and General Communication, Inc. dated January 1, 1993(8)
10.14	Contract for Alaska Access Services Agreement between MCI Telecommunications Corporation and General Communication, Inc. dated January 1, 1993(8)
10.15	Promissory Note Agreement between General Communication, Inc. and Ronald A. Duncan, dated August 13, 1993(9)
10.16	Deferred Compensation Agreement between General Communication, Inc. and Ronald A. Duncan, dated August 13, 1993(9)
10.17	Pledge Agreement between General Communication, Inc. and Ronald A. Duncan, dated August 13, 1993(9)
10.19	Summary Plan Description pertaining to Qualified Employee Stock Purchase Plan of General Communication, Inc., as amended and restated January 1, 2003(37)
10.20	The GCI Special Non-Qualified Deferred Compensation Plan(11)
10.21	Transponder Purchase Agreement for Galaxy X between Hughes Communications Galaxy, Inc. and GCI Communication Corp.(11)
10.25	Licenses:(5)
10.25.1	214 Authorization
10.25.2	International Resale Authorization
10.25.3	Digital Electronic Message Service Authorization
10.25.4	Fairbanks Earth Station License
10.25.5	Fairbanks (Esro) Construction Permit for P-T-P Microwave Service
10.25.6	Fairbanks (Polaris) Construction Permit for P-T-P Microwave Service
10.25.7	Anchorage Earth Station Construction Permit
10.25.8	License for Eagle River P-T-P Microwave Service
10.25.9	License for Juneau Earth Station
10.25.10	Issaquah Earth Station Construction Permit
10.26	ATU Interconnection Agreement between GCI Communication Corp. and Municipality of Anchorage, executed January 15, 1997(18)
10.29	Asset Purchase Agreement, dated April 15, 1996, among General Communication, Inc., ACNFI, ACNJI and ACNKSI(12)
10.30	Asset Purchase Agreement, dated May 10, 1996, among General Communication, Inc., and Alaska Cablevision, Inc.(12)
10.31	Asset Purchase Agreement, dated May 10, 1996, among General Communication, Inc., and McCaw/Rock Homer Cable System, J.V.(12)
10.32	Asset Purchase Agreement, dated May 10, 1996, between General Communication, Inc., and McCaw/Rock Seward Cable System, J.V.(12)
10.33	Amendment No. 1 to Securities Purchase and Sale Agreement, dated October 31, 1996, among General Communication, Inc., and the Prime Sellers Agent(13)
10.34	First Amendment to Asset Purchase Agreement, dated October 30, 1996, among General Communication, Inc., ACNFI, ACNJI and ACNKSI(13)

10.36	Order Approving Arbitrated Interconnection Agreement as Resolved and Modified by Order U-96-89(8) dated January 14, 1997(18)
10.37	Amendment to the MCI Carrier Agreement executed April 20, 1994(18)
10.38	Amendment No. 1 to MCI Carrier Agreement executed July 26, 1994(16)
10.39	MCI Carrier Addendum—MCI 800 DAL Service effective February 1, 1994(16)
10.40	Third Amendment to MCI Carrier Agreement dated as of October 1, 1994(16)
10.41	Fourth Amendment to MCI Carrier Agreement dated as of September 25, 1995(16)
10.42	Fifth Amendment to the MCI Carrier Agreement executed April 19, 1996(18)
10.43	Sixth Amendment to MCI Carrier Agreement dated as of March 1, 1996(16)
10.44	Seventh Amendment to MCI Carrier Agreement dated November 27, 1996(20)
10.45	First Amendment to Contract for Alaska Access Services between General Communication, Inc. and MCI Telecommunications Corporation dated April 1, 1996(20)
10.46	Service Mark License Agreement between MCI Communications Corporation and General Communication, Inc. dated April 13, 1994(19)
10.47	Radio Station Authorization (Personal Communications Service License), Issue Date June 23, 1995(19)
10.50	Contract No. 92MR067A Telecommunications Services between BP Exploration (Alaska), Inc. and GCI Network Systems dated April 1, 1992(20)
10.51	Amendment No. 03 to BP Exploration (Alaska) Inc. Contract No. 92MRO67A effective August 1, 1996(20)
10.52	Lease Agreement dated September 30, 1991 between RDB Company and General Communication, Inc.(3)
10.54	Order Approving Transfer Upon Closing, Subject to Conditions, and Requiring Filings dated September 23, 1996(19)
10.55	Order Granting Extension of Time and Clarifying Order dated October 21, 1996(19)
10.58	Employment and Deferred Compensation Agreement between General Communication, Inc. and John M. Lowber dated July 1992(19)
10.59	Deferred Compensation Agreement between GCI Communication Corp. and Dana L. Tindall dated August 15, 1994(19)
10.60	Transponder Lease Agreement between General Communication Incorporated and Hughes Communications Satellite Services, Inc., executed August 8, 1989(9)
10.61	Addendum to Galaxy X Transponder Purchase Agreement between GCI Communication Corp. and Hughes Communications Galaxy, Inc. dated August 24, 1995(19)
10.62	Order Approving Application, Subject to Conditions; Requiring Filing; and Approving Proposed Tariff on an Inception Basis, dated February 4, 1997(19)
10.66	Supply Contract Between Submarine Systems International Ltd. And GCI Communication Corp. dated as of July 11, 1997.(23)
10.67	Supply Contract Between Tyco Submarine Systems Ltd. and Alaska United Fiber System Partnership Contract Variation No. 1 dated as of December 1, 1997.(23)

10.71	Third Amendment to Contract for Alaska Access Services between General Communication, Inc. and MCI Telecommunications Corporation dated February 27, 1998(25)
10.77	General Communication, Inc. Preferred Stock Purchase Agreement(26)
10.78	Qualified Employee Stock Purchase Plan of General Communication, Inc., as amended and restated January 01, 2003(37)
10.79	Statement of Stock Designation (Series B)(26)
10.80	Fourth Amendment to Contract for Alaska Access Services between General Communication, Inc. and its wholly-owned subsidiary GCI Communication Corp., and MCI WorldCom.(27)
10.82	Lease Intended for Security between GCI Satellite Co., Inc. and General Electric Capital Corporation(29)
10.89
Fifth Amendment to Contract for Alaska Access Services between General Communication, Inc. and its wholly-owned subsidiary GCI Communication Corp., and MCI WorldCom Network Services, Inc., formerly known as MCI Telecommunications Corporation dated August 7, 2000†(31)
10.90
Sixth Amendment to Contract for Alaska Access Services between General Communication, Inc. and its wholly-owned subsidiary GCI Communication Corp., and MCI WorldCom Network Services, Inc., formerly known as MCI Telecommunications Corporation dated February 14, 2001†(31)
10.91
Seventh Amendment to Contract for Alaska Access Services between General Communication, Inc. and its wholly-owned subsidiary GCI Communication Corp., and MCI WorldCom Network Services, Inc., formerly known as MCI Telecommunications Corporation dated March 8, 2001†(31)
10.99	Statement of Stock Designation (Series C)(34)
10.100	Contract for Alaska Access Services between Sprint Communications Company L.P. and General Communication, Inc. and its wholly-owned subsidiary GCI Communication Corp. dated March 12, 2002†(35)
10.101
Credit, Guaranty, Security and Pledge Agreement between GCI Holdings, Inc. and Credit Lyonnais New York Branch as Administrative Agent, Issuing Bank, Co-Bookrunner and Co-Arranger, General Electric Capital Corporation as Documentation Agent, Co-Arranger and Co-Bookrunner and CIT Lending Services Corporation as Syndication Agent, dated as of November 1, 2002(36)
10.102	First Amendment to Lease Agreement dated as of September 2002 between RDB Company and GCI Communication Corp. as successor in interest to General Communication, Inc.(37)
10.103
Agreement and plan of merger of GCI American Cablesystems, Inc. a Delaware corporation and GCI Cablesystems of Alaska, Inc. an Alaska corporation each with and into GCI Cable, Inc. an Alaska corporation, adopted as of December 10, 2002(37)
10.104	Articles of merger between GCI Cablesystems of Alaska, Inc. and GCI Cable, Inc., adopted as of December 10, 2002(37)
10.107
Amendment No. 1 to Credit, Guaranty, Security and Pledge Agreement between GCI Holdings, Inc. and Credit Lyonnais New York Branch as Administrative Agent, Issuing Bank, Co-Bookrunner and Co-Arranger, General Electric Capital Corporation as Documentation Agent, Co-Arranger and Co-Bookrunner and CIT Lending Services Corporation as Syndication Agent, dated as of November 1, 2002(38)

10.108	Bonus Agreement between General Communication, Inc. and Wilson Hughes(39)
10.109	Eighth Amendment to Contract for Alaska Access Services between General Communication, Inc. and its wholly-owned subsidiary GCI Communication Corp., and MCI WorldCom Network Services, Inc.†(39)
10.110	Settlement and Release Agreement between General Communication, Inc. and WorldCom, Inc.(39)
10.111
Credit, Guaranty, Security and Pledge Agreement between GCI Holdings, Inc. and Credit Lyonnais New York Branch as Administrative Agent, Issuing Bank, Co-Bookrunner and Co-Arranger, General Electric Capital Corporation as Documentation Agent, Co-Arranger and Co-Bookrunner and CIT Lending Services Corporation as Syndication Agent, dated as of October 30, 2003(40)
10.112	Waiver letter agreement dated as of February 13, 2004 for Credit, Guaranty, Security and Pledge Agreement(41)
10.113	Indenture dated as of February 17, 2004 between GCI, Inc. and Union Bank of California, as trustee (as successor trustee to The Bank of New York)(41)
10.114
Registration Rights Agreement dated as of February 17, 2004, among GCI, Inc., and Deutsche Bank Securities Inc., Jefferies & Company, Inc., Credit Lyonnais Securities (USA), Inc., Blaylock & Partners, L.P., Ferris, Baker Watts, Incorporated, and TD Securities (USA), Inc., as Initial Purchasers(41)
10.115	Amended and Restated 1986 Stock Option Plan of General Communication, Inc. as of June 7, 2002(42)
10.116
Amendment No. 1 dated February 2, 2004 to the Credit, Guaranty, Security and Pledge Agreement between GCI Holdings, Inc. and Credit Lyonnais New York Branch as administrative agent for the Lenders, issuing bank, co-bookrunner and co-arranger (the "Administrative Agent"), General Electric Capital Corporation as documentation agent, co-arranger and co-bookrunner and CIT Lending Services Corporation as Syndication Agent(44)
10.117
Amendment No. 2 dated May 21, 2004 to the Credit, Guaranty, Security and Pledge Agreement between GCI Holdings, Inc. and Calyon New York Branch (successor-in-interest to Credit Lyonnais New York Branch) as administrative agent for the Lenders, issuing bank, co-bookrunner and co-arranger (the "Administrative Agent"), General Electric Capital Corporation as documentation agent, co-arranger and co-bookrunner and CIT Lending Services Corporation as Syndication Agent(44)
10.118
First amendment to contract for Alaska Access Services between Sprint Communications Company L.P. and General Communication, Inc. and its wholly owned subsidiary GCI Communication Corp. dated July 24, 2002†(44)
10.119
Second amendment to contract for Alaska Access Services between Sprint Communications Company L.P. and General Communication, Inc. and its wholly owned subsidiary GCI Communication Corp. dated December 31, 2003(44)
10.120
Third amendment to contract for Alaska Access Services between Sprint Communications Company L.P. and General Communication, Inc. and its wholly owned subsidiary GCI Communication Corp. dated February 19, 2004†(44)
10.121
Fourth amendment to contract for Alaska Access Services between Sprint Communications Company L.P. and General Communication, Inc. and its wholly owned subsidiary GCI Communication Corp. dated June 30, 2004†(44)

10.122
Amendment No. 3 dated November 17, 2004 to the Credit, Guaranty, Security and Pledge Agreement between GCI Holdings, Inc. and Calyon New York Branch (successor-in-interest to Credit Lyonnais New York Branch) as administrative agent for the Lenders, issuing bank, co-bookrunner and co-arranger (the "Administrative Agent"), General Electric Capital Corporation as documentation agent, co-arranger and co-bookrunner and CIT Lending Services Corporation as Syndication Agent(45)
10.123	Amended and Restated Aircraft Lease Agreement, dated as of February 25, 2005 between GCI Communication Corp. and 560 Company, Inc., an Alaska corporation*
12	Calculation of Ratio of Earnings to Fixed Charges*
21.1	Subsidiaries of the Registrant(41)
23.1	Consent of KPMG LLP*
23.2	Consent of Sherman & Howard L.L.C. (to be included in Exhibit 5.1)
23.3	Consent of Bonnie J. Paskvan, Corporate Counsel to GCI, Inc. (to be included in Exhibit 5.2)
24.1	Power of attorney (included on Signature Page of this Registration Statement)
25	Statement of Eligibility and Qualification on Form T-1 of Union Bank of California, N.A., as trustee of the 7 1/4% Senior Notes due 2014 of the Registrant*
99	Additional Exhibits:
99.1	Form of Letter of Transmittal with respect to exchange offer*
99.2	Form of Notice of Guaranteed Delivery with respect to exchange offer*
99.3	Letter to Beneficial Holders with respect to exchange offer*
99.4	Broker-Dealer Letter with respect to exchange offer*
99.5	The Articles of Incorporation of GCI Communication Corp.(2)
99.6	The Bylaws of GCI Communication Corp.(2)
99.7	The Bylaws of GCI Cable, Inc.(14)
99.8	The Articles of Incorporation of GCI Cable, Inc.(14)
99.15	The Bylaws of GCI Holdings, Inc.(19)
99.16	The Articles of Incorporation of GCI Holdings, Inc.(19)
99.19	The Bylaws of GCI Transport, Inc.(23)
99.20	The Articles of Incorporation of GCI Transport, Inc.(23)
99.21	The Bylaws of Fiber Hold Co., Inc.(23)
99.22	The Articles of Incorporation of Fiber Hold Co., Inc.(23)
99.23	The Bylaws of GCI Fiber Co., Inc.(23)
99.24	The Articles of Incorporation of GCI Fiber Co., Inc.(23)
99.25	The Bylaws of GCI Satellite Co., Inc.(23)
99.26	The Articles of Incorporation of GCI Satellite Co., Inc.(23)
99.27	The Partnership Agreement of Alaska United Fiber System(23)
99.28	The Bylaws of Potter View Development Co., Inc.(32)

99.29	The Articles of Incorporation of Potter View Development Co., Inc.(32)
99.30	The Bylaws of GCI American Cablesystems, Inc.(34)
99.31	The Articles of Incorporation of GCI American Cablesystems, Inc.(34)
99.32	The Bylaws of GCI Cablesystems of Alaska, Inc.(34)
99.33	The Articles of Incorporation of GCI Cablesystems of Alaska, Inc.(34)
99.34	The Bylaws of GCI Fiber Communication, Co., Inc.(34)
99.35	The Articles of Incorporation of GCI Fiber Communication, Co., Inc.(34)
99.37	The Articles of Incorporation of Wok 1, Inc.(38)
99.38	The Bylaws of Wok 1, Inc.(38)
99.39	The Articles of Incorporation of Wok 2, Inc.(38)
99.40	The Bylaws of Wok 2, Inc.(38)

†
Confidential treatment pursuant to Rule 406 of the Securities Act or Rule 24b-2 of the Securities Exchange Act has previously been granted by the SEC.

*
Filed herewith.

**
To be filed by amendment.

Exhibit Reference	DESCRIPTION
2	Incorporated by reference to General Communication, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1990
3	Incorporated by reference to General Communication, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1991
5	Incorporated by reference to General Communication, Inc.'s Registration Statement on Form 10 (File No. 0-15279), mailed to the Securities and Exchange Commission on December 30, 1986
6	Incorporated by reference to General Communication, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1989.
8	Incorporated by reference to General Communication, Inc.'s Current Report on Form 8-K dated June 4, 1993.
9	Incorporated by reference to General Communication, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1993.
10	Incorporated by reference to General Communication, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994.
11	Incorporated by reference to General Communication, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995.
12	Incorporated by reference to General Communication, Inc.'s Form S-4 Registration Statement dated October 4, 1996.
13	Incorporated by reference to General Communication, Inc.'s Current Report on Form 8-K dated November 13, 1996.

14	Incorporated by reference to General Communication, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996.
16	Incorporated by reference to General Communication, Inc.'s Current Report on Form 8-K dated March 14, 1996, filed March 28, 1996.
18	Incorporated by reference to General Communication, Inc.'s Form S-3 Registration Statement (File No. 333-28001) dated May 29, 1997.
19	Incorporated by reference to General Communication, Inc.'s Amendment No. 1 to Form S-3/A Registration Statement (File No. 333-28001) dated July 8, 1997.
20	Incorporated by reference to General Communication, Inc.'s Amendment No. 2 to Form S-3/A Registration Statement (File No. 333-28001) dated July 21, 1997.
21	Incorporated by reference to General Communication, Inc.'s Amendment No. 3 to Form S-3/A Registration Statement (File No. 333-28001) dated July 22, 1997.
23	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997.
24	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 1998.
25	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.
26	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 1999.
27	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 1999.
28	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.
29	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2000.
30	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.
31	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 2001.
32	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2001.
33	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2001.
34	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.
35	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2002.
36	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2002.
37	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002.

38	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 2003.
39	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2003.
40	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2003.
41	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003.
42	Incorporated by reference to General Communication, Inc.'s 2004 Definitive Proxy Statement dated April 30, 2004.
43	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 2004.
44	Incorporated by reference to GCI, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2004.
45	Incorporated by reference to GCI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004.

Item 22. Undertakings

A.
The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers to sale are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

          (iii)  To include any material information with respect to the plan of distribution previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.
The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

C.
The undersigned registrants hereby undertake to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

D.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Anchorage, State of Alaska, on April 6, 2005.

GCI, INC.
By:	/s/ RONALD A. DUNCAN Ronald A. Duncan, President (Chief Executive Officer)

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald A. Duncan, John M. Lowber and Steven D. Miller, Esq., and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any subsequent registration statement for the same offering that may be filed under Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RONALD A. DUNCAN Ronald A. Duncan	President and Director (Principal Executive Officer)	April 6, 2005
/s/ G. WILSON HUGHES G. Wilson Hughes	Vice President and Director	April 6, 2005
/s/ JOHN M. LOWBER John M. Lowber	Secretary, Treasurer and Director (Principal Financial and Accounting Officer)	April 6, 2005